As filed with the Securities and Exchange Commission on July 21, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ENERGY PARTNERS, LTD.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	72-1409562
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170 (504) 569-1875	John H. Peper Executive Vice President, General Counsel and Corporate Secretary Energy Partners, Ltd. 201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170 (504) 569-1875
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Andrew L. Gates, III Senior Vice President, General Counsel and Secretary Stone Energy Corporation 625 E. Kaliste Saloom Road Lafayette, Louisiana 70508 (337) 237-0410	Alan P. Baden Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, New York 10103-0040 (212) 237-0000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective and the satisfaction or waiver of all other conditions to the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	35,024,151	N/A	$553,593,555	$59,235

(1)	Represents the maximum number of shares of Energy Partners, Ltd. (“EPL”) common stock issuable upon the consummation of the merger described herein.
(2)	Pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933, as amended and solely for purposes of calculating this registration fee, the proposed maximum aggregate offering price is equal to the market value of shares of Stone Common Stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act calculated as follows: (a) $45.42, the average of the high and low prices per share of Stone Common Stock on July 19, 2006, as reported on the New York Stock Exchange Composite Transactions Tape, multiplied by (b) 27,762,679, the aggregate number of shares of Stone Common Stock outstanding as of July 17, 2006, less (c) the minimum amount of cash to be paid by the Registrant in exchange for shares of Stone Common Stock ($707,387,325).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 21, 2006

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Energy Partners, Ltd. (“EPL”) and Stone Energy Corporation (“Stone”) have agreed upon a merger in which Stone will combine with EPL. We are sending this joint proxy statement/prospectus to you to ask you to vote in favor of this merger and other matters.

If the merger is consummated, the Stone common stock will be acquired for total consideration estimated at $2.1 billion, including the refinancing of approximately $800 million of debt and assuming the merger consideration is based on the closing price of EPL common stock of $17.50 on July 19, 2006. Each outstanding share of Stone common stock will be converted into the right to receive at the election of the holder (subject to the limitations described below): (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. You will receive an election form in a separate mailing for you to indicate the number of your shares of Stone common stock and whether you prefer to receive either cash or EPL common stock. You must sign the form and return it in the separate envelope provided so that it is received prior to the election deadline, which will be 5:00 p.m. Eastern time on the date that is five business days following the effective date of the merger. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. As a result, Stone stockholders will hold no more than approximately 46% of the combined company and EPL stockholders will hold no less than approximately 54% of the combined company, assuming the maximum number of shares is issued to Stone’s stockholders.

The EPL common stock is listed on the New York Stock Exchange under the symbol “EPL.”

The Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.”

Your vote is very important. We cannot complete the merger unless the EPL common stockholders vote to approve the issuance of EPL common stock and the Stone common stockholders vote to adopt the merger agreement.

This document is a prospectus relating to the shares of EPL common stock to be issued in the merger and a joint proxy statement for EPL and Stone to solicit proxies for their respective special meetings of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement, and related transactions, followed by a more detailed discussion.

For a discussion of certain significant matters that you should consider before voting on the proposed transaction, see “ Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the EPL common stock to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2006 and is first being mailed to stockholders of EPL and Stone on or about                     , 2006.

ENERGY PARTNERS, LTD.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

(504) 569-1875

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2006

To the Stockholders of Energy Partners, Ltd.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Energy Partners, Ltd. will be held at                     , on                     , 2006 at      a.m., Central time, for the following purposes:

1. to consider and vote upon a proposal for the EPL stockholders to approve the issuance of EPL common stock to Stone Energy Corporation’s stockholders as a result of the merger of Stone with and into EPL Acquisition Corp. LLC, a wholly-owned subsidiary of EPL, as a result of the transactions contemplated by the Agreement and Plan of Merger, dated June 22, 2006, by and among EPL, EPL Acquisition Corp. LLC and Stone;

2. to consider and vote upon a proposed amendment to EPL’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the merger occurs;

3. to consider and vote upon the adoption of EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan; and

4. to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on                     , 2006 (the “Record Date”), are entitled to notice of and to vote at the special meeting or at any adjournments or postponements thereof, notwithstanding the transfer of any stock on the books of EPL after the Record Date. Each share of EPL common stock is entitled to one vote at the special meeting. The approval of the issuance of EPL common stock and the approval of the adoption of EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan require the affirmative vote of a majority of the shares of EPL common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists. The approval of the amendment to EPL’s certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of EPL common stock. A complete list of stockholders entitled to vote at the special meeting will be available for examination at EPL’s offices in New Orleans, Louisiana during normal business hours by any holder of EPL common stock for any purpose relevant to the special meeting for a period of ten days prior to the special meeting. This list will also be available at the special meeting and any EPL stockholder may inspect it for any purpose relevant to the special meeting.

The board of directors of EPL has approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and recommends that EPL stockholders vote at the special meeting to approve the issuance of EPL common stock as a result of the transactions contemplated by the merger agreement and also to approve proposals 2 and 3 above. Approval of the merger is not conditioned upon approval of the proposal to increase the number of authorized common shares or the adoption of the Amended and Restated 2006 Long Term Stock Incentive Plan. As described on page 99, one EPL director has a financial interest as a result of the merger.

By Order of the Board of Directors Richard A. Bachmann Chairman of the Board and Chief Executive Officer New Orleans, Louisiana , 2006

Your vote is important. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

STONE ENERGY CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2006

To the Stockholders of Stone Energy Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Stone Energy Corporation will be held at                     , on                     , 2006 at 9:30 a.m., Central time, for the following purposes:

1. to consider and vote upon a proposal for the Stone stockholders to adopt the Agreement and Plan of Merger, dated June 22, 2006, by and among Stone, Energy Partners, Ltd. and EPL Acquisition Corp. LLC, pursuant to which Stone will merge with and into EPL Acquisition Corp. LLC, a wholly owned subsidiary of Energy Partners, Ltd.; and

2. to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on                     , 2006, are entitled to notice of and to vote at the special meeting or at any adjournments or postponements thereof. Each share of Stone common stock is entitled to one vote at the special meeting. The affirmative vote of a majority of the outstanding shares of Stone common stock is required to adopt the merger agreement. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Stone’s offices in Lafayette, Louisiana during normal business hours by any holder of Stone common stock for any purpose relevant to the special meeting for a period of ten days prior to the special meeting. This list will also be available at the special meeting and any Stone stockholder may inspect it for any purpose relevant to the special meeting. Holders of Stone common stock are entitled to dissenters’ appraisal rights under the Delaware General Corporation Law in respect of the merger.

The board of directors of Stone has determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Stone and its stockholders, and the board of directors of Stone approved the merger agreement, declared its advisability, and recommends that Stone stockholders vote at the special meeting in favor of the adoption of the merger agreement. As described on pages 97 to 99, some Stone directors and executive officers will receive financial benefits as a result of the merger.

By Order of the Board of Directors,

David H. Welch

President and Chief Executive Officer

Lafayette, Louisiana

                    , 2006

Your vote is important. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about EPL from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from EPL at the following address:

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

Attention: Corporate Secretary

(504) 569-1875

You will not be charged for any of these documents that you request. If you would like to request documents from EPL, please do so by                     , 2006, to receive timely delivery of the documents in advance of the EPL special meeting.

See “Incorporation of Certain Documents by Reference” on page 134 and “Where You Can Find More Information” on page 135.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Set forth below are commonly asked questions and answers about the merger, including parenthetical page references to the more complete discussion in this document of the questions answered in this section. For a more complete description of the legal and other terms of the merger, please read carefully this entire document and the other available information referred to in “Where You Can Find More Information” on page 135. For an explanation of certain oil and natural gas terms used throughout this document, see “Glossary of Oil and Gas Terms” beginning on page 136.

Q:	What will happen in the merger?

A:	The proposed merger will combine the businesses of EPL and Stone. At the effective time of the merger, Stone will merge with and into EPL Acquisition Corp. LLC, a wholly-owned direct subsidiary of EPL, with EPL Acquisition Corp. LLC as the surviving entity. EPL will continue as a public company. Following the merger, the combined company will be a primarily domestic independent oil and natural gas company with an anticipated enterprise value of approximately $3.2 billion based on the closing price of EPL common stock on July 19, 2006.

Q:	Why are EPL and Stone proposing the merger? (see pages 68 to 71)

A:	EPL believes that the consummation of the proposed transaction will result in the following advantages:

•	Strengthens Gulf of Mexico Position — The combination of EPL and Stone will create a premier offshore exploration and production company with a highly attractive portfolio of assets in the Gulf of Mexico. Of the approximately 108 Mmboe of proved reserves owned by Stone as of year end 2005 (inclusive of the additional interest recently acquired in Mississippi Canyon Blocks 109 and 108) that will be added to EPL’s asset portfolio, approximately 72% are located in the Gulf of Mexico. The combined company will have a balanced natural gas/oil production ratio (65% natural gas / 35% oil) with a broad portfolio of low, medium and high potential projects across EPL’s eastern, central and western Gulf of Mexico operational areas. The merger will also combine Stone’s 3-D seismic portfolio and acreage position in the Gulf of Mexico with that of EPL, providing the combined company with a significant informational advantage in the selection of future drilling and development opportunities, including those in the significantly larger acreage position of the combined company. The combined company’s increased scope, scale and 3-D seismic portfolio will significantly improve EPL’s competitive position in the Gulf of Mexico and accelerate growth and diversification.

•	Establishes Rocky Mountain and Williston Basin Positions — The merger will provide balance and geographic diversity through the addition of Stone’s attractive, long-lived reserves located in the Rocky Mountain region, including the Williston Basin. At December 31, 2005, approximately 16% of Stone’s estimated proved reserves (16 Mmboe) were located in several Rocky Mountain basins, a resource play characterized by stable, long-lived natural gas production. An additional 8% of Stone’s estimated proved reserves (8 Mmboe) were located in the Williston Basin. The addition of the positions in the Rocky Mountain region creates a significant base that will greatly enhance the combined company’s reserve and geographic diversification. They also provide significant future exploration and development opportunities in a number of the premier North American onshore resource plays (including the Pinedale Anticline and Jonah fields and the Bakken Shale), and position EPL to acquire additional acreage and drilling opportunities in this region.

•

Builds on EPL’s Leading Technical and Production Expertise — EPL and Stone’s teams of geoscientists, engineers, landmen and other technical professionals average more than 23 and 24 years of respective experience in the exploration and production business. The addition of Stone’s professionals who focus on the Gulf of Mexico provides a unique opportunity to enhance EPL’s already strong team of technical professionals. Stone’s team in the Rocky Mountain region will provide local expertise necessary to facilitate EPL’s geographic diversification. Given the shortage of experienced oil and natural gas personnel in the current labor market, the merger provides a cost effective way of increasing the depth of EPL’s technical and finance and administrative teams, positioning EPL to generate and maintain a larger inventory of high-quality drilling prospects and to further develop and exploit a larger and better diversified asset base.

•	Provides Opportunities to Improve the Combined Company’s Financial Returns — EPL expects that the merger will:

•	Produce $55 million in annual synergies and associated cost savings. EPL expects to realize approximately $55 million in ongoing annual savings through the elimination of redundant transportation, shorebases and procurement, the consolidation of administrative and professional services and the reduction of annual insurance premiums. EPL has developed a comprehensive plan to be implemented promptly following the completion of the merger for achieving these benefits.

•	Permit EPL to high-grade the combined company’s exploration, development and exploitation opportunities with increased cash flow used to augment EPL’s balanced drilling program and reduce debt. The size and strength of the combined company are expected to allow EPL to high-grade the exploration, development and exploitation opportunities in the combined company’s asset base. High-grading of the combined portfolio is anticipated to increase cash flow available for debt reduction through focused capital spending and the results of drilling a balanced portfolio of low, moderate and higher risk opportunities. In addition, the increased resources of the combined entity will enable EPL to pursue larger scale projects that have the potential for increased returns.

•	Allow EPL to rationalize the combined company’s asset base through property dispositions. As part of the process of integrating Stone’s Gulf of Mexico properties into its existing asset portfolio, EPL will rationalize its asset profile in the Gulf Coast region, including the Gulf of Mexico, by disposing of primarily lower tier properties. Proceeds generated from any such asset sales will be used to reduce debt.

Through its combination with Stone, EPL expects that the combined company’s geographically diversified and high-graded assets, together with its exploration and production experience and its technical expertise, will provide a foundation for further increasing reserves, production and cash flow and a strong basis for creating stockholder value.

A:	In reaching its decision to approve the merger, the Stone board of directors considered a number of factors, including the following:

•	in its opinion letter, dated June 17, 2006, to the Stone board of directors, Jefferies & Company, Inc. opined that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Stone common stock (other than EPL and its affiliates);

•	the merger consideration represented a premium of approximately 18% to the closing trading price of Stone’s common stock on May 24, 2006, the day prior to the announcement of EPL’s unsolicited offer to acquire Stone, and a premium of approximately 4% to the closing trading price of Stone’s common stock on June 22, 2006, the day of the execution of the merger agreement;

•	the merger will permit the combined company to effectively compete with other exploration and production companies, many of which have recently grown through mergers or acquisitions;

•	the combined company will have increased technical expertise, seismic data, and undeveloped acreage;

•	the combined company will have the size and scope to materially participate in the deepwater Gulf of Mexico and other potential areas for growth where Stone believes that significant additional reserves are yet to be discovered;

•	the merger is structured as a reorganization, which may permit stockholders tax-free treatment in whole or in part;

•	the terms of the merger agreement permit Stone to terminate the merger agreement at any time before the meeting to accept a superior proposal, subject to its obligation to comply with procedural requirements of the merger agreement and to pay a termination fee; and

•	EPL has advanced to Plains Exploration & Production Company (“Plains”) on behalf of Stone, the $43.5 million termination fee that Stone was required to pay to Plains upon termination of Stone’s merger agreement with Plains.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Stone board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to recommend that Stone stockholders vote FOR approval of the merger agreement. In addition, individual members of the Stone board of directors may have given differing weights to different factors. The Stone board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Stone’s management and outside legal and financial advisors.

Q:	What happened to the proposed merger with Plains Exploration & Production Company?

A.	On June 22, 2006, in accordance with the terms of the Agreement and Plan of Merger, dated as of April 23, 2006, among Plains, Plains Acquisition Corporation and Stone (the “Plains Merger Agreement”), the Stone board of directors terminated the Plains Merger Agreement in order to proceed with the merger with EPL described in this joint proxy statement/prospectus. In connection with the termination of the Plains Merger Agreement, EPL advanced to Plains, on behalf of Stone, a termination fee of $43.5 million.

Q:	How will the merger affect Stone common stockholders? What will Stone common stockholders receive for their shares? (see pages 103 to 106)

A.	Under the terms of the merger agreement, Stone common stockholders will have the right to receive, at the election of the holder (subject to the limitations described below): (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. Therefore, based on the elections made by all of the Stone common stockholders, you may receive a different proportion of cash and/or stock than you elected. This re-allocation mechanism is more fully described in this proxy statement/prospectus under the caption “Terms of the Merger Agreement—Manner and Basis of Converting Shares—Stockholder Elections; Allocation and Proration Procedures.” Following the merger, Stone stockholders will own no more than approximately 46% of the combined company, assuming the maximum number of shares are issued to Stone’s stockholders.

Q:	What will happen to Stone’s stock options and restricted stock in the merger? (see pages 103 to 106)

A:	Before the merger is completed, Stone will repurchase all outstanding stock options for cash.

Immediately before the merger is completed, all restrictions on Stone restricted stock awards will expire and holders of restricted stock will make the same cash/stock election as holders of Stone common stock. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Shares” beginning on page 103.

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Q:	What will happen at the EPL meeting in addition to voting on the issuance of EPL shares?

A:	In addition to voting on the issuance of EPL shares as a result of the merger, at the special meeting EPL stockholders will vote to approve a proposed amendment to EPL’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the merger occurs. In addition, EPL stockholders will vote to approve EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan. See “EPL’s Amended and Restated 2006 Long Term Incentive Plan” beginning on page 126 for a description of the plan. Approval of the merger is not conditioned upon approval of the proposal to increase the number of authorized common shares or the adoption of the Amended and Restated 2006 Long Term Stock Incentive Plan.

Q:	Will EPL stockholders receive any shares in the merger?

A:	No. EPL stockholders will continue to hold the EPL common stock they owned prior to the effective time of the merger.

Q:	How will EPL fund the cash portion of the merger consideration and the refinancing of the Stone debt?

A:	EPL intends to finance the cash portion of the merger consideration and the refinancing of the Stone debt with its cash resources as well as through a new credit facility that EPL expects to enter into in connection with the merger that will replace its existing credit facility and either a bridge loan or an offering of senior notes. EPL has received a commitment letter from Bank of America, N.A. and affiliates with respect to the new credit facility and the bridge loan. The new credit facility is expected to have a senior secured revolving credit facility of $600 million, with an initial borrowing base availability of $350 million, and a second lien term loan of $700 million. The bridge loan or the senior notes offering is expected to generate gross proceeds to EPL of $730 million. If the merger had occurred on March 31, 2006, EPL would have borrowed approximately $125 million under the new senior secured revolving credit facility to fund the merger consideration and the related transactions. The closing of the credit facility and the bridge loan or the senior notes offering will be subject to customary closing conditions. EPL’s obligation to complete the merger is not contingent on its ability to receive financing under this proposed new credit facility, the bridge loan or the senior notes. See “Financing of the Merger” beginning on page 113 for additional information.

Q:	Where will my shares be traded after the merger?

A:	EPL common stock will be traded on the New York Stock Exchange under the symbol “EPL.” Stone common stock will no longer be traded.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger promptly following the EPL special meeting of stockholders and the Stone special meeting of stockholders.

Q:	How do I vote my shares at my stockholder meeting? (see pages 25 to 28)

A:	After carefully reading this document and the information incorporated by reference, indicate on the enclosed proxy how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at your stockholder meeting. To assure that we obtain your vote, please vote as instructed on your proxy card, even if you plan to attend your stockholder meeting in person. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposal submitted to EPL stockholders if you are an EPL stockholder and in favor of the proposals submitted to Stone stockholders if you are a Stone stockholder. You may revoke your proxy on or before the day of your stockholder meeting by following the instructions on page 28. You then may either change your vote or attend your stockholder meeting and vote in person.

Q:	What happens if I abstain from voting, or do not submit a proxy or vote? (see pages 26 to 27)

A:	If you are an EPL stockholder, an abstention or failure to vote will have no effect on the approval of the issuance of EPL common stock and the approval of EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan. However, broker non-votes will not count for the purpose of determining whether a quorum exists. An abstention or failure to vote will have the effect of a vote against the amendment to EPL’s certificate of incorporation.

A:	If you are a Stone stockholder, any of these actions will have the effect of a vote against adopting the merger agreement.

Q:	What should I do if I want to change my vote? (see page 28)

A:	You can change your vote at any time before your proxy card is voted at your stockholder meeting. You can do this in one of three ways:

•	you can send a written notice to the company of which you are a stockholder stating that you revoke your proxy;

•	you can complete and submit a later dated proxy card to that company; or

•	you can attend your stockholder meeting and vote in person.

However, your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure your broker provides to change those instructions.

Q:	What vote does my board of directors recommend?

A:	The EPL board of directors recommends that its stockholders vote at the special meeting to approve the proposals, including the issuance of the EPL common stock as a result of the transactions contemplated by the merger agreement. The Stone board of directors recommends that its stockholders vote in favor of the adoption of the merger agreement. As described on pages 97 to 99, some of Stone’s directors and executive officers will receive financial benefits as a result of the merger and one of EPL’s directors has an interest in the closing of the merger.

Q:	What votes are required? (see page 26)

A:	The approval of the issuance of EPL common stock and of EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan require the affirmative vote of a majority of the shares of EPL common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists for voting on such share issuance. The approval of the amendment to EPL’s certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of EPL common stock as of the record date. Approval of the merger is not conditioned upon approval of the proposal to increase the number authorized common shares or the adoption of the Amended and Restated 2006 Long Term Stock Incentive Plan. Adoption of the merger agreement by Stone stockholders requires the affirmative vote of a majority of the outstanding shares of Stone common stock as of the record date.

Q:	If my broker holds my shares in “street name,” will my broker vote them for me without my instructions?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should receive instructions regarding election procedures directly from your broker. You should follow the directions provided by your broker to vote your shares or you should instruct your broker to vote your shares, following the procedure your broker provides.

Q:	What must Stone stockholders do to elect to receive cash or EPL common stock?

A:	To elect to receive cash or EPL common stock for your shares of Stone common stock, you must indicate in the place provided on the election form, [which you will receive in a separate mailing], the number of your shares of Stone common stock and whether you prefer to receive cash or stock, sign the form, and return the form in the separate envelope provided so that it is received prior to the election deadline, which is 5:00 p.m. Eastern time on the date that is five business days following the effective date of the merger. If the merger occurs, Stone will promptly make a public announcement of this fact.

You will be able to make one of the following elections on the election form:

•	to elect to receive shares of EPL common stock with respect to all of your shares of Stone common stock;

•	to elect to receive cash with respect to all of your shares of Stone common stock; or

•	to indicate that you make no election, and thus have no preference, with respect to all of your shares of Stone common stock.

If you do not submit an election form prior to the election deadline, you will be deemed to have indicated that you are making no election, and thus have no preference, with respect to your shares of Stone common stock. See “Terms of the Merger Agreement—Manner and Basis of Converting Shares—Stockholder Elections; Allocation; Proration Procedures” beginning on page 103.

Q:	Can I revoke or change my election after I mail my form of election?

A:	Yes. You may revoke or change your election at any time before the election deadline. You can do this by sending a written notice of such revocation or change in your election to the exchange agent at the address contained on the election form.

If you revoke your election form and then do not re-submit an election form that is timely, you will be deemed to have indicated that you are making no election with respect to your shares of Stone common stock.

Q:	Are Stone stockholders guaranteed to receive the amount of cash or EPL common stock that they request on their election form?

A:	No. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. It is possible, therefore, that if you elect cash for your shares of Stone common stock, you could receive a different proportion of stock and cash than you elected.

Q:	If I make an election to receive cash, under what circumstances will my election be re-allocated?

A:	Your election will be re-allocated if the total cash elections exceed approximately $723 million (which includes approximately $15.5 million attributable to stock options). In that circumstance, you will receive a combination of cash and EPL common stock following a pro rata adjustment of all elections for cash in order to stay within the cash limitation of approximately $723 million.

Q:	If I make an election to receive EPL common stock, under what circumstances will my election be re-allocated?

A:	Your election may be re-allocated if the total stock elections exceed approximately 35 million shares of EPL. In that circumstance, you will receive a combination of cash and EPL common stock following a pro rata adjustment of all elections for EPL common stock in order to stay within the share limitation of approximately 35 million EPL shares.

Q:	What happens if I do not make an election or my election form is not received timely?

A:	If the total cash elections exceed approximately $723 million, you will receive shares of EPL common stock. If the total stock elections exceed approximately 35 million shares, you will receive cash.

In any other event, you will receive cash or EPL common stock based on the amount of each such type of consideration remaining after allocations are made to shares of Stone common stock that made an election.

Q:	How will I receive my shares of EPL common stock or cash?

A:	After receiving the proper documentation from you and determining the proper allocations of cash and EPL common stock to be paid to the Stone stockholders, the exchange agent will forward to you the cash and/or EPL common stock to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “Terms of the Merger Agreement—Manner and Basis of Converting Shares—Surrender and Payment” beginning on page 105.

Stockholders will not receive any fractional shares of EPL common stock. Instead, they will receive cash, without interest, for any fractional share of EPL common stock that they might otherwise have been entitled to receive.

Q:	Are Stone stockholders entitled to appraisal rights?

A:	Yes. Stone stockholders are entitled to appraisal rights. Under Delaware law, Stone stockholders have the right to dissent from the merger and, in lieu of receiving the merger consideration, obtain payment in cash of the fair value of your shares of Stone common stock as determined by the Delaware Chancery Court. To exercise appraisal rights, a stockholder must strictly follow the procedures prescribed by Section 262 of the Delaware General Corporation Law. See “Appraisal or Dissenters’ Rights” beginning on page 99. In addition, the full text of the applicable provisions of Delaware law is included as Annex F to this proxy statement/prospectus.

Q:	Is the merger taxable to Stone stockholders for U.S. federal income tax purposes?

A:	Stone and EPL each expect the merger to qualify as a reorganization pursuant to Section 368(a) of the Internal Revenue Code. The U.S. federal income tax consequences of a reorganization to an exchanging Stone stockholder will depend on the relative mix of cash and EPL common stock received by such Stone stockholder.

Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 115 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q.	Is the merger contingent on stockholder approval of all the EPL proposals?

A.	No. The only vote required by the EPL stockholders to effect the merger is the approval regarding the issuance of EPL common stock.

Q.	Is the consummation of the merger contingent on the approval of any party other than the stockholders of EPL and Stone?

A.	In addition to stockholder approval, the consummation of the merger is contingent upon the following:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“Hart-Scott-Rodino”) must have expired or been terminated; and

•	the EPL common stock to be issued in the merger must have been approved for listing on the New York Stock Exchange.

EPL and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the proposed merger. We have described these risks and other risks in more detail under “Risk Factors” beginning on page 17.

Q:	Where can I find more information about the companies?

A:	Both EPL and Stone file periodic reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the SEC’s public reference facility. Please call the SEC at 1-800-SEC-0330 for information about this facility. This information is also available through the Internet site maintained by the SEC at http://www.sec.gov and at the offices of the New York Stock Exchange.

In addition, you may obtain some of this information directly from the companies. For a more detailed description of the information available, please see “Where You Can Find More Information” on page 135.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger, please call the Investor Relations Department of EPL at (504) 569-1875 or of Stone at (337) 237-0410.

x

SUMMARY

This summary primarily highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the other available information referred to under “Where You Can Find More Information” on page 135. We encourage you to read the merger agreement, the legal document governing the merger, which is included as Annex A to this document and incorporated by reference herein. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. Unless otherwise stated, all discussions of EPL outstanding shares, shares of restricted stock and options, pro forma for the merger with Stone, assume that all Stone restricted stock is converted into EPL common stock and all Stone stock options are cancelled. We have defined certain oil and natural gas industry terms used in this document in the “Glossary of Oil and Gas Terms” beginning on page 136.

The Companies

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

EPL is an independent oil and natural gas exploration and production company with current operations concentrated in the shallow to moderate depth waters of the Gulf of Mexico Shelf and the Gulf Coast onshore regions and, as a result of an acquisition of undeveloped acreage in early 2006, the deepwater Gulf of Mexico. As of December 31, 2005, EPL had estimated proved reserves of approximately 166.9 Bcf of natural gas and 31.5 Mmbbls of oil, or an aggregate of approximately 59.3 Mmboe, with a standardized measure of discounted future net cash flows of $1.3 billion. EPL common stock is listed on the New York Stock Exchange under the symbol “EPL.”

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

Stone is an independent oil and natural gas company engaged in the acquisition and subsequent exploration, development, operation and production of oil and natural gas properties located in the conventional shelf of the Gulf of Mexico, the deep shelf of the Gulf of Mexico, the deepwater of the Gulf of Mexico, the Rocky Mountain region and the Williston Basin. Stone is also engaged in an exploratory joint venture in Bohai Bay, China. As of June 30, 2006, Stone’s property portfolio consisted of 58 active properties (fields) and 59 primary term leases in the Gulf Coast region and 21 active properties (fields) in the Rocky Mountain region. As of December 31, 2005, Stone had estimated proved reserves of approximately 593 Bcf of natural gas, or approximately 99 Mmboe, 73% of which were classified as proved developed and 58% of which were natural gas, with a standardized measure of discounted future net cash flows of $1.9 billion. Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.”

The Merger

(see pages 57 to 102)

Pursuant to the merger agreement, Stone will merge with and into EPL Acquisition Corp. LLC, a wholly-owned subsidiary of EPL.

In the merger, Stone common stockholders will receive, at the election of the holder (subject to the limitations described below): (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million.

The merger is expected to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, it is expected that (i) the merger will be tax free to EPL stockholders for U.S. federal income tax purposes and (ii) the U.S. federal income tax consequences to an exchanging Stone stockholder will depend on the relative mix of cash and EPL common stock received by such Stone stockholder. It is a condition to the completion of the merger that Stone and EPL receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither EPL nor Stone intends to waive this closing condition. In the event that either EPL or Stone waives receipt of such opinion from its counsel, however, EPL and Stone will resolicit the approval of their stockholders after providing appropriate disclosure.

Stone Options. Before the merger is completed, Stone will repurchase all outstanding options for cash. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Shares” beginning on page 103.

Stone Restricted Stock. Immediately before the merger is completed, all restrictions on Stone restricted stock awards will expire. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 103.

EPL. The board of directors of EPL has approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and recommends that EPL stockholders vote at the special meeting to approve the issuance of EPL common stock as a result of the transactions contemplated by the merger agreement. See “The Merger—Background of the Merger” beginning on page 57. In addition, the EPL board of directors recommends that EPL stockholders vote to approve the amendment to EPL’s certificate of incorporation to increase EPL’s authorized stock and the approval of EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan.

Stone. The board of directors of Stone has approved the merger agreement, declared the merger agreement advisable, determined that the merger agreement and the transactions contemplated by it fair to and in the best interests of Stone and its stockholders, and recommends that Stone stockholders vote at the special meeting in favor of the adoption of the merger agreement. See “The Merger—Background of the Merger” beginning on page 57. As described on pages 97 to 99, some Stone directors and officers will receive financial benefits as a result of the merger.

Stockholder Election Mechanics

(see page 27)

To elect to receive cash or EPL common stock for your shares of Stone common stock, you must indicate in the place provided on the election form, which you will receive in a separate mailing, the number of shares of Stone common stock with respect to which you prefer to receive cash or EPL common stock, sign the form, and return the form in the separate envelope provided so that it is received prior to the election deadline, which is 5:00 p.m., Eastern time, on the date that is five business days following the effective date of the merger. If the merger occurs, Stone will promptly make a public announcement of this fact.

You will be able to make one of the following elections on the election form:

•	to elect to receive shares of EPL common stock for your shares of Stone common stock;

•	to elect to receive cash for your shares of Stone common stock; or

•	to indicate that you make no election, and thus have no preference, with respect to the nature of the consideration for your shares of Stone common stock.

If you do not submit an election form and the other required documents prior to the election deadline, you will be deemed to have indicated that you are making no election, and thus have no preference, with respect to your shares of Stone common stock.

Appraisal Rights

(see pages 99 to 102)

Under Delaware law, Stone stockholders are entitled to appraisal rights in connection with the merger. Any Stone stockholder of record who objects to the merger may elect to have his or her shares of Stone common stock appraised under the procedures of Delaware law and to be paid the fair value of his or her shares. The appraised value will not include any value arising from the merger, but may include a fair rate of interest. It is possible that the fair value determined may be more or less than the merger consideration. These procedures require, among other things, that a dissenter:

•	file with Stone a written demand for appraisal of the stockholder’s shares prior to the vote on the merger proposal;

•	not vote in favor of the merger; and

•	continuously hold his or her Stone common stock through the effective time of the merger.

If you fail to comply with any of these conditions and the merger is completed, you will lose your appraisal rights with respect to your shares of Stone common stock. See the relevant sections of Delaware law attached as Annex F to this proxy statement.

Opinions of Financial Advisors

(see pages 71 to 96)

In deciding to recommend the merger, we each considered opinions from our respective financial advisors.

The EPL board of directors received a written opinion from each of Evercore Group L.L.C. and Banc of America Securities LLC to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and other matters described therein, the merger consideration was fair, from a financial point of view, to EPL.

Stone received a written opinion from Jefferies & Company, Inc., through its Randall & Dewey division, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the merger consideration contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than EPL and its affiliates).

The full texts of these opinions describe, among other things, the assumptions made, the procedures followed, factors considered and limitations on the review undertaken, and are attached as Annexes B-1, B-2 and C. We urge you to read these opinions carefully and in their entirety. The opinions of Evercore Group L.L.C. and Banc of America Securities LLC were provided to the EPL board of directors, and the opinion of Jefferies & Company, Inc. was provided to the Stone board of directors, in each case in connection with their respective evaluations of the merger consideration. None of the opinions address any other aspect of the proposed merger, nor do they constitute a recommendation to any stockholders as to how to vote or act at the EPL or Stone special meetings.

Board of Directors and Management of EPL Following the Merger

(see page 97)

The board of directors of EPL following the merger will be increased by three director positions to a total of fourteen directors and James H. Stone, Richard A. Pattarozzi and Kay G. Priestly, each of whom is currently a director of Stone, will join the board of directors of EPL. The management of EPL following the merger will consist of the same persons as prior to the merger.

The Stockholder Meetings

(see pages 25 to 28)

EPL. The EPL special meeting will be held for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of EPL common stock to Stone’s stockholders as a result of the merger;

•	to consider and vote upon a proposed amendment to EPL’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the merger occurs; and

•	to consider and vote upon approval of EPL’s 2006 Amended and Restated Long Term Stock Incentive Plan.

Stone. The Stone special meeting will be held to consider and vote upon the approval and adoption of the merger agreement.

Record Dates

EPL. You may vote at the special meeting of EPL stockholders if you owned EPL common stock at the close of business on                     , 2006.

Stone. You may vote at the annual meeting of Stone stockholders if you owned Stone common stock at the close of business on                     , 2006.

Votes Required

(see page 26)

EPL. Each share of EPL common stock outstanding as of the record date will be entitled to one vote at the special meeting. The approval of the issuance of EPL common stock and EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan requires the affirmative vote of a majority of the shares of EPL common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists. The approval of the amendment to EPL’s certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of EPL common stock. Approval of the merger is not conditioned upon approval of the proposal to increase the number of authorized common shares or the adoption of the Amended and Restated 2006 Long Term Stock Incentive Plan.

If you are a holder of EPL common stock and you do not vote your shares or abstain from voting your shares with respect to the proposal to amend the certificate of incorporation, such actions will be the equivalent of a “no” vote because the adoption of the amendment to the certificate of incorporation requires an affirmative vote of a majority of the outstanding shares of EPL common stock. In addition, broker non-votes will be the equivalent of a “no” vote because the amendment to the certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of EPL common stock.

Stone. Each share of Stone common stock outstanding as of the record date is entitled to one vote at the special meeting. Adoption of the merger agreement by Stone stockholders requires the affirmative vote of a majority of the outstanding shares of Stone common stock.

If you are a holder of Stone common stock and you do not vote your shares or abstain from voting your shares, such actions will be the equivalent of a “no” vote because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Stone common stock. In addition, broker non-votes will be the equivalent of a “no” vote because the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Stone common stock.

Share Ownership of Management

(see pages 118 to 121)

EPL. As of the record date for the EPL special meeting, there were              shares of EPL common stock outstanding. Directors and executive officers of EPL beneficially owned approximately         % of the outstanding EPL common stock on the record date.

Stone. As of the record date for the Stone special meeting, there were              shares of Stone common stock outstanding. Directors and executive officers of Stone beneficially owned approximately         % of the shares of Stone common stock on the record date.

Voting Agreements. In connection with the merger agreement, the directors of EPL and Stone entered into voting agreements pursuant to which such directors agreed to vote their shares in favor of the transactions. The voting agreements cover all shares beneficially owned by the EPL directors and by the Stone directors.

Risks Associated with the Merger

(see pages 17 to 18)

You should be aware of and carefully consider the risks relating to the merger described under “Risk Factors.” These risks include possible difficulties in combining two companies that have previously operated independently.

Financing of the Merger

(see pages 113 to 114)

EPL intends to finance the cash portion of the merger consideration and the refinancing of the Stone debt with its cash resources as well as through a new credit facility that EPL expects to enter into in connection with the merger that will replace its existing credit facility and either a bridge loan or an offering of senior notes of EPL. EPL has received a commitment letter from Bank of America, N.A. and affiliates with respect to the new credit facility and the bridge loan. The new credit facility is expected to have a senior secured revolving credit facility of $600 million, with an initial borrowing base availability of $350 million, and a second lien term loan of $700 million. The bridge loan or the senior notes offering is expected to generate gross proceeds to EPL of $730 million. If the merger had occurred on March 31, 2006, EPL would have borrowed approximately $125 million under the new senior secured revolving credit facility to fund the merger consideration and the related transactions. The closing of the credit facility and the bridge loan or the senior notes offering will be subject to customary closing conditions. EPL’s obligation to complete the merger is not contingent on its ability to receive financing under this proposed new credit facility, the bridge loan or the senior notes.

Accounting Treatment

(see page 96)

The merger will be accounted for as an acquisition of Stone by EPL using the “purchase” method of accounting. In addition, EPL will continue to use the successful efforts method of accounting for its oil and natural gas properties.

Conditions to the Merger

(see pages 109 to 110)

We will complete the merger only if the conditions to the merger are satisfied, including the following:

•	the adoption of the merger agreement by Stone common stockholders;

•	the approval of the EPL common stock issuance in connection with the merger by the EPL common stockholders;

•	the receipt of tax opinions from counsel for each of EPL and Stone that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code;

•	the absence of any material adverse effect upon either EPL or Stone;

•	the absence of any law or court order that prohibits the merger;

•	the applicable waiting period under Hart-Scott-Rodino has expired or been terminated; and

•	the shares of EPL common stock to be issued in the merger have been approved for listing on the New York Stock Exchange.

Either of us may choose to complete the merger even though a condition has not been satisfied if the law allows us to do so.

Termination of the Merger Agreement

(see pages 110 to 111)

We can agree to terminate the merger agreement at any time. In addition, either of us can unilaterally terminate the merger agreement in various circumstances, including the following:

•	if the merger has not been completed by December 31, 2006 and if the terminating company has not materially breached its obligations under the merger agreement, which breach proximately contributed to the failure to consummate the merger on or prior to such date; and

•	if EPL stockholders fail to approve the issuance of EPL common stock as a result of the merger or the Stone stockholders fail to adopt the merger agreement.

Termination Fee

(see pages 111 to 112)

Upon the occurrence of certain termination events in connection with an offer or proposal regarding a business combination, Stone may be required to pay EPL a termination fee of $44.0 million.

In addition, upon the occurrence of certain termination events, Stone may be required to reimburse EPL for all or part of the $43.5 million termination fee advanced by EPL to Plains on behalf of Stone in connection with the termination of Stone’s merger agreement with Plains.

Upon the occurrence of certain termination events in connection with an offer or proposal regarding a business combination, EPL may be required to pay Stone a termination fee of $26.5 million.

Interests of Certain Persons in the Merger that Differ from Your Interests

(see pages 97 to 99)

Certain of EPL’s and Stone’s directors and executive officers have interests in the merger that differ from, or are in addition to, your interests as stockholders of Stone or EPL. These interests include:

•	pursuant to Stone severance plans and retention policies, all Stone executive officers will receive cash payments as the result of merger;

•	all restrictions on restricted stock awards held by Stone officers and directors will expire;

•	stock options held by Stone officers and directors will be purchased for cash by Stone immediately prior to the merger;

•	for six years after the merger, EPL Acquisition Corp. LLC will indemnify and maintain liability insurance for the officers and directors of Stone and its subsidiaries;

•	each of James H. Stone, Richard A. Pattarozzi and Kay G. Priestly will join EPL’s board of directors upon the closing of the transactions contemplated by the merger agreement;

•	EPL will provide suitable office space for James H. Stone in EPL’s headquarters building in lieu of Mr. Stone’s current arrangements with Stone; and

•	William O. Hiltz, a director of EPL, is a senior managing director of Evercore Partners, which is an affiliate of Evercore Group L.L.C., one of EPL’s financial advisors that has issued a fairness opinion in connection with the transactions. Evercore Group L.L.C. received a fee upon execution of the merger agreement and will receive an additional fee upon the closing of the transactions.

As of the date of this document, there are no agreements with EPL for the employment of any of Stone’s directors (other than as set forth above) or the continuing employment of any of Stone’s executive officers. Other than as set forth above, the interests of Stone’s directors and executive officers in the merger are limited to their interests as stockholders of Stone.

Stone’s directors and executive officers beneficially owned approximately         % of the shares of Stone common stock as of the record date for the Stone special meeting.

Acquisition Proposals

(see page 108)

Until the termination of the merger agreement, Stone, and its officers, directors and agents, will not (i) solicit, initiate or encourage an acquisition proposal or any inquiries or the making of any proposal that constitutes or reasonably could be expected to lead to an acquisition proposal, (ii) enter into any agreement with respect to an acquisition proposal or (iii) engage or participate in discussions or negotiations with, or disclose any nonpublic information or furnish any information with respect to, or otherwise cooperate in any way with, an acquisition proposal. Stone may, however, communicate with third parties that make bona fide unsolicited written acquisition proposals that, in its board’s good faith determination after consultation with its financial advisors and outside legal counsel, may reasonably be expected to result in a transaction more favorable from a financial point of view to its stockholders.

Material Differences in the Rights of Stockholders

(see pages 122 to 124)

Stone and EPL are both Delaware corporations. Upon completion of the merger, your rights as stockholders of EPL will be governed by its charter and bylaws, and Delaware law. Stone stockholders should consider the fact that EPL’s charter and bylaws differ in some material respects from Stone’s charter and bylaws.

Comparative Per Share Market Price Information

(see page 24)

EPL common stock is listed on the New York Stock Exchange under the symbol “EPL” and Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.” On May 24, 2006, the last full trading day prior to public announcement of EPL’s unsolicited offer to acquire Stone, EPL common stock closed at $21.56 per share and Stone common stock closed at $40.76 per share. On July 19, 2006, EPL common stock closed at $17.50 per share and Stone common stock closed at $45.60 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.

Summary Selected Financial Information and Other Data

EPL

The following table sets forth EPL’s selected consolidated historical financial information that has been derived from (a) the audited financial statements for each of the years in the five year period ended December 31, 2005 and (b) the unaudited financial statements for the three month periods ended March 31, 2006 and 2005. This disclosure does not include the effect of the merger. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in EPL’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006 and the EPL financial statements and notes thereto incorporated by reference in this document (in thousands, except per share data).

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
Statement of Operations Data:
Revenue	$110,118	$97,478	$402,947	$295,210	$230,187	$133,788	$146,240

Costs and expenses:
Lease operating	12,613	12,603	51,482	40,617	36,693	34,400	36,543
Taxes, other than on earnings	2,995	2,764	10,372	9,263	7,650	6,572	7,190
Exploration expenditures and dry hole costs	19,596	10,755	82,844	35,935	17,353	10,735	15,141
Depreciation, depletion and amortization	47,145	25,513	103,649	92,353	81,927	64,513	46,870
General and administrative	12,456	9,900	43,205	30,974	28,004	24,168	19,833

Total costs and expenses	94,805	61,535	291,552	209,142	171,627	140,388	125,577

Business interruption recovery	12,689	—	20,632	—	—	—	—

Income (loss) from operations	28,002	35,943	132,027	86,068	58,560	(6,600)	20,663

Interest expense, net	(4,805)	(3,863)	(17,340)	(13,136)	(9,794)	(6,881)	(1,587)

Income (loss) before income taxes and cumulative effect of change in accounting principle	23,197	32,080	114,687	72,932	48,766	(13,481)	19,076
Income taxes	(8,394)	(11,659)	(41,592)	(26,516)	(17,784)	4,682	(7,102)

Net income (loss) before cumulative effect of change in accounting principle	14,803	20,421	73,095	46,416	30,982	(8,799)	11,974
Cumulative effect of change in accounting principle	—	—	—	—	2,268	—	—

Net income (loss) (1)	14,803	20,421	73,095	46,416	33,250	(8,799)	11,974

Net income (loss) available to common stockholders (2)	$14,803	$19,477	$72,151	$43,017	$29,705	$(12,129)	$11,974

Earnings and dividends per share:

Basic:

Before cumulative effect of change in accounting principle	$0.39	$0.56	$1.94	$1.31	$0.89	$(0.44)	$0.45

Earnings (loss) per share	$0.39	$0.56	$1.94	$1.31	$0.96	$(0.44)	$0.45

Diluted:

Before cumulative effect of change in accounting principle	$0.37	$0.51	$1.79	$1.20	$0.87	$(0.44)	$0.44

Earnings (loss) per share	$0.37	$0.51	$1.79	$1.20	$0.93	$(0.44)	$0.44

Cash dividends declared	$—	$—	$—	$—	$—	$—	$—

(1)	The 2003 net income includes a cumulative effect of change in accounting principle resulting from the adoption of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (Statement 143), which increased net income $2.3 million, net of deferred income taxes of $1.3 million.
(2)	Net income (loss) available to common stockholders is computed by subtracting preferred stock dividends and accretion of discount of $0.9 million, $3.4 million, $3.5 million and $3.3 million from net income (loss) for the years ended December 31, 2005, 2004, 2003 and 2002, respectively.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
Cash Flow Data:
Net cash provided by operating activities	$63,870	$69,443	$269,969	$165,074	$136,702	$25,417	$91,847
Net cash used in investment activities	(57,857)	(221,453)	(449,159)	(176,713)	(110,057)	(54,380)	(121,067)
Net cash provided by (used in) financing activities	(10,077)	61,662	92,442	784	77,631	29,079	25,871

Balance Sheet Data (at end of period):
Total assets	$953,805	$765,933	$931,285	$647,678	$544,181	$384,220	$242,777
Long-term debt, including current maturities	225,000	210,191	235,109	150,217	150,416	103,779	25,493
Stockholders’ equity	420,497	333,135	394,593	315,049	261,485	191,922	164,867

Stone

The following table sets forth a summary of Stone’s selected historical financial information for the three-month periods ended March 31, 2006 and 2005 and for each of the years in the five-year period ended December 31, 2005. The financial data for the three-month periods ended March 31, 2006 and 2005 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of Stone’s management, necessary for a fair presentation of Stone’s financial position and operating results for such interim periods. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of results for the full year. This disclosure does not include the effect of the merger. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stone” and Stone’s financial statements and notes thereto elsewhere in this document (in thousands, except per share data).

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
Statement of Operations Data:
Operating revenue:
Oil production	$61,512	$64,631	$244,469	$214,153	$174,139	$155,913	$103,053
Natural gas production	96,922	91,522	391,771	330,048	334,166	221,582	292,446

Total operating revenue	158,434	156,153	636,240	544,201	508,305	377,495	395,499

Operating expenses:
Lease operating expenses	34,876	27,924	114,664	100,045	72,786	76,673	54,072
Production taxes	4,217	2,427	13,179	7,408	5,975	5,039	6,408
Depreciation, depletion and amortization	65,571	62,021	241,426	210,861	188,813	175,496	164,150
Accretion expense	3,043	1,790	7,159	5,852	6,292	—	—
Write-down of oil and gas properties	—	—	—	—	—	—	302,161
Derivative expense	—	—	3,388	4,099	8,711	15,968	2,604
Bad debt expense (1)	—	—	—	—	—	—	2,343
Salaries, general and administrative expenses	8,709	5,472	23,957	16,629	17,506	14,041	13,527

Total operating expenses	116,416	99,634	403,773	344,894	300,083	287,217	545,265

Income (loss) from operations	42,018	56,519	232,467	199,307	208,222	90,278	(149,766)

Other (income) expenses:
Interest expense	5,915	5,831	23,151	16,835	19,860	23,141	4,895
Other expense	—	—	—	1,541	538	—	—
Early extinguishment of debt	—	—	—	845	4,661	—	—
Merger expenses	—	—	—	—	—	—	25,785
Other income	(922)	(589)	(3,894)	(4,018)	(3,133)	(3,328)	(2,997)

Total other expenses, net	4,993	5,242	19,257	15,203	21,926	19,813	27,683

Income (loss) before income taxes	37,025	51,277	213,210	184,104	186,296	70,465	(177,449)
Income tax provision (benefit)	13,017	17,853	76,446	64,436	65,203	24,662	(60,784

Income (loss) before cumulative effects of accounting changes, net of tax	24,008	33,424	136,764	119,668	121,093	45,803	(116,665)
Cumulative effects of accounting changes, net of tax (2)	—	—	—	—	2,099	—	—

Net income (loss)	$24,008	$33,424	$136,764	$119,668	$123,192	$45,803	$(116,665)

Earnings and dividends per common share:
Income (loss) before cumulative effects of accounting changes per share	$0.88	$1.25	$5.07	$4.50	$4.60	$1.74	$(4.47)

Earnings (loss) per common share	$0.88	$1.25	$5.07	$4.50	$4.67	$1.74	$(4.47)

Income (loss) before cumulative effects of accounting changes per share assuming dilution	$0.88	$1.24	$5.02	$4.45	$4.56	$1.73	$(4.47)

Earnings (loss) per common share assuming dilution	$0.88	$1.24	$5.02	$4.45	$4.64	$1.73	$(4.47)

Cash dividends declared	$—	$—	$—	$—	$—	$—	$—

(1)	Relates to 100% allowance for production receivable due from Enron North America.
(2)	Cumulative effects of accounting changes relate to the adoption of Statement 143 and change to the Units of Production method of DD&A.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
Cash Flow Data:
Net cash provided by operating activities	$81,306	$110,979	$461,213	$369,668	$390,811	$222,891	$315,617
Net cash used in investing activities	(140,557)	(180,546)	(499,932)	(475,159)	(341,180)	(216,570)	(656,847)
Net cash provided by (used in) financing activities	1,631	80,877	94,170	112,648	(60,140)	8,133	275,828
Balance Sheet Data (at end of period):
Working capital (deficit)	$(15,317)	$(34,944)	$16,506	$(28,598)	$(38,474)	$(1,212)	$(18,097)
Oil and natural gas properties, net	1,891,451	1,657,729	1,810,959	1,517,308	1,216,141	963,494	924,229
Total assets	2,199,373	1,853,635	2,140,317	1,695,664	1,332,485	1,094,930	1,032,105
Long-term debt, less current portion	563,000	558,000	563,000	482,000	370,000	431,000	426,000
Stockholders’ equity	980,558	802,144	944,123	772,934	644,111	522,601	484,735

Summary Oil and Natural Gas Reserve and Operating Data

The following table sets forth certain information with respect to EPL’s and Stone’s oil and natural gas reserve and operating data. The following information should be read in connection with the information contained in the financial statements and notes thereto incorporated by reference in and included elsewhere in this document. The information set forth below is not necessarily indicative of future results (in thousands, except per unit amounts).

	For the Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
EPL:
Estimated net proved reserves (at end of period):
Oil (Mbbls)			31,478	28,770	27,414
Natural gas (Mmcf)			166,949	149,835	134,404
Total (Mboe)			59,303	53,743	49,815
Percent oil			53%	54%	55%
Percent proved developed			72%	78%	69%
Standardized measure of discounted future net cash flows (unaudited)			$1,261,246	$667,668	$529,415
Net Production:
Oil (Mbbls)	647	898	2,914	3,171	2,912
Natural gas (Mmcf)	8,535	8,655	32,277	30,048	28,688
Total (Mboe)	2,070	2,341	8,293	8,179	7,693
Average sales price, net of hedging:
Oil (per Bbl)	$59.16	$45.68	$46.45	$35.01	$28.02
Natural gas (per Mcf)	8.30	6.52	8.26	6.11	5.16
Total (per Boe)	52.74	41.64	48.47	36.01	29.86
Impact of hedging:
Oil (per Bbl)	$—	$(1.17)	$(3.15)	$(4.40)	$(1.67)
Natural gas (per Mcf)	(0.11)	—	(0.24)	(0.04)	(0.23)
Average costs (per Boe):
Lease operating expense	$5.98	$5.32	$6.08	$4.93	$4.76
Taxes, other than on earnings	1.45	1.18	1.25	1.13	0.99
Depreciation, depletion and amortization	22.78	10.90	12.50	11.29	10.65

Stone:
Estimated net proved reserves (at end of period):
Oil (Mbbls)			41,509	42,385	44,508
Natural gas (Mmcf)			344,088	413,902	380,280
Total (Mboe)			98,857	111,369	107,888
Percent oil			42%	38%	41%
Percent proved developed			73%	77%	79%
Standardized measure of discounted future net cash flows			$1,932,979	$1,612,459	$1,464,076
Net Production:
Oil (Mbbls)	1,037	1,357	4,838	5,438	5,727
Natural gas (Mmcf)	11,269	15,249	54,129	55,544	62,536
Total (Mboe)	2,915	3,899	13,860	14,695	16,150
Average sales price, net of hedging:
Oil (per Bbl)	$59.32	$47.63	$50.53	$39.38	$30.41
Natural gas (per Mcf)	8.60	6.00	7.24	5.94	5.34
Total (per Boe)	54.35	40.05	45.91	37.03	31.47
Impact of hedging:
Oil (per Bbl)	$—	$(0.33)	$(2.26)	$—	$—
Natural gas (per Mcf)	0.38	(0.19)	(0.57)	(0.18)	(0.03)
Production expense (including production taxes) (per Boe)	$13.41	$7.79	$9.22	$7.31	$4.88

Summary Unaudited Pro Forma Condensed Consolidated Financial Data

The following table sets forth summary unaudited pro forma condensed consolidated financial data which are presented to give effect to the merger and related transactions and the acquisition of additional interests in Mississippi Canyon Blocks 109 and 108. The pro forma adjustments are described in the notes accompanying our unaudited pro forma condensed consolidated financial statements included elsewhere in this proxy statement and are based on preliminary estimates and certain assumptions that management of the companies believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated statement of operations data assumes the merger occurred on January 1, 2005 and the unaudited pro forma condensed consolidated balance sheet data assumes the merger occurred on March 31, 2006. This unaudited pro forma condensed consolidated financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated on the assumed dates nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma financial data should be read together with the historical financial statements of EPL incorporated by reference into this document and the historical financial statements of Stone and the unaudited pro forma condensed consolidated financial statements and accompanying notes included in this document.

	Pro Forma
	Three Months Ended March 31, 2006	Year Ended December 31, 2005
	(amounts in thousands, except per share data)
Statement of Operations:
Revenues:
Oil and natural gas	$267,558	$1,038,245
Other	1,916	4,836

	269,474	1,043,081
Costs and expenses:
Lease operating expenses	52,099	185,575
Exploration expenditures, dryhole costs and impairments	89,197	220,169
Depreciation, depletion and amortization	121,442	449,586
Derivative expense	—	3,388
General and administrative	29,045	92,346

Total costs and expenses	291,783	951,064
Business interruption recovery	12,689	20,632

Income from operations	(9,620)	112,649
Interest expense, net	(39,915)	(157,221)

Income (loss) before income taxes	(49,535)	(44,572)
Income taxes	17,832	16,046

Net income (loss)	(31,703)	(28,526)
Less dividends earned and accretion of discount on preferred stock	—	(944)

Net income (loss) available to common stockholders	$(31,703)	$(29,470)

Basis earnings (loss) per share	$(0.43)	$(0.41)
Diluted earnings (loss) per share	$(0.43)	$(0.41)

Weighted average common shares used in computing earnings (loss) per share:
Basic	73,052	72,121
Diluted	73,052	72,121

March 31, 2006
Balance Sheet Data:
Assets
Cash and cash equivalents	$24,813
Other current assets	390,290
Property and equipment, net	3,784,227
Other assets	19,842

Liabilities and Stockholders’ Equity Data:
Current liabilities	$440,535
Long-term debt	1,779,065
Other long-term liabilities	181,636
Deferred income taxes	741,087
Stockholders’ equity	1,076,850

Summary Unaudited Pro Forma Oil and Natural Gas Reserve and Operations Data

The following table sets forth summary unaudited pro forma information with respect to EPL’s and Stone’s combined estimated net proved oil and natural gas reserves, average prices and expenses for the three months ended March 31, 2006 and as of and for the year ended December 31, 2005.

	As of or for the
	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Estimated net proved reserves:
Proved reserves:
Oil (Mbbls)		72,987
Natural gas (Mmcf)		511,037
Total (Mboe)		158,160
Net proved developed reserves:
Oil (Mbbls)		57,203
Natural gas (Mmcf)		344,974
Total (Mboe)		114,699
Percent oil		46%
Percent proved developed		73%
Reserve additions (Mboe)		17,450
Reserve life (years)		7.3

Standardized measure of discounted future net cash flows (in thousands):
Future cash inflows		$9,306,862
Future production costs		(1,938,975)
Future development costs		(1,042,161)
Future income tax expense		(1,758,759)

Future net cash flows, after tax		4,566,967
10% annual discount for estimated timing of cash flows		(1,372,742)

Standardized measure of discounted future net cash flows		$3,194,225

Net production:
Oil (Mbbls)	1,684	7,752
Natural gas (Mmcf)	19,804	86,406
Total (Mboe)	4,985	22,153

Average sales price, net of hedging:
Oil (per Bbl)	$59.24	$49.00
Natural Gas (per Mcf)	8.47	7.62
Total (per Boe)	53.67	49.08

Production expense (per Boe)	$9.00	$7.31

Comparative Per Share Data

The following table sets forth (a) the historical income from continuing operations and book value per share of EPL common stock in comparison to the pro forma income from continuing operations and book value per share after giving effect to the merger as a purchase of Stone and (b) the historical income from continuing operations and book value per share of Stone common stock in comparison with the equivalent pro forma income from continuing operations and book value per share attributable to the shares of EPL common stock which will be issued for each share of Stone (assuming each Stone stockholder receives 50% of the merger consideration in stock and 50% of the merger consideration in cash). Neither EPL nor Stone has declared dividends on their common stock since their respective formations. The information presented in this table should be read in conjunction with (i) the pro forma combined financial statements appearing elsewhere herein, (ii) the financial statements of EPL and the notes thereto incorporated by reference herein and (iii) the financial statements of Stone and the notes thereto appearing elsewhere herein.

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Historical—EPL
Earnings Per Share:
Basic	$0.39	$1.94
Diluted	$0.37	$1.79
Book Value Per Share—Diluted	$10.42	$9.68

Historical—Stone
Earnings Per Share:
Basic	$0.88	$5.07
Diluted	$0.88	$5.02
Book Value Per Share—Diluted	$35.85	$34.65

Pro Forma Combined (unaudited)
Earnings (Loss) Per Share:
Basic	$(0.43)	$(0.41)
Diluted	$(0.43)	$(0.41)
Book Value Per Share—Diluted	$14.28	$14.21

RISK FACTORS

You should consider carefully the following risk factors, together with all of the other information included in, or incorporated by reference into, this document before deciding how to vote. This document also contains forward-looking statements that involve risks and uncertainties. Please read “Cautionary Statements Concerning Forward-Looking Statements.”

Risks Relating to the Merger

Stone stockholders may receive merger consideration that is inconsistent with their elections.

Although Stone stockholders will be able to elect to receive cash or EPL common stock for their shares, the merger agreement provides that the election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. Because of this limitation, if you elect to receive cash, your election may be re-allocated if the total cash elections exceed approximately $723 million. Conversely, if you elect to receive EPL common stock, your election may be re-allocated if the total stock elections exceed approximately 35 million shares.

For a more detailed description of the merger consideration, see “Terms of the Merger Agreement—Manner and Basis of Converting Shares—Stockholder Elections; Allocation; Proration Procedures” beginning on page 103.

The value of the consideration to Stone stockholders who receive EPL stock in the merger will decrease if the value of EPL’s stock decreases.

At the effective time of the merger, the value of the stock portion of the merger consideration will depend on the trading price of EPL common stock. The exchange ratio that determines the number of shares of EPL common stock that Stone stockholders will receive in the merger is subject to a collar that limits the maximum number of EPL shares that will be exchanged for each share of Stone stock. Below the lower bound of the collar, there is no “price protection” mechanism contained in the merger agreement that would adjust the number of shares that Stone stockholders will receive based on any increases or decreases in the trading price of EPL common stock. If EPL’s stock price decreases, the market value of the stock portion of the consideration will also decrease. Stock price changes may result from a variety of factors (many of which are beyond both companies’ control), including the following factors:

•	changes in both companies’ businesses, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	interest rates, general market and economic conditions and other factors generally affecting the price of EPL’s and Stone’s common stock;

•	the conditions of the capital markets for the financing EPL will need to incur to consummate the transactions; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which EPL and Stone operate.

The prices of EPL and Stone common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this document and on the date of the respective stockholder meetings. As a result, the value of the merger consideration will also vary. For example, based on the range of closing prices of EPL common stock during the period from May 24, 2006, the last trading day before public announcement of EPL’s unsolicited offer to acquire Stone, through                     , 2006, the

latest practicable date before the date of this document, and assuming that each stockholder receives 50% cash and 50% stock, the value of the merger consideration would have ranged from $             to $            .

Certain directors and executive officers may have interests in the merger different from the interests of other stockholders.

Certain of the directors and executive officers of Stone and EPL are parties to agreements or participate in other arrangements that give them interests in the merger that are different from your interests as a stockholder of Stone. You should consider these interests in voting on the merger. We have described these different interests under “The Merger—Interests of Certain Persons in the Merger” beginning on page 97.

The failure to obtain all necessary third party consents and regulatory approvals from governmental entities could prevent or delay the closing of the merger.

The merger agreement requires that EPL and Stone obtain consents from third parties prior to completion of the merger. EPL or Stone may waive these requirements with respect to consents to be obtained by the other party at its discretion. If one party waives the other’s requirement to obtain one or more of these third party consents and they are not obtained, the third party entitled to give the consent may have a claim against the surviving company, which may result in adverse financial and legal consequences to the surviving company. Further, the delay or denial of any requisite consents, approvals or exemptions could prevent or delay the closing of the merger.

EPL and Stone will incur transaction, integration and restructuring costs in connection with the merger.

EPL and Stone expect to incur significant costs associated with transaction fees, professional services, taxes and other costs related to the merger. Specifically, EPL expects to incur approximately $40.0 million for transaction costs related to the merger. Furthermore, EPL has advanced to Plains on behalf of Stone a termination fee of $43.5 million in connection with the termination of the Plains merger agreement. In addition, the combined company will incur integration and restructuring costs following the completion of the merger as the combined company integrates the businesses of Stone with those of EPL. Although EPL and Stone expect that the realization of efficiencies related to the integration of the businesses may offset incremental transaction, merger-related and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all.

Risks Relating to the Combined Company After the Merger.

For a discussion of the risks relating to EPL’s business, see “Risk Factors” in EPL’s Form 10-K for the year ended December 31, 2005.

After the merger, EPL will be highly leveraged and its high level of debt may limit its financial and operating flexibility.

EPL is incurring a significant amount of debt to consummate the acquisition and to refinance Stone’s existing debt. Upon consummation of the merger, as of March 31, 2006 on a pro forma basis, and based upon the anticipated financing sources for the transaction, EPL would have had outstanding (i) $150.0 million of 8.75% senior notes due 2010, (ii) approximately $200 million aggregate principal amount of debt under its new senior secured revolving credit facility (approximately $125 million of which would have been drawn to fund the merger and related transactions), (iii) a new $700.0 million second lien term loan and (iv) either a $730 million bridge loan or $730 million in aggregate principal amount of new senior notes. On a pro forma basis for the year ended December 31, 2005 and the three months ended March 31, 2006, EPL would have incurred additional interest expense of $116.7 million and $29.2 million, respectively, and would have had a net loss of $29.5 million and $31.7 million, respectively, for such periods.

The substantial debt of EPL following the merger could have important consequences to you. For example, it could:

•	increase EPL’s vulnerability to general adverse economic and industry conditions;

•	make it more difficult for EPL to satisfy its financial obligations;

•	limit EPL’s ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of its assets and opportunities fully because of the need to dedicate a substantial portion of its cash flow from operations to payments on its debt or to comply with any restrictive terms of its debt;

•	limit EPL’s flexibility in planning for, or reacting to, changes in the industry in which it operates; and

•	place EPL at a competitive disadvantage as compared to its competitors that have less debt.

EPL’s ability to satisfy its obligations and to reduce total debt depends on future operating performance and on economic, financial, competitive and other factors, many of which are beyond the company’s control. EPL’s business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute the company’s business strategy. Realization of any of these factors could adversely affect EPL’s financial condition.

In addition, upon consummation of the merger, EPL and all of its restricted subsidiaries must comply with various covenants contained in its credit agreement, the indentures related to its notes and any of its future debt arrangements. These covenants will, among other things, limit the ability of the respective restricted entities to:

•	incur additional debt or liens;

•	make payments in respect of or redeem or acquire any debt or equity issued by EPL;

•	sell assets;

•	make loans or investments;

•	acquire or be acquired by other companies; and

•	enter into commodities price hedging transactions.

Stone has identified a material weakness in its internal controls relating to the estimation of proved reserves.

This joint proxy/prospectus contains estimates of Stone’s proved oil and natural gas reserves and the estimated future net cash flows from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir and is therefore inherently imprecise. Additionally, Stone’s interpretations of the rules governing the estimation of proved reserves could differ from the interpretation of staff members of regulatory authorities resulting in estimates that could be challenged by these authorities.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this document and the information incorporated by reference. Stone’s properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

As articulated in “Item 4. Controls and Procedures” of Stone’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, in October 2005 Stone completed an internal review of its estimates of proved oil and natural gas reserves. As a result of this review, Stone revised its proved reserves for the period from December 31, 2001 to June 30, 2005 and restated its financial statements for the first six months of 2005 and for the years ended December 31, 2004, 2003, 2002 and 2001. Stone identified deficiencies in its internal controls that did not prevent the overstatement of its proved oil and natural gas reserves. Stone management concluded that these deficiencies constituted a material weakness in Stone’s internal controls over financial reporting. As of the date of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, Stone had not completely mitigated the causes of this weakness because it had not had an adequate passage of time to monitor the progress of its continuing training programs. In addition, Stone’s outside engineering firm had not yet fully engineered 100% of its proved reserves.

Stone is subject to ongoing inquiries by the Securities and Exchange Commission and the Philadelphia Stock Exchange and has been named as a defendant in certain stockholder lawsuits resulting from its reserve revision, the ultimate resolution of which and their impact on Stone is uncertain.

In connection with the revisions of Stone’s estimated proved reserve quantities and the restatement of its financial statements for the years ended December 31, 2004, 2003, 2002 and 2001, Stone received notice on or about November 10, 2005 from the staff of the Securities and Exchange Commission (the “Staff”) that the Staff is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. The Staff has also informed Stone that it is likely to seek a formal order of investigation in connection with its inquiry. In addition, Stone has received an inquiry from the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement of its reserve revision. Additionally, a number of putative shareholder class actions and shareholder derivative actions related to the reserve revision and the financial statement restatement have been filed against Stone and certain of its current and former officers and directors. The derivative actions also assert claims related to the proposed merger transaction with Plains. Please read “Stone’s Business—Legal Proceedings” for additional information.

These actions are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation and the regulatory proceedings. Accordingly, based on the current status of the litigation and inquiries, we cannot currently predict the manner and timing of the resolution of these matters and are unable to estimate a range of possible losses or any minimum loss from such matters. Furthermore, to the extent that the combined company’s insurance policies are ultimately available to cover any costs and/or liabilities resulting from these actions, they may not be sufficient to cover all costs and liabilities incurred by us and Stone’s current and former officers and directors in these regulatory and civil proceedings.

Volatile oil and natural gas prices could adversely affect the combined company’s financial condition and results of operations.

The combined company’s success is largely dependent on oil and natural gas prices, which are extremely volatile and are or recently have been at historically high levels. Any substantial or extended decline in the price of oil and natural gas will have a negative impact on the combined company’s business operations and future revenues. Moreover, oil and natural gas prices depend on factors that will be outside the combined company’s control, such as:

•	changes in the global supply, demand and inventories of oil;

•	domestic natural gas supply, demand and inventories;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of foreign imports of oil;

•	the price and availability of liquefied natural gas imports;

•	political conditions, including embargoes, in or affecting other oil-producing countries;

•	general economic conditions in the United Stated and worldwide;

•	economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities, or national security measures deployed to protect the United States from such actual or threatened acts or activities;

•	economic stability of major oil and natural gas companies and the interdependence of oil and natural gas and energy trading companies;

•	the level of worldwide oil and natural gas exploration and production activity;

•	weather conditions, including energy infrastructure disruptions resulting from those conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

We may not realize the benefits of integrating our companies.

To be successful after the merger, EPL and Stone will need to combine and integrate the operations of their separate companies into one company. The integration will require substantial management attention and could divert attention away from the day-to-day business of the combined company. EPL and Stone could encounter difficulties in the integration process, such as the loss of key employees or commercial relationships. If EPL and Stone cannot integrate their businesses successfully, they may fail to realize the benefits they expect to realize from the merger. Potential difficulties the combined company may encounter in the integration process include the following:

•	if we are unable to successfully combine the businesses of EPL and Stone in a manner that permits the combined company to achieve the administrative and operating synergies and related cost savings anticipated to result from the merger, such anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected;

•	complexities associated with managing the combined businesses;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger;

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention to the merger; and

•	the loss of key employees, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

The realization of any of these potential difficulties could adversely affect the combined company’s ability to maintain relationships with customers and employees or its ability to achieve the anticipated benefits of the merger, or could reduce earnings or otherwise adversely affect the business and financial results of the combined company.

The combined company may incur substantial losses and be subject to substantial liability claims as a result of its oil and natural gas operations.

Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect the business, financial condition or results of operations of the combined company. Oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	unanticipated, abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters, especially hurricanes and tropical storms in the Gulf of Mexico.

In addition, the combined company’s operations in the Gulf Coast region (including the Gulf of Mexico), where all of EPL’s estimated proved reserves and production in 2005 were located and where approximately 76% of Stone’s estimated proved reserves at December 31, 2005 and 89% of Stone’s production during 2005 were associated, are susceptible to hurricanes. Any of these operating hazards could cause serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages, or property damage, which could expose the combined company to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition, or could result in a loss of the combined company’s properties.

Consistent with insurance coverage generally available to the industry, EPL’s insurance policies provide limited coverage for losses or liabilities. The insurance market in general and the energy insurance market in particular have been difficult markets in which to obtain coverage over the past several years, particularly as a result of the impact of Hurricanes Katrina and Rita. As a result, EPL does not believe that insurance coverage for the full potential liability, especially environmental liability, is currently available at reasonable cost. If the combined company incurs substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if the combined company incurs liability at a time when it is not able to obtain liability insurance, then the combined company’s business, results of operations and financial condition could be materially adversely affected.

The nature of the combined company’s business and assets will expose it to significant compliance costs and liabilities.

The combined company’s operations, involving the exploration, production, storage, treatment, and transportation of liquid hydrocarbons, including crude oil, will be subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment. The combined company’s operations are subject to laws and regulations relating to protection of the environment, operational safety, and related matters. Compliance with all of these laws and regulations will continue to represent a significant cost of doing business, including to construct, maintain, and upgrade equipment and facilities. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties; the imposition of investigatory and remedial liabilities; the issuance of injunctions that may restrict, inhibit or prohibit the combined company’s operations; or claims of damages to property or persons.

With an expansion of its assets, the combined company may experience a corresponding increase in the number of releases of hydrocarbons or other materials to the environment. These releases will expose the combined company to potentially substantial expense, including cleanup and remediation costs, fines and penalties, and third-party claims for personal injury or property damage. Some of these expenses could increase by amounts disproportionately higher than the relative increase in assets and the increase in revenues associated therewith.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 about EPL and Stone that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Forward-looking statements may be found under “Summary,” “Stone’s Business,” “Managements Discussion and Analysis of Financial Condition and Results of Operation of Stone,” “The Merger,” “EPL—The Combined Company,” “Summary Unaudited Pro Forma Condensed Consolidated Financial Data,” “Summary Unaudited Pro Forma Oil and Natural Gas Reserve Data” and the risk factors in the periodic reports filed under the Exchange Act by EPL and Stone and included elsewhere in this document regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of EPL and Stone, and statements regarding integration of the businesses of EPL and Stone and general economic conditions.

Forward-looking statements are subject to risks and uncertainties and include information concerning cost savings from the merger. Although we believe that in making such statements our expectations are based on reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither EPL nor Stone undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may,” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document, could affect the future results of the energy industry in general, and EPL and Stone after the merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	uncertainties inherent in the development and production of and exploration for oil and natural gas and in estimating reserves;

•	the effects of our substantial indebtedness, which could adversely restrict our ability to operate, could make us vulnerable to general adverse economic and industry conditions, could place us at a competitive disadvantage compared to our competitors that have less debt, and could have other adverse consequences;

•	unexpected difficulties in integrating the operations of EPL and Stone;

•	unexpected future capital expenditures (including the amount and nature thereof);

•	impact of oil and natural gas price fluctuations;

•	the effects of competition;

•	the success of our risk management activities;

•	the availability (or lack thereof) of acquisition or combination opportunities;

•	the impact of current and future laws and governmental regulations;

•	environmental liabilities that are not covered by an effective indemnity or insurance; and

•	general economic, market or business conditions.

All written and oral forward-looking statements attributable to EPL or Stone or persons acting on behalf of EPL or Stone are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see “Where You Can Find More Information” on page 135.

MARKET PRICE AND DIVIDEND INFORMATION

Historical Market Prices of EPL and Stone

EPL common stock is listed on the New York Stock Exchange under the symbol “EPL.” Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.” The following table sets forth the high and low trading prices per share of EPL common stock and Stone common stock on the New York Stock Exchange.

	EPL Common Stock		Stone Common Stock
	High	Low	High	Low
2004
First Quarter	$14.81	$12.60	$49.57	$40.55
Second Quarter	$15.45	$12.60	$51.35	$43.12
Third Quarter	$16.59	$14.00	$47.72	$38.95
Fourth Quarter	$20.91	$16.07	$48.35	$39.80
2005
First Quarter	$27.97	$18.38	$52.21	$41.16
Second Quarter	$28.63	$19.06	$51.93	$40.51
Third Quarter	$32.98	$22.20	$62.50	$48.98
Fourth Quarter	$32.30	$21.25	$61.75	$42.00
2006
First Quarter	$28.68	$20.62	$51.40	$38.55
Second Quarter	$28.85	$17.38	$51.50	$40.12
Third Quarter (through July 19, 2006)	$18.98	$17.08	$47.06	$45.10

The following table sets forth the closing sale prices of EPL common stock and Stone common stock, as reported on the New York Stock Exchange, on (i) May 24, 2006, the last full trading day before the public announcement of EPL’s unsolicited offer to acquire Stone and (ii)                     , 2006, the last practicable trading day prior to mailing this proxy/prospectus.

The table also includes the equivalent value of the merger consideration per share of Stone common stock on those dates. The equivalent prices per share reflect the value that Stone stockholders would receive in exchange for each share of Stone common stock if the merger was completed on either of these dates assuming that each such stockholder received 50% of the merger consideration in cash and 50% of the merger consideration in EPL stock.

	EPL Closing Price		Stone Closing Price		Equivalent Per Share Value
May 24, 2006		$21.56		$40.76		$51.00
, 2006	$		$		$

As of                     , 2006, there were approximately                      record holders of EPL common stock. As of                     , 2006, there were approximately                      record holders of Stone common stock.

No History of Dividends and No Dividends Expected in the Foreseeable Future

EPL is not currently paying dividends on its common stock. The EPL credit facility and indenture restrict its ability to pay cash dividends. After the merger, EPL intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Therefore, EPL does not anticipate paying cash dividends on its common stock in the foreseeable future to the extent it remains a separate company.

Stone’s credit facility and indentures restrict Stone’s ability to declare dividends on its common stock. Stone is not currently paying dividends and does not anticipate the payment of such dividends in the near future.

Following the merger, EPL’s board of directors will have the authority to declare and pay dividends on its common stock in the board of directors’ discretion, provided EPL has funds legally available to do so. Upon consummation of the merger, EPL’s credit facility and indentures will restrict EPL’s ability to pay cash dividends.

THE STOCKHOLDER MEETINGS

The EPL board is using this document to solicit proxies from EPL stockholders for use at EPL’s special meeting of stockholders. The Stone board is using this document to solicit proxies from Stone stockholders for use at Stone’s special meeting of stockholders. In addition, this document constitutes a prospectus covering the issuance of EPL common stock as a result of the transactions contemplated by the merger agreement.

Times and Places

The stockholder meetings will be held as follows:

For EPL stockholders: 10:00 a.m., Central time , 2006 New Orleans, Louisiana	For Stone stockholders: 9:30 a.m., Central time , 2006 625 E. Kaliste Saloom Road Lafayette, Louisiana 70508

Purposes of the Stockholder Meetings

EPL

The purpose of the EPL special meeting is as follows:

1. to consider and vote upon a proposal to approve the issuance of EPL common stock to Stone’s stockholders as a result of the merger;

2. to consider and vote upon a proposed amendment to EPL’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the merger occurs; and

3. to consider and vote upon the adoption of EPL’s Amended and Restated 2006 Long Term Stock Incentive Plan.

The board of directors of EPL has approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and recommends that EPL stockholders vote at the special meeting to approve the issuance of EPL common stock as a result of the transactions contemplated by the merger agreement and also to approve proposals 2 and 3 described above.

Stone

The purpose of the Stone special meeting is to consider and vote upon the adoption of the merger agreement. The Stone board of directors approved the merger agreement, declared its advisability, and determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Stone and its stockholders and recommends that Stone stockholders vote at the special meeting in favor of the adoption of the merger agreement. As described on pages 97 to 99, some of Stone’s directors and executive officers will receive financial benefits as well as other valuable consideration as a result of the merger.

Record Date and Outstanding Shares

EPL

Only holders of record of EPL common stock at the close of business on                     , 2006 are entitled to notice of, and to vote at, the EPL special meeting. On the record date, there were                      shares of EPL common stock issued and outstanding held by approximately                      holders of record. Each share of EPL common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Stone

Only holders of record of Stone common stock at the close of business on                     , 2006 are entitled to notice of, and to vote at, the Stone special meeting. On the record date, there were shares of Stone common stock issued and outstanding held by approximately holders of record. Each share of Stone common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Quorum and Vote Necessary to Approve Proposals

EPL

The presence, in person or by proxy, of the holders of a majority of the shares of EPL common stock outstanding is necessary to constitute a quorum at the EPL special meeting. Approval of the issuance of the EPL common stock to Stone stockholders and the Amended and Restated 2006 Long Term Stock Incentive Plan requires the affirmative vote of a majority of the shares of EPL common stock present and voting in person or by proxy, except that broker non-votes will not count in determining whether a quorum exists. The approval of the amendment to EPL’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 requires the affirmative vote of a majority of the outstanding shares of EPL common stock. Approval of the merger is not conditioned upon approval of the proposal to increase the number of authorized common shares or the adoption of the Amended and Restated 2006 Long Term Stock Incentive Plan.

Stone

The presence, in person or by proxy, of the holders of a majority of the shares of Stone common stock outstanding is necessary to constitute a quorum at the Stone special meeting. Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Stone common stock. Each share of Stone common stock is entitled to one vote.

Proxies

The applicable proxy card will be sent to each EPL and Stone stockholder on or promptly after their respective record dates. If you receive a proxy card, you may grant a proxy vote on the proposals by marking and signing your proxy card and returning it to EPL or Stone, as applicable. If you hold your stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of stock represented by properly executed proxies received prior to or at the EPL special meeting and the Stone special meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted to approve the adoption of the merger agreement with respect to Stone and to approve the issuance of EPL common stock as a result of the merger, to approve the amendment to the certificate of incorporation and to approve the incentive plan amendments with respect to EPL.

EPL

In accordance with the New York Stock Exchange rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the issuance of EPL common stock as a result of the merger, amendment of EPL’s certificate of incorporation or the approval of the Amended and Restated 2006 Long Term Stock Incentive Plan. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of those proposals. Shares represented by these “broker non-votes” will be considered present at the EPL special meeting for purposes of the proposal to amend EPL’s certificate of incorporation but will not vote, effectively counting as a “no” vote because the adoption of the amendment to the certificate of incorporation requires an affirmative vote of a majority of the outstanding share of EPL common stock. Broker non-votes will not count in determining whether a quorum exists for purposes of the proposals to approve the issuance of EPL common stock and the Amended and Restated 2006 Long Term Stock Incentive Plan.

Except as noted above, a properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting.

Stone

In accordance with the New York Stock Exchange rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the merger agreement. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of that proposal.

Except as noted above, a properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting and will be the equivalent of a “no” vote because the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Stone common stock.

Other Business

The EPL and Stone boards are not currently aware of any business to be acted upon at the stockholders meetings other than the matters described herein. If, however, other matters are properly brought before a stockholders meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment. Adjournments or postponements of a stockholders meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at a stockholders meeting, whether or not a quorum exists, without further notice other than by an announcement made at the stockholders meetings.

Proxies from Stone stockholders voted against the adoption of the merger agreement will not be voted in favor of an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. Proxies from EPL stockholders voted against approving the issuance of EPL common stock in the merger will not be voted in favor of an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.

Form of Election

You will receive the election form in a separate mailing. You should make an election as indicated on the form, sign the form, and return the form in the separate envelope provided so that it is received prior to the election deadline, which is 5:00 p.m., Eastern time, on the date that is five business days after the effective date of the merger. If the merger occurs, Stone will promptly make a public announcement of this fact.

You will be able to make one of the following elections on the election form:

•	receive shares of EPL common stock for your shares of Stone common stock;

•	receive cash for your shares of Stone common stock; or

•	indicate that you make no election, and thus have no preference, with respect to your shares of Stone common stock.

If the exchange agent does not receive an election form prior to the election deadline, you will be deemed to have indicated that you are making no election, and thus have no preference, with respect to your shares of Stone common stock. All elections must be made on the election form furnished to you, or on a facsimile of the election form. See “Terms of the Merger Agreement—Manner and Basis of Converting Shares—Stockholder Elections; Allocation; Proration Procedures” beginning on page 103 for the procedure to be followed to make an election.

Revocation of Proxies

You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying the corporate secretary of EPL or Stone, as appropriate, in writing before the special meeting that you have revoked your proxy; or

•	voting in person, or notifying the corporate secretary of EPL or Stone, as appropriate, orally at the special meeting of your wish to revoke your proxy.

Solicitation of Proxies

In addition to solicitation by mail, we may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of EPL and Stone may solicit proxies by telephone, telecopy, fax, telegram or in person. These directors, officers and employees will receive no additional compensation for doing so. In addition, EPL and Stone have retained MacKenzie Partners Inc., a proxy solicitation firm, to assist with the solicitation of proxies. EPL and Stone each estimate that they will pay to MacKenzie Partners Inc. a fee of less than $                    .

To ensure sufficient representation at the special meetings, we may request the return of proxy cards by telephone, telegram, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

If the merger is consummated, EPL will pay the cost of soliciting proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners. If the merger agreement is terminated, we have agreed to split most of the costs associated with preparing and distributing this document, other than legal and investment banking fees.

STONE’S BUSINESS

The Company

Stone is an independent oil and natural gas company engaged in the acquisition and subsequent exploration, development, operation and production of oil and natural gas properties located in the conventional shelf of the Gulf of Mexico, the deep shelf of the Gulf of Mexico, the deepwater of the Gulf of Mexico, the Rocky Mountain region and the Williston Basin. Stone is also engaged in an exploratory joint venture in Bohai Bay, China. Stone is a Delaware corporation formed in 1993. Stone’s corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

Strategy and Operational Overview

Since Stone’s public offering in 1993, Stone has been engaged in the acquisition and subsequent exploration, development, operation and production of mature oil and natural gas properties in the Gulf Coast region, which includes onshore Louisiana and offshore Gulf of Mexico. During 2004, Stone broadened its conventional shelf acquisition and exploitation strategy in order to diversify, extend reserve life and take advantage of a strong oil and natural gas market. This broadened growth strategy includes targeting reserves and production in the deep shelf and deepwater of the Gulf of Mexico, furthering Stone’s position in the Rocky Mountain region (including the Williston Basin) to complement its existing portfolio of properties in the Gulf Coast region (onshore, shelf and deep shelf) and investigating viable opportunities in other areas including international areas. Stone’s strategy is driven by increased availability of lease blocks in the deepwater of the Gulf of Mexico, 3D seismic technology improvements in the deep shelf of the Gulf of Mexico, fracturing technology improvements and horizontal drilling applications in the Rocky Mountain region and other areas. As of June 30, 2006, Stone’s property portfolio consisted of 58 active properties (fields) and 59 primary term leases in the Gulf Coast region and 21 active properties (fields) in the Rocky Mountain region.

As of December 31, 2005, Stone had estimated proved reserves of approximately 593 Bcf of natural gas equivalent (99 Mmboe), 73% of which were classified as proved developed and 58% of which were natural gas. For the year ended December 31, 2005, Stone produced an average of 228 million cubic feet of natural gas equivalent (38 Mboe) per day, which was curtailed due to extended production downtime associated with Hurricanes Ivan, Katrina and Rita. During 2005, Stone generated net cash flow from operating activities of $461.2 million.

Amberjack

On July 14, 2006, Stone completed a $190.5 million (subject to post-closing adjustments) acquisition of additional working interests in Mississippi Canyon Blocks 109 and 108 (“Amberjack”). With the acquisition, Stone increased its working interest in Mississippi Canyon Block 109 from 33% to 100%, and in Mississippi Canyon Block 108 from 16.5% to 24.8%. Production from these blocks remains shut-in due to pipeline damage suffered during Hurricane Katrina. Resumption of production is expected in the fourth quarter 2006. The acquisition was financed with a portion of the proceeds from the private placement of $225 million aggregate principal amount of Senior Floating Rate Notes. The notes mature in July 2010, but are mandatorily redeemable in the event of a change of control, including the merger of Stone with and into EPL Acquisition Corp. LLC.

Gulf of Mexico—Conventional Shelf (Including Onshore Louisiana)

Stone’s conventional shelf strategy is the same acquisition and exploitation combination that it adopted prior to its initial public offering in 1993. Stone applies the latest geophysical interpretation tools to identify underdeveloped properties and the latest production techniques to increase production attributable to these properties. Stone seeks to acquire properties that have the following characteristics:

•	mature properties with an established production history and infrastructure;

•	multiple productive sands and reservoirs;

•	low production levels at acquisition with significant identified proven and potential reserves; and

•	opportunity for Stone to obtain a controlling interest and serve as operator.

Prior to acquiring a property, Stone performs a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. Stone also employs its extensive technical database, which includes both 3-Dimensional and 4-Component seismic data. After Stone acquires a property, it seeks to increase cash flow from existing reserves and establish additional proved reserves through the drilling of new wells, workovers and recompletions of existing wells and the application of other techniques designed to increase production.

Gulf of Mexico—Deep Water

Stone believes that the deepwater of the Gulf of Mexico is an important exploration area, even though it involves high risk, high costs and substantial lead time to develop infrastructure. Stone has assembled a technical team with prior geological, geophysical and engineering experience in the deepwater arena to evaluate potential opportunities.

During 2005, Stone drilled three deepwater wells, none of which were successful. As of yet, Stone has no production or reserves in the deepwater of the Gulf of Mexico.

Gulf of Mexico—Deep Shelf

Stone’s current property base also contains multiple deep shelf exploration opportunities in the Gulf of Mexico, which Stone defines as prospects below 15,000 feet. The deep shelf presents higher risk with high potential opportunities that have existing infrastructure, which shortens the lead time to production. Stone believes its existing property base creates the opportunity for a portfolio approach to the deep shelf.

Rocky Mountains

Stone’s assets in the Rocky Mountains represented 9% of its total production in 2005 and 16% of its total estimated proved reserves (on a volumetric basis) at December 31, 2005. Stone’s Rocky Mountain region includes positions in the Wind River and Greater Green River Basins in Wyoming and Uinta Basin in Utah.

Williston Basin

On March 1, 2005, Stone completed the acquisition of approximately 35,000 net acres in the Williston Basin of North Dakota and Montana. The acquisition cost, net of purchase price adjustments, totaled approximately $85.7 million, of which $76.0 million was financed with borrowings under Stone’s bank credit facility. During the remainder of 2005 Stone drilled 20 wells, all of which were productive. Through March 31, 2006, Stone had acquired an additional 314,000 net acres for additional exploration and development in the Williston Basin. Stone’s Williston Basin assets represented 2% of its total production in 2005 and 8% of its total estimated proved reserves (on a volumetric basis) at December 31, 2005.

International

In the first quarter 2006, Stone entered into an agreement to participate in the drilling of two exploratory wells on two offshore concessions in Bohai Bay, China. After drilling these two wells, Stone will have the option to earn interest in the two concessions, which collectively cover one million acres. The first well was drilled to 9,065 feet and encountered potential oil pay in two separate intervals. The possible discovery is awaiting further appraisal to determine if it is commercial. The second exploratory well is expected to spud by the end of 2006.

Oil and Natural Gas Marketing

Stone’s oil and natural gas production is sold at current market prices under short-term contracts. Conoco, Inc., Sequent Energy Management LP and Total Gas & Power North America, Inc. each accounted for between 10%-12% of oil and natural gas revenue generated during the year ended December 31, 2005. No other purchaser accounted for 10% or more of Stone’s total oil and natural gas revenue during 2005. Stone believes that the loss of any of its major purchasers would not result in a material adverse effect on its ability to market future oil and natural gas production. From time to time, Stone may enter into transactions that hedge the price of oil and natural gas. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Stone—Quantitative and Qualitative Disclosures About Market Risk.”

Competition and Markets

Competition in the Gulf Coast region and the Rocky Mountain region is intense, particularly with respect to the acquisition of producing properties and undeveloped acreage. Stone competes with major oil and natural gas companies and other independent producers of varying sizes, all of which are engaged in the acquisition of properties and the exploration and development of such properties. Many of Stone’s competitors have financial resources and exploration and development budgets that are substantially greater than Stone’s, which may adversely affect its ability to compete.

The availability of a ready market for and the price of any hydrocarbons produced will depend on many factors beyond Stone’s control, including but not limited to the amount of domestic production and imports of foreign oil and liquefied natural gas, the marketing of competitive fuels, the proximity and capacity of oil and natural gas pipelines, the availability of transportation and other market facilities, the demand for hydrocarbons, the effect of federal and state regulation of allowable rates of production, taxation and the conduct of drilling operations, and federal regulation of oil and natural gas. In addition, the restructuring of the natural gas pipeline industry eliminated the natural gas purchasing activity of traditional interstate natural gas transmission pipeline buyers. Producers of natural gas have therefore been required to develop new markets among natural gas marketing companies, end users of natural gas and local distribution companies. All of these factors, together with economic factors in the marketing arena, generally may affect the supply of and/or demand for oil and natural gas and thus the prices available for sales of oil and natural gas.

Regulation

Stone’s oil and natural gas operations are subject to various U.S. federal, state and local laws and regulations.

Various aspects of Stone’s oil and natural gas operations are regulated by administrative agencies of the states where such operations are conducted and by certain agencies of the federal government for operations on federal leases. All of the jurisdictions in which Stone owns or operates producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions requiring permits for the drilling of wells and maintaining bonding requirements in order to drill or operate wells, and provisions relating to the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the abandonment of wells. Stone’s operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the number of wells that may be drilled in an area and the unitization or pooling of oil and natural gas properties. In this regard, some states can order the pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Certain operations that Stone conducts are on federal oil and natural gas leases, which are administered by the Bureau of Land Management (the “BLM”) and the Minerals Management Service (the “MMS”). These leases contain relatively standardized terms and require compliance with detailed BLM and MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act (the “OCSLA”) (which are subject to change by the MMS). Many onshore leases contain stipulations limiting activities that may be conducted on the lease. Some stipulations are unique to particular geographic areas and may limit the times during which activities on the lease may be conducted, the manner in which certain activities may be conducted or, in some cases, may ban any surface activity. For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the U.S. Environmental Protection Agency), lessees must obtain a permit from the BLM or the MMS, as applicable, prior to the commencement of drilling, and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Outer Continental Shelf (the “OCS”) of the Gulf of Mexico, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met, unless the MMS exempts the lessee from such obligations. The cost of such bonds or other surety can be substantial, and Stone can provide no assurance that it can continue to obtain bonds or other surety in all cases. Under certain circumstances, the BLM or MMS, as applicable, may require Stone’s operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect Stone’s financial condition and operations.

In August, 2005, Congress enacted the Energy Policy Act of 2005 (“EPAct 2005”). Among other matters, EPAct 2005 amends the Natural Gas Act (“NGA”) to make it unlawful for “any entity”, including otherwise non-jurisdictional producers such as Stone, to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the Federal Energy Regulatory Commission (“FERC”), in contravention of rules prescribed by the FERC. On January 20, 2006, the FERC issued rules implementing this provision. The rules make it unlawful in connection with the purchase or sale of natural gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to the jurisdiction of the FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the NGA up to $1,000,000 per day per violation. The new anti-manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction. It therefore reflects a significant expansion of the FERC’s enforcement authority. Stone does not anticipate it will be affected any differently than other producers of natural gas.

Additional proposals and proceedings that might affect the oil and natural gas industry are regularly considered by Congress, states, the FERC and the courts. Stone cannot predict when or whether any such proposals may become effective. In the past, the oil and natural gas industry has been heavily regulated. Stone can give no assurance that the regulatory approach currently pursued by the FERC or any other agency will continue indefinitely. Stone does not anticipate, however, that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect on its financial condition, results of operations or competitive position. No portion of Stone’s business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

Environmental Regulation

As a lessee and operator of onshore and offshore oil and natural gas properties in the United States, Stone is subject to stringent federal, state and local laws and regulations relating to environmental protection as well as controlling the manner in which various substances, including wastes generated in connection with oil and natural gas industry operations, are released into the environment. Compliance with these laws and regulations can affect the location or size of wells and facilities, limit or prohibit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties that are being abandoned. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, imposition of remedial obligations, incurrence of capital costs to comply with governmental standards, and even injunctions that limit or prohibit exploration and production operations or the disposal of substances generated in connection with oil and natural gas industry operation.

Stone currently operates or leases, and has in the past operated or leased, a number of properties that for many years have been used for the exploration and production of oil and natural gas. Although Stone has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties operated or leased by Stone or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under Stone’s control. These properties and the wastes disposed thereon may be subject to laws and regulations imposing joint and several, strict liability, without regard to fault or the legality of the original conduct, that could require Stone to remove or remediate previously disposed wastes or environmental contamination, or to perform remedial plugging or pit closure to prevent future contamination. Stone believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

The Oil Pollution Act of 1990 (or “OPA”) and regulations adopted pursuant to OPA impose a variety of requirements related to the prevention of and response to oil spills into waters of the United States, including the OCS. The OPA subjects owners of oil handling facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters and natural resource damages. OPA also requires owners and operators of offshore oil production facilities such as us to establish and maintain evidence of financial responsibility of at least $35 million to cover costs that could be incurred in responding to an oil spill. Stone believes that it is in substantial compliance with the requirements of OPA, and that these requirements are not any more burdensome to them than they are to other similarly situated oil and natural gas companies.

Stone has made, and will continue to make, expenditures in efforts to comply with environmental laws and regulations. While Stone believes that it is in substantial compliance with applicable environmental laws and regulations in effect and that continued compliance with existing requirements will not have a material adverse impact on it, it cannot give any assurance that it will not be adversely affected in the future.

Stone has established internal guidelines to be followed in order to comply with environmental laws and regulations in the United States. Stone employs a safety department whose responsibilities include providing assurance that its operations are carried out in accordance with applicable environmental guidelines and safety precautions. Although Stone maintains pollution insurance to cover a portion of the costs of cleanup operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future. To date Stone believes that compliance with existing requirements of such governmental bodies has not had a material effect on our operations.

Employees

On March 1, 2006, Stone had 271 full time employees. Stone believes that its relationships with its employees are satisfactory. None of Stone’s employees are covered by a collective bargaining agreement. Under Stone’s supervision, Stone utilizes the services of independent contractors to perform various daily operational duties.

Properties

As of March 1, 2006, Stone’s property portfolio consisted of 58 active properties (fields) and 60 primary term leases in the Gulf Coast region and 21 active properties (fields) in the Rocky Mountain region. Stone serves as operator on 59% of its active properties, including a 64% operating percentage on its Gulf Coast region properties and 48% operating percentage on its Rocky Mountain region properties. The properties that Stone operates accounted for 72% of its year-end 2005 estimated proved reserves. This high operating percentage allows Stone to better control the timing, selection and costs of its drilling and production activities.

Oil and Natural Gas Reserves

The information in this document relating to Stone’s estimated oil and natural gas reserves is based upon reserve reports prepared as of December 31, 2005. The majority of Stone’s Gulf Coast region reserves have been prepared by Stone and audited by Netherland, Sewell & Associates, Inc. (an audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles). The audited properties cover 72.6% of Stone’s total reserve base on a volumetric basis. The remainder of Stone’s Gulf Coast region reserves were prepared by Cawley, Gillespie & Associates, Inc. and represent 3.0% of its reserves on a volumetric basis. Stone’s Rocky Mountain region reserves were prepared by Ryder Scott Company, L.P. and represent 24.4% of its reserves on a volumetric basis. All product pricing and cost estimates used in the reserve reports are in accordance with the rules and regulations of the SEC. The standardized measure of discounted future net cash flows has been calculated using a discount factor of 10%.

You should not assume that the estimated future net cash flows or the present value of estimated future net cash flows, referred to in the table below, represent the fair value of Stone’s estimated oil and natural gas reserves. As required by the SEC, Stone determines estimated future net cash flows using period-end market prices for oil and natural gas without considering hedge contracts in place at the end of the period. Using the information contained in the reserve reports, the average 2005 year-end product prices for all of Stone’s properties were $57.17 per barrel of oil and $9.86 per Mcf of natural gas.

The following table sets forth Stone’s estimated net proved oil and natural gas reserves and the present value of estimated future net cash flows related to such reserves as of December 31, 2005.

	Proved Developed	Proved Undeveloped	Total Proved
Total Company:
Oil (Mbbls)	31,557	9,952	41,509
Natural gas (Mmcf)	241,347	102,741	344,088
Total oil and natural gas (Mmcfe)	430,689	162,453	593,142
Estimated future net cash flows, after tax (in thousands)	$2,078,835	$727,828	$2,806,663
Standardized measure of discounted future net cash flows (in thousands)	$1,525,392	$407,587	$1,932,979
Gulf Coast region:
Oil (Mbbls)	24,806	6,307	31,113
Natural gas (Mmcf)	196,854	65,043	261,897
Total oil and natural gas (Mmcfe)	345,690	102,885	448,575
Estimated future net cash flows, after tax (in thousands)	$1,682,884	$495,007	$2,177,891
Standardized measure of discounted future net cash flows (in thousands)	$1,316,705	$312,486	$1,629,191
Rocky Mountain region:
Oil (Mbbls)	6,751	3,645	10,396
Natural gas (Mmcf)	44,493	37,698	82,191
Total oil and natural gas (Mmcfe)	84,999	59,568	144,567
Estimated future net cash flows, after tax (in thousands)	$395,951	$232,821	$628,772
Standardized measure of discounted future net cash flows (in thousands)	$208,687	$95,101	$303,788

The following represents additional information on individually significant properties to Stone:

Field Name	Location	2005 Production	December 31, 2005 Estimated Proved Reserves	Nature of Interest
Ewing Bank Block 305	Gulf of Mexico Shelf	6.0 Bcfe (1.0 Mmboe)	61.9 Bcfe (10.3 Mmboe)	Working
Pinedale II	Greater Green River Basin Wyoming	4.1 Bcfe (0.7 Mmboe)	55.2 Bcfe (9.2 Mmboe)	Working
Sidney	Williston Basin Montana	1.2 Bcfe (0.2 Mmboe)	42.6 Bcfe (7.1 Mmboe)	Working
Main Pass Block 288	Gulf of Mexico Shelf	4.6 Bcfe (0.8 Mmboe)	37.0 Bcfe (6.2 Mmboe)	Working
South Pelto Block 23	Gulf of Mexico Shelf	5.2 Bcfe (0.9 Mmboe)	34.1 Bcfe (5.7 Mmboe)	Working
South Timbalier Block 143/166/172	Gulf of Mexico Shelf	12.5 Bcfe (2.1 Mmboe)	24.5 Bcfe (4.1 Mmboe)	Working

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein only represents estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimate. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels, operating costs, development costs and income taxes that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of these estimates depends on the accuracy of the assumptions upon which they are based.

As an operator of domestic oil and natural gas properties, Stone has filed Department of Energy Form EIA-23, “Annual Survey of Oil and Gas Reserves,” as required by Public Law 93-275. There are differences between the reserves as reported on Form EIA-23 and as reported herein. The differences are attributable to the fact that Form EIA-23 requires that an operator report the total reserves attributable to wells that it operates, without regard to percentage ownership (i.e., reserves are reported on a gross operated basis, rather than on a net interest basis) or non-operated wells in which it owns an interest.

Acquisition, Production and Drilling Activity

Acquisition and Development Costs. The following table sets forth certain information regarding the costs incurred in Stone’s acquisition, development and exploratory activities during the periods indicated.

	Year Ended December 31,
	2005	2004	2003
	(In thousands)
Acquisition costs, net of sales of unevaluated properties	$138,080	$201,550	$54,456
Development costs	149,890	125,161	109,507
Exploratory costs	156,472	151,571	175,864

Subtotal	444,442	478,282	339,827
Capitalized salaries, general and administrative costs and interest, net of fees and reimbursements	35,339	22,926	22,027
Asset retirement costs	53,687	19,950	49,728

Total additions to oil and natural gas properties	$533,468	$521,158	$411,582

Productive Well and Acreage Data. The following table sets forth certain statistics regarding the number of productive wells and developed and undeveloped acreage as of December 31, 2005.

	Gross	Net
Productive Wells:
Oil(1):
Gulf Coast region	90	64
Rocky Mountain region	239	134

	329	198

Natural gas(2):
Gulf Cost region	113	69
Rocky Mountain region	59	24

	172	93

Total	501	291

Developed Acres:
Gulf Coast region	51,570	30,788
Rocky Mountain region	58,177	30,034

Total	109,747	60,822

Undeveloped Acres(3):
Gulf Coast region	635,940	406,700
Rocky Mountain region	473,292	370,245

Total	1,109,232	776,945

(1)	6 gross wells each have dual completions.
(2)	8 gross wells each have dual completions.
(3)	Leases covering approximately 4% of Stone’s undeveloped gross acreage will expire in 2006, 3% in 2007, 7% in both 2008 and 2009, 15% in 2010, 3% in 2011, 2% in 2012, 1% in both 2013 and 2014 and 4% in 2015. Leases covering the remainder of Stone’s undeveloped gross acreage (53%) are held by production.

Drilling Activity. The following table sets forth Stone’s drilling activity for the periods indicated.

	Year Ended December 31,
	2005		2004		2003
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive	7.00	6.17	17.00	11.00	24.00	20.81
Nonproductive	8.00	5.17	11.00	7.78	7.00	4.50
Development Wells:
Productive	37.00	22.42	20.00	9.61	20.00	13.64
Nonproductive	6.00	2.86	3.00	2.07	1.00	0.85

Title to Properties

Stone believes that it has satisfactory title to substantially all of its active properties in accordance with standards generally accepted in the oil and gas industry. Stone’s properties are subject to customary royalty interests, liens for current taxes and other burdens which Stone believes do not materially interfere with the use of or affect the value of such properties. Prior to acquiring undeveloped properties, Stone performs a title investigation that is thorough but less vigorous than that conducted prior to drilling, which is consistent with standard practice in the oil and natural gas industry. Before Stone commences drilling operations, it conducts a thorough title examination and perform curative work with respect to significant defects before proceeding with operations. Stone has performed a thorough title examination with respect to substantially all of its active properties.

Legal Proceedings

Stone is among the defendants included in a lawsuit filed in 2004 by the State of Louisiana and the Iberia Parish School Board in Case Number 101934, Iberia Parish, Louisiana, alleging contamination and damage and seeking an undisclosed monetary sum as compensation for said damages to portions of Section 16, Township 12 South, Range 11 East in the Bayou Pigeon Field as a result of past oil and natural gas exploration and production activities. Stone believes it has been named as a defendant in error and intends to vigorously defend this matter.

On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue (“LDR”) in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640,000, plus accrued interest of $352,000 (calculated through December 15, 2004), for the franchise year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274,000, plus accrued interest of $159,000 (calculated through December 15, 2004), for the franchise years 1999, 2000 and 2001. Further, on December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2.6 million plus accrued interest calculated through December 15, 2005 in the amount of $1.2 million. These assessments all relate to the LDR’s assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. Stone disagrees with these contentions and intends to vigorously defend itself against these claims. Stone has not yet been given any indication that the LDR plans to review franchise taxes for the franchise tax years 2004 and 2005.

Stone has received notice that the staff of the SEC (the “Staff”) is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. The Staff has also informed Stone that it is likely to obtain a formal order of investigation in connection with its inquiry. In addition, Stone has received an inquiry from the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement. Stone intends to continue to cooperate fully with both inquiries.

On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana against Stone, David H. Welch, Kenneth H. Beer, D. Peter Canty and James H. Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints asserted a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contended that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone’s financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company’s proved reserves, assets and future net cash flows were materially overstated at all relevant times. On March 17, 2006, these purported class actions were consolidated under the caption In re: Stone Energy Corporation Securities Litigation, with El Paso Firemen & Policemen’s Pension Fund designated as lead plaintiff. Lead plaintiff filed a consolidated class action complaint on or about June 14, 2006. The consolidated complaint alleges claims similar to those described above and expands the putative class period to commence on May 2, 2001 and to end on March 10, 2006.

In addition, on or about December 16, 2005, Robert Farer and Priscilla Fisk filed respective complaints in the United States District Court for the Western District of Louisiana (the “Federal Court”) alleging claims derivatively on behalf of Stone. Similar complaints were filed thereafter in the Federal Court by Joint Pension Fund, Local No. 164, I.B.E.W., and in the 15th Judicial District Court, Parish of Lafayette, Louisiana (the “State Court”) by Gregory Sakhno. Stone was named as a nominal defendant and David Welch, Kenneth Beer, Peter Canty, James Prince, James Stone, John Laborde, Peter Barker, George Christmas, Richard Pattarozzi, David Voelker, Raymond Gary, B.J. Duplantis and Robert Bernhard were named as defendants in these actions. The State Court action alleges breaches of fiduciary duties, abuse of control, gross mismanagement, and waste of corporate assets against all defendants, and claims of unjust enrichment and insider selling against certain individual defendants. The Federal Court actions contained allegations against all defendants for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, and claims against certain individual defendants for breach of fiduciary duties and violations of the Sarbanes-Oxley Act of 2002.

On March 30, 2006, the Federal Court entered an order naming Robert Farer, Priscilla Fisk and Joint Pension Fund, Local No. 164, I.B.E.W. as co-lead plaintiffs in the Federal Court derivative actions and directed the lead plaintiffs to file a consolidated amended complaint within forty-five days. On April 22, 2006, the complaint in the State Court action was amended to also be a class action brought on behalf of shareholders of Stone. In addition to the above mentioned claims, the amended State Court action alleges breaches of fiduciary duty by the director defendants in connection with the proposed merger transaction with Plains. On May 15, 2006, the complaint in the Federal Court action was similarly amended. Both amended derivative complaints seek an order enjoining the director defendants from entering into a transaction contemplated by a merger agreement with Plains and may be amended to seek an order enjoining the merger described herein. The consummation of the merger could affect the standing of the plaintiffs in the derivative actions to attempt derivatively to assert claims on behalf of the Company. Stone intends to vigorously defend the foregoing actions.

Stone’s Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of Delaware (Stone’s state of incorporation), for indemnification of and advancement of defense costs to Stone’s current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

Stone is named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. Stone does not expect these matters, individually or in the aggregate, to have a material adverse effect on its financial condition.

Controls and Procedures

Deficiencies Relating to Reserve Reporting

On October 2005, Stone completed an internal review of its estimates of proved oil and natural gas reserves. As a result of this review and subsequent reviews, Stone reduced its estimate of total proved oil and natural gas reserves at December 31, 2004 by approximately 237 Bcfe. Management concluded that the impact of the reserve adjustment on previously issued financial statements was material and required a restatement. The audit committee of Stone’s board of directors engaged the law firm of Davis Polk & Wardwell to assist in its investigation of reserve revisions. Davis Polk presented its final report to the audit committee and board of directors on November 28, 2005. The final report found that a number of factors at Stone contributed to the write-down of reserves, including the following:

•	Stone lacked adequate internal guidance or training on the SEC definition of proved reserves;

•	There is evidence that some members of Stone management failed to fully grasp the conservatism of the SEC’s “reasonable certainty” standard of booking reserves; and

•	There is also evidence that there was an optimistic and aggressive “tone from the top” with respect to estimating proved reserves.

As part of its final report, Davis Polk proposed a number of recommendations, including the following:

•	adopt and distribute written guidelines to its staff on the SEC reserve reporting requirements;

•	provide annual training for employees on the SEC requirements;

•	continue to emphasize the difference between SEC’s standard of measuring proved reserves and the criteria that Stone might use in making business decisions; and

•	institute and cultivate a culture of compliance to ensure that the foregoing contributing factors do not recur.

The audit committee and board of directors have accepted the Davis Polk final report, and the board of directors implemented and resolved to continue to implement all of the recommendations. Consequently, Stone has revised its historical proved reserves for the period from December 31, 2001 to June 30, 2005. This revision of reserves also resulted in a restatement of financial information for the years from 2001 through 2004 and for the first six months of 2005. This restatement, as well as specific information regarding its impact, is discussed in Note 1 to Stone’s Consolidated Financial Statements. Restatement of previously issued financial statements to reflect the correction of a misstatement is an indicator of the existence of a material weakness in internal control over financial reporting as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.” Stone has identified deficiencies in its internal controls that did not prevent the overstatement of its proved oil and natural gas reserves. These deficiencies, which Stone believes constituted a material weakness in its internal control over financial reporting, included an overly aggressive and optimistic tone by some members of management which created a weak control environment surrounding the booking of proved oil and natural gas reserves, and inadequate training and understanding of the SEC rules for booking oil and natural gas reserves. In light of the determination that previously issued financial statements should be restated, Stone’s management concluded that a material weakness in internal control over financial reporting existed as of December 31, 2005 and disclosed this matter to the audit committee, and its independent registered public accounting firm.

Remedial Actions

Stone’s management, at the direction of its board of directors, is actively working to improve the control environment and to implement controls and procedures that will ensure the integrity of its proved reserve booking process.

Stone has implemented the following actions to mitigate weaknesses identified:

•	Those members of management that the Davis Polk report specifically suggested contributed to the aggressive and optimistic tone of management in booking estimated proved reserves are no longer employed by or affiliated with Stone as employees, officers or directors.

•	A new Vice President, Reserves, has been appointed to oversee the booking of estimated proved reserves and the training of all personnel involved in the reserve estimation process.

•	Formal training programs have been implemented and all personnel involved in the reserve estimation process have, since the announcement of the reserve revision, received formal training in SEC requirements for reporting estimated proved reserves.

•	A nationally recognized engineering firm with greater capabilities for geological reviews was contracted to audit our Gulf Coast region reserves. The Gulf Coast region is the area where the downward revisions occurred. Such audit was conducted as of December 31, 2005 and was completed early in 2006.

•	Stone has adopted and distributed a written policy and guidelines for booking estimated proved reserves to all personnel involved in the reserve estimation process.

Stone intends to move forward with the following remedial actions in 2006:

•	continue its formal training programs;

•	have 100% of its proved reserves fully engineered by outside engineering firms no later than December 31, 2006; and

•	during 2006 and thereafter, consult with its outside engineering firms on an interim basis on the original booking of significant acquisitions, extensions, discoveries and other additions.

Management’s Report on Internal Control over Financial Reporting

Stone’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-(f) of the Exchange Act. Under the supervision and with the participation of management, including Stone’s Chief Executive Officer, and Stone’s Chief Financial Officer, Stone conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Stone’s evaluation under the framework in Internal Control—Integrated Framework, Stone’s management concluded it did not maintain effective controls over the booking of its oil and natural gas reserves as of December 31, 2005, and these ineffective controls constituted a material weakness. As a result of this material weakness, estimated proved reserve quantities for 2004 and prior periods were revised downward and Stone’s financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 were restated. These restatements affected Stone’s proved oil and gas properties, DD&A and write-down of oil and natural gas properties accounts.

Because of this material weakness, Stone’s management has concluded that, as of December 31, 2005 and 2004, Stone did not maintain effective internal control over financial reporting, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

Management’s assessment of the effectiveness of Stone’s internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF STONE

The following discussion is intended to assist in understanding Stone’s financial position and results of operations for each of the years in the three-year period ended December 31, 2005 and the three-month period ended March 31, 2006. The financial information in this section has been restated, as further discussed in “Note 1—Restatement of Historical Financial Statements.” All period to period comparisons are based upon restated amounts. Stone’s financial statements and the notes thereto, which are found elsewhere in this document, contain detailed information that should be referred to in conjunction with the following discussion. See “Note 1—Restatement of Historical Financial Statements.”

Executive Overview

Stone is an independent oil and natural gas company engaged in the acquisition and subsequent exploration, development, operation and production of oil and natural gas properties located in the conventional shelf of the Gulf of Mexico, deep shelf of the Gulf of Mexico, deepwater of the Gulf of Mexico, the Rocky Mountain region, and the Williston Basin. Stone is also engaged in an exploratory joint venture in Bohai Bay, China. Stone’s business strategy is to increase reserves, production and cash flow through the acquisition, exploitation and development of mature properties in the Gulf Coast region and exploring opportunities in the deepwater environment of the Gulf of Mexico, Rocky Mountain region and other potential areas. See “Stone’s Business—Strategy and Operational Overview.”

2006 and 2005 Significant Events

On July 14, 2006, Stone closed on a $190.5 million (subject to post-closing adjustments) acquisition of additional working interests in Mississippi Canyon Blocks 109 and 108 (“Amberjack”). With the acquisition, Stone increased its working interest in Mississippi Canyon Block 109 from 33% to 100%, and in Mississippi Canyon 108 from 16.5% to 24.8%. Production from these blocks remains shut-in due to pipeline damage suffered during Hurricane Katrina. Resumption of production is expected in the fourth quarter 2006. The acquisition was financed through the private placement of $225 million aggregate principal amount of Senior Floating Rate Notes. The notes mature in July 2010, but are mandatorily redeemable in the event of a change of control, including the merger of Stone with and into EPL Acquisition Corp. LLC.

On June 28, 2006, Stone closed a private placement of approximately $225 million aggregate principal amount of Senior Floating Rate Notes due 2010. The primary use of proceeds was to finance the $190.5 million acquisition of additional working interests in Mississippi Canyon Blocks 109 and 108 in the Gulf of Mexico. The private placement was made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The notes have not been and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Reserve Revision. In the fall of 2005, Stone announced a significant downward reserve revision which resulted in the following:

•	the hiring of an outside law firm (Davis, Polk & Wardwell) to investigate the causes of the reserve revision;

•	the announcement of an informal inquiry by the Staff of the Securities and Exchange Commission;

•	a delay in the filing of Stone’s Form 10-Q for the 3rd quarter of 2005, which was filed on March 13, 2006;

•	a reduction in the borrowing base of Stone’s credit facility from $425 million to $300 million;

•	the resignation of Stone’s former CEO from the board of directors;

•	the implementation of new and improved procedures and controls over the reserve reporting process;

•	the obtaining of waivers from the participants in Stone’s bank credit facility to extend the time to file its 3rd quarter 2005 financial statements and the execution of an amendment to the facility on March 28, 2006 whereby Stone granted a valid, perfected, first-priority lien in favor of the participating banks on the majority of Stone’s interest in its oil and natural gas properties;

•	the receipt of notices of non-compliance from over 25% of the holders of the outstanding principal amount of Stone’s 6.75% Senior Subordinated Notes due 2014, starting a 60 day period beginning February 15, 2006 in which to cure the default relating to the non-issuance of financial statements. As a consequence of these notices, Stone became unable to borrow additional funds under its bank credit facility until the default was cured on March 13, 2006; and

•	the filing of securities and derivative lawsuits against Stone. See “Stone’s Business—Legal Proceedings”.

Hurricane Disruption. In August and September 2005, Hurricanes Katrina and Rita caused significant disruption in Stone’s operations resulting in production deferrals approximating 16.4 Bcfe (2.7 Mmboe) through December 31, 2005 and significant damage to its offshore facilities.

Williston Acquisition. Early in 2005 Stone closed on its acquisition of approximately 35,000 net exploratory acres in the Williston Basin North Dakota and Montana. During 2005 Stone drilled 20 wells to develop this significant asset acquisition and expanded its acreage position with the acquisition of 314,000 additional net acres through March 1, 2006.

2006 Outlook

Stone’s 2006 capital expenditures budget is approximately $360 million, excluding acquisitions, asset retirement costs and capitalized interest and general and administrative expenses. The $360 million is expected to be spent as follows:

Conventional Shelf	28%
Rocky Mountain region	42%
Deep Shelf/Deepwater	26%
Other	4%

Stone also expects to continue to investigate new opportunities in the Rocky Mountain region and other areas.

Known Trends and Uncertainties

Gulf Coast Region Reserve Replacement. Stone has faced challenges in replacing production in the Gulf Coast region at a reasonable unit cost. This condition has been caused by a number of factors including the following:

•	rising costs of drilling and production services;

•	lack of an adequate inventory of reserve targets of an attractive size; and

•	inadequate risking of projects to assist in appropriate portfolio management.

During 2005 and early 2006 Stone has instituted organizational changes which it believes will lead to a replenishment of its prospect inventory in 2006 and 2007. Additionally, Stone has employed a new risk management system for project evaluation that it believes will result in more efficient portfolio management.

Louisiana Franchise Taxes. Stone has been involved in litigation with the state of Louisiana over the proper computation of franchise taxes allocable to the state. This litigation relates to the state’s position that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to Louisiana for purposes of computing franchise taxes. Stone disagrees with the state’s position. However, if the state’s position were to be upheld, Stone would incur higher franchise tax expense in future years barring the implementation of other tax savings measures. See “Stone’s Business—Legal Proceedings.”

Stock Based Compensation. In 2006, Stone began the implementation of Statement of Financial Accounting Standard (“SFAS”) No. 123(R) which requires expensing of the fair value of stock option issuances on the income statement. Stone had previously elected to disclose such amounts.

In 2005, Stone adjusted its emphasis in its long-term incentive compensation from the issuance of stock options to the issuance of restricted stock. Stone expects total equity based compensation in 2006 to total between $9.8 million and $10.3 million and estimates approximately $4.5 million of this amount will be capitalized.

Hurricanes. Since the majority of Stone’s production originates in the Gulf of Mexico, it is particularly vulnerable to the effects of hurricanes on production. In 2004 Stone experienced an approximate 7.0 Bcfe deferral of production due to Hurricane Ivan and in 2005 an approximate 16.4 Bcfe deferral due to Hurricanes Katrina and Rita. Although the financial impact of the hurricanes is difficult to project, Stone estimates the lost revenue in 2005 from the production deferred was approximately $150 million, although most volumes were deferred to a later period, not lost. The hurricane repair related expenses were approximately $25 million for 2005, although a majority is expected to be reimbursed by Stone’s insurance carriers. Stone had eight structures that were totally destroyed, two structures that have been condemned and over $50 million in estimated partial damage to other structures (these platform losses and repairs are substantially covered by insurance). In addition, Stone has identified approximately $100 million in expenditures over three years for removal of wreck and debris and abandonment projects which are also substantially covered by insurance. Stone’s overall production dropped from over 280 Mmcfe per day in August 2005 to an exit rate in December 2005 of less than 200 Mmcfe per day, as a number of pipelines and processing plants were still off line or constrained, and may remain as such throughout the balance of 2006. However, most of the affected production is expected to ultimately come back on line, with less than 10 Bcfe of estimated proved reserves actually lost due to the hurricanes. The most significant impact to Stone has been at Mississippi Canyon Blocks 109 and 108, which is expected to remain off line until the fourth quarter of 2006 due to pipeline problems. Prior to going offline this property was producing approximately 20 Mmcfe per day of production net to Stone. Although Stone does include hurricane contingencies in its production forecasting models, hurricane activity can be more frequent and disruptive than what is projected, as was the case in 2004 and 2005.

Regulatory Inquiries and Stockholder Lawsuits. Stone is subject to ongoing inquiries by the SEC. Stone has also been named as a defendant in certain stockholder lawsuits resulting from its reserve restatement. The ultimate resolution of these matters and their impact on Stone is uncertain.

Liquidity and Capital Resources

Cash Flow and Working Capital. Net cash flow provided by operating activities totaled $461.2 million during 2005 compared to $369.7 million and $390.8 million in 2004 and 2003, respectively. Net cash flow provided by operating activities for the three months ended March 31, 2006 was $81.3 million compared to $111.0 million reported in the comparable period in 2005. Based on Stone’s outlook of commodity prices and its estimated production, Stone expects to fund its 2006 capital expenditures with cash flow provided by operating activities.

Net cash flow used in investing activities totaled $499.9 million, $475.2 million and $341.2 million during 2005, 2004 and 2003, respectively, and $140.6 million and $180.5 million during the first quarter of 2006 and 2005, respectively, which primarily represents Stone’s investment in oil and natural gas properties.

Net cash flow provided by (used in) financing activities totaled $94.2 million, $112.6 million and ($60.1) million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash flow provided by financing activities generated during 2005 primarily relates to net proceeds from borrowings under Stone’s bank credit facility. Net cash flow provided by financing activities generated during 2004 primarily relates to the proceeds from Stone’s 6 3/4% Senior Subordinated Notes offering offset in part by the use of offering proceeds to repay borrowings under its bank credit facility. Net cash flow used in financing activities during 2003 was primarily the result of the $61.0 million of repayments under the amended credit facility. Cash and cash equivalents increased from $24.3 million as of December 31, 2004 to $79.7 million as of December 31, 2005. Net cash flow provided by financing activities totaled $1.6 million for the quarter ended March 31, 2006, which represents proceeds from the exercise of stock options. For the quarter ended March 31, 2005, net cash flow provided by financing activities totaled $80.9 million, which primarily represents borrowings under Stone’s bank credit facility and proceeds from the exercise of stock options. In total, cash and cash equivalents decreased from $79.7 million as of December 31, 2005 to $22.1 million as of March 31, 2006.

Stone had working capital at December 31, 2005 of $16.5 million and a working capital deficit of $15.3 million at March 31, 2006. Stone believes that its working capital balance should be viewed in conjunction with availability of borrowings under its bank credit facility when measuring liquidity. “Liquidity” is defined as the ability to obtain cash quickly either through the conversion of assets or incurrence of liabilities. See “Bank Credit Facility” below.

To the extent that 2006 cash flow from operating activities exceeds Stone’s estimated 2006 capital expenditures, it may pay down a portion of its existing debt. If cash flow from operating activities during 2006 is not sufficient to fund estimated 2006 capital expenditures, Stone believes that its bank credit facility will provide it with adequate liquidity. See “Bank Credit Facility” below.

Stone does not budget acquisitions; however, it is continually evaluating opportunities that fit its specific acquisition profile. See “Stone’s Business—Strategy and Operational Overview.” Any one or a combination of certain of these possible transactions could fully utilize Stone’s existing sources of capital. Stone would consider accessing the public markets for purposes of capital, if an acquisition opportunity arose.

Bank Credit Facility. At July 17, 2006, Stone had $192.0 million of borrowings outstanding under its credit facility and letters of credit totaling $58.9 million had been issued pursuant to the facility. Stone has a borrowing base under the credit facility of $325 million, with $76.1 million in availability as of July 17, 2006. Stone’s borrowing base was reduced from $425 million to $300 million after it announced its reserve revisions in October 2005. In July 2006, the borrowing base was increased to $325 million in connection with the acquisition of the additional working interests in Mississippi Canyon Blocks 109 and 108.

Under the financial covenants of Stone’s credit facility, it must (i) maintain a ratio of consolidated debt to consolidated EBITDA, as defined in the amended credit agreement, for the preceding four quarterly periods of not greater than 3.25 to 1 and (ii) maintain a Consolidated Tangible Net Worth (as defined). As of December 31, 2005 Stone’s debt to EBITDA Ratio was 1.16 and its Consolidated Tangible Net Worth was approximately $185 million in excess of the amount required to be maintained. In addition, the credit facility places certain customary restrictions or requirements with respect to disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. These covenants may limit or prohibit Stone from paying cash dividends. During 2005, the participating banks in Stone’s credit facility granted waivers from certain covenants regarding the filing of its financial statements until March 31, 2006. The financial statements were filed on March 13, 2006.

On March 28, 2006, the bank credit facility was amended whereby Stone granted a valid, perfected, first-priority lien in favor of the participating lenders.

Hedging. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk” below.

Contractual Obligations and Other Commitments

The following table summarizes Stone’s significant contractual obligations and commitments, other than hedging contracts, by maturity as of December 31, 2005.

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Contractual Obligations and Commitments:
8 1/4% Senior Subordinated Notes due 2011	$200,000	$—	$—	$—	$200,000
6 3/4% Senior Subordinated Notes due 2014	200,000	—	—	—	200,000
Bank credit facility(1)	163,000	—	163,000	—	—
Interest(2)	242,032	39,780	73,067	60,000	69,185
Asset retirement obligations, including accretion	356,308	60,900	455	10,769	284,184
Leasehold commitment(3)	5,000	5,000	—	—	—
Exploration commitment(4)	21,270	21,270	—	—	—
Seismic data commitments(5)	60,602	32,307	28,295	—	—
Operating lease obligations	2,184	580	1,062	542	—

Total Contractual Obligations and Commitments	$1,250,396	$159,837	$265,879	$71,311	$753,369

(1)	The bank credit facility matures on April 30, 2008. See “Bank Credit Facility” above.
(2)	Assumes 6% interest rate on floating debt.
(3)	Represents sunk cost reimbursement due under the joint venture agreement with Kerr-McGee for deepwater and deep shelf exploration.
(4)	Represents final commitment well under joint venture agreement with Kerr-McGee for deepwater and deep shelf exploration.
(5)	Represents pre-commitments for seismic data purchases.

First Quarter 2006 compared to First Quarter 2005. The following table sets forth certain operating information with respect to Stone’s oil and natural gas operations.

	Three Months Ended March 31,
	2006	2005	Variance	% Change
Production:
Oil (Mbbls)	1,037	1,357	(320)	(24)%
Natural gas (Mmcf)	11,269	15,249	(3,980)	(26)%
Oil and natural gas (Mmcfe)	17,492	23,391	(5,899)	(25)%
Revenue data (in thousands) (a):
Oil revenue	$61,512	$64,631	$(3,119)	(5)%
Natural gas revenue	96,922	91,522	5,400	6%
Total oil and natural gas revenue	$158,434	$156,153	$2,281	2%
Average prices (a):
Oil (per Bbl)	$59.32	$47.63	$11.69	25%
Natural gas (per Mcf)	8.60	6.00	2.60	43%
Oil and natural gas (per Mcfe)	9.06	6.68	2.38	36%
Expenses (per Mcfe):
Lease operating expenses	$1.99	$1.19	$0.80	67%
Salaries, general and administrative expenses (b)	0.48	0.21	0.27	129%
DD&A expense on oil and natural gas properties	3.69	2.62	1.07	41%

(a)	Includes the cash settlement of effective hedging contracts.
(b)	Exclusive of incentive compensation expense.

During the first quarter of 2006, net income totaled $24.0 million, or $0.88 per share, compared to $33.4 million, or $1.24 per share for the first quarter of 2005. All per share amounts are on a diluted basis. The variance in quarterly results was due to the following components:

Prices. Prices realized during the first quarter of 2006 averaged $59.32 per Bbl of oil and $8.60 per Mcf of natural gas, or 36% higher, on an Mcfe basis, than first quarter 2005 average realized prices of $47.63 per Bbl of oil and $6.00 per Mcf of natural gas. All unit pricing amounts include the cash settlement of effective hedging contracts. Stone’s effective hedging transactions increased the average price Stone received for natural gas by $0.38 per Mcf for the first quarter of 2006. Hedging transactions did not impact realized oil prices during the first quarter of 2006. During the first quarter of 2005, effective hedging transactions decreased the average realized price of natural gas by $0.19 per Mcf and oil by $0.33 per barrel.

Production. During the first quarter of 2006, total production volumes decreased 25% to 17.5 Bcfe (2.9 Mmboe) compared to 23.4 Bcfe (3.9 Mmboe) produced during the first quarter of 2005. Oil production during the first quarter of 2006 totaled approximately 1,037,000 barrels compared to 1,357,000 barrels produced during the first quarter of 2005, while natural gas production totaled 11.3 Bcf during the first quarter of 2006 compared to 15.2 Bcf produced during the first quarter of 2005. Stone’s first quarter 2006 production rates were negatively impacted by natural declines from producing wells and extended Gulf Coast production shut-ins due to Hurricane Katrina and Hurricane Rita, amounting to volumes of approximately 6.6 Bcfe (1.1 Mmboe), or 73 Mmcfe per day (12.2 Mboe per day). This compares to an approximate 1.7 Bcfe (0.3 Mmboe) deferral, or 19 Mmcfe per day (3.2 Mboe per day), from Hurricane Ivan in the comparable quarter of 2005. Approximately 83% of Stone’s first quarter 2006 production volumes were generated from Stone’s Gulf Coast region properties while the remaining 17% came from Stone’s Rocky Mountain region properties.

Oil and Natural Gas Revenue. First quarter 2006 oil and gas revenue totaled $158.4 million, compared to first quarter 2005 oil and natural gas revenue of $156.2 million. The increase in oil and natural gas revenue is attributable to a 36% increase in realized oil and gas prices significantly offset by a 25% decrease in production volumes on a gas equivalent basis for the first quarter of 2006 compared to the comparable period in 2005.

Expenses. Lease operating expenses during the first quarter of 2006 totaled $34.9 million compared to $27.9 million for the first quarter of 2005. On a unit of production basis, first quarter 2006 lease operating expenses were $1.99 per Mcfe as compared to $1.19 per Mcfe for the first quarter of 2005. During the first quarter of 2006, lease operating expenses included $7.7 million of repairs in excess of estimated insurance recoveries related to Hurricanes Katrina and Rita. First quarter 2006 lease operating expenses also increased as a result of increases in overall industry service costs over the first quarter of 2005.

Depreciation, depletion and amortization (“DD&A”) on oil and natural gas properties for the first quarter of 2006 totaled $64.6 million, or $3.69 per Mcfe compared to $61.3 million, or $2.62 per Mcfe for the first quarter of 2005. The increase in 2006 DD&A per Mcfe is attributable to the unit cost of current period net reserve additions (including related future development costs) exceeding the per unit amortizable base as of the beginning of the year.

Salaries, general and administrative (“SG&A”) expenses (exclusive of incentive compensation) for the first quarter of 2006 were $8.5 million compared to $4.8 million in the first quarter of 2005. The increase in SG&A is due to additional compensation expense associated with restricted stock issuances, increased employment and base salary levels and higher legal and consulting fees.

During the three months ended March 31, 2006 and 2005, Stone incurred $3.0 million and $1.8 million, respectively, of accretion expense related to asset retirement obligations. The increase in first quarter 2006 accretion expense is due to higher estimated asset retirement costs combined with a shortened time frame to plug and abandon our facilities.

Production taxes during the first quarter of 2006 totaled $4.2 million compared to $2.4 million in the first quarter of 2005. The increase is due to a prior year ad valorem tax adjustment on certain of Stone’s Rocky Mountain properties expensed in the first quarter of 2006.

2005 Compared to 2004. The following table sets forth certain operating information with respect to Stone’s oil and natural gas operations and summary information with respect to its estimated proved oil and natural gas reserves. See “Stone’s Business—Properties—Oil and Natural Gas Reserves.”

	Year Ended December 31,
	2005	2004	Variance	% Change
Production:
Oil (Mbbls)	4,838	5,438	(600)	(11)%
Natural gas (Mmcf)	54,129	55,544	(1,415)	(3)%
Oil and natural gas (Mmcfe)	83,158	88,172	(5,014)	(6)%
Average prices:(1)
Oil (per Bbl)	$50.53	$39.38	$11.15	28%
Natural gas (per Mcf)	7.24	5.94	1.30	22%
Oil and natural gas (per Mcfe)	7.65	6.17	1.48	24%
Expenses (per Mcfe):
Lease operating expenses	$1.38	$1.13	$0.25	22%
Salaries, general and administrative expenses(2)	0.27	0.16	0.11	69%
DD&A expense on oil and natural gas properties	2.87	2.36	0.51	21%
Estimated Proved Reserves at December 31:
Oil (Mbbls)	41,509	42,385	(876)	(2)%
Natural gas (Mmcf)	344,088	413,902	(69,814)	(17)%
Oil and natural gas (Mmcfe)	593,142	668,210	(75,068)	(11)%

(1)	Includes the settlement of effective hedging contracts.
(2)	Exclusive of incentive compensation expense.

For the year ended 2005, Stone reported net income totaling $136.8 million, or $5.02 per share, compared to net income for the year ended December 31, 2004 of $119.7 million, or $4.45 per share. The variance in annual results was due to the following components:

Production. During 2005, total production volumes decreased 6% to 83.2 Bcfe (13.9 Mmboe) compared to 88.2 Bcfe (14.7 Mmboe) produced during 2004. Oil production during 2005 totaled approximately 4.8 million barrels compared to 2004 oil production of 5.4 million barrels, while natural gas production during 2005 totaled approximately 54.1 billion cubic feet compared to 55.5 billion cubic feet produced during 2004. The decrease in overall 2005 production was primarily the result of extended production downtime from Hurricanes Katrina and Rita (16.4 Bcfe) in excess of downtime experienced for Hurricane Ivan in 2004 (7.0 Bcfe).

Prices. Prices realized during 2005 averaged $50.53 per barrel of oil and $7.24 per Mcf of natural gas compared to 2004 average realized prices of $39.38 per barrel of oil and $5.94 per Mcf of natural gas. On a natural gas equivalent basis, average 2005 prices were 24% higher than prices realized during 2004. All unit pricing amounts include the settlement of hedging contracts.

Stone enters into various hedging contracts in order to reduce its exposure to the possibility of declining oil and natural gas prices. During 2005, hedging transactions decreased the average price Stone received for natural gas by $0.58 per Mcf and for oil by $2.26 per Bbl compared to a net decrease of $0.18 per Mcf of natural gas realized during 2004.

Oil and Natural Gas Revenue. As a result of 24% higher realized prices on a gas equivalent basis, oil and natural gas revenue increased 17% to $636.2 million in 2005 from $544.2 million during 2004 despite a 6% decline in total production volumes during 2005.

Expenses. During 2005, Stone incurred lease operating expenses of $114.7 million, compared to $100.0 million incurred during 2004. On a unit of production basis, 2005 lease operating expenses were $1.38 per Mcfe as compared to $1.13 per Mcfe for 2004. The increase in lease operating expenses in 2005 is due to a combination of increases in overall industry service costs and additional costs associated with storm-related shut-ins and evacuations. Included in lease operating expenses are maintenance costs, which represent repairs and maintenance costs that vary from year to year. Maintenance costs totaled $28.9 million in 2005 compared to $29.1 million in 2004.

DD&A expense on oil and natural gas properties for 2005 totaled $238.3 million, or $2.87 per Mcfe compared to DD&A expense of $208.0 million, or $2.36 per Mcfe in 2004. The increase in DD&A per Mcfe is attributable to the unit cost of current year net reserve additions (including related future development costs) exceeding the per unit amortizable base as of the beginning of the year. See “Known Trends and Uncertainties” above.

During 2005 and 2004, Stone incurred $7.2 million and $5.9 million, respectively, of accretion expense related to the January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” Stone expects accretion expense to total approximately $12.2 million during 2006 as a result of higher estimated costs combined with a shortened time frame to plug and abandon its facilities.

The approximate $50 million revision in estimates of asset retirement obligations in 2005 is due to the following factors: (1) approximately $20.5 million of the increase is due to significant increases in the cost of services necessary to abandon oil and natural gas properties; (2) approximately $9.7 million of the increase is due to an accelerated time frame in which certain of our oil and natural gas properties will need to be abandoned as a result of Hurricanes Katrina and Rita; and (3) approximately $19.8 million is due to additional costs of wreckage and debris removal associated with the hurricanes.

Interest expense for 2005 totaled $23.2 million, net of $14.9 million of capitalized interest, compared to interest of $16.8 million, net of $7.0 million of capitalized interest, during 2004. The increase in interest expense in 2005 is primarily the result of the issuance of Stone’s $200 million 6 3/4% Senior Subordinated Notes on December 15, 2004.

Reserves. At December 31, 2005, Stone’s estimated proved oil and gas reserves totaled 593.1 Bcfe (99 Mmboe), compared to December 31, 2004 reserves of 668.2 Bcfe (111.4 Mmboe). The decrease in estimated proved reserves during 2005 was the result of production and downward revisions of previous estimates exceeding additions from drilling results and acquisitions made during the year. Estimated proved natural gas reserves totaled 344.1 Bcf and estimated proved oil reserves totaled 41.5 MMbbls at the end of 2005. The reserve estimates at December 31, 2005 were engineered and/or audited by engineering firms in accordance with guidelines established by the SEC.

Stone’s standardized measure of discounted future net cash flows was $1.9 billion and $1.6 billion at December 31, 2005 and 2004, respectively. You should not assume that these estimates of future net cash flows represent the fair value of Stone’s estimated oil and natural gas reserves. As required by the SEC, Stone determines these estimates of future net cash flows using market prices for oil and natural gas on the last day of the fiscal period. The average year-end oil and natural gas prices on all of Stone’s properties used in determining these amounts, excluding the effects of hedges in place at year-end, were $57.17 per barrel and $9.86 per Mcf for 2005 and $41.06 per barrel and $6.57 per Mcf for 2004.

2004 Compared to 2003. The following table sets forth certain operating information with respect to Stone’s oil and gas operations and summary information with respect to its estimated proved oil and natural gas reserves.

	Year Ended December 31,
	2004	2003	Variance	% Change
Production:
Oil (Mbbls)	5,438	5,727	(289)	(5)%
Natural gas (Mmcf)	55,544	62,536	(6,992)	(11)%
Oil and natural gas (Mmcfe)	88,172	96,898	(8,726)	(9)%
Average prices:(1)
Oil (per Bbl)	$39.38	$30.41	$8.97	29%
Natural gas (per Mcf)	5.94	5.34	0.60	11%
Oil and natural gas (per Mcfe)	6.17	5.25	0.92	18%
Expenses (per Mcfe):
Lease operating expenses	$1.13	$0.75	$0.38	51%
Salaries, general and administrative expenses(2)	0.16	0.15	0.01	7%
DD&A expense on oil and natural gas properties	2.36	1.92	0.44	23%
Estimated Proved Reserves at December 31:
Oil (Mbbls)	42,385	44,508	(2,123)	(5)%
Natural gas (Mmcf)	413,902	380,280	33,622	9%
Oil and natural gas (Mmcfe)	668,210	647,326	20,884	3%

(1)	Includes the settlement of effective hedging contracts.
(2)	Exclusive of incentive compensation expense.

For the year ended 2004, net income totaled $119.7 million, or $4.45 per share, compared to net income for the year ended December 31, 2003 of $123.2 million, or $4.64 per share. The variance in annual results was due to the following components:

Production. During 2004, total production volumes decreased 9% to 88.2 Bcfe (14.7 Mmboe) compared to 96.9 Bcfe (16.2 Mmboe) produced during 2003. Oil production during 2004 totaled approximately 5.4 million barrels compared to 2003 oil production of 5.7 million barrels, while natural gas production during 2004 totaled approximately 55.5 billion cubic feet compared to 62.5 billion cubic feet produced during 2003. The decrease in overall 2004 production, compared to 2003, was primarily the result of extended production downtime from Hurricane Ivan totaling 7.0 Bcfe.

Prices. Prices realized during 2004 averaged $39.38 per barrel of oil and $5.94 per Mcf of natural gas compared to 2003 average realized prices of $30.41 per barrel of oil and $5.34 per Mcf of natural gas. On a natural gas equivalent basis, average 2004 prices were 18% higher than prices realized during 2003. All unit pricing amounts include the settlement of hedging contracts.

During 2004, hedging transactions decreased the average price Stone received for natural gas by $0.18 per Mcf compared to a net decrease of $0.03 per Mcf of natural gas realized during 2003. Stone had no hedges in place for 2003 oil production.

Oil and Natural Gas Revenue. As a result of 18% higher realized prices on a natural gas equivalent basis, oil and natural gas revenue increased 7% to $544.2 million in 2004 from $508.3 million during 2003 despite a 9% decline in total production volumes during 2004.

Expenses. During 2004, Stone incurred lease operating expenses of $100.0 million, compared to $72.8 million incurred during 2003. On a unit of production basis, 2004 lease operating expenses were $1.13 per Mcfe as compared to $0.75 per Mcfe for 2003. The increase in lease operating expenses in 2004 is due to a combination of increases in overall industry service costs, additional costs associated with storm-related shut-ins and evacuations and increases in maintenance costs included in lease operating expenses during 2004. Included in lease operating expenses are maintenance costs, which represent repairs and maintenance costs that vary from year to year. Maintenance costs totaled $29.1 million in 2004 compared to $11.4 million in 2003. The increase in maintenance costs during 2004 is due primarily to $4.2 million for hurricane-related repairs in excess of estimated insurance recoveries and $6.8 million related to three replacement wells drilled during 2004.

DD&A expense on oil and natural gas properties for 2004 totaled $208.0 million, or $2.36 per Mcfe compared to DD&A expense of $186.0 million, or $1.92 per Mcfe in 2003. The increase in DD&A per Mcfe is attributable to the unit cost of current year reserve additions and related future development costs, exceeding the per unit amortizable base as of the beginning of the year.

During 2004 and 2003, Stone incurred $5.9 million and $6.3 million, respectively, of accretion expense related to the January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

Derivative expenses in 2004 and 2003 represented primarily the cost of put contracts charged to earnings as the contracts settled during the respective periods. During 2004, Stone incurred derivative expenses of $4.1 million compared to $8.7 million in 2003. The decline in derivative expenses in 2004 is the result of lower costs of put contracts for 2004 hedged production volumes.

Interest expense for 2004 totaled $16.8 million, net of $7.0 million of capitalized interest, compared to interest of $19.9 million, net of $7.8 million of capitalized interest, during 2003. The decrease in interest expense in 2004 is the result of the September 2003 redemption of Stone’s 8 3/4% Senior Subordinated Notes, which lowered the average interest rate on its outstanding debt, combined with lower average borrowings outstanding during 2004.

Reserves. At December 31, 2004, Stone’s estimated proved oil and natural gas reserves totaled 668.2 Bcfe (111.4 Mmboe), compared to December 31, 2003 reserves of 647.3 Bcfe (107.9 Mmboe). The increase in estimated proved reserves during 2004 was the combined result of drilling results and acquisitions made during the year. Estimated proved natural gas reserves totaled 413.9 Bcf and estimated proved oil reserves totaled 42.4 MMbbls at the end of 2004.

Stone’s standardized measure of discounted future net cash flows was $1.6 billion and $1.5 billion at December 31, 2004 and 2003, respectively. You should not assume that these estimates of future net cash flows represent the fair value of Stone’s estimated oil and natural gas reserves. As required by the SEC, Stone determines these estimates of future net cash flows using market prices for oil and natural gas on the last day of the fiscal period. The average year-end oil and natural gas prices on all of Stone’s properties used in determining these amounts, excluding the effects of hedges in place at year-end, were $41.06 per barrel and $6.57 per Mcf for 2004 and $31.72 per barrel and $6.29 per Mcf for 2003.

Off-Balance Sheet Arrangements

Stone has no off-balance sheet arrangements.

Accounting Matters and Critical Accounting Policies

Changes in Accounting Principles. Effective January 1, 2003, management elected to change to the units of production (“UOP”) method of amortizing proved oil and gas property costs from the previously used future gross revenue method. Under the UOP method, the quarterly provision for DD&A is computed by dividing production volumes, instead of revenue, for the period by the total proved reserves, instead of future gross revenue, as of the beginning of the period, and similarly applying the respective rate to the net cost of proved oil and gas properties, including future development costs. Management believes that this change in method is preferable because it removes fluctuations in DD&A expense caused by product pricing volatility within a reporting period and is a method more widely used in the oil and natural gas industry. As a result of the change in accounting principle, Stone recognized a charge against its 2003 net income for the cumulative transition adjustment of $4.6 million, net of tax.

In addition, management elected to begin recognizing production revenue under the Entitlement method of accounting effective January 1, 2003. Under this method, revenue is deferred for deliveries in excess of Stone’s net revenue interest, while revenue is accrued for the undelivered volumes. Production imbalances are generally recorded at the estimated sales price in effect at the time of production. The cumulative effect of adoption of the Entitlement method was immaterial.

Asset Retirement Obligations. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. This statement requires Stone to record its estimate of the fair value of liabilities related to future asset retirement obligations in the period the obligation is incurred. Asset retirement obligations relate to the removal of facilities and tangible equipment at the end of an oil and gas property’s useful life. The adoption of SFAS No. 143 requires the use of management’s estimates with respect to future abandonment costs, inflation, market risk premiums, useful life and cost of capital. Stone adopted SFAS No. 143 on January 1, 2003. Upon adoption, Stone recognized a gain for a cumulative transition adjustment of $6.7 million, net of tax, for existing asset retirement obligation liabilities, asset retirement costs and accumulated depreciation. In addition, Stone recorded an $86.7 million increase in the capitalized costs of its oil and natural gas properties, net of accumulated depreciation, and recognized $76.3 million in additional liabilities related to asset retirement obligations. As required by SFAS No. 143, Stone’s estimate of its asset retirement obligations does not give consideration to the value the related assets could have to other parties.

Full Cost Method. Stone uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration, development and estimated abandonment costs, including certain related employee costs and general and administrative costs (less any reimbursements for such costs), incurred for the purpose of acquiring and finding oil and natural gas are capitalized. Unevaluated property costs are excluded from the amortization base until Stone has made a determination as to the existence of proved reserves on the respective property or impairment. Stone reviews its unevaluated properties at the end of each quarter to determine whether the costs should be reclassified to the full cost pool and thereby subject to amortization. Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

Stone amortizes its investment in oil and gas properties through DD&A using the UOP method. See “Changes in Accounting Principles” above.

Stone capitalizes a portion of the interest costs incurred on its debt that is calculated based upon the balance of its unevaluated property costs and its weighted-average borrowing rate. During 2005, 2004 and 2003, Stone capitalized interest costs of $14.9 million, $7.0 million and $7.8 million, respectively. Stone also capitalizes the portion of salaries, general and administrative expenses that are attributable to its acquisition, exploration and development activities. During 2005, 2004 and 2003, Stone capitalized salaries, general and administrative costs, net of overhead reimbursements, of $20.5 million, $16.0 million, and $14.2 million, respectively.

Generally accepted accounting principles allow the option of two acceptable methods for accounting for oil and natural gas properties. The successful efforts method is the allowable alternative to the full cost method. The primary differences between the two methods are in the treatment of exploration costs and in the computation of DD&A. Under the full cost method, all exploratory costs are capitalized while under the successful efforts method exploratory costs associated with unsuccessful exploratory wells and all geological and geophysical costs are expensed. Under full cost accounting, DD&A is computed on cost centers represented by entire countries while under successful efforts cost centers are represented by properties, or some reasonable aggregation of properties with common geological structural features or stratigraphic condition, such as fields or reservoirs.

Under the full cost method of accounting, Stone compares, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (based on period-end hedge adjusted commodity prices and excluding cash flows related to estimated abandonment costs) to the net capitalized costs of proved oil and natural gas properties, net of related deferred taxes. Stone refers to this comparison as a “ceiling test.” If the net capitalized costs of proved oil and natural gas properties exceed the estimated discounted future net cash flows from proved reserves, Stone is required to write-down the value of its oil and natural gas properties to the value of the discounted cash flows.

Stock-Based Compensation. On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Stone has elected the modified prospective transition method. Stone has historically used the Black-Scholes option-pricing model for estimating stock compensation expense for disclosure purposes and is continuing to use such method after adoption of SFAS No. 123(R). The effect of the adoption of SFAS No. 123(R) for Stone for the three months ended March 31, 2006 was immaterial.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. In April 2005, the SEC approved a rule that delayed the effective date of SFAS No. 123(R) for public companies. As a result, SFAS No. 123(R) became effective for Stone on January 1, 2006.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Stone to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Stone’s most significant estimates are:

•	remaining proved oil and natural gas reserves volumes and the timing of their production;

•	estimated costs to develop and produce proved oil and natural gas reserves;

•	accruals of exploration costs, development costs, operating costs and production revenue;

•	timing and future costs to abandon its oil and natural gas properties;

•	the effectiveness and estimated fair value of derivative positions;

•	classification of unevaluated property costs;

•	capitalized general and administrative costs and interest; and

•	contingencies.

Derivative Instruments and Hedging Activities. Under SFAS No. 133, as amended, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. Stone does not use derivative instruments for trading purposes. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings. During 2005, certain of Stone’s hedges became ineffective when actual production was less than the hedged volumes. This resulted in a charge to income in the amount of $3.4 million.

For a more complete discussion of Stone’s accounting policies and procedures, see its Notes to Consolidated Financial Statements beginning on page F-18.

Quantitative and Qualitative Disclosures About Market Risk

Operating Cost Risk

Stone is currently experiencing rising operating costs which also impacts its cash flow from operating activities and profitability. Assuming the costs to operate Stone’s properties, including lease operating expenses and maintenance cost, increased 10%, it estimates its diluted earnings per share for 2005 would have declined approximately 5%.

Commodity Price Risk

Stone’s revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Oil and natural gas price declines and volatility could adversely affect Stone’s revenues, cash flow provided by operating activities and profitability. Assuming a 10% decline in realized oil and natural gas prices, including the effects of hedging contracts, Stone estimates its diluted net income per share for 2005 would have declined approximately 32%. In order to manage its exposure to oil and natural gas price declines, Stone occasionally enters into oil and natural gas price hedging arrangements to secure a price for a portion of its expected future production.

Stone’s hedging policy provides that not more than 50% of its estimated production quantities can be hedged without the consent of the board of directors. Because over 90% of Stone’s production has historically been derived from the Gulf Coast region, it believes that fluctuations in prices will closely match changes in the market prices it receives for its production. Oil contracts typically settle using the average of the daily closing prices for a calendar month. Natural gas contracts typically settle using the average closing prices for near month NYMEX futures contracts for the three days prior to the settlement date.

Stone has entered into zero-premium collars with various counterparties for a portion of its expected 2006 and 2007 oil and natural gas production from the Gulf Coast region. The natural gas collar settlements are based on an average of NYMEX prices for the last three days of a respective month. The oil collar settlements are based upon an average of the NYMEX closing price for West Texas Intermediate (“WTI”) during the entire calendar month. The contracts require payments to the counterparties if the average price is above the ceiling price or payment from the counterparties if the average price is below the floor price.

The following tables show Stone’s hedging positions as of March 31, 2006:

	Zero-Premium Collars
	Natural Gas			Oil
	Daily Volume (MmBtus/d)	Floor Price	Ceiling Price	Daily Volume (Bbls/d)	Floor Price	Ceiling Price
2006	10,000	$8.00	$14.28	3,000	$55.00	$76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40	—	—	—
2007	—	—	—	3,000	60.00	78.35

Stone believes these positions have hedged approximately 35% to 45% of its estimated 2006 production.

Interest Rate Risk

Stone had long-term debt outstanding of $563 million at December 31, 2005, of which $400 million, or approximately 71%, bears interest at fixed rates. The $400 million of fixed-rate debt is comprised of $200 million of 8 1/4% Senior Subordinated Notes due 2011 and $200 million of 6 3/4% Senior Subordinated Notes due 2014. The remaining $163 million of debt outstanding at December 31, 2005 bears interest at a floating rate under Stone’s bank credit facility. At December 31, 2005, the weighted average interest rate under Stone’s floating-rate debt was approximately 6.0%. At December 31, 2005, Stone had no interest rate hedge positions in place to reduce its exposure to changes in interest rates. Assuming a 200 basis point increase in market interest rates during 2005, Stone’s interest expense, net of capitalization, would have increased approximately $1.0 million, net of taxes, resulting in a $0.04 per diluted share reduction in net income. On June 28, 2006, Stone completed a private placement of $225.0 million aggregate principal amount of Senior Floating Rate Notes due 2010. Stone’s Senior Floating Rate Notes bear interest at a floating rate equal to three-month LIBOR (as defined in the indenture governing the notes) plus an applicable margin per annum, and therefore increase its exposure to changes in interest rates.

EPL—THE COMBINED COMPANY

Overview

The combination of EPL and Stone will create an independent oil and natural gas company with an aggregate of approximately 168 Mmboe of pro forma proved reserves at December 31, 2005. EPL expects the combined company to have the following advantages listed below after the merger.

•	Strengthens Gulf of Mexico Position — The combination of EPL and Stone will create a premier offshore exploration and production company with a highly attractive portfolio of assets in the Gulf of Mexico. Of the approximately 108 Mmboe of proved reserves owned by Stone as of year end 2005 (inclusive of the additional interest recently acquired in Mississippi Canyon Blocks 109 and 108) that will be added to EPL’s asset portfolio, approximately 72% are located in the Gulf of Mexico. The combined company will have a balanced natural gas/oil production ratio (65% natural gas / 35% oil) with a broad portfolio of low, medium and high potential projects across EPL’s eastern, central and western Gulf of Mexico operational areas. The merger will also combine Stone’s 3-D seismic portfolio and acreage position in the Gulf of Mexico with that of EPL, providing the combined company with a significant informational advantage in the selection of future drilling and development opportunities, including those in the significantly larger acreage position of the combined company. The combined company’s increased scope, scale and 3-D seismic portfolio will significantly improve EPL’s competitive position in the Gulf of Mexico and accelerate growth and diversification.

•	Establishes Rocky Mountain and Williston Basin Positions — The merger will provide balance and geographic diversity through the addition of Stone’s attractive, long-lived reserves located in the Rocky Mountain region, including the Williston Basin. At December 31, 2005, approximately 16% of Stone’s estimated proved reserves (16 Mmboe) were located in several Rocky Mountain basins, a resource play characterized by stable, long-lived natural gas production. An additional 8% of Stone’s estimated proved reserves (8 Mmboe) were located in the Williston Basin. The addition of the positions in the Rocky Mountain region creates a significant base that will greatly enhance the combined company’s reserve and geographic diversification. They also provide significant future exploration and development opportunities in a number of the premier North American onshore resource plays (including the Pinedale Anticline and Jonah fields and the Bakken Shale) and position EPL to acquire additional acreage and drilling opportunities in this region.

•	Builds on EPL’s Leading Technical and Production Expertise — EPL and Stone’s teams of geoscientists, engineers, landmen and other technical professionals average more than 23 and 24 years of respective experience in the exploration and production business. The addition of Stone’s professionals who focus on the Gulf of Mexico provides a unique opportunity to enhance EPL’s already strong team of technical professionals. Stone’s team in the Rocky Mountain region will provide local expertise necessary to facilitate EPL’s geographic diversification. Given the shortage of experienced oil and natural gas personnel in the current labor market, the merger provides a cost effective way of increasing the depth of EPL’s technical and finance and administrative teams, positioning EPL to generate and maintain a larger inventory of high-quality drilling prospects and to further develop and exploit a larger and better diversified asset base.

•	Provides Opportunities to Improve the Combined Company’s Financial Returns — EPL expects that the merger will:

•	Produce $55 million in annual synergies and associated cost savings. EPL expects to realize approximately $55 million in ongoing annual savings through the elimination of redundant transportation, shorebases and procurement, the consolidation of administrative and professional services and the reduction of annual insurance premiums. EPL has developed a comprehensive plan to be implemented promptly following the completion of the merger for achieving these benefits.

•	Permit EPL to high-grade the combined company’s exploration, development and exploitation opportunities with increased cash flow used to augment EPL’s balanced drilling program and reduce debt. The size and strength of the combined company are expected to allow EPL to high-grade the exploration, development and exploitation opportunities in the combined company’s asset base. High-grading of the combined portfolio is anticipated to increase cash flow available for debt reduction through focused capital spending and the results of drilling a balanced portfolio of low, moderate and higher risk opportunities. In addition, the increased resources of the combined entity will enable EPL to pursue larger scale projects that have the potential for increased returns.

•	Allow EPL to rationalize the combined company’s asset base through property dispositions. As part of the process of integrating Stone’s Gulf of Mexico properties into its existing asset portfolio, EPL will rationalize its asset profile in the Gulf Coast region, including the Gulf of Mexico, by disposing of primarily lower tier properties. Proceeds generated from any such asset sales will be used to reduce debt.

Through its combination with Stone, EPL expects that the combined company’s geographically diversified and high-graded assets, together with its exploration and production experience and its technical expertise, will provide a foundation for further increasing reserves, production and cash flow and a strong basis for creating stockholder value.

THE MERGER

Background of the Merger

General

Pursuant to the merger agreement, Stone will merge with and into EPL Acquisition Corp. LLC, a wholly-owned subsidiary of EPL.

In the merger, each outstanding share of Stone common stock will be converted into the right to receive at the election of the holder (subject to the limitations described below): (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. As a result, Stone stockholders will hold no more than approximately 46% and EPL stockholders will hold no less than approximately 54% of the combined company, assuming the maximum number of shares are issued to Stone’s stockholders.

The merger is expected to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, it is expected that (i) the merger will be tax free to EPL stockholders for U.S. federal income tax purposes and (ii) the U.S. federal income tax consequences to an exchanging Stone stockholder will depend on the relative mix of cash and EPL common stock received by such Stone stockholder.

Background of the Merger

In 2005, Stone recognized that a substantial increase in the scale and the diversification of its operations and assets could enhance Stone’s value, in light of recent merger and acquisition transactions involving other exploration and production companies and Stone’s increased focus on capital intensive projects in the deepwater Gulf of Mexico. Accordingly, Stone began to explore potential opportunities to enhance stockholder value, including by exploring the possibility of business combinations with other companies in the energy field, the possible sale of Stone, as well as the potential acquisition of additional assets by Stone.

During 2005, both Mr. David H. Welch, President and Chief Executive Officer of Stone, and Mr. Kenneth H. Beer, Stone’s Senior Vice President and Chief Financial Officer, had discussions with representatives of several entities that expressed interest in potential transactions with Stone. These initial discussions were solely conceptual in nature. Stone did not receive any specific proposals or undertake detailed analyses of potential transactions during this period.

During the third and fourth quarters of 2005, Stone was impacted by several events:

•	On August 29 and September 26, respectively, hurricanes Katrina and Rita caused substantial damage to certain of Stone’s facilities and gave rise to significant production shut-ins. Production, cash flow and hydrocarbon reserves were negatively impacted.

•	On October 6, 2005, Stone announced a downward revision of its proved hydrocarbon reserve estimates based upon an internal review of all of Stone’s fields as well as an analysis of the likely impact of the hurricanes. This downward revision would ultimately give rise to a restatement of Stone’s prior financial statements as well as a delay in the filing of Stone’s Quarterly Report on Form 10-Q for the third quarter of 2005.

•	On November 10, 2005, Stone announced that it had been notified by the Staff of the SEC that the Staff was commencing an informal inquiry relating to Stone’s announcement of its downward revision of its proved hydrocarbon reserve estimates.

•	On November 14, 2005, Stone announced it would be delayed in the filing of Stone’s Quarterly Report on Form 10-Q for the third quarter of 2005.

On November 2, 2005, Mr. Welch was contacted by the Chief Executive Officer of Company A, and Mr. Beer was contacted by the head of business development for Company A, to discuss the possibility of a business combination. Mr. Beer initially scheduled a meeting with the head of business development of Company A, but this meeting was postponed by Stone due to the delay in filing its Form 10-Q for the third quarter of 2005. On November 14, Mr. Welch was again contacted by the Chief Executive Officer of Company A after the delayed filing was announced.

During November 2005, after informal discussions with several members of the Stone board of directors, Stone management concluded that, in light of operational issues and the consequences of the hydrocarbon reserve estimate revision, it was appropriate to refrain from pursuing any substantive discussions with potential transactional counterparties until after Stone filed its Annual Report on Form 10-K for the year ended December 31, 2005.

On December 5, 2005, Stone announced that the audit committee of its board of directors, with the assistance of the law firm of Davis Polk & Wardwell, had completed an internal inquiry of certain matters related to the downward revision of its hydrocarbon reserve estimates.

On January 11, 2006, Messrs. Welch and Beer met with the Managing Partner of Private Equity Firm I (“PEF I”), which presented several conceptual proposals for potential transactions. Mr. Welch had follow-up discussions with PEF I on January 27, 2006 and February 6, 2006. Mr. Welch noted, however, that Stone intended to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2005 before engaging in substantive discussions.

On January 23, 2006, Mr. Welch had a brief conceptual conversation with the Chief Executive Officer of Company A about a possible business combination.

On January 25, 2006, Messrs. Welch and Beer met with representatives of the Randall & Dewey division of Jefferies, an internationally recognized investment banking and advisory firm with substantial expertise in the energy field. At the meeting, they discussed various strategic options and ideas, as well as a recent transaction involving another exploration and production company for which Jefferies had provided financial advisory services.

In January and early February 2006, Messrs. Welch and Beer discussed several recent transactions involving other exploration and production companies, including transactions involving Forest Oil Corporation and Mariner Energy, Inc. (announced on September 10, 2005); Spinnaker Exploration Company and Norsk Hydro ASA (announced on September 19, 2005); and Remington Oil and Gas Corporation and Cal Dive International, Inc. (announced on January 23, 2006). Messrs. Welch and Beer also spoke with several members of the Stone board of directors and agreed that the Stone board of directors should discuss Stone’s strategic options at its next meeting.

On February 1, 2006, Messrs. Welch and Beer met with the Managing Partners of Private Equity Firm II (“PEF II”) who presented several general business proposals but did not present a specific offer. Messrs. Welch and Beer had several follow-up discussions with PEF II, while noting that the filing of the Stone Annual Report on Form 10-K for the year ended December 31, 2005 had to be completed before Stone would commence substantive discussions relating to a potential transaction. The parties therefore agreed to defer further discussions.

On February 8, 2006, Mr. James Flores, Chairman, President and Chief Executive Officer of Plains, called Mr. James Stone, Chairman of Stone Energy, to express interest in a strategic business combination with Stone. Mr. Stone referred Mr. Flores to Mr. Welch. Messrs. Welch and Flores thereafter had a brief telephone discussion and agreed to meet the following week.

On February 9, 2006, Mr. Welch was contacted by and had a discussion with a representative of Private Equity Firm III (“PEF III”) in which the representative discussed, at a general level, opportunities that he believed might be available to Stone.

On February 9, 2006, Messrs. Welch and Beer held a conference call with representatives of Jefferies to discuss several potential strategic alternatives and concluded that a meeting would be constructive. During the call, Mr. Welch discussed with the representatives of Jefferies the scheduled meeting with Mr. Flores.

On February 10, 2006, representatives of Jefferies met with Messrs. Welch and Beer to review Stone’s assets and business strategy. Representatives of Jefferies thereafter agreed to perform an analysis of Stone’s strategic options including: (1) continuing forward with Stone’s existing business plan, (2) acquiring additional assets or companies, or (3) entering into a merger or acquisition transaction with another company of similar or larger size, and to present their initial analyses during a meeting of the Stone board of directors the following week.

On February 13, 2006, Messrs. Flores and Welch met to discuss a possible business combination of Stone and Plains. Mr. Flores highlighted Plains’ properties and its success in the deepwater Gulf of Mexico. Mr. Welch provided an overview of Stone’s assets and business activities.

On February 15, 2006, Messrs. Welch and Beer held a conference call with representatives of Jefferies regarding Jefferies’ initial analysis of Stone’s strategic alternatives. During that call, Mr. Welch provided an account of, and the parties discussed, the recent meeting with Mr. Flores.

On February 16, 2006, the Stone board of directors met with Stone’s management and representatives of Jefferies. At the meeting, Jefferies presented its analysis of Stone’s strategic alternatives to the Stone board of directors, including a merger, an acquisition, the sale of Stone or not pursuing any of these alternatives and maintaining the status quo. Following Jefferies’ presentation, the Stone board of directors directed Stone’s management and Jefferies to further explore Stone’s strategic alternatives, including by assessing the potential values of the various strategic alternatives. The Stone board of directors also directed Stone’s management to engage Jefferies to further explore the level of interest of Plains, Company B and PEF II in potential transactions, due to the level of interest expressed by all three parties, while it evaluated its different strategic alternatives.

During the next two weeks, Stone’s management provided information, data, and projections to Jefferies to assist it in preparing its analysis. On March 1, 2006, representatives of Jefferies met with Stone’s management to review Stone’s five-year plan and to draft an executive presentation for potential transactional partners.

On March 1, 2006, Mr. Welch held another discussion with representatives of PEF I regarding potential transactional alternatives, including the possibility of a direct investment in Stone by PEF I through a private placement. Again, no specific proposal was offered.

On March 7, 2006, the Stone board of directors met to discuss the upcoming filing of Stone’s Quarterly Report on Form 10-Q for the third quarter of 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005. On March 7, 2006, Ernst & Young LLP, Stone’s independent registered public accounting firm, issued a report expressing an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting due to the downward reserve revision. The Stone board of directors was also given an update on the review being undertaken by Stone’s management and Jefferies regarding Stone’s strategic options and opportunities.

Over the next two weeks, Jefferies continued to perform its analysis. Stone’s management focused on the completion of Stone’s periodic SEC filings during this period. Messrs. Welch and Beer, however, also continued to provide information to and otherwise assist Jefferies in performing its analysis.

On March 13, 2006, Stone filed its Quarterly Report on Form 10-Q for the third quarter of 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005.

On March 15, 2006, Mr. Beer held a conference call with representatives of PEF II respecting the possibility of PEF II entering into more detailed discussions with Stone concerning a potential transaction.

Following the completion of Stone’s SEC filings, Stone’s management concluded that—in light of the expressions of interest that had been received from various parties—it would be appropriate for Stone, with Jefferies’ assistance, to solicit indications of interest from certain additional parties that might be appropriate transactional partners.

On March 16, 2006, Stone’s management met with representatives of Jefferies to review the final draft of an executive presentation for potential buyers. Jefferies and management agreed on a targeted list of seven potential counterparties to contact and reviewed an analysis of these entities.

On March 16, 2006, Messrs. Welch and Beer and representatives of Jefferies met with the Chief Executive Officer and Chief Financial Officer of Company B to discuss possible transactional structures that might be beneficial to both parties. Mr. Welch provided a general presentation regarding Stone and answered general questions from the representatives of Company B. Following this meeting, both companies executed a confidentiality agreement to allow the parties to share confidential information and pursue further discussions.

On March 21, 2006, Messrs. Welch and Beer held a conference call with representatives of Jefferies to discuss the structure of a potential transaction with Company B. Stone was encouraged by the interest shown by Company B, which had engaged a financial advisor and commenced discussions with its own board of directors in anticipation of further exploring a potential transaction.

On March 22, 2006, Mr. Welch was contacted by PEF I, and on March 30, 2006, Messrs. Welch and Beer were contacted by PEF II, to arrange meetings with Stone.

On March 31, 2006, Stone’s management, representatives of Jefferies and representatives of Vinson & Elkins L.L.P., Stone’s outside counsel, met with the Stone board of directors. The board received an update on the levels of interest expressed by the companies that Jefferies had contacted and an updated analysis of the other strategic options for Stone (including continuing forward with the existing business plan and entering into one or more asset or business acquisition transactions). Following a discussion of the Jefferies presentation, the board instructed Jefferies to seek, on a confidential basis, proposals from seven parties that Jefferies had identified as expressing initial interest in the possibility of entering into a transaction with Stone. The list included four operating companies (Company A, Company B, Company C and Plains) and three private equity firms (PEF I, PEF II and PEF III).

Representatives of Jefferies thereafter contacted each of the seven parties to gauge their interest in entering into a transaction with Stone. Five of the seven entities (two operating companies and three private equity firms) that were contacted expressed an interest in receiving more information regarding Stone. Two of the companies—Company A and Company C—declined to proceed with the process. Confidentiality agreements were executed with the five interested parties, and these parties were thereafter provided with certain non-public information. The non-public information included Stone’s five year projections, Stone’s reserve report and a summary of unrisked hydrocarbon potential in each of its areas of operations in addition to estimated proved reserves.

On April 6-7, 2006, Stone’s management gave a several hour presentation to each of four of the interested parties (the fifth party, Company B, had attended an earlier presentation). The participants were given a deadline of April 12, 2006 to submit non-binding informal indications of interest.

On April 10, 2006, the Plains board of directors met and discussed a possible business combination with Stone.

On April 11, 2006, Messrs. Beer and Flores held a meeting in which they had additional discussions respecting a possible business combination of Stone and Plains.

On April 12, 2006, three of the five entities submitted non-binding indications of interest. One of these entities was Plains, whose indication had a stated value of $47.00-$49.00 per share of Stone common stock, in the form of 50-75% Plains common stock with the remainder in cash. PEF III submitted an all cash indication with financing contingencies. PEF I’s indication proposed a cash infusion followed by a reorganization that would divide Stone into three public entities. PEF II declined to submit a proposal. Company B also declined to submit a proposal.

On April 13, 2006, the Stone board of directors met with Stone’s management and representatives of Jefferies and Vinson & Elkins to review the indications of interest that Stone had recently received. After a thorough review and analysis of the indications of interest by Jefferies, the board requested that Jefferies gather additional information on each of the proposals. The board further concluded that—based on available information—Plains and PEF III appeared likely to offer better value to Stone’s stockholders than the other proposals or status quo. Accordingly, the board directed Jefferies to focus on exploring potential transactions with these companies.

Following the board meeting, representatives of Jefferies contacted Plains’ management and financial advisor. Jefferies indicated that, while the Stone board of directors found the possibility of a merger transaction with Plains to be attractive, the value described in Plains’ indication of interest was not acceptable. Representatives of Jefferies also contacted PEF III and indicated Stone was concerned about the timing and certainty of execution of the PEF III proposal, given the financing contingencies set forth in the proposal.

On April 17, 2006, the management teams of Stone and Plains met in Plains’ Houston office to review certain non-public information regarding Plains’ operations, including its deepwater discoveries and drilling inventory. In discussions with Plains’ management and Lehman, which is Plains’ financial advisor, Jefferies learned that Plains was considering a restructuring of its crude oil collars and that Plains would consider an all-stock transaction.

Later that afternoon, Messrs. Welch and Beer and representatives of Jefferies met with PEF III to discuss further the financing plans and analysis prepared by PEF III in regard to its indication of interest.

Representatives of Jefferies also contacted PEF I to request additional information regarding its financing plan and approach.

On April 18, 2006, the Stone board of directors met, together with Messrs. Welch and Beer and Mr. Andrew L. Gates, III, General Counsel of Stone, as well as representatives of Jefferies and Vinson & Elkins. Representatives of Vinson & Elkins reviewed certain fiduciary duty and process issues relating to the board’s consideration of the proposals. Representatives of Jefferies provided the Board with additional information on the proposals. The Jefferies analysis demonstrated that the potential transaction with Plains could serve many of Stone’s important strategic goals, including increasing and diversifying the asset base to include reserves with longer production lives and increasing the scale and technical expertise of Stone, thereby enhancing its ability to compete on larger scale projects in the deepwater Gulf of Mexico and elsewhere. The Board therefore directed management and Jefferies to commence further negotiations, as well as the due diligence process, with Plains. The Board also asked that Jefferies further define the financing and execution risks presented by the proposals from PEF I and PEF III. Management proceeded over the next several days to conduct due diligence of Plains. In addition, Jefferies continued negotiations with Plains and its financial advisors.

On April 19, 2006, Mr. Flores contacted Mr. Welch to express his strong interest in entering into a Plains-Stone combination. On April 21, 2006, PEF III contacted Mr. Welch and sought to provide assurance that financing could be obtained to support PEF III’s indication of interest.

On April 21, 2006, Mr. Richard A. Bachmann, Chairman and Chief Executive Officer of EPL, contacted Mr. Welch to express EPL’s interest in a proposed combination. Mr. Welch indicated he would have a representative from Jefferies contact Mr. Bachmann. The Jefferies representative informed Mr. Bachmann that Stone’s process was in its advanced stages. Mr. Bachmann indicated that EPL had not yet hired a financial advisor, but that he was confident that EPL could move quickly and submit a competitive offer. Mr. Bachmann was not specific about the terms of a proposal; however, he said he anticipated that EPL’s proposal would involve a combination of cash and stock.

On April 21, 2006, the Stone board of directors met, together with Messrs Welch, Beer and Gates and representatives of Jefferies and Vinson & Elkins. The results of additional due diligence on Plains, PEF I, and PEF III were reviewed. The range of possible value to Stone stockholders expected from the Plains offer was discussed in detail. Further details of the other proposals were also reviewed. Representatives of Jefferies provided details on PEF III’s debt requirement assumptions, as well as the timing and execution issues its proposal presented. The board discussed the PEF I proposal to divide Stone into three public entities and the uncertainties associated with that proposal. Jefferies also described EPL’s inquiry and discussed with the Stone board of directors the current value of EPL’s common stock and its portfolio of assets. After discussing the potential risks and benefits presented by all of the proposals and weighing the merits of each, the board directed Jefferies to request that Plains consider improving the terms of its offer. Following the meeting, representatives of Jefferies contacted Lehman to discuss the terms of the Plains offer. Lehman indicated that Plains was prepared to proceed with all stock transaction at an exchange ratio of 1.2 shares of common stock of Plains for each share of common stock of Stone and a termination fee of $75 million. Lehman also indicated that Plains intended to eliminate all of its 2007 and 2008 crude oil price collars. Jefferies stated that these terms were unlikely to be acceptable to Stone. Jefferies stated that based on discussions with the Stone board of directors, a ratio of over 1.2 shares of common stock of Plains for each share of common stock of Stone would be needed. Jefferies also indicated that a termination fee of $75 million was above accepted precedent. Lehman stated that it was uncertain whether Plains could improve its proposed terms.

On April 22, 2006, Jefferies and Lehman spoke further and Plains made a final, all stock, offer of 1.25 shares of common stock of Plains for each share of common stock of Stone. Plains proposed that the parties enter into a merger agreement that would include a transaction termination fee of $43.5 million. Jefferies contacted Plains’ Chief Executive Officer to explore whether the offer was Plains’ final offer. Mr. Flores stated that there was no flexibility in Plains’ proposal. Based upon the previous market day’s closing price, the offer had an approximate value of $52.46 per share. Plains also informed Jefferies that, on April 24, 2006, it intended to announce the elimination of all of its 2007 and 2008 crude oil price collars. Plains indicated that its offer would terminate on April 23, 2006.

On April 23, 2006, the Plains board of directors met again and approved the final merger terms.

On April 23, 2006, the Stone board of directors met, together with Messrs Welch, Beer and Gates and representatives of Jefferies and Vinson & Elkins to consider Plains’ final offer, and to review Plains’ proposal in light of the other proposals that Stone had received, as well as Stone’s other strategic options. The board discussed the strategic benefits, as well as the potential risks, of the contemplated business combination as well as the pro forma outlook for the combined company. The board also reviewed the proposed merger agreement, and was advised by counsel on its fiduciary obligations to Stone and its stockholders. Jefferies delivered an oral opinion that was later confirmed in writing to the Stone board of directors to the effect that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates). After further discussion, the Stone board of directors thereafter voted to approve the merger and declared the merger agreement advisable and in the best interests of Stone and its stockholders. Stone and Plains executed the merger agreement later that day.

The merger agreement with Plains contemplated that Stone stockholders would receive 1.25 shares of common stock of Plains for each share of common stock of Stone in a tax-free transaction. Based on the closing price of Stone common stock on April 21, 2006, Plains’ offer represented a value of $52.46 per Stone share. The merger agreement provided that Stone could not solicit other offers for the acquisition of Stone, except that Stone could furnish information and enter negotiations with a party that made a bona fide unsolicited offer to acquire Stone if, among other things: (i) Stone’s board of directors determined, after consulting with its legal advisors, those actions were necessary to comply with its fiduciary duties imposed by applicable law, (ii) Stone’s board of directors determined, after consultation with their financial advisors and outside legal counsel, that the third party offer was reasonably capable of being completed and could reasonably be expected to result in a transaction that was more favorable from a financial point of view to Stone’s stockholders than the Plains transaction, and (iii) the third party offer was not subject to any financing contingency. The Plains merger agreement also included the right for the Stone board of directors to terminate the merger agreement upon five business days notice to Plains in order to accept a Target Superior Proposal (as defined in the Plains merger agreement), upon payment to Plains of a transaction termination fee of $43.5 million.

On April 24, 2006, the Plains transaction was announced before the market opened.

On May 3, 2006, Jefferies received a request from PEF I for a waiver of certain standstill provisions included in its agreement of confidentiality with Stone. The Stone board of directors thereafter convened to consider PEF I’s request and chose to agree to grant the waiver. In addition, the board instructed Jefferies and Mr. Welch to inform Plains of the receipt of the request, which was done later that day. On May 4, 2006, Jefferies transmitted to PEF I a written waiver that expired on May 8, 2006 at 5 p.m., Central time.

On May 8, 2006, Mr. Welch received a non-binding indication of interest from PEF I. A meeting of the Stone board of directors was convened on May 9, 2006 to consider the PEF I indication of interest. Representatives of Jefferies reviewed the PEF I indication with the Stone board. Representatives of Vinson & Elkins reviewed the PEF I indication of interest and the terms of the merger agreement with Plains. The Stone board concluded that the indication—which contemplated an all cash transaction of Stone common stock following an extended due diligence and negotiation period—contained terms that were not superior to the merger transaction with Plains. The Stone board also concluded that the indication presented less certainty of consummation than, and was not reasonably expected to result in a transaction superior to, the merger transaction with Plains. Accordingly, the Stone board directed Stone’s management not to pursue further discussions with PEF I. Stone thereafter sent a letter to PEF I indicating its decision not to pursue further discussions.

On May 4, 2006, Mr. Bachmann informed the EPL board of directors at a regularly scheduled meeting that the determination of the Stone board of directors to merge with Plains provided an opportunity that management desired to pursue. Mr. Bachmann noted that following the announcement of the Plains merger agreement, the value of Plains’ offer had declined to $46.18 per Stone share as of May 3, 2006. The EPL board authorized EPL to pursue the opportunity presented and authorized the retention of Evercore Partners L.L.C. as a financial advisor.

Following this authorization, members of management of EPL, along with EPL’s financial and legal advisors, analyzed and thereafter formulated the terms of a potential proposal to acquire Stone and, in connection with this proposal, had discussions with potential financing sources regarding the financing for a transaction. EPL selected Bank of America, N.A. and its affiliates to provide the financing for the transaction and to act as a financial advisor.

On May 24, 2006, at a meeting of the EPL board of directors, members of EPL management, along with representatives of EPL’s financial advisors and Cahill Gordon & Reindel LLP, EPL’s outside counsel, provided the EPL board of directors with further information regarding a proposed transaction to acquire Stone. The topics discussed with the EPL board of directors included (i) the board’s fiduciary duties, (ii) the terms of the proposal that EPL was considering making to Stone, (iii) the terms of the financing that EPL would require if it were to acquire Stone and the impact on EPL of that financing, including the impact on its credit rating, (iv) the terms on which Stone would be acquired, including the expectation that, if EPL was successful in its efforts to acquire Stone, it would be required to enter into a merger agreement that was substantially similar to the Plains merger agreement, (v) the limitations contained in the Plains merger agreement on Stone’s ability to enter into discussions regarding a takeover transaction with any person other than Plains, and the terms on which Stone could terminate the Plains merger agreement, including the provisions that any offer by EPL must be subject to no financing contingency and that Plains receive a termination fee of $43.5 million if the Plains merger agreement was terminated in circumstances involving a competing transaction to acquire Stone, and (vi) the preliminary views of EPL’s financial advisors as to the financial impact on EPL of the proposed transaction and the proposed price to be paid for Stone. At that meeting, representatives of Bank of America expressed the willingness of their institution to commit to provide the necessary financing for the proposed transaction. The EPL board of directors, with Mr. Hiltz, a Senior Managing Director of Evercore Partners, abstaining, authorized EPL’s management to make an offer to acquire Stone on the terms described at the meeting, Bank of America delivered a commitment letter to provide the necessary financing for the proposed transaction.

On May 25, 2006, EPL delivered an offer to Stone proposing to acquire Stone for $52.00 per Stone share, comprised of a combination of $26.00 in cash and a variable number of shares of EPL common stock having a value of $26.00 per Stone share based on the average closing price of EPL stock over the 20 trading days preceding the closing of the merger, subject to a specified maximum amount of cash and number of shares to be issued. Each Stone stockholder would be permitted to elect to receive the consideration in cash or EPL common stock, subject to the foregoing limitations, and holders electing EPL common stock would receive their shares in a tax-free transaction. EPL’s offer represented a premium of approximately 26% over the value proposed to be paid for Stone shares under the Plains merger agreement, based on the closing price of Plains common stock on May 24, 2006. EPL issued a public statement announcing its offer on the same day. Stone made a public statement that same day acknowledging receipt of the offer and stating that the Stone board of directors would consider the offer. In accordance with the terms of the Plains merger agreement, Stone promptly forwarded copies of the materials it had received from EPL to Plains.

On May 25, 2006, at a meeting of the Stone board of directors, the Stone board made the requisite determination under the Plains merger agreement to provide information to EPL and enter into discussions with it regarding its offer. Stone notified Plains of this determination. On May 26, 2006, Stone issued a public statement to this effect, noting that the Stone board of directors was not making any recommendation at that time with respect to EPL’s offer.

On May 26, 2006, Stone and EPL executed mutual confidentiality agreements. Messrs. Bachmann and Welch met that day and Mr. Welch provided a general due diligence overview. Mr. Welch informed Mr. Bachmann of Stone’s exercise of a preferential right to acquire properties in the Gulf of Mexico known as Amberjack for approximately $200 million and its recent exploration results in China. Mr. Welch also raised the issue of representation of Stone directors on EPL’s board, and of Stone’s desire to adopt a retention program for its employees. Messrs. Bachmann and Welch agreed to schedule due diligence meetings at Stone’s and then EPL’s headquarters commencing May 30, 2006.

Between May 30, 2006 and June 14, 2006, EPL and Stone each conducted a due diligence investigation of the other. During this time, EPL’s legal advisors sent a draft of a proposed merger agreement to Stone’s legal advisors, which contained terms substantially similar to the terms of the Plains merger agreement except for the pricing and other terms addressed in EPL’s offer. The respective legal advisors negotiated the terms of the proposed merger agreement during this period. In accordance with the terms of the Plains merger agreement, Stone provided information about the status and details of the EPL offer to Plains during this period, including a copy of EPL’s proposed form of merger agreement, as well as copies of information that were provided by Stone to EPL and its representatives during this period that had not previously been provided to Plains or its representatives. The respective legal advisors negotiated the terms of the proposed merger agreement during this period.

On May 31, 2006, Mr. Welch met with Mr. Bachmann to discuss a number of issues relating to EPL’s offer, including requests: (i) that EPL pay to Plains the required termination fee of $43.5 million with respect to the

Plains merger agreement if in fact the parties entered into a merger agreement, (ii) for proportional representation on EPL’s board of directors, (iii) for an agreement by EPL to not seek other offers, and to pay Stone a termination fee if a merger agreement were terminated in specified circumstances, in each case in a manner similar to the obligations of Stone contained in the Plains merger agreement, and (iv) regarding various employee retention and severance issues. Mr. Bachmann agreed to discuss these requests with his advisors.

On June 1, 2006, Messrs. Welch and Beer, and Stone’s financial and legal advisors met with Mr. Bachmann, Mr. John H. Peper, EPL’s Executive Vice President and General Counsel, and EPL’s financial advisors to discuss these issues further. EPL’s legal advisors participated by telephone. EPL agreed to advance the Plains merger agreement termination fee on behalf of Stone, subject to reimbursement of the fee in specified circumstances to be agreed upon. The parties agreed that EPL would not be entitled to reimbursement if Stone materially breached its obligations under a merger agreement with EPL as a result of the occurrence of a material adverse change.

On June 5, 2006, Stone’s board of directors met to review the due diligence effort and to receive an updated presentation from Jefferies.

On June 7, 2006, Messrs. Welch and Beer and Stone’s financial and legal advisors met with Messrs. Bachmann and Peper, a representative of Evercore Partners and EPL’s legal advisors to discuss the open issues further. The parties discussed further the circumstances in which EPL would be entitled to reimbursement of all or part of the Plains termination fee it would advance on behalf of Stone. The parties agreed, subject to resolution of other issues, that (i) EPL would recommend to its board that three Stone directors, Messrs. James Stone and Richard Pattarozzi, and Ms. Kay Priestly, be elected to the board upon consummation of the merger, and that EPL would provide suitable office space for Mr. Stone in EPL’s headquarters building in lieu of Mr. Stone’s current arrangements, (ii) Stone would be subject to restrictions on its ability to solicit alternative transaction proposals substantially similar to those contained in the Plains merger agreement, and the breakup fee payable to EPL would be 3.5% of Stone’s market capitalization at the time of execution of a merger agreement with EPL, (iii) EPL would pay Stone a merger termination fee in limited circumstances based on its proportionate equity market capitalization at the time of execution of a merger agreement with Stone, but would not have any restriction on its ability to explore other possible acquisitions or combinations, and (iv) the parties would mutually agree to a retention plan more favorable than that contemplated by the Plains transaction. In response to an EPL request, Mr. Welch subsequently confirmed that the Stone board confirmed the importance of the tax-free nature of the stock component of EPL’s offer.

On June 9, 2006, Stone’s management, EPL management, and their respective advisors held a conference call to review the due diligence results. Later that day, Stone’s board of directors met to discuss the findings and to further review the EPL proposal. The board instructed Jefferies to contact Plains to try to ascertain its interest in modifying its original proposal. On June 12, 2006, Stone’s board of directors met again with its financial and legal advisors and had further discussions on the EPL proposal. Jefferies reported that Plains indicated it had no desire to modify its proposal at this time.

On June 13, 2006, Mr. Bachmann informed Mr. Welch that EPL had scheduled a board meeting for June 14, 2006 and that the board would consider approving a merger agreement based on EPL’s original offer of $52.00 per share. Following that conversation, EPL determined that the Stone share data used in calculating the per share cash and stock amounts to be offered did not include 361,000 restricted shares that would vest upon consummation of the merger. Following a number of conversations between EPL’s and Stone’s financial advisors, as well as the legal advisors for EPL, Stone and Jefferies, EPL’s financial advisors informed Stone’s financial advisors that, as a result of the share count difference as well as the increased debt to be incurred by Stone as a result of the Amberjack acquisition, EPL could not provide assurance that its offer would remain at $52.00 per share.

On June 14, 2006, at a meeting of the EPL board of directors, members of EPL management and its financial and legal advisors reviewed with the EPL board of directors the results of EPL’s due diligence review of Stone, including the impact on Stone of its previously announced reserve writedown and related SEC inquiry and litigation, and Stone’s proposed Amberjack acquisition and the financing for it. In addition, members of management of EPL reviewed with the EPL board of directors the financial overview of the proposed transaction and the effect it would have on EPL from financial and business viewpoints. Following discussion of these matters, management of EPL presented the EPL board of directors with the proposed terms of a definitive offer to acquire Stone for consideration equal to, at the election of the Stone stockholder: (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio would not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock would be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. Assuming that Stone stockholders receive a combination of half-cash and half-stock, the value of the total consideration was $47.81 per share, based upon EPL’s closing stock price on June 13, 2006. Each of Evercore Partners and Banc of America Securities reviewed with the EPL board its financial analysis of the consideration proposed to be paid by EPL in the merger, and each delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of June 14, 2006, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by EPL in the merger was fair from a financial point of view to EPL. EPL’s legal advisors reviewed the principal terms of the proposed merger agreement, including (i) the conditions to closing the proposed transaction, including the absence of a financing condition, (ii) the fact that EPL would be obligated to advance to Stone the $43.5 million termination fee that would be payable to Plains if Stone did enter into the proposed merger agreement with EPL and that the fee would be reimbursed in whole or in part in limited circumstances, (iii) the fact that EPL would be required to pay a termination fee of $26.5 million to Stone in certain circumstances, and (iv) that, upon consummation of the merger, the EPL board of directors would be increased by three, and Messrs. James Stone and Richard Pattarozzi and Ms. Kay Priestly would join the board. EPL’s legal advisors also described that, in order to terminate the Stone merger agreement, the Stone board of directors would be required to make a determination that EPL’s definitive offer was a Target Superior Proposal, as defined in the Plains merger agreement, and provide five business days’ written notice to Plains, during which time Plains would have the ability to amend its offer. The EPL board of directors was also advised that the directors of Stone, holding approximately 7.3% of Stone’s common stock, were expected, in the event that Stone and EPL entered into the EPL merger agreement to agree to vote their Stone shares in favor of the proposed transaction. Following extended discussion, the EPL board of directors, with Mr. Hiltz abstaining, authorized the delivery of the definitive offer to Stone.

In connection with its definitive offer to acquire Stone, EPL received a revised commitment letter from Bank of America that included refinancing the indebtedness to be incurred by Stone in the proposed Amberjack acquisition and in which it committed to provide, in the aggregate, financing of up to $2.03 billion.

Shortly thereafter, Evercore contacted Stone’s financial advisor and described the terms of EPL’s definitive offer. Evercore indicated that the offer was conditioned upon the Stone board’s determining the offer to be a Target Superior Proposal (as defined in the Plains merger agreement) prior to 8 p.m., New York City time, on June 15, 2006 and the subsequent delivery of the fully-executed merger agreement to EPL no later than 5 p.m., New York City time, on June 23, 2006.

On June 15, 2006, Stone’s financial advisor contacted EPL’s financial advisors and indicated that EPL would need to increase its price in order to assure acceptance by Stone’s board of directors. After consultation with EPL’s management, EPL’s financial advisors indicated that EPL was not prepared to increase its offer. Stone’s financial advisor also requested through EPL’s financial advisors additional time for the Stone board to determine whether the EPL offer was a Target Superior Proposal.

On June 15, 2006, Stone’s board of directors convened to discuss the draft merger agreement Stone had received from EPL. There were presentations from both financial and legal advisors. During the discussion, Jefferies indicated that, if requested, it would be prepared to render its opinion that the EPL offer was fair, from a financial point of view, to the holders of Stone common stock other than EPL and its affiliates. In addition, Jefferies orally expressed its view that the EPL offer was more favorable than the Plains transaction, from a financial point of view, to the holders of Stone common stock other than EPL and its affiliates. Jefferies based this view regarding relative favorability on the same factors described below in connection with the June 17, 2006 meeting of the Stone board of directors, as well as the relative closing prices of Stone, EPL and Plains common stock on June 14, 2006. The board decided it needed more time to review and consider the EPL proposal and another meeting was scheduled for June 17, 2006.

On June 15, 2006, EPL signed the merger agreement containing the terms described above and delivered the signed agreement to Stone. Stone’s financial advisor made a request through EPL’s financial advisors that EPL extend the deadline by which the Stone board was required to determine whether the EPL offer was a Target Superior Proposal. On June 15, 2006, EPL extended the expiration date of its offer until 9 p.m., New York City time, on June 18, 2006.

On June 16, 2006, EPL issued a public statement announcing the delivery of the executed merger agreement. Stone issued a public statement on June 16, 2006 confirming receipt of the merger agreement from EPL. Stone’s public statement also disclosed the June 18, 2006 deadline by which the Stone board was required to determine whether the EPL offer was a Target Superior Proposal.

On June 17, 2006, Stone’s board of directors reconvened. Stone’s management and Stone’s financial and legal advisors again made presentations to Stone’s board of directors. Representatives of Stone’s outside legal counsel reviewed certain fiduciary duty and process issues relating to the board’s consideration of the EPL merger proposal and the possible termination of the Plains merger agreement. Representatives of Vinson & Elkins also reviewed the terms of the EPL merger agreement. Jefferies orally delivered its opinion, subsequently confirmed in writing, that the EPL offer was fair, from a financial point of view, to the holders of Stone common stock other than EPL and its affiliates. In addition, Jefferies orally expressed the view that the EPL offer was more favorable than the Plains transaction, from a financial point of view, to the holders of Stone common stock other than EPL and its affiliates. Jefferies based this view regarding relative favorability on the factors that it considered in rendering its fairness opinion, as well as the amount and form of consideration contemplated by each of the Plains transaction and the EPL offer and the relative closing prices of Stone, EPL and Plains common stock on June 16, 2006. Based on the closing price of EPL common stock on June 16, 2006, the EPL consideration was a blended average of $49.17 per share of Stone common stock. After discussion and deliberation, Stone’s board of directors determined that the EPL merger proposal was a Target Superior Proposal and directed management and its financial and legal advisors to give the appropriate notice to Plains. The Stone board also agreed to meet again after the five business days provided for Plains to submit an offer that was at least as favorable from a financial point of view to the Stone stockholders as the EPL proposal or sooner if Plains indicated it would not attempt to negotiate such an offer.

On June 18, 2006, pursuant to the terms of the Plains merger agreement, Stone gave notice to Plains of the definitive terms of the proposed EPL merger agreement, that the Stone board of directors determined the offer from EPL to be a Target Superior Proposal, and that the Stone board of directors was prepared to terminate the Plains merger agreement and enter into the proposed EPL merger. The notice provided that Stone intended to terminate the Plains merger agreement and enter into the EPL merger agreement absent agreement within five business days on a revised Plains merger agreement that, in the opinion of the Stone board, would result in a transaction at least as favorable to Stone’s stockholders as the EPL merger agreement. In the event of such a termination by Stone, Plains would be entitled to a $43.5 million termination fee from Stone, which EPL had agreed to furnish to Plains, subject to possible reimbursement by Stone, in whole or in part, under certain circumstances.

Between June 16, 2006 and June 22, 2006, EPL and Stone finalized the terms of the employee retention program and updated information contained in the merger agreement and Stone’s disclosure letter.

On June 21, 2006, a representative of Plains informed Stone that Plains would not increase its offer.

On June 22, 2006, Stone’s board of directors met to confirm that the EPL merger proposal was a Target Superior Proposal and to approve the termination of the Plains merger agreement and the execution and delivery of the EPL merger agreement. At the meeting, Jefferies orally confirmed its prior opinion that the EPL offer was fair, from a financial point of view, to the holders of Stone common stock other than EPL and its affiliates. Jefferies also confirmed its previously expressed view that the EPL offer was more favorable than the Plains transaction, from a financial point of view, to the holders of Stone common stock other than EPL and its affiliates. Jefferies based its oral confirmation of its fairness opinion and its view regarding relative favorability on factors comparable to those described above for the June 17th meeting of the Stone board of directors. After discussion and deliberation, Stone’s board of directors confirmed its determination that the EPL merger proposal was a Target Superior Proposal, confirmed its determination to terminate the Plains merger agreement in order to accept the EPL merger proposal, approved the EPL merger agreement and the transactions contemplated thereby, declared the EPL merger agreement to be advisable, determined that the EPL merger agreement and the transactions contemplated by it fair to and in the best interests of Stone and its stockholders, and authorized and directed Stone’s officers to terminate the Plains merger agreement and to execute and deliver the EPL merger agreement.

On June 22, 2006, EPL paid the $43.5 million termination fee to Plains on behalf of Stone, Stone terminated the Plains merger agreement, and Stone and EPL executed the merger agreement described herein.

On June 23, 2006, EPL and Stone issued a joint press release announcing the execution of the definitive merger agreement.

Reasons for the Merger—Stone

The Stone board of directors has determined that the merger is fair to and in the best interests of Stone and its stockholders, and that the merger agreement is advisable. The board of directors unanimously approved the merger and the merger agreement and recommends the approval and the adoption of the merger and the merger agreement by the Stone stockholders.

In reaching its decision to approve the merger, the Stone board of directors considered a number of factors, including the following:

•	in its opinion letter, dated June 17, 2006, to the Stone board of directors, Jefferies & Company, Inc. opined that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in the opinion, the consideration contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than EPL and its affiliates);

•	the merger consideration represented a premium of approximately 18% to the closing trading price of Stone’s common stock on May 24, 2006, the day prior to EPL’s unsolicited offer to acquire Stone and a premium of approximately 4% to the closing trading price of Stone’s common stock on June 22, 2006, the day of the execution of the merger agreement;

•	the merger will permit the combined company to more effectively compete with other exploration and production companies, many of which have recently grown through mergers or acquisitions;

•	the combined company will have increased technical expertise, seismic data, and undeveloped acreage;

•	the combined company will have the size and scope to materially participate in the deepwater Gulf of Mexico and other potential areas for growth where Stone believes that significant additional reserves are yet to be discovered;

•	the merger is structured as a tax free transaction for stockholders to the extent they receive the merger consideration in EPL stock;

•	the terms of the merger agreement permit Stone to terminate the merger agreement at any time before the meeting to accept a superior proposal, subject to its obligation to comply with procedural requirements of the merger agreement and to pay a termination fee; and

•	EPL has advanced to Plains on behalf of Stone the $43.5 million termination fee that Stone was required to pay to Plains upon termination of Stone’s merger agreement with Plains.

The Stone board of directors also identified and considered risks and potential disadvantages associated with the merger and/or the merger agreement, including the following:

•	the risk that EPL will be highly leveraged and its high level of debt may limit its financial and operating flexibility;

•	the risk that there may be difficulties in combining the business of EPL and Stone;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the risk that current high commodity prices could fall, thereby reducing the profitability of the combined company;

•	the risk that the merger might not be completed;

•	the fact that, under the merger agreement, Stone could be required to pay EPL a termination fee and/or reimburse EPL for certain expenses in certain circumstances; and

•	certain of the other matters described under “Risk Factors” beginning on page 17.

In the judgment of the Stone board of directors, the potential benefits of the merger outweigh the risks and the potential disadvantages. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Stone board of directors did not quantify or assign relative weights to the factors considered in reaching its conclusion. Rather, the Stone board of directors views its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual Stone directors may have given different weights to different factors.

Reasons for the Merger—EPL

At its June 14, 2006 meeting the members of the EPL board approved and adopted the merger agreement and the transactions contemplated by it, and recommended that the EPL stockholders approve the issuance of EPL common stock to Stone stockholders as a result of the merger. The EPL board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, EPL and the EPL stockholders. Therefore, the EPL board recommends that EPL’s stockholders vote to approve the share issuance.

In reaching its recommendation, the EPL board of directors consulted with EPL’s management, as well as its financial and legal advisors, and considered the following material factors:

•	The combination of EPL and Stone will create a premier offshore exploration and production company with a highly attractive portfolio of assets in the Gulf of Mexico. Of the approximately 108 MMBoe of proved reserves owned by Stone as of year end 2005 (inclusive of the additional interest recently acquired in Mississippi Canyon Blocks 109 and 108) that will be added to EPL’s asset portfolio, approximately 72% are located in the Gulf of Mexico. The combined company will have a balanced natural gas/oil production ratio (65% natural gas / 35% oil) with a broad portfolio of low, medium and high potential projects across EPL’s eastern, central and western Gulf of Mexico operational areas. The merger will also combine Stone’s 3-D seismic portfolio and acreage position in the Gulf of Mexico with that of EPL, providing the combined company with a significant informational advantage in the selection of future drilling and development opportunities, including those in the significantly larger acreage position of the combined company. The combined company’s increased scope, scale and 3-D seismic portfolio will significantly improve EPL’s competitive position in the Gulf of Mexico and accelerate growth and diversification.

•	The addition of Stone’s assets and operations will enhance EPL’s ability to compete and will provide EPL with a low-cost entry into the Rocky Mountain region. The merger will expand EPL’s presence in the Gulf of Mexico and diversify its reserve and geographic mix into the Rocky Mountain region, including the Williston Basin. After the merger, EPL will be better positioned to compete on the Gulf of Mexico Shelf and in the Gulf of Mexico deepwater, the onshore Gulf Coast, the Rocky Mountains and the Williston Basin. EPL expects that the merger will allow the combined company to take advantage of synergies resulting in significant cost savings. EPL expects to reduce costs in the combined operations by approximately $55 million per year by eliminating duplicative administrative, transportation and other operational expenses.

•	Stone’s experienced operating, technical, financial and administrative staff will augment EPL’s already strong employee base. Given the difficulty in finding new employees with experience in the oil and natural gas industry in the current labor market, the merger and the integration of Stone’s highly competent team provides a unique opportunity for EPL to expand into new basins without the startup labor costs that would typically accompany geographic expansion and to exploit a substantially larger asset base.

•	EPL believes the combined company can continue to grow its reserves and production through the exploration, development and exploitation of its existing inventory of projects in its combined asset base. The combined company will focus on the exploration, development and exploitation of its onshore, Shelf and deepwater Gulf of Mexico and Rocky Mountain properties.

•	The merger is expected to increase EPL’s cash flow. In addition to funding exploration, development and exploitation opportunities, EPL expects to be able to allocate the increased cash flow to debt reduction and larger-scale opportunities.

•	The expected acquisition of Stone’s proved reserves for a price per Boe that compared favorably to prices paid in recent Gulf of Mexico acquisitions and was less than EPL’s average finding and development costs for the three years ending December 31, 2005.

•	Each of Evercore Group L.L.C. and Banc of America Securities LLC delivered an oral opinion to the EPL board of directors, subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the merger consideration was fair, from a financial point of view, to EPL.

In reaching its decision to recommend the stock issuance to its stockholders, the EPL board also considered a number of additional factors, including:

•	its discussions with EPL’s management concerning the results of EPL’s investigation of Stone, including with respect to the SEC’s investigation into Stone’s restatement of its reserves and financial statements, the impact of litigation arising out of those restatements and other litigation matters, hurricane related matters, and the mechanisms by which EPL’s and Stone’s debt would be addressed in and after the merger;

•	the strategic, operational and financial opportunities available to EPL in the normal course of its business compared to those that might be available following the merger; and

•	the commitment letter received from Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC, pursuant to which such entities have committed to provide the financing necessary to complete the merger and the related transactions.

The EPL board also considered certain risks and potential disadvantages associated with the merger, including:

•	EPL is incurring a significant amount of debt to consummate the merger and related refinancing of existing Stone debt. EPL’s annual interest expense will increase sharply as a result of the transactions, with the result being increased vulnerability to economic and industry conditions.

•	EPL’s obligation to complete the merger is not contingent on its ability to receive financing under its proposed new credit facility, the bridge loan or the senior notes.

•	EPL expects to incur approximately $40.0 million in merger-related costs, which will reduce the amount of capital available to fund its operations.

•	The operations of the two companies may not be successfully integrated.

•	Expected cost savings may not be realized to the degree anticipated.

•	EPL has advanced to Plains, on behalf of Stone, the $43.5 million termination fee that Stone was required to pay to Plains upon termination of Stone’s merger agreement with Plains. This termination fee is subject to reimbursement by Stone in limited circumstances if the merger does not close.

Having considered these factors and the risks discussed under “Risk Factors” beginning on page 17, the potential benefits of the merger outweigh these considerations in the judgment of the EPL board. The foregoing discussion of the information and factors that were given weight by the EPL board is not intended to be exhaustive, but it is believed to include all material factors considered by the EPL board.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the EPL board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to recommend that EPL stockholders vote FOR the issuance of EPL common stock in connection with the merger and FOR the EPL charter amendment proposal. In addition, individual members of the EPL board of directors may have given differing weights to different factors. The EPL board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, EPL’s management and outside legal and financial advisors.

Stone’s Financial Advisor

Jefferies & Company, Inc., through its Randall & Dewey division, has acted as Stone’s exclusive financial advisor in connection with the merger. Jefferies has rendered its written opinion, dated June 17, 2006, and orally confirmed such opinion on June 22, 2006, to the board of directors of Stone to the effect that, as of those dates and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Stone common stock (other than EPL and its affiliates).

The full text of Jefferies’ written opinion to Stone’s board of directors, which sets forth the procedures followed, the assumptions made, qualifications and limitations on the review undertaken and other matters, is attached to this proxy statement/prospectus as Annex C. The summary of Jefferies’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is incorporated by reference into this proxy statement/prospectus. Holders of Stone common stock are encouraged to read the opinion in its entirety.

The opinion of Jefferies does not constitute a recommendation as to how any stockholder should vote on the merger or any matter relevant to the merger agreement.

General

Jefferies was selected by Stone’s board of directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the evaluation of capital structures, valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In the ordinary course of business, Jefferies and its affiliates may publish research reports regarding the securities of Stone and EPL and their respective affiliates and may trade or hold such securities of Stone and EPL for their own account and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities. In the past, Jefferies and its affiliates have provided investment banking services to Stone unrelated to the merger for which they have received compensation, and Jefferies or its affiliates may, in the future, provide investment banking and financial advisory services to EPL for which they would expect to receive compensation.

Pursuant to an engagement letter between Stone and Jefferies dated April 6, 2006, as amended, Jefferies was retained to act as financial advisor to Stone in connection with a possible strategic transaction. Jefferies assisted Stone in soliciting expressions of interest in Stone from parties potentially interested in a transaction with Stone. In consideration for these financial advisory services, Jefferies will receive a fee based on a percentage of the transaction value, which is contingent upon the completion of a transaction such as the merger. The engagement letter provides that Jefferies would render a written opinion to the board of directors of Stone regarding the fairness, from a financial point of view, of the consideration contemplated by a transaction such as the merger to the holders of Stone common stock (other than the acquiring company and its affiliates). On April 23, 2006, Jefferies rendered its written opinion to the board of directors of Stone that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the proposed merger of Stone and Plains was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates). Jefferies received a separate fee for rendering its written opinion for the proposed transaction with Plains. This fee was not contingent upon the completion of the proposed merger with Plains or any other transaction.

In accordance with the terms of the engagement letter, Jefferies provided Stone with advisory services during discussions with EPL. On June 17, 2006, Jefferies rendered its written opinion to the board of directors of Stone that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the merger consideration contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than EPL and its affiliates). Jefferies orally confirmed its opinion to the board of directors of Stone on June 22, 2006. Jefferies received a separate fee for rendering this written opinion, which was not contingent upon the completion of the merger. Upon the completion of the merger, this fee, as well as the fee received in connection with the proposed Plains transaction, will be credited towards the transaction fee payable pursuant to the engagement letter. In addition, Stone has agreed to indemnify Jefferies for certain liabilities arising out of the engagements described above.

The opinion of Jefferies was one of many factors taken into consideration by Stone’s board of directors in making its determination to approve the merger and should not be considered determinative of the views of Stone’s board of directors or management with respect to the merger or the merger consideration.

Jefferies did not establish the form or amount of the merger consideration. The merger consideration was determined pursuant to negotiations between Stone and EPL and was approved by the board of directors of Stone.

Procedures Followed

In connection with rendering its opinion, Jefferies has, among other things:

•	reviewed a counterpart of the merger agreement dated June 15, 2006 that had been executed by EPL and EPL Acquisition Corp. LLC and delivered to Stone, participated in a limited manner in certain negotiations concerning the merger among representatives of Stone and EPL and discussed with the officers of Stone the status of other negotiations with EPL;

•	reviewed certain financial and other information about Stone and EPL that was publicly available and that Jefferies deemed relevant;

•	reviewed certain internal financial and operating information, including financial projections relating to Stone that were provided to Jefferies by Stone, taking into account (a) the growth prospects of Stone, (b) Stone’s historical and current fiscal year financial performance and track record of meeting its forecasts, and (c) Stone’s forecasts going forward and its ability to meet them;

•	reviewed the corporate budget of EPL;

•	met with Stone’s and EPL’s managements regarding the business prospects, financial outlook and operating plans of Stone and EPL, respectively, and held discussions concerning the impact on Stone and EPL and their prospects of the economy and the conditions in the oil and natural gas industry;

•	reviewed the respective market prices and valuation multiples for the common stock of Stone and EPL;

•	considered the risks associated with debt financing for the cash consideration;

•	compared the valuation in the public market of companies Jefferies deemed similar to that of Stone and EPL, respectively, in market, industry sector, and size;

•	reviewed public information concerning the financial terms of certain recent transactions that Jefferies deemed comparable to the merger;

•	performed a discounted cash flow analysis to analyze the present value of the projected future cash flow streams of Stone and EPL;

•	reviewed certain proved oil and gas reserve data furnished to Jefferies by Stone and EPL, including the 2005 year-end reserve reports for Stone and EPL, respectively, prepared by independent reserve engineers as well as internal projected reserve information of Stone and EPL furnished to Jefferies by Stone and EPL, respectively; and

•	reviewed the commitment letter dated June 14, 2006 from Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. and participated in discussions with EPL’s management and financial advisors regarding the terms of such financing commitment.

In addition, Jefferies conducted such other studies, analyses and investigations and considered such other financial, economic and market factors and criteria as it considered appropriate in arriving at its opinion. Jefferies’ analyses must be considered as a whole. Considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the opinion delivered by Jefferies.

Assumptions Made and Qualifications and Limitations on Review Undertaken

In rendering its opinion, Jefferies assumed and relied upon the accuracy and completeness of all of the financial information, forecasts and other information provided to or otherwise made available to Jefferies by Stone or EPL or that was publicly available to Jefferies (including EPL’s confirmation that the operating and financial assumptions used by Jefferies to compile EPL’s 2007 and 2008 projections were reasonable, as described below). Jefferies did not attempt (or assume any responsibility) to independently verify any of such information. The opinion of Jefferies is expressly conditioned upon such information, whether written or oral, being complete, accurate and fair in all respects. With respect to the oil and gas reserve reports, hydrocarbon production forecasts and financial projections provided to and examined by Jefferies or discussed with Jefferies by Stone and EPL, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was advised by each of Stone and EPL (and has assumed) that the oil and gas reserve reports, hydrocarbon production forecasts and financial projections provided to and examined by Jefferies or discussed with Jefferies by Stone and EPL were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stone or EPL as to the expected future financial performance of Stone or EPL, and their respective petroleum engineers, as to their respective oil and gas reserves, related future revenues and associated costs. EPL did not provide Jefferies with projected financial statements for 2007 and 2008. With respect to projections for EPL for 2007 and 2008, Jefferies relied on the accuracy of EPL’s 2006 projections prepared by EPL’s management and EPL’s reserve reports to compile EPL projections for 2007 and 2008 based on comparable operating and financial assumptions derived from the 2006 projections. Jefferies discussed the assumptions with EPL’s management, and EPL’s management confirmed that the assumptions were reasonable. Jefferies expressed no opinion as to Stone’s or EPL’s oil and natural gas reserves, related future revenue, financial projections or the assumptions upon which they are based. In addition, in rendering its opinion, Jefferies assumed that Stone and EPL will perform in accordance with such financial projections for all periods specified therein. Jefferies noted that although these projections did not form the principal basis for its opinion, but rather constituted one of many items that it employed, changes to such projections could affect the opinion rendered.

Jefferies’ opinion also expressly assumed that there were no material changes in Stone’s assets, financial condition, results of operations, business or prospects since the most recent financial statements made available to them. In addition, Jefferies’ opinion noted that it:

•	did not conduct a physical inspection of the properties and facilities of Stone or EPL, nor was it furnished any reports of physical inspections;

•	did not make or obtain, nor was it furnished, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Stone or EPL (other than the reserve reports referred to in the opinion);

•	did not assume any responsibility to obtain any such evaluations, appraisals or inspections for Stone or EPL; and

•	did not evaluate the solvency or fair value of Stone or EPL under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Jefferies assumed that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, and all other applicable federal and state statutes, rules and regulations and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Jefferies further assumed, with permission of Stone, that:

•	the final form of the merger agreement would be substantially similar to the last draft it reviewed, dated June 15, 2006;

•	the merger will be consummated in accordance with the terms described in the merger agreement, without any amendments thereto, and without waiver by Stone of any of the conditions to EPL’s obligations;

•	there was not as of the date of the opinion, and there will not as a result of the consummation of the transactions contemplated by the merger agreement be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which Stone or EPL or any of their respective subsidiaries or affiliates is a party;

•	in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger; and

•	all material assets and liabilities (contingent or otherwise, known or unknown) of Stone and EPL are as set forth in its consolidated financial statements provided to Jefferies by Stone and EPL.

Summary of Financial and Other Analyses

The following is a summary of the material financial and other analyses presented by Jefferies to Stone’s board of directors in connection with Jefferies’ written fairness opinion dated June 17, 2006, which Jefferies confirmed orally to Stone’s board of directors on June 22, 2006. The financial and other analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the financial and other analyses, including the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Jefferies’ analyses.

Overview of Stone Valuation Analysis

Jefferies analyzed the relative value of Stone in accordance with the following methodologies, each of which is described in more detail below:

•	Discounted Cash Flow Analysis;

•	Discounted Equity Value Analysis;

•	Comparable Company Analysis; and

•	Precedent Transaction Analysis.

These methodologies were used to determine an implied price range per share of Stone common stock, which was then compared to the historical price range of Stone common stock. The following table summarizes the results of the analyses and should be read together with the more detailed descriptions set forth below:

Methodology	Implied Price Range (per share)
Discounted Cash Flow Analysis	$36.53 to $55.72
Discounted Equity Value Analysis	$49.47 to $57.66
Comparable Company Analysis	$40.00 to $55.85
Precedent Transactions Analysis	$39.38 to $56.22
52-Week Range of Stone Common Stock	$38.55 to $62.09
3-Year Range of Stone Common Stock	$35.00 to $62.09

Based upon the NYSE closing price of EPL common stock on June 16, 2006 of $18.75 per share, the implied value of the cash and stock consideration as of the date of the June 17, 2006 Stone board meeting was a blended average of $49.17 per share. The NYSE closing price of Stone common stock was $46.75 per share on June 16, 2006.

Discounted Cash Flow Analysis

Jefferies calculated the present value of Stone’s projected cash flows using oil and natural gas reserves, including estimates of non-proved reserves provided by Stone’s management. For the purposes of the discounted cash flow analysis, Jefferies used a price deck based on the New York Mercantile Exchange, or NYMEX, forward pricing curve on June 13, 2006 for proved developed producing reserves and a flat price of $64.00 per barrel of oil and $8.00 per thousand cubic feet of natural gas for proved undeveloped reserves and proved developed non-producing reserves. Jefferies assumed various discount rates and investment factors in connection with the discounted cash flow analysis. The discounted cash flow analysis resulted in an implied price range of $36.53 to $55.72 per share of Stone common stock.

Discounted Equity Value Analysis

Jefferies calculated the present value of Stone’s hypothetical future stock price at December 31, 2008 using certain projections provided by Stone’s management and an exit multiple range from 3.0x to 3.5x earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). Jefferies performed the discounted equity analysis using management’s projections at the flat pricing of $64.00 per barrel of oil and $8.00 per thousand cubic feet of natural gas. The discounted equity value analysis, based on these pricing assumptions, resulted in an implied price range of $49.47 to $57.66 per share of Stone common stock.

Comparable Company Analysis

Using publicly available financial and operating data for selected public companies in the oil and natural gas exploration and production industry, Jefferies calculated trading multiples of the selected public companies at their current stock price and applied those multiples to the following historical and projected Stone financial data:

•	estimated 2007 EBITDA based on mean First Call estimate;

•	proved oil and natural gas reserves (in billion cubic feet equivalents, or Bcfe); and

•	daily oil and natural gas production (in million cubic feet equivalents per day, or Mmcfe per day, and provided by Stone’s management).

For the purposes of calculating cubic feet equivalents in the various analyses that Jefferies performed in connection with its fairness opinion, six thousand cubic feet of natural gas are deemed equivalent to one barrel of oil (based on the relative energy content of natural gas and oil). Enterprise values in this analysis were calculated using the closing price of the common stock of Stone and the selected companies as of June 16, 2006.

The selected public companies used by Jefferies in the comparable company analysis were:

•	Bois d’Arc Energy Inc.;

•	Callon Petroleum Company;

•	Newfield Exploration Company;

•	W&T Offshore, Inc.; and

•	Mariner Energy, Inc.

In determining the implied price range per share for this analysis, each of the EBITDA multiples was weighted 50%, the proved oil and natural gas reserves multiple was weighted 25% and the daily oil and natural gas production multiple was weighted 25%. Based on this analysis, Jefferies calculated Stone’s implied valuation per share to be $40.00 to $55.85.

No company utilized for comparison in the comparable company analysis is identical to Stone. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Stone’s control. Mathematical analysis, such as determining the weighted average or the median, is not in itself a meaningful method of using comparable company data.

Precedent Transaction Analysis

Using publicly available financial and operating data and other information for selected precedent transactions in the oil and gas exploration and production industry, with a focus on transactions involving companies with significant operations in the Gulf of Mexico, Jefferies calculated multiples of transaction value to:

•	daily oil and natural gas production (in Mmcfe per day); and

•	proved oil and natural gas reserves (in Mcfe).

For the purposes of the precedent transaction analysis, Jefferies used the following selected precedent transactions that were announced or closed from 2005 to 2006 and involving companies with significant continental shelf operations in the Gulf of Mexico:

Purchaser	Seller
Coldren Resources, LP	Noble Energy, Inc.
Plains Exploration & Production Company	Stone Energy
Mitsui & Co., Ltd. / Mitsui & Co. (U.S.A.), Inc. / Mitsui Oil Exploration Co., Ltd.	Pogo Producing Company
Apache Corporation	BP
Merit Energy Corporation	The Houston Exploration Company
Nippon Oil Corporation / Norsk Hydro ASA / Merit Energy Company	The Houston Exploration Company
Helix Energy Solutions Group, Inc.	Remington Oil and Gas Corporation
W&T Offshore, Inc.	Kerr-McGee Corporation
Mariner Energy, Inc.	Forest Oil Corporation
Woodside Energy, Ltd.	Gryphon Exploration Company
ERT / Cal Dive Int.	Murphy Exploration and Production Co.
Nippon Oil Corporation	Devon Energy Corporation
Sumitomo Corporation	NCX Company, Inc. / Summit

For the purpose of the precedent transaction analysis, Jefferies also used the following selected precedent transactions occurring in 2005 and 2006 and involving companies with significant operations (at least 5 million barrels equivalent of proved reserves) in the Rocky Mountain region:

Purchaser	Seller
Citation Oil & Gas Corp.	Meritage Energy Partners, LLC
Western Gas Resources	Undisclosed—US
Noble Energy, Inc.	United States Exploration, Inc.
Texas American Resources Company	Bonanza Creek Oil Company, LLC
Hilcorp Energy	Kerr-McGee Corp.
Encore Acquisition Company	Crusader Energy Corp.
El Paso Corporation	Medicine Bow Energy Corporation
Enerplus Resources Fund	Lyco Energy Corporation
Los Angeles Department of Water and Power	Anschutz Corporation

Jefferies applied the transaction value ranges derived from the precedent transactions analysis to corresponding historical and projected financial and operating data for Stone provided by Stone’s management and calculated an implied range of $39.38 to $56.22 per share of Stone common stock.

No transaction utilized for comparison in the precedent transaction analysis is identical to the merger. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Stone’s control. Mathematical analysis, such as determining the average or the median, is not itself a meaningful method of using comparable transaction data.

Historical Stock Price Performance

Jefferies reviewed the price trading history of Stone common stock for the 12-month period ended June 16, 2006 on a stand-alone basis. Jefferies also compared the growth rate of the historical price of Stone common stock to the growth rate of an index consisting of various exploration and production companies and an index of the above-listed public companies used by Jefferies in the comparable company analysis, each over the previous twelve months.

Overview of EPL Valuation Analysis

Jefferies also analyzed the relative value of EPL in accordance with the following methodologies, each of which is described in more detail below:

•	Discounted Cash Flow Analysis;

•	Discounted Equity Value Analysis;

•	Comparable Company Analysis; and

•	Precedent Transaction Analysis.

These methodologies were used to determine an implied price range per share of EPL common stock, which was then compared to the historical price range of EPL common stock. The following table summarizes the results of the analyses and should be read together with the more detailed descriptions set forth below:

Methodology	Implied Price Range (per share)
Discounted Cash Flow Analysis	$23.75 to $31.48
Discounted Equity Value Analysis	$30.90 to $35.87
Comparable Company Analysis	$26.23 to $35.00
Precedent Transaction Analysis	$22.95 to $31.68
52-Week Range of EPL Common Stock	$17.67 to $32.27
3-Year Range of EPL Common Stock	$10.19 to $32.27

The NYSE closing price of EPL common stock was $18.75 per share on June 16, 2006.

Discounted Cash Flow Analysis

Jefferies calculated the present value of EPL’s projected cash flows using risk-weighted oil and natural gas reserves, including estimates of non-proved reserves provided by EPL’s management. For purposes of the discounted cash flow analysis, Jefferies used a price deck based on the New York Mercantile Exchange, or NYMEX, forward pricing curve on June 13, 2006 for proved developed producing reserves and a flat price of $64.00 per barrel of oil and $8.00 per thousand cubic feet of natural gas for proved developed non-producing reserves and proved undeveloped reserves. Jefferies assumed various discount rates and investment factors in connection with the discounted cash flow analysis. The discounted cash flow analysis resulted in an implied price range of $23.75 to $31.48 per share of EPL common stock.

Discounted Equity Value Analysis

Jefferies calculated the present value of EPL’s hypothetical future stock price at December 31, 2008 using certain projections for 2006 provided by EPL’s management, and Jefferies used EPL’s management’s 2006 projections to compile EPL projections for 2007 and 2008, based on comparable operating and financial assumptions derived from the 2006 projections and from EPL’s reserve reports. Jefferies discussed these assumptions with EPL’s management, and EPL’s management confirmed that the assumptions used by Jefferies are reasonable. Finally, to complete the calculation of the present value of EPL’s hypothetical future stock price at December 31, 2008, Jefferies used an exit multiple range from 3.0x to 3.5x earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). Jefferies performed the discounted equity analysis using the foregoing projections at the flat pricing of $64.00 per barrel of oil and $8.00 per thousand cubic feet of natural gas. The discounted equity value analysis, based on these pricing assumptions, and using a 15% discount rate, resulted in an implied price range of $30.90 to $35.87 per share of EPL common stock.

Comparable Company Analysis

Using publicly available financial and operating data for selected public companies in the oil and natural gas exploration and production industry, Jefferies calculated trading multiples of the selected public companies at their current stock price and applied those multiples to the following historical and projected EPL financial data:

•	estimated 2007 EBITDA based on mean First Call estimate;

•	proved oil and natural gas reserves (in billion cubic feet equivalents, or Bcfe); and

•	daily oil and natural gas production (in million cubic feet equivalents per day, or Mmcfe per day).

Enterprise values in this analysis were calculated using the closing price of the common stock of EPL and the selected companies as of June 16, 2006.

The selected public companies used by Jefferies in the comparable company analysis were:

•	Bois d’Arc Energy Inc.;

•	Callon Petroleum Company;

•	Mariner Energy, Inc.; and

•	W&T Offshore, Inc.

In determining the implied price range per share for this analysis, each of the EBITDA multiples was weighted 50%, the proved oil and natural gas reserves multiple was weighted 25% and the daily oil and natural gas production multiple was weighted 25%. Based on this analysis, Jefferies calculated EPL’s implied valuation per share to be $26.23 to $35.00.

No company utilized for comparison in the comparable company analysis is identical to EPL. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond EPL’s control. Mathematical analysis, such as determining the weighted average or the median, is not in itself a meaningful method of using comparable company data.

Precedent Transaction Analysis

Using publicly available financial and operating data and other information for selected precedent transactions in the oil and gas exploration and production industry, with a focus on transactions involving companies with significant operations in the Gulf of Mexico, Jefferies calculated multiples of transaction value to:

•	daily oil and natural gas production (in Mmcfe per day); and

•	proved oil and natural gas reserves (in Mcfe).

For the purposes of the precedent transaction analysis, Jefferies used the following selected precedent transactions that were announced or closed from 2005 to 2006 and involving companies with significant continental shelf operations in the Gulf of Mexico:

Purchaser	Seller
Coldren Resources, LP	Noble Energy, Inc.
Plains Exploration & Production Company	Stone Energy
Mitsui & Co., Ltd./Mitsui & Co. (U.S.A.), Inc./Mitsui Oil Exploration Co., Ltd.	Pogo Producing Company
Apache Corporation	BP
Merit Energy Corporation	The Houston Exploration Company
Nippon Oil Corporation/Norsk Hydro ASA/Merit Energy Company	The Houston Exploration Company
Helix Energy Solutions Group, Inc.	Remington Oil and Gas Corporation
W&T Offshore, Inc.	Kerr-McGee Corporation
Mariner Energy, Inc.	Forest Oil Corporation
Woodside Energy, Ltd.	Gryphon Exploration Company
ERT/Cal Dive Int.	Murphy Exploration and Production Co.
Nippon Oil Corporation	Devon Energy Corporation
Sumitomo Corporation	NCX Company, Inc./Summit

Jefferies applied the transaction value ranges derived from the precedent transactions analysis to corresponding historical and projected financial and operating data for EPL provided by EPL’s management or compiled by Jefferies in the manner described above and calculated an implied range of $22.95 to $31.68 per share of EPL common stock.

No transaction utilized for comparison in the precedent transaction analysis is identical to the merger. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond EPL’s control. Mathematical analysis, such as determining the average or the median, is not itself a meaningful method of using comparable transaction data.

Analysis of Historical Ratio of Stock Prices and of Combined Company

Historical Exchange Ratio Analysis

Jefferies reviewed the historical ratio of the daily closing stock prices of EPL to the daily closing stock prices of Stone from May 24, 2005 through May 24, 2006. Based on this information, Jefferies calculated average exchange ratios based on trading days for particular time periods ending May 24, 2006 and compared these historical exchange ratios to the implied merger exchange ratio of 2.62x based on EPL’s closing stock price on June 16, 2006 of $18.75 per share and the corresponding blended average of $49.17 per share total consideration to be received by Stone stockholders:

Time Period	Average Exchange Ratio
30 Day	1.80x
60 Day	1.84x
180 Day	1.88x

Contribution Analysis

Jefferies performed a relative contribution analysis in which it reviewed certain historical and estimated future operating and financial information for EPL and Stone. The analysis was based on the relative contributions of each party to the pro forma combined company’s (A) Enterprise Value, calculated as the market value of equity plus net debt, (B) Reserves and Production, calculated using proved reserves, natural gas reserves, and daily production (C) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for 2006 and 2007, (D) Cash Flow from Operations for 2006 and 2007, and (E) Net Income for 2006 and 2007. The financial information referred to in (C), (D) and (E) for Stone was based on projections estimated by Stone’s management. The financial information referred to in (C), (D) and (E) for EPL was based on projections estimated by EPL’s management for 2006 and compiled by Jefferies in the manner previously described for 2007. The following table shows the percentage contributions of EPL and Stone to the combined company’s value for such periods:

	EPL	Stone
Enterprise Value	34%	66%
Market Value of Equity	36%	64%
Net Debt	29%	71%
Proved Reserves (Bcfe)	37%	63%
Daily Production (Mmcfe per day)	45%	55%
EBITDA 2006E	46%	54%
EBITDA 2007E	46%	54%
Cash Flow from Operations 2006E	45%	55%
Cash Flow from Operations 2007E	47%	53%
Net Income 2006E	40%	60%
Net Income 2007E	47%	53%

Based on the merger consideration and the capitalization figures of the companies provided to Jefferies by EPL and Stone, EPL stockholders would own 53% of the fully diluted equity interest of the combined company, and Stone stockholders would own 47% of the fully diluted equity interest of the combined company.

Combined Discounted Equity Value Analysis

Jefferies conducted a discounted equity value analysis on an estimation of the combined forecasts of EPL and Stone. The purpose of the combined discounted equity value analysis was to establish a range, for illustrative purposes, of the potential equity values of the combined company by determining a range of the net present value of EPL’s and Stone’s projected combined future equity value. In estimating the discounted equity value of the combined company, Jefferies used forecasts for Stone provided by Stone’s management and for EPL provided by EPL’s management or compiled by Jefferies in the manner previously described. Jefferies noted that the projections of the combined company were to be viewed as an estimation only and not relied on as the expected future results for the combined company.

Jefferies calculated the present value of EPL’s pro forma hypothetical future stock price at December 31, 2008 using certain financial projections for Stone provided by Stone’s management and for EPL provided by EPL’s management or compiled by Jefferies in the manner previously described and an exit multiple range from 3.0x to 3.5x earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). Jefferies performed the discounted equity analysis using pro forma projections at the flat pricing of $64.00 per barrel of oil and $8.00 per thousand cubic feet of natural gas and assumed that 30% of 2008 production is hedged at the NYMEX strip based on June 13, 2006 closing prices. The discounted equity value analysis, based on these pricing assumptions, and using a 15% discount rate, resulted in an implied price range of $27.62 to $33.52 per share of EPL pro forma common stock. Applying the formula for the merger consideration into which each share of Stone common stock would be converted in the merger, the implied price range per share of Stone common stock, on a blended basis, is $60.37 to $67.81 per share.

Conclusion

Jefferies determined and issued its written opinion to the board of directors of Stone to the effect that as of June 17, 2006 and as confirmed orally on June 22, 2006 and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the merger consideration is fair, from a financial point of view, to the holders of Stone common stock (other than EPL and its affiliates).

EPL’s Financial Advisors

Evercore Partners and Banc of America Securities LLC have each acted as financial advisor to EPL in connection with the proposed merger. On June 14, 2006, each of Evercore Partners and Banc of America Securities LLC delivered an oral opinion to the EPL board, subsequently confirmed in writing, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the merger consideration was fair, from a financial point of view, to EPL.

Opinion of Evercore Partners

EPL’s board of directors engaged Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with the proposed merger and to render an opinion as to the fairness, from a financial point of view, to EPL of the merger consideration to be paid to the holders of shares of Stone common stock, other than shares held by Stone and dissenting shares (“Excluded Shares”).

Evercore did not address EPL’s underlying business decision to effect the merger and expressed no opinion or recommendation as to how the stockholders of EPL should vote at the stockholders’ meeting to be held in connection with the merger. Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the merger consideration to be paid by EPL pursuant to the merger.

Additionally, Evercore expressed no opinion with respect to any election, proration or allocation procedures set forth in the merger agreement. Evercore also expressed no opinion as to the price at which the common stock of either Stone or EPL would trade at any future time.

On June 14, 2006, Evercore delivered its opinion to the EPL board of directors that, as of that date, and subject to the factors, limitations, qualifications and assumptions set forth therein, the merger consideration to be paid by EPL pursuant to the merger agreement, was fair, from a financial point of view to EPL.

Evercore is a nationally recognized investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations, recapitalizations and financial restructurings. Evercore was selected as financial advisor to the EPL board of directors on the basis of its reputation and experience.

The full text of Evercore’s written opinion is attached as Appendix B-1 to this proxy statement and sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken. The summary of Evercore’s written opinion below is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion carefully and in its entirety.

In connection with rendering its opinion, Evercore, among other things:

•	analyzed certain publicly available financial statements and other information relating to EPL and Stone;

•	analyzed certain internal financial statements and other financial and operating data, including reserve estimates, concerning EPL and Stone prepared by the respective managements of EPL and Stone;

•	analyzed certain financial projections prepared by the management of Stone (the “Stone Projections”) and an alternative version of the Stone Projections incorporating adjustments thereto made by the management of EPL (the “Adjusted Stone Projections”), and discussed with the management of EPL its assessments as to the relative likelihood of achieving the future financial results reflected in the Stone Projections and the Adjusted Stone Projections;

•	analyzed certain financial projections concerning EPL prepared by the management of EPL (the “EPL Projections”);

•	reviewed the amount and timing of the cost savings and operating synergies estimated by the management of EPL to result from the merger (“synergies”);

•	discussed the past and current operations and financial condition and the prospects of EPL and Stone with the respective managements of EPL and Stone;

•	reviewed the reported prices and trading activity of the shares of common stock of EPL and Stone, respectively;

•	compared the financial performance of EPL and the prices and trading activity of the common stock of EPL with that of certain other publicly-traded oil and gas exploration and production (“E&P”) companies and their securities;

•	compared the financial performance of Stone and the prices and trading activity of the common stock of Stone with that of certain other publicly-traded E&P companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain E&P transactions and compared the valuation multiples in those transactions to those contemplated by the merger;

•	considered the pro forma financial impact to EPL of the merger;

•	reviewed reserve reports relating to each of EPL and Stone prepared by independent petroleum engineers;

•	reviewed a draft of the merger agreement, dated June 14, 2006; and

•	performed such other analyses and examinations and considered such other factors as Evercore in its sole judgment deemed appropriate.

For the purposes of its analysis and opinion, Evercore did not assume any responsibility for independently verifying the accuracy and completeness of the information reviewed by or for Evercore. With respect to the Stone Projections, Evercore assumed that such financial projections were reasonably prepared by Stone on a basis reflecting the then best currently available estimates and good faith judgments of Stone of the future competitive, operating and regulatory environments and related financial performance of Stone. With respect to the Adjusted Stone Projections and the EPL Projections, Evercore assumed that such financial projections had been reasonably prepared by EPL, and Evercore assumed that synergies were reasonably obtainable, in each case on bases reflecting the then best currently available estimates and good faith judgments of EPL of the future competitive, operating and regulatory environments and related financial performance of each of EPL and Stone. Evercore further assumed that the Adjusted Stone Projections, the EPL Projections and the synergies would be realized in the amounts and at the times indicated thereby and, based on the assessments of the management of EPL as to the relative likelihood of achieving the future financial results reflected in the Stone Projections and the Adjusted Stone Projections, Evercore relied, at the direction of EPL, on the Adjusted Stone Projections for purposes of its opinion. Evercore expressed no view as to the Stone Projections, the Adjusted Stone Projections or the EPL Projections or the assumptions on which they were based.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of either EPL or Stone, including real estate assets, nor was Evercore furnished with any such appraisals (other than the reserve reports referenced above). With respect to the reserve estimates of each of EPL and Stone, whether contained in the reserve reports prepared by independent petroleum engineers referenced above or otherwise prepared by and provided to Evercore by the respective managements of EPL and Stone, Evercore advised the EPL board of directors that Evercore is not an expert in the engineering evaluation of oil and gas properties and, with the consent of the EPL Board of directors, Evercore relied solely upon the respective engineered reserve reports prepared by third-party consultants and the internal reserve estimates of each of EPL and Stone. Evercore also assumed that all necessary governmental, regulatory or other consents and approvals that are required in connection with the merger would be obtained without any adverse effect on EPL or Stone or on the expected benefits of the merger in any way meaningful to Evercore’s analysis.

In addition, Evercore assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay, including among other things, the merger would be treated as a tax-free reorganization under the provisions of Section 368(a) of the Code. Representatives of Stone advised Evercore that Stone was currently in the process of exercising a preference right to acquire oil and natural gas reserves in the Gulf of Mexico in one producing field covered by 2 leases in which it had an existing ownership interest from BP Amoco for approximately $200 million, and Evercore assumed, at the direction of the EPL Board of directors, that such acquisition would be completed prior to the closing of the merger. For purposes of Evercore’s analysis and opinion, Evercore assumed that the merger agreement would not vary from the form of the draft merger agreement reviewed by Evercore on June 14, 2006 in any manner that would be material to Evercore’s analysis and opinion.

Evercore’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information and the merger agreement made available to Evercore as of June 14, 2006. The EPL Board of directors understood that subsequent developments could affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

In receiving Evercore’s opinion on June 14, 2006, and reviewing with Evercore the written materials prepared by Evercore in support of its opinion, the EPL Board of directors was aware of and consented to the assumptions and other matters discussed above.

Summary of Analyses

The following is a brief summary of the material analyses performed by Evercore and presented to the EPL Board of directors in connection with rendering the Evercore opinion. This summary is qualified in its entirety by reference to the full text of Evercore’s written opinion, which is attached as Appendix B-1 to this proxy statement. You are urged to read the full text of the Evercore opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Evercore.

Evercore considered a number of analyses in assessing the fairness, from a financial point of view, to EPL of the merger consideration to be paid to the holders of shares of Stone common stock, other than holders of Excluded Shares. With respect to each of Stone and EPL, these analyses included historical share price performance analysis, public market peer group trading analysis and net asset valuation analysis. With respect to Stone, the analyses also included analysis of selected precedent transactions and analysis of implied transaction premiums.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. The summary data and tables alone are not a complete description of the financial analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Evercore’s financial analyses.

Historical Public Market Trading Levels Analysis

Evercore reviewed the respective average closing share prices of Stone and EPL common stock over the one-year period ending on May 24, 2006, the last trading day prior to the announcement of the proposed merger.

	Historical Share Price
Stone:	Low	High
1-year range	$39.08	$62.09

	Historical Share Price
EPL:	Low	High
1-year range	$21.00	$32.27

Implied Exchange Ratio
Number of EPL shares per Stone shares:	Low	High
1-year range	1.211x	2.957x

The low end of the implied exchange ratio was calculated by taking the low end of Stone’s historical share price during the one-year period and dividing it by the high end of EPL’s historical share price during the same period. The high end of the implied exchange ratio was calculated by taking the high end of Stone’s historical share price during the one-year period and dividing it by the low end of EPL’s historical share price during the same period. Evercore noted that the low end of the implied exchange ratio range was below the minimum exchange ratio merger consideration of 2.066x and that the high end of the implied exchange ratio range was above the maximum exchange ratio merger consideration of 2.525x.

Public Market Peer Analysis

Evercore compared financial and other operating data of each of Stone and EPL to corresponding data for the following E&P publicly-traded companies which Evercore deemed to have certain operations and characteristics that are similar to those of Stone or EPL for purposes of the analyses: W&T Offshore, Inc., Mariner Energy, Inc., ATP Oil & Gas Corp., Bois D’Arc Energy, Inc., Callon Petroleum Company and Meridian Resource Corp. Evercore derived cash flow and estimated earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses, commonly referred to as EBITDAX. EBITDAX estimates for these companies from public filings and Wall Street estimates. For Stone and EPL, cash flow and EBITDAX estimates each were based on EPL’s management’s financial projections. Evercore used proved reserves and unit of daily production estimates based on the New York Mercantile Exchange or NYMEX price deck as of June 9, 2006. Evercore reviewed the multiples listed below and applied its judgment to estimate the valuation multiple ranges for each of Stone and EPL summarized below.

Multiples reviewed:

•	equity value per estimated 2006 cash flow, or Equity Value/2006E Cash Flow;

•	total enterprise value per estimated 2006 earnings before interest, taxes, depreciation, amortization and exploration expenses, or TEV/2006E EBITDAX;

•	total enterprise value per unit of proved reserves, or TEV/Proved Reserves; and

•	total enterprise value per unit of daily production, or TEV/Unit Production.

	Implied Share Price		Per Share Merger Consideration
Stone:	Low	High
2.25x to 4.0x Equity Value/2006E Cash Flow	$37.15	$66.05	$51.00
3.0x to 5.0x TEV/2006E EBITDAX	$24.89	$61.55	$51.00
$17.50 to $22.50 TEV/Proved Reserves	$38.35	$57.91	$51.00
$40,000 to $60,000 TEV/Unit Production	$32.24	$63.40	$51.00

	Implied Share Price		Per Share Merger Consideration
EPL:	Low	High
2.25x to 4.0x Equity Value/2006E Cash Flow	$24.24	$43.10	$51.00
3.0x to 5.0x TEV/2006E EBITDAX	$28.83	$51.69	$51.00
$17.50 to $22.50 TEV/Proved Reserves	$20.05	$27.34	$51.00
$40,000 to $60,000 TEV/Unit Production	$17.15	$28.45	$51.00

	Implied Exchange Ratio
Number of EPL shares per Stone share:	Low	High
2.25x to 4.0x Equity Value/2006E Cash Flow	0.862x	2.724x
3.0x to 5.0x TEV/2006E EBITDAX	0.482x	2.135x
$17.50 to $22.50 TEV/Proved Reserves	1.403x	2.888x
$40,000 to $60,000 TEV/Unit Production	1.133x	3.697x

By applying the above multiples to the indicated financial and operational metrics, Evercore calculated the selected ranges of implied equity values per share for each of Stone and EPL set forth in the two tables above. The low end of the implied exchange ratio was calculated by taking the low end of Stone’s selected value range and dividing it by the high end of Energy Partner’s selected value range. The high end of the implied exchange ratio was calculated by taking the high end of Stone’s selected value range and dividing it by the low end of EPL’ selected value range. Evercore noted that in each case, the low end of the implied exchange ratio range was below the minimum exchange ratio merger consideration of 2.066x and in each case except the for the calculation based on TEV/2006E EBITDAX, the high end of the implied exchange ratio range was above the maximum exchange ratio merger consideration of 2.525x.

Evercore selected the peer group companies above because their businesses and operating profiles are reasonably similar to those of Stone and EPL. However, because of the inherent differences between the business, operations and prospects of each of Stone and EPL and the businesses, operations and prospects of the selected peer group companies, no peer group company is exactly the same as either Stone or EPL. Accordingly, Evercore believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the peer group company analysis. Evercore also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of each of Stone and EPL and the companies included in the peer group company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between either Stone or EPL and the companies included in the peer group trading analysis.

Net Asset Valuation

Evercore conducted an after-tax valuation analysis of each of Stone and EPL to estimate the net asset value per share for each company. Evercore performed its analysis based on a variety of data sources provided by the respective managements of each of Stone and EPL and certain other publicly available information. Evercore relied on the respective reserve reports provided by the respective managements of each of Stone and EPL and the economic models received from EPL’ management to generate the estimated cash flows for each company. Evercore assumed forecasted commodity prices based on the publicly available trading prices on the NYMEX and First Call price decks, as of June 9, 2006.

In the case of each company, Evercore used a discount rate of 10% and various probabilities based on discussions with EPL’s management relating to the projected cash flows associated with different classes of reserves to estimate a range of present values for the future cash flows generated by the respective reserve reports provided by the respective managements of each of Stone and EPL and the economic models received from EPL’s management. Evercore then adjusted those values for other assets and liabilities, including the marked-to-market value of outstanding hedge positions, present value estimates of general and administrative expenses and net debt.

As a result of the calculations described above, Evercore estimated the net asset value of Stone to range approximately from $1.5 billion to $2.0 billion or $52.28 to $72.37 per share (and $60.39 to $84.98 per share, as adjusted to reflect EPL’ management estimates of the value of synergies to be realized as a result of the merger) and the net asset value of EPL to range approximately from $1.3 billion to $1.4 billion or $32.27 to $35.19 per share.

Evercore used these respective net asset valuations to estimate a range of implied share prices for each of Stone and EPL as well as a range of implied exchange ratios. The low end of the implied exchange ratio was calculated by taking the low end of Stone’s net asset value per share range and dividing it by the high end of Energy Partner’s net asset value per share range. The high end of the implied exchange ratio was calculated by taking the high end of Stone’s net asset value per share range and dividing it by the low end of Energy Partner’s net asset value per share range. The resulting implied exchange ratios ranged from to 1.486x to 2.242x (and 1.446x to 2.272x, as adjusted to reflect EPL’ management estimates of the value of synergies, including an allocation of total synergies between Stone and EPL, to be realized as a result of the merger). Evercore then compared the implied exchange rate ratios with the merger consideration exchange ratio range of 2.066x to 2.525x. Evercore noted that the low end of the implied exchange ratio range was below the minimum exchange ratio merger consideration of 2.066x and the high end of the implied exchange ratio range was below the maximum exchange ratio merger consideration of 2.525x.

	Implied Share Price		Per Share Merger Consideration
Stone:	Low	High
First Call and NYMEX, 10% discount rate	$52.28	$72.37	$51.00
Net asset value with estimated synergies	$60.39	$84.98	$51.00

	Implied Share Price
EPL:	Low	High
First Call and NYMEX, 10% discount rate	$32.27	$35.19

	Implied Share Price		Per Share Merger Consideration
Number of EPL shares per Stone share:	Low	High
First Call and NYMEX, 10% discount rate	1.486x	2.242x	$51.00
Net asset value with estimated synergies	1.446x	2.272x	$51.00

Selected Precedent Transaction Analysis

Evercore reviewed and analyzed selected corporate merger and acquisition transactions involving companies that Evercore based on its experience with merger and acquisition transactions, judged to be similar in some respects to the proposed merger for purposes of this analysis. Evercore reviewed, among other things, the ratio of the target companies’ total enterprise value implied in the respective transactions to their LTM EBITDAX, their proved reserves volumes and their LTM average daily production volumes.

The corporate precedent transactions selected in the Evercore analysis included:

Target	Acquiror
Stone Energy Corporation	Plains Exploration & Production Company
Marlin Energy LLC	Energy XXI Gulf Coast Inc.
Remington Oil & Gas Corporation	Helix Energy Solutions Group
Spinnaker Exploration	Norsk Hydro ASA
Forest Oil (Gulf of Mexico Assets)	Mariner Energy, Inc.
Gryphon Exploration Company	Woodside Petroleum Ltd

Evercore noted that the mean and median for the ratio of total enterprise value to LTM EBITDAX was 5.8x and 5.4x, respectively. Evercore noted that the mean and median for the ratio of total enterprise value to proved reserves in barrels of oil equivalent (Boe) was $26.09 and $23.24, respectively. Evercore noted that the mean and median for the ratio of total enterprise value to LTM average daily production in Boe per day was $60,683 and $57,802, respectively.

Based on its valuation analysis of the selected precedent transactions, and taking into consideration the differences that may exist between the above transactions and Energy Partner’s proposed merger with Stone, Evercore selected a transaction value to 2006E EBITDAX ratio range of 4.0x to 6.0x, which yielded implied share prices ranging from $43.22 to $79.88. Evercore selected a transaction value to proved reserves in Boe ratio range of $20.00 to $30.00, which yielded implied share prices ranging from $48.13 to $87.24. Evercore selected a transaction value to Q4 2006E average daily production in Boe per day ratio range of $40,000 to $65,000, which yielded implied share prices ranging from $32.24 to $71.19, compared to the $51.00 per share merger consideration.

Based on the $21.56 price of the EPL common stock as of May 24, 2006, the transactional value to 2006E EBITDAX ratio range of 4.0x to 6.0x yielded implied exchange ratios ranging from 2.005x to 3.705x, the transaction value to proved reserves in Boe ratio range of $20.00 to $30.00 yielded implied exchange ratios ranging from 2.232x to 4.046x and the transaction value to Q4 2006E average daily production in Boe per day ratio range of $40,000 to $65,000 yielded implied exchange ratios ranging from 1.495x to 3.302x.

	Implied Share Price		Per Share Merger Consideration
Stone:	Low	High
4.0x to 6.0x TEV to 2006E EBITDAX	$43.22	$79.88	$51.00
$20.00 to $30.00 TEV per Unit Proved Reserves	$48.13	$87.24	$51.00
$40,000 to $65,000 TEV per Unit of Daily Production	$32.24	$71.19	$51.00

Implied Exchange Ratio
Number of EPL shares per Stone share:	Low	High
4.0x to 6.0x TEV to 2006E EBITDAX	2.005x	3.705x
$20.00 to $30.00 TEV per Unit Proved Reserves	2.232x	4.046x
$40,000 to $65,000 TEV per Unit of Daily Production	1.495x	3.302x

Evercore noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Evercore also noted that no company or transaction reviewed was identical to the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in the precedent transactions, including the size, economic and other characteristics of the markets of each company and the competitive environment in which it operates.

Implied Transaction Premiums Analysis

Evercore reviewed and analyzed the premiums paid relative to public market pre-announcement trading prices for a selected group of transactions. Evercore examined a group of 75 U.S. transactions with transaction values between $1.5 billion and $2.5 billion and a group of 26 U.S. E&P sector transactions with transaction values between $500 million and $5 billion that were announced since January 1, 2000. Evercore calculated and compared the premiums paid in these transactions based on the value of the per share consideration received in the transaction relative to the closing stock price of the target company one day, one week and one month prior to the respective date of announcement of the transaction.

The following tables summarizes the analysis: a

U.S. Transactions between $1.5 billion and $2.5 billion from January 2000 to May 2006 (75 Transactions)

	Premium to Average Stock Price:
	1 Day Prior	1 Week Prior	1 Month Prior
Mean	33.8%	34.8%	42.6%
Median	25.0%	28.7%	36.0%

Implied Per Share Price Based on Mean	$54.54	$55.77	$69.70
Implied Per Share Price Based on Median	$50.95	$53.26	$66.43

U.S. E&P Transactions between $500 million and $5 billion from January 2000 to May 2006 (26 Transactions)

	Premium to Average Stock Price:
	1 Day Prior	1 Week Prior	1 Month Prior
Mean	17.0%	20.1%	28.5%
Median	17.1%	19.4%	26.9%

Implied Per Share Price Based on Mean	$47.70	$49.71	$62.79
Implied Per Share Price Based on Median	$47.74	$49.42	$62.00

Based on its analysis of U.S. transactions between $1.5 and $2.5 billion in transaction values, Evercore estimated approximate implied share prices ranging from $50.95 to $69.70 per share, compared to the $51.00 per share merger consideration. Based on its analysis of U.S. E&P transactions between $500 million and $5 billion in transaction values, Evercore estimated approximate implied share prices ranging from $47.70 to $62.79 per share, compared to the $51.00 per share merger consideration.

	Implied Share Price		Per Share Merger Consideration
Stone:	Low	High
U.S. M&A Transactions $1.5 to $2.5 billion	$50.95	$69.70	$51.00
U.S. E&P M&A Transactions $0.5 to $5.0 billion	$47.70	$62.79	$51.00

[a]	Source: Thomson Financial

Based on its analysis of U.S. transactions between $1.5 and $2.5 billion in transaction values, Evercore estimated implied exchange ratios ranging from 2.363x to 3.233x based on the $21.56 price of the EPL common stock as of May 24, 2006, the last trading day prior to the announcement of the proposed merger. Based on its analysis of E&P transactions between $500 million and $5 billion in transaction values, Evercore estimated implied exchange ratios ranging from 2.212x to 2.912x based on the $21.56 price of the EPL common stock as of May 24, 2006, the last trading day prior to the announcement of the proposed merger.

Implied Exchange Ratio
Number of EPL shares per Stone share:	Low	High
U.S. M&A Transactions $1.5 to $2.5 billion	2.363x	3.233x
U.S. E&P M&A Transactions $0.5 to $5.0 billion	2.212x	2.912x

CFPS Accretion/Dilution

Evercore analyzed the potential pro forma effect of the merger on EPL’s 2007 and 2008 estimated CFPS based on financial projections and estimates provided by EPL’s management. Evercore compared the estimated CFPS for 2007 and 2008 on a stand-alone basis for each of EPL and Stone and on a pro forma basis after giving effect to the merger. Based on its analysis, Evercore concluded that the merger would be accretive to EPL’s CFPS in each of 2007 and 2008.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Evercore. In arriving at its fairness determination, Evercore considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Evercore. In performing its analyses, Evercore considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of EPL, Stone or Evercore. The analyses performed by Evercore are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which any security may trade at the present time or at any time in the future.

As described above, Evercore’s opinion to the EPL Board of directors was among many factors taken into consideration by the EPL Board of directors in making its determination to approve the merger agreement. The opinion of Evercore was provided solely to the EPL Board of directors and does not constitute a recommendation to any person, including the holders of EPL common stock, as to how such person should vote or act on any matter related to the merger agreement or the merger.

Evercore has acted as financial advisor to EPL in connection with the merger. EPL agreed to pay Evercore an opinion fee of $500,000, which became payable upon the delivery of the opinion and $7,000,000, which will become payable upon consummation of the merger. EPL also agreed to reimburse Evercore for its expenses in connection with, and to indemnify Evercore against certain liabilities that could arise out of, its engagement.

Opinion of Banc of America Securities LLC

EPL retained Banc of America Securities LLC (“Banc of America Securities”) as its financial advisor in connection with the proposed merger. Banc of America Securities is an internationally recognized investment banking firm, which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. EPL selected Banc of America Securities on the basis of Banc of America Securities experience in transactions similar to the merger and its reputation in the independent oil and natural gas industry and investment community.

On June 14, 2006, at a meeting of the EPL board of directors held to evaluate the merger, Banc of America Securities delivered to the EPL board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 14, 2006, to the effect that, as of the date of the opinion and based upon and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid by EPL in the merger was fair, from a financial point of view, to EPL.

The full text of Banc of America Securities’ written opinion to the EPL board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B-2 to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. Holders of EPL common stock are encouraged to read the opinion carefully in its entirety. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. Banc of America Securities delivered its opinion to the EPL board of directors for the benefit and use of the EPL board of directors in connection with and for purposes of its evaluation of the merger consideration to be paid by EPL pursuant to the merger agreement. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act at the special meetings.

For purposes of its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of Stone and EPL, respectively;

•	reviewed certain internal financial statements and other business, financial and operating data concerning Stone and EPL, respectively;

•	reviewed certain financial forecasts related to Stone prepared by the management of Stone (the “Stone Forecasts”) and an alternative version of the Stone Forecasts incorporating adjustments thereto made by the management of EPL (the “Adjusted Stone Forecasts”), and discussed with the management of EPL its assessments as to the relative likelihood of achieving the future financial results reflected in the Stone Forecasts and the Adjusted Stone Forecasts;

•	reviewed certain financial forecasts related to EPL prepared by the management of EPL, including internal projected reserve information for EPL’s probable and possible oil and natural gas reserves (the “EPL Forecasts”);

•	discussed the past and current operations, financial condition and prospects of Stone with senior executives of Stone and discussed the past and current operations, financial condition and prospects of Stone and EPL with senior executives of EPL;

•	reviewed and discussed with senior executives of EPL information relating to certain cost savings anticipated by the management of EPL to result from the merger (the “Cost Savings”);

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of EPL, including the potential effect on EPL’s earnings per share;

•	reviewed the reported prices and trading activity for Stone common stock and EPL common stock;

•	compared the financial performance of Stone and EPL and the prices and trading activity of Stone common stock and EPL common stock with that of certain other publicly traded companies Banc of America Securities deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of Stone and EPL and their respective advisors;

•	reviewed the June 14, 2006 draft of the merger agreement;

•	reviewed a 2005 year end report prepared by Stone for certain of Stone’s proved oil and natural gas reserves and a 2005 year end reserve report prepared by independent reserve engineers retained by Stone for certain of Stone’s other proved oil and natural gas reserves;

•	reviewed 2005 year end reserve reports prepared by independent reserve engineers retained by EPL for EPL’s proved oil and natural gas reserves; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by Banc of America Securities for the purposes of their opinion. With respect to the Stone Forecasts, Banc of America Securities assumed, upon the advice of Stone, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stone as to the future financial performance of Stone. With respect to the Adjusted Stone Forecasts, the EPL Forecasts and the Cost Savings, Banc of America Securities assumed, at the direction of EPL, that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of EPL as to the future financial performance of Stone and EPL and the other matters covered thereby and, based on the assessments of the management of EPL as to the relative likelihood of achieving the future financial results reflected in the Stone Forecasts and the Adjusted Stone Forecasts, Banc of America Securities relied, at the direction of EPL, on the Adjusted Stone Forecasts for purposes of its opinion. Banc of America Securities also relied, at the direction of EPL, on the assessments of the management of EPL as to EPL’s ability to achieve the Cost Savings and assumed, at the direction of EPL, that such Cost Savings will be realized in the amounts and at the times projected. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities of either EPL or Stone, nor had Banc of America Securities been furnished with any such valuations or appraisals (other than the reports described in the 13th and 14th bullet points above, which Banc of America Securities reviewed and relied upon without independent verification for purposes of its opinion). Representatives of Stone advised Banc of America Securities that Stone was, as of the date of the opinion, in the process of exercising a preference right to acquire approximately 57.8 billion cubic feet of natural gas equivalent of reserves in the Gulf of Mexico in one producing field covered by two leases in which Stone had an existing ownership interest for approximately $200 million (the “Amberjack Acquisition”), and Banc of America Securities assumed, at EPL’s direction, that such acquisition was to be consummated prior to the closing of the merger in accordance with the terms and conditions described to Banc of America Securities. Banc of America Securities also assumed, with EPL’s consent, that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by Banc of America Securities, and that the merger would be consummated as provided in the draft merger agreement, with full satisfaction of all, and without waiver of any, material covenants and conditions set forth in the draft merger agreement. Banc of America Securities further assumed, with EPL’s consent, that all governmental, regulatory or other consents or approvals necessary for consummation of the merger would be obtained without any adverse effect on EPL, Stone or the contemplated benefits of the merger.

Banc of America Securities expressed no view or opinion as to any terms, aspects or implications of the merger or related transactions (other than the consideration to paid in the merger to the extent expressly specified in its written opinion), including, without limitation, the form or structure of the merger or any election, proration or allocation procedures set forth in the merger agreement. In addition, no opinion was expressed as to the relative merits of the merger in comparison to other transactions available to EPL or in which EPL might have engaged or as to whether any transaction might have been more favorable to EPL as an alternative to the merger, nor did Banc of America Securities express any opinion as to the underlying business decision of the board of directors of EPL to proceed with or effect the merger or related transactions. Banc of America Securities expressed no opinion as to what the value of EPL common stock actually would be when issued pursuant to the merger or the prices at which EPL common stock or Stone common stock would trade at any time.

Banc of America Securities opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, the date of the opinion. It was understood that subsequent developments could affect the opinion and Banc of America Securities has no obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses presented by Banc of America Securities to the EPL board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

Stone Financial Analysis

Analysis of Selected Publicly Traded Companies

Banc of America Securities reviewed certain publicly available financial and stock market information of Stone and the following seven publicly held oil exploration companies in the Gulf of Mexico region:

•	ATP Oil & Gas Corp.

•	Bois d’Arc Energy, Inc.

•	Callon Petroleum Company

•	Mariner Energy Inc.

•	Newfield Exploration Company

•	PetroQuest Energy Inc.

•	W&T Offshore, Inc.

For each of these companies, Banc of America Securities reviewed (a) firm value (using closing stock prices as of May 24, 2006, the last trading day prior to public announcement of EPL’s initial proposal to acquire Stone) as a multiple of estimated earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses, commonly referred to as EBITDAX, for fiscal year 2007, (b) the ratio of firm value to proved reserves, measured per thousand cubic feet equivalent, commonly referred to as Mcfe, and (c) closing stock prices on May 24, 2006 as a multiple of cash flow per share of common stock, commonly referred to as CFPS. Estimated financial data for the selected companies and Stone was based on publicly available market data and research analysts’ estimates.

Based on a review of the multiples derived from the comparable companies, Banc of America Securities selected a range of multiples to apply to Stone’s corresponding financial and operating statistics. This analysis indicated the following approximate per share equity reference ranges for Stone, as compared to the per share merger consideration:

Methodology	Implied Price Range (per share)	Per Share Merger Consideration
Estimated EBITDAX for 2007	$31.70-$41.33	$51.00
Reserves (Price/Mcfe)	$39.51-$51.24	$51.00
Estimated CFPS for 2007	$42.55-$51.06	$51.00

No company or business used in this analysis is identical to Stone or its business. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments to which Stone was compared.

Analysis of Selected Precedent Transactions

Banc of America Securities reviewed publicly available financial information relating to the following four merger or stock purchase transactions in the oil exploration sector in the Gulf of Mexico announced since September 2005:

Date Announced	Acquiror	Target
February 22, 2006	Energy XXI Gulf Coast Inc.	Marlin Energy LLC
January 23, 2006	Helix Energy Solutions Group	Remington Oil & Gas Corporation
September 12, 2005	Mariner Energy, Inc.	Forest Oil
September 1, 2005	Woodside Petroleum Ltd.	Gryphon Exploration Company

Banc of America Securities reviewed publicly available financial information relating to the following seven asset purchase transactions in the oil exploration sector in the Gulf of Mexico announced since June 2005:

Date Announced	Acquiror	Target
May 16, 2006	Coldren Resources LP	Noble Energy Inc.
April 20, 2006	Mitsui & Co. Ltd./Mitsui & Co. (USA), Inc./Mitsui Oil Exploration Co. Ltd.	Pogo Producing Company
April 19, 2006	Apache Corp.	BP plc
April 7, 2006	Merit Energy Company	Houston Exploration Company
February 28, 2006	Merit Energy Company, Nippon Oil Corporation, Norsk Hydro ASA	Houston Exploration Company
January 24, 2006	W&T Offshore, Inc.	Kerr-McGee Corp.
June 13, 2005	Helix Energy Solutions Group	Murphy Oil Corp.

Banc of America Securities reviewed, among other things, (a) the ratio of the transaction value to proved reserves for each merger or stock purchase transaction and each asset transaction, and (b) the transaction value as a multiple of the last twelve months EBITDAX for each merger or stock purchase transaction.

Based on a review of the multiples derived from the selected transactions, Banc of America Securities selected a range of multiples to apply to corresponding data of Stone. This analysis indicated the following approximate per share equity reference ranges for Stone, as compared to the per share merger consideration:

Methodology	Implied Price Range (per share)	Per Share Merger Consideration
Stock and Merger Transactions
LTM EBITDAX	$46.10-$65.35	$51.00
Reserves (Transaction Value/Mcfe)	$51.24-$74.71	$51.00
Asset Transactions
Reserves (Transaction Value/Mcfe)	$45.37-$57.11	$51.00

No company, transaction or business used in this analysis is identical to Stone or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions to which Stone and the merger were compared.

Net Asset Value Analysis

Banc of America Securities performed a net asset value analysis for Stone by calculating the estimated present value per share of the future cash flows expected to be generated from Stone’s proved reserves, assuming no synergies from the merger and assuming $55 million of synergies estimated by EPL’s management. Assuming a discount rate of 9% to 11%, this analysis indicated that the implied per share equity reference range for Stone was $49.48 to $59.07 (assuming no synergies) and was $63.76 to $77.22 (assuming synergies), as compared to the per share merger consideration of $51.00.

EPL Financial Analysis

Analysis of Selected Publicly Traded Companies

Banc of America Securities reviewed certain publicly available financial and stock market information of EPL and the following seven publicly held oil exploration companies in the Gulf of Mexico region:

•	ATP Oil & Gas Corp.

•	Bois d’Arc Energy Inc.

•	Callon Petroleum Company

•	Mariner Energy, Inc.

•	Newfield Exploration Company

•	PetroQuest Energy Inc.

•	W&T Offshore, Inc.

For each of these companies, Banc of America Securities reviewed (a) firm value (using closing stock prices as of May 24, 2006, the last trading day prior to public announcement of EPL’s initial proposal to acquire Stone) as a multiple of EBITDAX for fiscal year 2007, (b) the ratio of firm value to proved reserves, measured per Mcfe, and (c) closing stock price on May 24, 2006 as a multiple of CFPS. Estimated financial data for the selected companies and EPL was based on publicly available market data and research analysts’ estimates.

Based on a review of the multiples derived from the comparable companies, Banc of America Securities selected a range of multiples to apply to EPL’s corresponding financial and operating statistics. This analysis indicated the following approximate per share equity reference ranges for EPL, as compared to the closing price of EPL common stock on May 24, 2006.

Methodology	Implied Price Range (per share)	EPL Stock Price (May 24, 2006)
Estimated EBITDAX for 2007	$33.93-$40.00	$21.56
Reserves (Price/Mcfe)	$20.73-$25.11	$21.56
Estimated CFPS for 2007	$29.53-$35.44	$21.56

No company or business used in this analysis is identical to EPL or its business. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments to which EPL was compared.

Net Asset Value Analysis

Banc of America Securities performed a net asset value analysis for EPL by calculating the estimated present value per share of the future cash flows expected to be generated from EPL’s proved reserves. Assuming a discount rate of 9% to 11% and 100% proved reserves, this analysis indicated that the implied price range per share was $32.61 to $37.52, as compared to the closing price of EPL common stock on May 24, 2006, the last trading day prior to public announcement of EPL’s initial proposal to acquire Stone, of $21.56.

Relative Financial Analysis

Banc of America Securities compared the net asset valuations of Stone and EPL in order to derive an implied exchange ratio. Assuming no synergies, the comparison implied an exchange ratio of 1.33x to 1.83x, as compared to the transaction exchange ratio of 2.066x to 2.525x. Assuming $55 million in synergies, the comparison implied an exchange ratio of 1.71x to 2.39x, as compared to the transaction exchange ratio of 2.066x to 2.525x.

Pro Forma Financial Analysis

Banc of America Securities analyzed the potential pro forma financial effect of the merger on EPL’s 2007 and 2008 estimated CFPS, based on financial and operating projections provided by EPL’s management. Banc of America Securities compared the estimated CFPS for 2007 and 2008 for EPL on a standalone basis to the estimated CFPS for 2007 and 2008 on a pro forma basis after giving effect to the merger. Banc of America Securities determined that the merger would be accretive to EPL’s CFPS in each of 2007 and 2008.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is merely a summary of the material financial analyses presented by Banc of America Securities to the EPL board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the summary above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities analyses and opinion. Banc of America Securities did not assign any specific weight to any of the analyses described above. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of EPL and Stone. The estimates of the future performance of EPL and Stone provided by the managements of EPL and Stone in or underlying Banc of America Securities analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities analyses. These analyses were prepared solely as part of Banc of America Securities analysis of the financial fairness of the merger consideration to be paid by EPL pursuant to the merger agreement and were provided to the EPL board of directors in connection with the delivery of Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities view of the actual value of EPL or Stone.

The type and amount of consideration payable in the merger were determined through negotiations between EPL and Stone, rather than by any financial advisor, and were approved by the EPL board of directors. The decision of EPL to enter into the merger agreement was solely that of the EPL board of directors. As described above, Banc of America Securities opinion and analyses were only one of many factors considered by the EPL board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the views of the EPL board of directors or management with respect to the merger or the merger consideration.

EPL agreed to pay Banc of America Securities a fee of $500,000 in connection with the delivery of the opinion and $5,000,000 upon the consummation of the merger. EPL also has agreed to reimburse Banc of America Securities for all reasonable expenses, including reasonable fees and disbursements of Banc of America Securities counsel, incurred in connection with Banc of America Securities’ engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

Banc of America Securities or its affiliates has provided, currently are providing, and in the future may provide, financial advisory and financing services to EPL and Stone, for which services Banc of America Securities has received or would expect to receive fees, including (1) acting as sole arranger and book runner for the financing for the merger, which is anticipated by EPL to include (a) $600 million in senior secured credit facilities of EPL, (b) $700 million in a senior second lien term facility of EPL, and (c) $730.0 million in gross proceeds from the issuance and sale by EPL of senior unsecured notes, or, alternatively, $730.0 million of senior unsecured bridge loans under a bridge facility for the purpose of financing in part the merger, (2) having acted as sole manager for Stone’s senior notes offering in connection with the Amberjack Acquisition, (3) having acted as sole book runner on a debt offering for Stone, (4) having acted as agent bank and lender for a retired revolving credit facility of Stone, and (5) acting as lead arranger, agent bank and lender for an existing revolving credit facility of Stone which Banc of America Securities understands is expected to be refinanced by EPL in connection with the merger. In the ordinary course of businesses, Banc of America Securities and its affiliates may actively trade the debt and equity securities or loans of EPL and Stone for its own account or for the accounts of customers, and accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans.

Accounting Treatment

The merger will be accounted for as an acquisition of Stone by EPL using the “purchase” method of accounting. In addition, EPL will continue to use the successful efforts method of accounting for oil and gas properties.

Opinions as to Material U.S. Federal Income Tax Consequences of the Merger

As a condition to the merger, Stone must receive an opinion of its tax counsel, Vinson & Elkins L.L.P., to the effect that (i) the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, (ii) Stone and EPL shall each be a party to the reorganization, (iii) no gain or loss shall be recognized by a Stone stockholder who exchanges Stone common stock solely for EPL common stock except for any gain or loss recognized with respect to any cash received in lieu of fractional share interests, (iv) with respect to a Stone stockholder who exchanges Stone common stock for EPL common stock and cash, gain realized (if any), but not loss, will be recognized on the exchange, but only to the extent such gain does not exceed the amount of cash received (excluding any cash received in lieu of fractional shares of EPL common stock), and (v) with respect to a Stone stockholder who exchanges Stone common stock solely for cash, gain or loss will be recognized equal to the difference, if any, between the amount of cash received and the tax basis of the Stone common stock exchanged therefor. As a condition to the merger, EPL must receive an opinion of its tax counsel, Cahill Gordon & Reindel LLP, that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that EPL and Stone shall each be a party to the reorganization, and that neither EPL nor Stone will recognize any gain or loss because of the merger. It is a condition to the completion of the merger that Stone and EPL receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither EPL nor Stone intends to waive this closing condition. In the event that either EPL or Stone waives receipt of such opinion from its counsel, however, EPL and Stone will resolicit the approval of its stockholders after providing appropriate disclosure.

Each opinion is or will be based on certain factual representations and certifications contained in certificates signed by duly authorized officers of (i) Stone and (ii) EPL. An opinion of counsel represents counsel’s legal judgment, but is not a guarantee, and is not binding on the Internal Revenue Service or any court, and there can be no assurance that following the merger the Internal Revenue Service will not successfully challenge the legal conclusions expressed in the opinions. Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 115 for a description of the material U.S. federal income tax consequences of the merger.

Board of Directors and Management of EPL Following the Merger

The board of directors of EPL following the merger will be increased by three director positions to fourteen and James H. Stone, Kay G. Priestly and Richard A. Pattarozzi, each of whom is currently a director of Stone, will join the board of directors of EPL. The management of EPL following the merger will consist of the same persons as prior to the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the Stone board of directors with respect to the merger, you should be aware that certain officers and directors of Stone have the following interests in the merger that are separate from and in addition to the interests of stockholders of Stone generally. The Stone board was aware of these interests and considered them in approving the merger agreement.

Outstanding Stock Options and Restricted Stock. As of June 22, 2006, directors and executive officers of Stone held options for 745,467 shares of Stone common stock and restricted stock related to 153,260 shares of Stone common stock. Stock options, whether vested or unvested, held by Stone’s directors, officers and other employees will be cancelled by Stone for cash prior to the merger. The cancellation of the options held by Stone’s directors and officers could result in a payment of approximately $6.9 million being made to Stone’s officers and directors. The restrictions on any restricted stock awards held by Stone’s directors and officers will expire immediately before the merger is completed.

Change of Control Agreements. Each of the following Stone executive officers is a party to a change of control agreement, which will be triggered by the merger and provides for payments to such officers in the amounts set forth opposite their name, assuming the merger closes on September 30, 2006:

David Welch	$3,025,867
Kenneth Beer	$1,927,733

The change of control agreements provide that these executive officers are entitled to lump sum payments and other benefits, such as continuing health coverage. The cash payments will include 2.99 times the sum of the

Stone’s officer’s salary and bonus plus a prorated bonus up to the date of termination. The payments to Messrs. Welch and Beer will be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code that is expected to trigger an additional payment under the change of control agreements such that the amount retained by them (after all taxes on the additional payment) is equal to the amount they would have retained if the initial payments were not subject to such excise tax. The amount of the additional payments (including excise tax on stock options and restricted stock not a part of the change of control agreements) are estimated to be $1,537,982 and $888,426 for Messrs. Welch and Beer, respectively.

Directors’ and Officers’ Indemnification and Insurance. The merger agreement provides that for six years after the effective time of the merger, EPL Acquisition Corp. LLC will indemnify the present and former officers and directors of Stone and its subsidiaries from liabilities arising out of actions or omissions in their capacity as such at or prior to the effective time of the merger, to the full extent permitted under Delaware law or the surviving corporation’s certificate of incorporation and bylaws. Accordingly, EPL Acquisition Corp. LLC will maintain directors’ and officers’ insurance coverage for six years after the effective time of the merger, but only to the extent related to actions or omissions prior to the effective time of the merger, provided that EPL Acquisition Corp. LLC may substitute insurance policies with substantially similar coverage and amounts containing no less advantageous terms than those maintained by it as of the effective time of the merger. The aggregate amount of premiums to be paid with respect to the maintenance of such policies for the six-year period shall not exceed $3 million.

Executive Severance Payments. Each of the following Stone officers qualifies for severance payments and retention awards pursuant to Stone’s executive severance policy and the terms of the merger agreement, which collectively provide for payments to such officers in the amounts set forth opposite their name:

•	Andrew Gates ($599,817);

•	Craig Glassinger ($764,767);

•	Eldon Louviere ($509,845);

•	Michael Madden ($494,849);

•	James Pierret ($554,831);

•	Jerome Wenzel ($629,808); and

•	Florence Ziegler ($359,890).

Stone’s executive severance policy and the retention award payable to all eligible Stone employees provide that these officers are entitled to the lump sum payments described above and other benefits, such as continuing health coverage. The cash payment for each officer is equal to one year base salary plus a prorated bonus up to the date of termination. In addition, each officer receives a retention award in accordance with the terms of the merger agreement. The retention award entitles each officer to the payment of such officer’s annual salary until December 31, 2006 and a bonus equal to 100% of such officer’s targeted bonus amount, which for 2006 is equal to 100% of such officer’s annual salary. If any payment to an officer in connection with the merger is deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code, then the cash payment will be reduced as necessary so that the cash payment is not subject to the excise tax, but only if such reduction results in the officer being in a better net after-tax position.

New EPL Directors. The board of directors of EPL following the merger will be increased by three director positions and James H. Stone, Kay G. Priestly and Richard A. Pattarozzi, each of whom is currently a director of Stone, will join the board of directors of EPL.

In considering the recommendation of the EPL board of directors with respect to the merger, you should be aware an EPL director has the following interest in the merger that is separate from and in addition to the interests of stockholders of EPL generally. The EPL board was aware of this interest and considered it in approving the merger agreement.

Mr. Hiltz’s Position as a Managing Director of Evercore Group L.L.C. William O. Hiltz, a director of EPL, is a senior managing director of Evercore Group L.L.C., an affiliate of one of EPL’s financial advisors that has issued a fairness opinion in connection with the transactions. In connection with the delivery of the fairness opinion, Evercore Group L.L.C. is entitled to a fee of $500,000 at the time of delivery of the fairness opinion and a second fee of $7.0 million upon consummation of the acquisition. Because of a potential conflict between Mr. Hiltz’s role as director of EPL and as a member of Evercore Group L.L.C., Mr. Hiltz recused himself from each vote of the EPL’s board of directors relating to the approval of the merger and the related transactions.

James H. Stone’s Receipt of Certain Benefits. EPL will provide suitable office space for James H. Stone in EPL’s headquarters building in lieu of Mr. Stone’s current arrangements with Stone.

Shareholder Derivative Litigation. David Welch, Kenneth Beer, Peter Canty, James Prince, James Stone, John Laborde, Peter Barker, George Christmas, Richard Pattarozzi, David Voelker, Raymond Gary, B.J. Duplantis and Robert Bernhard are named as individual defendants in the shareholder derivative actions discussed in “Stone’s Business—Legal Proceedings”. The consummation of the merger could affect the standing of the plaintiffs in these actions to attempt derivatively to assert claims on behalf of the Company.

Appraisal or Dissenters’ Rights

Under Section 262 of the Delaware General Corporation Law, or Section 262, Stone stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Delaware law will have the right to seek appraisal of the “fair value” of their shares of Stone common stock as determined by the Delaware Court of Chancery, or Chancery Court, if the merger is completed. We have included a copy of Section 262 relating to appraisal rights as Annex F to this proxy statement/prospectus.

Under Delaware law, Stone stockholders are entitled to appraisal rights in connection with the merger. Any Stone stockholder who objects to the merger may elect to have his or her shares of Stone common stock appraised under the procedures of Delaware law and to be paid the fair value of his or her shares. The appraised value will not include any value arising from the merger, but may include a fair rate of interest. It is possible that the fair value determined may be more or less than the merger consideration.

Stone stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 in order to demand and perfect their rights. Stone will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by a Stone stockholder in order to dissent from the merger and demand and perfect his or her appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, the full text of which appears in Annex F. Under Section 262, Stone is required to notify stockholders not less than 20 days before the special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES STONE’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex F and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights under Delaware law may be lost. If you elect to demand appraisal of your shares of Stone common stock, you must satisfy each of the following conditions:

•	You must deliver to Stone a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger by itself does not constitute a demand for appraisal under Section 262;

•	You must not vote in favor of the merger. A vote in favor of the merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal; and

•	You must continuously hold your Stone common stock from the date you make your demand for appraisal rights through the effective time of the merger.

If you fail to comply with any of these conditions and the merger is completed, you will lose your appraisal rights with respect to your shares of Stone common stock. Only a holder of record of shares of Stone common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that such person intends thereby to demand appraisal of his, her or its shares of Stone common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to the Company. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares. If the shares of Stone common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of Stone common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All demands for appraisal should be made in writing and addressed to:

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

Attention: Corporate Secretary

and must be executed by, or on behalf of, the record holder of the shares of Stone common stock. The written demand must identify the Stone stockholder and state that the stockholder intends to demand appraisal of his or her shares of Stone common stock. If your shares of Stone common stock are held through a broker, bank, nominee or other third party and you wish to demand appraisal rights you must act promptly to instruct the applicable broker, bank nominee or other third party to follow the steps summarized in this section.

Within 10 days after the effective time of the merger, Stone must give written notice that the merger has been completed to each Stone stockholder who has properly sent a written demand for appraisal and who did not vote in favor of the merger.

Within 120 days after the effective time of the merger, either Stone or any stockholder who has complied with the requirements of Section 262 may file a petition in the Chancery Court demanding a determination of the value of the shares held by all stockholders entitled to appraisal. Stone has no obligation to file such a petition in the event there are dissenting stockholders. If a petition is not filed within the 120-day period, all appraisal rights relating to Stone common stock will terminate.

At any time within 60 days after the effective time of the merger, any dissenting stockholder may withdraw the demand for appraisal. If a Stone stockholder withdraws his or her demand, the stockholder will only be entitled to receive the cash consideration of $51.00 per share of Stone common stock. Any attempt to withdraw an appraisal demand more than 60 days after the effective time of the merger will require the written approval of the surviving corporation. Within 120 days after the effective time of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive a statement setting forth the aggregate number of shares of Stone common stock with respect to which demands for appraisal have been received.

If a dissenting stockholder duly files a petition for appraisal with the Chancery Court and the petition is served on Stone, then Stone must file with the Chancery Court within 20 days after being served such petition a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who are entitled to the appraisal rights.

The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder. After determination of the stockholders entitled to appraisal rights, the Chancery Court will appraise the shares of Stone common stock and determine a fair rate of interest, if any, to be paid. Once the fair value is determined, Stone will pay all dissenting stockholders the appraised value of their shares together, with interest accrued thereon during the pendency of the proceeding, upon surrender by such holders of the certificates representing such shares.

In determining fair value and the fair rate of interest, if any, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares of our common stock as determined under Section 262 could be more, the same, or less than the amount that you are entitled to receive under the terms of the merger agreement. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the effective date of the merger which throw any light on future prospects of the merged company. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding may be determined by the Chancery Court and charged to the parties as the Chancery Court deems equitable under the circumstances. Upon application of a dissenting stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder who has demanded appraisal rights will not, after the effective time of the merger, be entitled to vote his or her shares for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective time of the merger).

In view of the complexity of Section 262, Stone stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

Termination of Trading of Stone Common Stock

If the merger is completed, the shares of Stone common stock will cease to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

Regulatory Requirements

Under Hart-Scott-Rodino, the merger can not be completed until the notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied.

At any time before or after the completion of the merger, the Antitrust Division, the Federal Trade Commission or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, rescinding the merger or seeking divestitures of particular assets of EPL and Stone. Private parties and non-U.S. governmental authorities may also seek to take legal action under the antitrust laws. A challenge to the merger on antitrust grounds may be made and, if such a challenge is made, EPL and Stone may not prevail.

TERMS OF THE MERGER AGREEMENT

The following describes the material terms of the merger agreement. The full text of the merger agreement is attached as Annex A and is incorporated herein by reference. We encourage you to read the entire merger agreement.

Merger

Under the merger agreement, Stone will merge with and into EPL Acquisition Corp. LLC, a wholly owned subsidiary of EPL. In the merger, Stone common stockholders will receive cash and/or common stock of EPL, as described below under “—Manner and Basis of Converting Shares”.

The merger agreement provides that the closing of the merger will take place no later than the tenth business day after all of the conditions to closing of the merger are satisfied or waived, or on such other date agreed to by EPL and Stone. EPL and Stone anticipate that the closing date will promptly follow the EPL and Stone stockholders’ meetings. The filing of a certificate of merger with the Secretary of State of Delaware will be made as soon as practicable after such closing. The merger will become effective on the later of (i) the date of filing of such certificate of merger or (ii) on a date agreed to by the parties to the merger as stated in the certificate of merger. EPL and Stone currently expect to consummate the merger early in the fourth quarter of 2006.

Manner and Basis of Converting Shares

Stone Common Stock. As of the effective time of the merger, each outstanding share of Stone common stock, par value $.01 per share, will be converted into the right to receive at the election of the holder (subject to the limitations described below): (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million as more fully described below.

As of the effective time of the merger, upon presentation of certificates for Stone common stock, those certificates will be cancelled and exchanged as set forth in the merger agreement. The merger will not affect EPL common stock that is issued and outstanding immediately prior to the effective time of the merger.

Holders of fractional shares of Stone common stock will be entitled to receive cash in lieu of EPL common stock.

Restricted Stock. At the effective time of the merger, all remaining restrictions with respect to any Stone restricted stock will expire and any such shares will be converted into the right to receive EPL common stock or cash as described above.

Stone Stock Options. All Stone stock options will be cancelled by Stone for cash prior to the merger.

Stockholder Elections; Allocation; Proration Procedures. Each Stone stockholder will have the option to elect to receive the merger consideration in cash or in shares of EPL common stock on or prior to the election deadline. Partial elections are not permitted.

Each election form will permit holders to make one of the following elections:

•	to elect to receive shares of EPL common stock for such holder’s shares of Stone common stock;

•	to elect to receive cash for such holder’s shares of Stone common stock; or

•	to indicate that such holder makes no election, and thus has no preference, with respect to such holder’s shares of Stone common stock.

Each of the beneficial owners of shares held of record by a bank, trust company, broker, dealer or other recognized nominee record holder will notify its respective nominee record holder of its election through proper instructions and documentation to be provided by the record holder.

All elections must be made on the election form furnished to you in a separate mailing, or on a facsimile of the election form. Elections may be made by holders of Stone common stock by delivering the election form and the other required documents to the exchange agent, which is                 . For an election to be effective, an election form must be properly completed, signed and submitted in the return envelope and received by                  by the election deadline, and accompanied by:

•	the certificates representing the shares of Stone common stock as to which the election is being made or an appropriate guarantee of delivery of such certificates as set forth in such election form from a firm which is a member of a registered national securities exchange or of the NASDAQ or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the exchange agent within three New York Stock Exchange trading days after the date of execution of such guarantee of delivery;

•	a properly completed and signed letter of transmittal, which you will receive in a separate mailing along with the election form; and

•	if you are an affiliate (as such term is used in Rule 145 under the Securities Act) of Stone, a properly completed and signed affiliate letter.

EPL has the discretion, which it may delegate to the exchange agent, to determine whether any election form has been properly completed, signed and submitted or revoked and to disregard immaterial defects in the election form. The good faith decision of EPL (or the exchange agent) in such matters will be conclusive and binding. Neither EPL nor the exchange agent is under any obligation to notify any person of any defect in an election form submitted to the exchange agent. The exchange agent will also be making the computations required by the merger agreement, and all such computations will be conclusive and binding on the holders of Stone common stock in the absence of manifest error.

An election form may be changed if the record holder effectively revokes such holder’s election form in accordance with the procedures described on the election form and a new election form for such holder is received by the exchange agent prior to the election deadline. If you have instructed a broker to vote your shares, you must follow directions you receive from your broker to change or revoke your vote.

A stockholder who does not submit an election form to the exchange agent prior to the election deadline, including a holder who submits and then revokes such holder’s election form and does not re-submit an election form that is timely received by the exchange agent, or a holder who submits an election form without the other required documents, will be deemed to have indicated that such holder makes no election with respect to his or her shares of Stone common stock.

EPL and Stone will use their reasonable best efforts to mail or otherwise make available an election form and letter of transmittal to all persons who have become stockholders of Stone between the record date and the effective time of the merger.

Notwithstanding the stockholder election:

•	No more than $722,887,325 (plus any cash received by Stone upon the exercise of Stone stock options) less (i) cash paid by Stone in respect of Stone stock options outstanding immediately prior to the merger and (ii) the estimated value of dissenting shares (such amount, the “Total Cash Consideration”), will be available for Stone stockholders making a cash election.

•	No more than 35,024,151 shares of EPL common stock (the “Total Stock Consideration”) will be available for Stone stockholders making a stock election.

If the aggregate number of shares of Stone common stock with respect to which a cash election has been made would result in aggregate cash merger consideration in excess of the Total Cash Consideration:

•	Stone stockholders who elect stock receive all stock;

•	Stone stockholders who do not make an election or who are deemed to have made a non-election will receive all stock; and

•	Stone stockholders who elect cash receive (i) a pro rata portion of the Total Cash Consideration in cash and (ii) the remainder of the merger consideration as shares of EPL stock.

If the aggregate number of shares of Stone common stock with respect to which a stock election has been made would result in aggregate stock merger consideration in excess of the Total Stock Consideration:

•	Stone stockholders who elect cash receive all cash;

•	Stone stockholders who do not make an election or who are deemed to have made a non-election will receive all cash; and

•	Stone stockholders who elect stock receive (i) a pro rata portion of the Total Stock Consideration in shares of EPL stock and (ii) the remainder of the merger consideration in cash.

If the aggregate number of shares of Stone common stock with respect to which a cash election has been made would result in aggregate cash merger consideration less than the Total Cash Consideration and the aggregate number of shares of Stone common stock with respect to which a stock election has been made would result in aggregate stock merger consideration less than the Total Stock Consideration;

•	Stone stockholders who elect stock receive all stock;

•	Stone stockholders who elect cash receive all cash; and

•	Stone stockholders who do not make an election or who are deemed to have made a non-election receive a pro rata portion of the Total Stock Consideration and the Total Cash Consideration

Surrender and Payment. At or prior to the effective time of the merger, EPL will deposit with                 , the exchange agent, certificates representing the EPL common stock to be issued and, in the case of fractional shares, cash to be paid to the Stone common stockholders. The exchange agent will exchange (i) the EPL common stock for surrendered whole shares of Stone common stock and (ii) cash for surrendered fractional shares of Stone common stock, pursuant to the terms of the merger agreement.

If any Stone stock certificate has been lost, stolen or destroyed, an affidavit of that fact may be made and, if required by the surviving corporation, a bond may be posted in such reasonable amount as EPL may direct as indemnity against any claim that may be made against it with respect to such Stone stock certificate. Upon receipt of the affidavit and bond, if any, the exchange agent will issue in exchange for such lost, stolen or destroyed Stone stock certificate the requisite merger consideration.

Before any person, entity or organization that is not the record holder of surrendered Stone common stock certificate(s) receives any of the merger consideration discussed above, (i) the surrendered stock certificate(s) must be properly endorsed or otherwise in proper form for transfer and (ii) the person, entity or organization requesting the issuance of the merger consideration must pay the exchange agent any transfer or other taxes required as a result of such issuance of merger consideration unless he or it establishes to the exchange agent’s satisfaction that such tax has been paid or is not applicable.

Any shares of EPL common stock and cash that remain unclaimed one year after the effective time of the merger will be returned to EPL. Any holder of Stone common stock who has not exchanged his certificates representing such stock prior to that time may thereafter look only to EPL, as a general creditor, to exchange his stock certificates or to pay amounts to which he is entitled pursuant to the merger agreement. If outstanding Stone common stock certificates are not surrendered within six years after the effective time of the merger (or, prior to any earlier date on which the merger consideration issuable and/or payable with respect to such certificates would otherwise escheat to or become the property of any governmental unit or agency), the merger consideration payable and/or issuable with respect to those shares will become the property of EPL to the extent permitted by applicable law. None of Stone, EPL or EPL Acquisition Corp. LLC, however, will be liable to any holder of Stone common stock certificates for any amount paid, or merger consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

The merger agreement contains customary representations and warranties of EPL, EPL Acquisition Corp. LLC and Stone relating to various aspects of the respective businesses and financial statements of the parties and other matters. The representations and warranties will not survive the merger, but they will serve as the basis of conditions to each of EPL’s and Stone’s obligations to complete the merger.

Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the merger described therein, the merger agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to that agreement, and may be subject to limitations agreed to between those parties, including being qualified by disclosures between those parties. Those representations and warranties may have been made to allocate risks among the parties to the merger agreement, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the parties that differ from those applicable to stockholders. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters that the parties exchanged in connection with signing the merger agreement. Accordingly, stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in EPL’s or Stone’s public disclosures.

Conduct of Business Pending the Merger

Except as EPL otherwise agrees or as set forth in Stone’s disclosure letter, Stone has agreed that, prior to the merger, it will conduct its business in the ordinary course consistent with past practice and will use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees.

In addition, except as set forth in Stone’s disclosure letter, the merger agreement places specific restrictions on the ability of Stone (and, in some cases, Stone’s subsidiaries) to, among other things:

•	adopt or propose any change to Stone’s certificate of incorporation or bylaws (or similar organizational documents);

•	declare, set aside or pay any dividend on or other distribution on any share of capital stock of Stone or repurchase, redeem or otherwise acquire any equity interests in Stone;

•	merge or consolidate with another entity;

•	make a material acquisition, enter a new line of business or commence business operations in a new country;

•	sell, lease, license or otherwise dispose of material assets or properties;

•	settle a material tax audit, make or change any material tax election or file any material amended tax return;

•	issue securities or amend the terms of any outstanding securities;

•	incur any indebtedness outside the ordinary course of business;

•	fail to make any required contribution to any benefit plan;

•	increase compensation bonus or other benefits payable to or modify or amend any employment agreements or severance agreements with executive officers or former employees;

•	settle pending litigation or inquiry or investigation by a governmental authority outside the ordinary course of business, with an exception for lawsuits (excluding lawsuits initiated by a governmental authority) relating to Stone’s reserves revisions or restatements of its financial statements in 2005, so long as the settlement settles all claims arising therefrom and Stone and its officers, directors and affiliates are released from all claims and, other than a deductible, the settlement and all related costs are paid with funds from Stone’s directors and officers insurance policies;

•	change any method of accounting;

•	take any action that would give to rise to a claim under the Worker Adjustment and Retraining Notification Act of 1988 without in good faith attempting to comply with such Act;

•	become bound or obligated or consent to participate in any material oil or natural gas operations or, with respect to certain individual projects, become bound to or expend funds in excess of amounts budgeted therefor;

•	fail to timely meet royalty payment obligations;

•	enter into hedging transactions outside the ordinary course of business or enter into any fixed price commodity sales agreements with a duration of more than three months;

•	adopt, amend, or assume obligations to contribute to any employee benefit plan or collective bargaining agreement or enter into or amend any employment, severance or similar contract or terminate any employee benefit plan or take action that could adversely affect the qualification and compliance of any such plans with ERISA or fail to make any contributions as required by any employee benefit plan or fail to file required reports with respect to such plans;

•	approve a salary increase for any employees or terminate an employee eligible for a severance payment;

•	organize or acquire any subsidiaries;

•	enter into material agreement to license or purchase seismic data, other than pursuant to agreements or commitments existing on the date of the merger agreement;

•	amend, modify or waive any provision of Stone’s rights agreement, redeem rights issued under the rights agreement or render any of those rights inapplicable to any transaction other than the merger;

•	grant approval pursuant to the Delaware General Corporation Law of any acquisition of Stone’s common stock;

•	knowingly take any action that would or could reasonably be expected to disqualify the merger as a reorganization within the meaning of Section 368(a) of the internal revenue code; and

•	adopt a plan of partial or complete liquidation, dissolution or reorganization.

The merger agreement also places specific restrictions on the ability of EPL and EPL’s subsidiaries to, among other things:

•	acquire any business, corporation, partnership or other business organization or any assets of any other entity, other than the purchase of assets in the ordinary course of business, if such transaction would reasonably be expected to prevent or materially delay the consummation of the merger;

•	adopt or propose to adopt amendments to their charter documents which would reasonably be expected to have a material adverse impact on the consummation of the merger;

•	with respect to EPL only, split, combine or reclassify its capital stock or pay any dividends or other distributions to stockholders, except for purchases pursuant to stock repurchase plans, unless the exchange ratio is proportionately adjusted;

•	with respect to EPL, adopt a plan of partial or complete liquidation or dissolution;

•	take or commit to take any action that would or would reasonably be expected to result in a failure of a condition to closing;

•	take or commit to take any action that would materially impair or delay the ability of EPL, EPL Acquisition, Stone, or the holders of Stone common stock to consummate the merger; and

•	take any action that would or could reasonably be expected to disqualify the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Certain Additional Provisions

Tax Treatment of the Merger. EPL and Stone have agreed to use all reasonable efforts to cause the merger to qualify, and will not take, and will use all reasonable efforts to prevent any subsidiary of EPL or Stone (as applicable) from taking, any actions which could prevent the merger from qualifying as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

Acquisition Proposals (No-Shop Provisions). Until the termination of the merger agreement, Stone, its subsidiaries and its officers, directors and agents will not, directly or indirectly:

•	solicit, initiate or encourage an acquisition proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an acquisition proposal;

•	enter into any agreement with respect to an acquisition proposal; or

•	engage or participate in discussions or negotiations or disclose any nonpublic information or furnish any information with respect to, or otherwise cooperate in any way with an acquisition proposal.

However, Stone may under certain circumstances communicate and negotiate with, and furnish non-public information to, third parties that make unsolicited bona fide written acquisition proposals that could result in a transaction more favorable from a financial point of view to its stockholders, provided that Stone is obligated to inform EPL of any negotiations or the furnishing of information regarding an acquisition proposal, and subject to certain determinations by Stone’s board. The term “acquisition proposal” means any inquiry, offer or proposal or any indication of interest relating to any acquisition of (i) assets or businesses representing 10% or more of Stone and its subsidiaries, as a whole, or (ii) 10% or more of the outstanding equity interests in Stone or any of its subsidiaries, individually or taken together, holding such assets or businesses. Stone will not waive any provisions of a confidentiality agreement entered into with any person who has indicated a willingness to make an unsolicited bona fide acquisition proposal with respect to Stone without EPL’s prior written consent.

However, Stone may waive any provision of any standstill or similar agreement in effect on the date of the merger agreement to allow a person to make an acquisition proposal with respect to Stone, so long as on that date, Stone and the person making the acquisition proposal become subject to stand still provisions at least as restrictive as those in the confidentiality agreement between EPL and Stone.

Board of Directors. The board of directors of EPL following the merger will be increased by three director positions and James H. Stone, Kay G. Priestly and Richard A. Pattarozzi, each of whom is currently a director of Stone, will join the board of directors of EPL.

Reimbursement of Plains Termination Fee. Concurrently with the execution of the merger agreement, EPL advanced to Plains, on behalf of Stone, the $43.5 million termination fee that was payable by Stone upon the termination of the Plains Merger Agreement. The full amount of such termination fee shall be reimbursed by Stone to EPL upon termination of the merger agreement under the following circumstances:

•	EPL terminates because of material breach of the merger agreement by Stone (other than the representation and warranty by Stone regarding the absence of a material adverse effect);

•	Stone’s board changes/withdraws its recommendation for the merger;

•	Stone breaches the no-shop provisions of the merger agreement;

•	Stone accepts a superior proposal; or

•	the Stone stockholders do not approve the merger and within 12 months after termination of the merger agreement, Stone accepts a proposal for the acquisition of 50% or more of the voting power of Stone’s common stock or all or substantially all the assets of Stone.

If the merger agreement is terminated by either EPL or Stone after the termination date and the failure to close the transactions contemplated by the merger agreement is not the result of EPL’s material breach of the merger agreement, Stone shall reimburse EPL $25.3 million of the termination fee.

Voting Agreements. In connection with the merger agreement, the directors of EPL and Stone entered into voting agreements pursuant to which such directors agreed to vote their shares in favor of the transactions. The voting agreements cover all shares beneficially owned by the EPL directors and the Stone directors.

Conditions to the Merger

Conditions to the Obligations of Each Party. Unless waived, the respective obligations of each party to effect the merger will be subject to the fulfillment of the following conditions:

•	the requisite approval of the stockholders of EPL and Stone;

•	the absence of any pending action, suit or proceeding instituted by a governmental authority and the absence of any statute, injunction, order, judgment or other legal restraint prohibiting, enjoining or restricting the completion of the merger;

•	the absence of any stop order regarding the registration statement relating to the merger or any proceeding for such purpose pending before or threatened by the SEC;

•	the expiration or termination of any applicable waiting period under Hart-Scott-Rodino;

•	the receipt of such material permits, authorizations, consents, or approvals required to consummate the transactions contemplated by the merger agreement; and

•	the approval for listing on the New York Stock Exchange of the EPL common stock to be issued in the merger.

EPL and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholders’ meetings. Other than the declaration of effectiveness by the SEC of the registration statement of which this joint proxy statement/prospectus is part, expiration of the Hart-Scott-Rodino waiting period or Hart-Scott-Rodino approval, permits, authorizations, consents or approvals as required by state laws relating to takeovers, if applicable, state securities or blue sky laws, as set forth in the disclosure letters, and approvals that are ministerial in nature and are customarily obtained from governmental authorities there are no required governmental permits, authorizations, consents or approvals required to consummate the merger.

Conditions to EPL’s Obligations. Unless waived by EPL, the obligation of EPL to effect the merger is subject to the satisfaction at or prior to the effective time of the merger of the following additional conditions, among others:

•	performance by Stone of its obligations under the merger agreement and the representations and warranties of Stone contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

•	the absence of any change in the financial condition, business, operations or prospects of Stone that would constitute a material adverse effect;

•	the receipt by EPL of a “cold comfort” letter from Ernst & Young LLP;

•	the receipt by EPL, EPL’s counsel and Stone’s counsel of an officer’s certificate signed on behalf of Stone certifying certain tax related representations;

•	the receipt by EPL of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code; and

•	each consent, waiver and approval required by Stone to have been obtained has been obtained, and Stone must have provided EPL with copies of all such consents, waivers and approvals.

EPL and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholders’ meetings.

Conditions to Stone’s Obligations. Unless waived by Stone, the obligation of Stone to effect the merger is subject to the following additional conditions, among others:

•	performance by EPL of its obligations under the merger agreement and the representations and warranties of EPL contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

•	the absence of any change in the financial condition, business, operations or prospects of EPL that would constitute a material adverse effect;

•	the receipt by Stone, Stone’s counsel and EPL’s counsel of an officer’s certificate signed on behalf of EPL certifying certain tax related representations; and

•	the receipt by Stone of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code.

EPL and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholders’ meetings.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the stockholders of EPL or Stone:

•	by mutual written consent of Stone and EPL; or

•	by either EPL or Stone if:

•	the merger has not occurred by December 31, 2006, provided the party seeking termination has not breached in any material respect its obligations under the merger agreement that proximately contributed to the failure to consummate the merger;

•	the other party is in material breach of the merger agreement and such breach gives rise to the failure of a condition to closing and is not cured in all material respects within 20 business days after notice of such breach;

•	any law, rule or regulation makes consummation of the merger illegal or if any final and nonappealable judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the merger;

•	the EPL or Stone stockholders fail to approve the merger; or

•	Stone accepts a superior proposal and pays the termination fee to EPL; or

•	by EPL if:

•	the board of directors of Stone withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to EPL or the board recommends any acquisition proposal to its stockholders or resolves to do so;

•	a tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of Stone is commenced, and the board of directors of Stone does not recommend that its stockholders not tender their shares into such tender or exchange offer;

•	Stone shall have materially breached any of its obligations under Section 7.2 of the merger agreement (Acquisition Proposals); or

•	by Stone if EPL’s board of directors withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Stone in reference to a third party acquisition proposal.

The term “third party acquisition proposal” means an inquiry, offer or proposal from a third party that (x) is conditioned upon the termination of the merger agreement and the abandonment of the merger and (y) if consummated, would result in such third party acquiring, directly or indirectly, (A) assets or businesses that constitute or represent 30% or more of the total revenue, operating income, EBITDA or assets of EPL or (B) 30% or more of the outstanding shares of EPL’s capital stock or other equity or voting interests in any of EPL’s subsidiaries directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, in each case other than the transactions contemplated by the merger agreement.

The term “superior proposal” means an unsolicited bona fide written proposal made by a third party relating to a proposed acquisition of more than 50% of the voting power of Stone common stock or all or substantially all the assets of Stone and its subsidiaries taken as a whole on terms that the board of directors of Stone in good faith determines from a financial point of view it cannot reject in favor of the merger, based on applicable fiduciary duties and the advice of its financial advisors and outside counsel.

Please read “—Termination Fee and Expenses” for information on payment of termination fees.

Termination Fee and Expenses

The merger agreement provides that, except as provided below, all expenses incurred by the parties will be borne by the party that has incurred such expenses. If the merger agreement is terminated for any reason, Stone and EPL will share equally the expenses relating to this document and all regulatory filing fees.

The merger agreement provides for the payment by Stone to EPL of a termination fee of $44.0 million if the merger agreement is terminated in the following circumstances:

•	by EPL if Stone is in material breach of the merger agreement and such breach gives rise to a failure of a condition to closing or if the merger has not occurred by December 31, 2006 and Stone is in material breach of the merger agreement at that time, and in either case, within 12 months after such termination:

•	Stone consummates a transaction that would constitute an acquisition proposal;

•	Stone enters into a definitive agreement providing for an acquisition proposal that has been approved by the board of directors; or

•	any person or “group” acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Stone common stock and the board of directors of Stone has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership; or

•	by EPL or Stone if:

•	an acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make an acquisition proposal and, within 12 months after termination of the merger agreement, Stone or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or

•	Stone accepts a superior proposal; or

•	by EPL if:

•	the board of directors of Stone withdraws, modifies or changes its recommendation of the merger agreement or the merger adverse to EPL or the board recommends any acquisition proposal to its stockholders or resolves to do so;

•	a tender offer or exchange offer for 30% or more outstanding shares of capital stock of Stone is commenced, and the board of directors of Stone does not recommend that its stockholders not tender their shares into such tender or exchange offer; or

•	Stone has breached any of its obligations under Section 7.2 of the merger agreement relating to other acquisition proposals.

The merger agreement provides for the payment by EPL to Stone of a termination fee of $25.6 million if the merger agreement is terminated in the following circumstances:

•	by Stone if EPL’s board of directors withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Stone in reference to a third party acquisition proposal; or

•	by EPL or Stone if the EPL stockholder approval for the transaction is not obtained and a third party acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make a third party acquisition proposal and, within 12 months after termination of the merger agreement, EPL or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, a third party acquisition proposal.

Amendment and Supplement; Extension and Waiver

Amendment and Supplement. Prior to the effective time of the merger, the merger agreement may be amended or supplemented at any time in writing by EPL and Stone. However, if the merger agreement has been approved by the EPL stockholders or the Stone stockholders, then no amendment can be made that by law requires the further approval of stockholders without obtaining such further approval.

Extension and Waiver. At any time prior to the effective time of the merger, each of EPL and Stone may, to the extent permitted by law:

•	grant the other party additional time to perform its obligations under the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party; and

•	waive compliance with any agreements or conditions for the benefit of that party.

FINANCING OF THE MERGER

The following summary may not contain all of the information about the commitment letter that is important to you. We urge you to read the full text of the commitment letter, which has been filed as an exhibit to EPL’s registration statement on Form S-4, carefully and in its entirety.

On June 14, 2006, EPL, Bank of America, N.A. (“Bank of America”), Banc of America Securities LLC (“Banc of America Securities”) and Banc of America Bridge LLC (“Banc of America Bridge”) entered into a commitment letter and a related engagement letter and fee letter with respect to the financing of the merger and the related transactions. The commitment letter provides for a commitment of an aggregate of up to $2.03 billion in financing, consisting of (i) a $600 million senior secured revolving credit facility (the “Revolving Credit Facility”), (ii) a $700 million second lien term loan facility (the “Second Lien Facility” and together with the Revolving Credit Facility, the “Credit Facilities”), and (iii) a $730 million senior unsecured bridge loan facility (the “Bridge Loan Facility”). Upon consummation of the merger, as of March 31, 2006 on a pro forma basis, and based upon the anticipated financing sources for the transaction, EPL would have had outstanding (i) $150.0 million of 8.75% senior notes due 2010, (ii) approximately $200 million aggregate principal amount of debt under its new senior secured revolving credit facility (approximately $125 million of which would have been drawn to fund the merger and related transactions), (iii) a new $700.0 million second lien term loan and (iv) either a $730 million bridge loan or $730 million in aggregate principal amount of new senior notes. EPL intends to use the proceeds of the financing to repay Stone’s indebtedness, including the 8¼% Senior Subordinated Notes due 2011 and the 6¾% Senior Subordinated Notes due 2014, through a tender offer and consent solicitation and the $275 million Senior Floating Rate Notes issued in respect of the Amberjack acquisition through a mandatory redemption of those notes or a tender offer and consent solicitation.

The commitment letter expires November 15, 2006 and may be extended to December 31, 2006 by EPL and is subject to customary closing conditions. EPL has agreed to pay Bank of America, Banc of America Securities and Banc of America Bridge certain fees in connection with the commitment letter and has agreed to indemnify each of them against certain liabilities. The Revolving Credit Facility will mature four years after the closing date of the Revolving Credit Facility. The Revolving Credit Facility will be guaranteed by certain of EPL’s existing direct and indirect subsidiaries and be secured by the stock of EPL’s subsidiaries and certain other property and assets. The proceeds under the Revolving Credit Facility are to be used by EPL, in part, to finance the acquisition, to refinance certain existing indebtedness of Stone and its subsidiaries, to pay fees and expenses incurred in connection with the merger and related transactions, and for general working capital and other corporate purposes of EPL and its subsidiaries. Advances under the Revolving Credit Facility may be made to EPL on a revolving basis up to the full amount and subject to a borrowing base that is expected to initially be set at $350 million. EPL will pay a commitment fee on any unused portion of the Revolving Credit Facility, which will be determined in accordance with a performance pricing grid as set out in the commitment letter. At EPL’s option, interest on loans under the Revolving Credit Facility will bear interest at a rate equal to the London Interbank Offering Rate (LIBOR) plus the applicable margin ranging from 1% to 2% depending on the borrowing base utilization ratio or the base rate plus the applicable margin ranging from 0% to 1%. The Revolving Credit Facility provides for optional and mandatory prepayments, affirmative and negative covenants and certain financial maintenance covenants. The Second Lien Facility will be available in a single borrowing and will be subject to repayment according to a scheduled amortization with a final payment due five years after the closing date of the Second Lien Facility. The Second Lien Facility will be guaranteed and secured on a second lien basis by the same assets and property securing the Revolving Credit Facility. The proceeds under the Second Lien Facility are to be used by EPL, in part, to finance the acquisition, to refinance certain existing indebtedness of Stone and its subsidiaries and to pay fees and expenses incurred in connection with the merger and related transactions. The Second Lien Facility will provide for optional prepayments with a prepayment premium and mandatory prepayments provisions, and will be subject to a customary intercreditor agreement and standard subordination. Additionally, the Second Lien Facility will be subject to certain financial maintenance covenants and customary events of default for facilities of this nature.

EPL intends to use the Bridge Loan Facility as a source of temporary capital, if necessary, to finance the acquisition, to refinance certain existing indebtedness of Stone and its subsidiaries and to pay fees and expenses incurred in connection with the merger and related transactions. EPL intends to close an offering of senior notes substantially concurrently with the closing of the merger and related transactions. In the event the senior notes offering does not close prior to or concurrently with the merger or does not generate at least $730 million of net proceeds, EPL intends to draw under the Bridge Loan Facility as necessary to fund the acquisition and related transactions. The proceeds of any senior notes offering, if consummated concurrently with or prior to the closing of the merger, would reduce drawings under the Bridge Loan Facility dollar for dollar and if consummated after the initial drawing under the Bridge Loan Facility, would be used to repay loans under the Bridge Loan Facility.

The Bridge Loan Facility will mature twelve months from the closing date of such Bridge Loan Facility and it will be guaranteed by EPL’s existing direct and indirect subsidiaries. EPL will pay interest quarterly in arrears at a rate per annum equal to the greater of (i) three-month LIBOR plus a margin initially equal to 4.00% per annum, and (ii) 9.00% per annum, provided that, if EPL gives notice in writing pursuant to the commitment letter extending the expiration date of the commitments and undertakings thereunder to December 31, 2006, the rates referred to in clauses (i) and (ii) above may be increased by 0.25%, at the sole discretion of Banc of America Securities. The rate referred to in clause (ii) above will increase by 0.50% per annum at the end of the period 6 months after the closing date of the Bridge Loan Facility and each three-month period thereafter for as long as the Bridge Financing is outstanding; provided that the interest rate shall not exceed 11.0% per annum. The Bridge Loan Facility is subject to mandatory and optional prepayment and change of control provisions. Additionally, the Bridge Loan Facility is subject to covenants and event of default provisions customary for facilities of this nature.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summarizes certain material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Stone common stock. The following summary is not binding on the Internal Revenue Service or any court. It is based upon the Internal Revenue Code of 1986, as amended, and the Treasury regulations, rulings, and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This summary addresses only those stockholders who hold their shares of Stone common stock as a capital asset (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular Stone stockholders in light of their individual circumstances, or to Stone stockholders who are subject to special rules, such as:

•	financial institutions;

•	mutual funds;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	partnerships or other pass-through entities or investors in such entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	foreign holders;

•	persons who hold shares of Stone common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

•	holders who acquired their shares of Stone common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

In addition, tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws (e.g. estate and gift tax laws) are not addressed. Stone stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

For purposes of this discussion, a U.S. holder means a beneficial owner of Stone common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As a condition to the merger, Stone must receive an opinion of its tax counsel, Vinson & Elkins L.L.P., to the effect that (i) the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, (ii) Stone and EPL shall each be a party to the reorganization, (iii) no gain or loss shall be recognized by a Stone stockholder who exchanges Stone common stock solely for EPL common stock except for any gain or loss recognized with respect to any cash received in lieu of fractional share interests, (iv) with respect to a Stone stockholder who exchanges Stone common stock for EPL common stock and cash, gain realized (if any), but not loss, will be recognized on the exchange, but only to the extent such gain does not exceed the amount of cash received (excluding any cash received in lieu of fractional shares of EPL common stock), and (v) with respect to a Stone stockholder who exchanges Stone common stock solely for cash, gain or loss will be recognized equal to the difference, if any, between the amount of cash received and the tax basis of the Stone common stock exchanged therefor. As a condition to the merger, EPL must receive an opinion of its tax counsel, Cahill Gordon & Reindel LLP, that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that EPL and Stone shall each be a party to the reorganization, and that neither EPL nor Stone will recognize any gain or loss because of the merger.

Each tax opinion will rely on certain representations made by EPL and Stone. Furthermore, each tax opinion will be subject to certain assumptions, limitations and qualifications. If any of these representations or assumptions is inconsistent with the actual facts, the tax opinions may be rendered ineffective and the U.S. federal income tax treatment of the merger could be materially and adversely affected.

If the conclusions in the tax opinions delivered at closing are materially different from the opinions described herein, we will resolicit stockholder approval. Further, in the event that either EPL or Stone waives receipt of such opinion from its counsel, EPL and Stone will resolicit the approval of its stockholders after providing appropriate disclosure.

An opinion of counsel represents counsel’s legal judgment, but is not a guarantee, and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the tax consequences of the merger.

Assuming that the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences to the Stone stockholders:

•	no gain or loss shall be recognized by a Stone stockholder who exchanges Stone common stock solely for EPL common stock except for any gain or loss recognized with respect to any cash received in lieu of fractional share interests as described below;

•	with respect to a Stone stockholder who exchanges Stone common stock for EPL common stock and cash, gain realized (if any), but not loss, will be recognized on the exchange, but only to the extent such gain does not exceed the amount of cash received (excluding any cash received in lieu of fractional shares of EPL common stock) — for this purpose, the amount of gain realized by a Stone shareholder in the merger will equal the excess of the sum of the fair market value of the EPL common stock received (including any fractional shares for which cash will be received) as of the effective time of the merger plus the amount of cash received (excluding any cash received in lieu of fractional shares) over the holder’s tax basis in the Stone common stock exchanged therefor;

•	with respect to a Stone stockholder who exchanges Stone common stock solely for cash, gain or loss will be recognized equal to the difference, if any, between the amount of cash received and the tax basis of the Stone common stock exchanged therefor;

•	the aggregate tax basis for the EPL common stock received in the merger (including fractional shares for which cash is received) by a Stone stockholder will be the same as the tax basis of the Stone common stock exchanged therefor, decreased by the amount of cash merger consideration received by such stockholder (excluding any cash received in lieu of fractional shares of EPL common stock) and increased by the amount of gain, if any, recognized by such stockholder (other than gain recognized with respect to any cash received in lieu of fractional share interests);

•	the holding period for the EPL common stock received in the merger by a Stone stockholder (including fractional shares for which cash is received) will include the period during which the holder held the Stone common stock exchanged therefor;

•	a Stone stockholder who receives cash in lieu of a fractional share of EPL common stock will be treated as having received the fractional share and having exchanged the fractional share for cash, and will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to the fractional share of EPL common stock deemed received;

•	holders of Stone common stock who exercise dissenters’ rights will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis of the Stone common stock exchanged therefor; and

•	the amount and character of gain or loss will be computed separately for each block of Stone common stock held by the holder. Any recognized gain or loss generally will be capital gain or loss and generally will be long term if, as of the date of the merger, the shareholder has held the shares of Stone common stock for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding; Information Reporting

Under U.S. federal income tax laws, the exchange agent will generally be required to report to a Stone stockholder and to the IRS any reportable payments made to such Stone stockholder in the merger, and backup withholding may apply to such payment. To avoid such backup withholding, a Stone stockholder must provide the exchange agent a properly completed Substitute Form W-9, signed under penalties of perjury, including such stockholder’s current Taxpayer Identification Number, or TIN, and other certifications. Certain Stone stockholders (including, among others, corporations) are exempt from these backup withholding and reporting requirements. Exempt holders who are not subject to backup withholding should indicate their exempt status on a Substitute Form W-9 by entering their correct TIN, marking the appropriate box and signing and dating the Substitute Form W-9 in the space provided.

Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding may be reduced by the amount of tax withheld and a refund of any excess tax may be obtained from the IRS provided the requisite information is timely furnished to the IRS.

The foregoing discussion is for general information only and not intended to be legal or tax advice to any particular Stone stockholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Stone stockholder will depend on that stockholder’s particular situation. Stone stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following tables sets forth information regarding the beneficial ownership of:

•	EPL common stock as of July 17, 2006 and Stone common stock as of June 30, 2006; and

•	the combined company common stock after the effective time of the merger assuming (i) an exchange ratio at the midpoint of the collar, (ii) each stockholder receives 50% cash and 50% stock and (iii) that all Stone options are purchased by Stone for cash, by:

•	each current director and executive officer of EPL and each current director and named executive officer of Stone;

•	all current executive officers and directors as a group; and

•	each person known by EPL or Stone, as applicable, to own beneficially more than 5% of the outstanding shares of EPL or Stone common stock, as applicable.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Unless otherwise indicated, to the knowledge of EPL or Stone, as applicable, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated. The address of the EPL and the combined company directors and officers is 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. The address of the Stone directors and officers is 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

The percentages are based on (i) 27,761,146 shares of Stone common stock issued and outstanding on June 30, 2006, and (ii) 38,381,509 shares of EPL common stock issued and outstanding as of July 17, 2006. The combined company percentages are based on 73,405,660 shares of EPL common stock assumed to be issued and outstanding immediately after the merger.

EPL

Beneficial Owner	Common Shares	Percent of Common Shares(1)
Richard A. Bachmann (2)	2,930,896	7.6
John C. Bumgarner, Jr. (3)	62,004	*
Jerry D. Carlisle (4)	26,482	*
Harold D. Carter (3)	51,310	*
Enoch L. Dawkins (5)	18,879	*
T. Rodney Dykes (6)	61,446	*
Dr. Norman C. Francis (7)	12,418	*
Robert D. Gershen (3)	53,834	*
Phillip A. Gobe (8)	32,670	*
William R. Herrin, Jr. (7)	12,861	*
William O. Hiltz (9)	118,854	*
Javan D. Ottoson	—	*
John H. Peper (10)	246,412	*
John G. Phillips (3)	48,868	*
All directors and executive officers as a group (14 persons)	3,676,934	9.4
FMR Corp. (11)	3,839,800	10.0
Steadfast Capital Management LLC (12)	1,930,000	5.0

*	Represents beneficial ownership of less than 1%.
(1)

Percentage ownership of a holder or class of holders is calculated by dividing (1) the number of shares of Common Stock, including restricted shares, outstanding attributed to such holder or class of holders, as the case may be, plus the total number of shares of Common Stock underlying options exercisable and restricted share units that vest within sixty days from July 17, 2006 and warrants held by such holder or class of holders, as the case may be, by (2) the total number of shares of Common Stock outstanding plus the total number of shares of Common Stock underlying options exercisable and restricted share units that vest within sixty days from July 17, 2006 and warrants held by such holder or class of holders, as the case may be, but not Common Stock underlying such securities held by any other person.

(2)	Includes 885,898 shares of Common Stock pledged to support obligations incurred in three separate transactions under a Forward Purchase Agreement. Mr. Bachmann retains voting rights with respect to these shares. The number of shares to be delivered commencing in June 2007 pursuant to such agreement will be based on the market price of the Company’s Common Stock and will not exceed 885,898 shares. Mr. Bachmann has the right to deliver cash instead of shares of Common Stock. Also includes (i) 327,335 shares of Common Stock underlying options granted to Mr. Bachmann under our 2006 Long Term Stock Incentive Plan, which may be exercised within 60 days from July 17, 2006, (ii) 2,171 shares of Common Stock beneficially owned by Mr. Bachmann and held in trust by the Energy Partners, Ltd. 401(k) Plan and (iii) 1,000 shares beneficially owned by Mr. Bachmann’s wife. The address for Mr. Bachmann is Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.
(3)	Includes 27,422 shares of Common Stock underlying options exercisable, and 1,118 restricted share units vesting, within 60 days of July 17, 2006 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to each of Messrs. Bumgarner, Carter, Gershen and Phillips. Also includes 15,819 and 1,993 phantom shares accrued for Messrs. Bumgarner and Gershen under our Stock and Deferral Plan for Non-Employee Directors.
(4)	Includes 17,422 shares of Common Stock underlying options exercisable, and 1,118 restricted share units vesting, within 60 days of July 17, 2006 granted to Mr. Carlisle under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors. Includes 500 shares of Common Stock beneficially owned by Mr. Carlisle’s wife of which Mr. Carlisle disclaims beneficial ownership.
(5)	Includes 13,422 shares of Common Stock underlying options exercisable, and 1,118 restricted share units vesting, within 60 days of July 17, 2006 granted to Mr. Dawkins under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors.
(6)	Includes 54,000 shares of Common Stock underlying options exercisable within 60 days of July 17, 2006 granted to Mr. Dykes under our 2006 Long Term Stock Incentive Plan. Also includes 1,543 shares of Common Stock beneficially owned by Mr. Dykes and held in trust by the Energy Partners, Ltd. 401(k) Plan.
(7)	Includes 7,422 shares of Common Stock underlying options exercisable, and 1,118 restricted share units vesting, within 60 days of July 17, 2006 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to each of Dr. Francis and Mr. Herrin. Also includes 1,780 phantom shares accrued for Dr. Francis under our Stock and Deferral Plan for Non-Employee Directors.
(8)	Includes 31,834 shares of Common Stock underlying options exercisable within 60 days of July 17, 2006 granted to Mr. Gobe under our 2006 Long Term Stock Incentive Plan. Also includes 836 shares of Common Stock beneficially owned by Mr. Gobe and held in trust by the Energy Partners, Ltd. 401(k) Plan.
(9)	Includes 11,422 shares of Common Stock underlying options exercisable, and 1,118 restricted share units vesting, within 60 days of July 17, 2006 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to Mr. Hiltz, and 4,314 phantom shares accrued for Mr. Hiltz under our Stock and Deferral Plan for Non-Employee Directors.
(10)	Includes 127,300 shares of Common Stock underlying options exercisable, within 60 days of July 17, 2006 granted under our 2006 Long Term Stock Incentive Plan, and 68,445 warrants granted in the acquisition of Hall-Houston Oil Company in 2002, which are currently exercisable. Also includes 1,351 shares of Common Stock beneficially owned by Mr. Peper and held in trust by the Energy Partners, Ltd. 401(k) Plan.
(11)	Based on an Amended Schedule 13G filed with the Securities and Exchange Commission on April 10, 2006, for shares held by FMR Corp. FMR Corp. has sole voting power with respect to 9,200 of the shares and sole investment power with respect to 3,839,800 of the shares. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.
(12)	Based on a Schedule 13G filed with the Securities and Exchange Commission on March 17, 2006, for shares held by Steadfast Capital Management LLC, Steadfast Advisors LLC, Steadfast Capital, L.P., American Steadfast, L.P., Steadfast International Ltd. and Robert S. Pitts, Jr., the managing member of Steadfast Capital Management LLC and Steadfast Advisors LLC (collectively, “Steadfast”). The address for Steadfast is 767 Fifth Avenue, 6th Floor, New York, New York 10153.

STONE

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Touradji Capital Management, LP (2)	2,644,661	9.6%
Mac-Per-Wolf Company (3)	2,023,819	7.4%
Dimensional Fund Advisors (4)	1,855,972	6.8%
Artisan Partners Limited Partnership (5)	1,659,164	6.1%
Barclays Global Investors, N.A. (6)	1,561,525	5.7%
James H. Stone (7)	1,398,201	5.1%
David H. Welch	116,072	*
Andrew L. Gates, III	59,500	*
Craig L. Glassinger	65,300	*
Jerome F. Wenzel, Jr.	11,500	*
Peter K. Barker	17,533	*
Robert A. Bernhard (8)	146,425	*
George R. Christmas	12,733	*
B. J. Duplantis	26,945	*
Raymond B. Gary (9)	79,142	*
John P. Laborde	37,870	*
Richard A. Pattarozzi	16,533	*
Kay G. Priestly	3,200	*
David R. Voelker (10)	199,965	*
Executive Officers and Directors as a group (consisting of 19 persons)	2,408,819	8.8%

*	Less than 1%.
(1)	Under the regulations of the Securities and Exchange Commission, shares are deemed to be “beneficially owned” by a person if he directly or indirectly has or shares the power to vote or dispose of, or to direct the voting or disposition of, such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. The shares beneficially owned by (i) Mr. Stone include 78,200 shares, (ii) Mr. Welch include 46,000 shares, (iii) Mr. Gates include 51,400 shares, (iv) Mr. Glassinger include 56,200 shares, (v) Mr. Wenzel include 2,000 shares, (vi) Messrs. Barker, Duplantis, Gary, Laborde, Voelker, and Pattarozzi each include 13,333 shares, (vii) Mr. Bernhard include 8,333 shares, (viii) Mr. Christmas include 8,701 shares and (ix) the executive officers and directors as a group include 509,231 shares, that may be acquired by such persons within 60 days through the exercise of stock options. Unless otherwise noted, the address for each beneficial owner is c/o Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.
(2)	Touradji Capital Management, LP’s address is 101 Park Avenue, 47th Floor, New York, NY 10178. The number of shares is based on information obtained from third parties.
(3)	Mac-Per-Wolf Company’s address is 311 S. Wacker Drive, Suite 6000, Chicago, Illinois 60606. The number of shares held is based on information obtained from third parties. This reporting person reports on behalf of its two subsidiaries, PWMCO, LLC and Perkins, Wolf, McDonnell and Company, LLC, in which Janus Capital Management LLC owns an interest.
(4)	Dimensional Fund Advisors’ address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The number of shares held is based on information obtained from third parties.
(5)	Artisan Partners Limited Partnership’s address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. The number of shares held is based on information obtained from third parties. Artisan Partners is an investment adviser with Artisan Investment Corporation as the general partner and Andrew A. Ziegler and Carlene Murphy Ziegler as principal stockholders of the corporation.
(6)	Barclays Global Investors, N.A.’s address is 45 Fremont Street, San Francisco, California 94105. The number of shares held is based on information obtained from third parties.

(7)	Mr. Stone’s address is 909 Poydras, Suite 2650, New Orleans, Louisiana 70112. Includes shares owned by two partnerships known as James H. Stone Interests and James H. Stone Interests II, of which Mr. Stone disclaims any pecuniary interest with respect to 59,226 and 16,234 shares, respectively. Also includes 7,620 shares held by Thomas Stone as custodian for the benefit of Mr. Stone’s two minor children, to which Mr. Stone disclaims any pecuniary interest. Also includes 1,045 shares owned by a limited liability company in which Mr. Stone has a 4% interest.
(8)	Includes 30,000 shares held by the Bernhard Trust “B” of which Mr. Bernhard is the trustee and a potential beneficiary, and 2,000 shares held by Mr. Bernhard’s wife.
(9)	Includes 20,000 shares owned by Mr. Gary’s wife.
(10)	Includes 72,440 shares owned by two trusts for the benefit of Mr. Stone’s children, of which Mr. Voelker is a trustee, 85,970 shares owned by Frantzen/Voelker Investments, L.L.C., in which Mr. Voelker owns a 20% interest. Mr. Voelker disclaims any pecuniary interest with respect to the shares owned by the trusts for the benefit of Mr. Stone’s children.

The Combined Company

Name of Beneficial Owner	Common Shares	Percent of Common Shares
Richard A. Bachmann	2,930,896	4.0
John C. Bumgarner, Jr.	62,004	*
Jerry D. Carlisle	26,482	*
Harold D. Carter	51,310	*
Enoch L. Dawkins	18,879	*
T. Rodney Dykes	61,446	*
Dr. Norman C. Francis	12,418	*
Robert D. Gershen	53,834	*
Phillip A. Gobe	32,670	*
William R. Herrin	12,861	*
William O. Hiltz	118,854	*
Javan D. Ottosan	—	*
Richard A. Parrarozzi	4,037	*
Kay G. Priestly	4,037	*
John H. Peper	246,412	*
John G. Phillips	48,868	*
James H. Stone	832,627	*
All directors and executive officers as a group (17 persons)	4,517,634	6.1
FMR Corp.	3,839,800	5.2

*	Represents beneficial ownership of less than 1%.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Stone stockholders are governed by Stone’s certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware, and the rights of EPL stockholders are governed by EPL’s certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware. After the merger, the Stone stockholders will become stockholders of EPL and accordingly their rights will be governed by EPL’s certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware. While the rights and privileges of Stone stockholders are, in many instances, comparable to those of the stockholders of EPL, there are some differences. The following is a summary of the material differences as of the date of this document between the rights of the Stone stockholders and the rights of EPL stockholders. These differences arise from differences between the respective certificates of incorporation and bylaws of Stone and EPL.

The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the following references to the Delaware General Corporate Law and the respective certificates of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of Stone and EPL for a more complete understanding of these differences.

EPL	Stone
Capital Stock:

Pre-Merger:	Pre-Merger:

EPL is authorized to issue:	Stone is authorized to issue:

• 100,000,000 shares of common stock, of which 38,381,509 are issued and outstanding as of July 17, 2006.	• 100,000,000 shares of common stock, of which 27,762,679 are issued and outstanding as of July 17, 2006.

• 1,700,000 shares of preferred stock, of which none are issued and outstanding.	• 5,000,000 shares of preferred stock, of which none are issued and outstanding.

Post-Merger:

EPL will be authorized to issue:

• 150,000,000 shares of common stock (assuming approval of the amendment to the certificate of incorporation to increase authorized capital).

• 1,700,000 shares of preferred stock, of which none are issued and outstanding.

Rights Plans:

Pre-Merger:	Pre-Merger:

• EPL is not party to a rights plan.

•     Stone amended its rights plan in connection with entering into the merger agreement. Neither the completion of the merger nor any of the transactions contemplated thereby will constitute an acquisition under the rights plan.

Post-Merger:

• EPL will not be a party to a rights plan.

EPL	Stone
Number and Term of Directors:

Pre-Merger:	Pre-Merger:

• The number of directors shall be determined from time to time by resolution of the board.	• The number of directors shall be determined from time to time by resolution of the board. The board is divided into three classes, with each class serving a three year term.

Currently, there are eleven directors on the board.	Currently, there are ten directors on the board.

Post-Merger:

After the merger, there will be fourteen directors on the board.

Stockholder Consents:

Pre-Merger and Post-Merger:	Pre-Merger:

• EPL stockholders may act by written consent if the greater of (i) the number of stockholders necessary to authorize the action or (ii) 85% of the total outstanding shares consent in writing.	• Stone stockholders may act by written consent if all of the stockholders entitled to vote consent in writing.

Removal of Directors:

Pre-Merger and Post-Merger:	Pre-Merger:

• Any director may be removed, with or without cause, by a majority stockholder vote.	• Any director may be removed for cause by a majority stockholder vote.

Votes Per Share:

Pre-Merger and Post-Merger:	Pre-Merger:

• Each stockholder is entitled to one vote per share.	• Each stockholder is entitled to one vote per share.

Adjournment of Stockholder Meetings:

Pre-Merger and Post-Merger:	Pre-Merger:

• If a quorum is not represented at a stockholder meeting, a majority of stockholders present or represented has the power to adjourn the meeting until a quorum is represented.	• Neither the Stone certificate of incorporation nor its bylaws have any provisions dealing with this issue.

Proxies:

Pre-Merger and Post-Merger:	Pre-Merger:

• No proxy shall be voted on after three years from its date, unless a longer period is provided.	• No proxy shall be voted on after three years from its date, unless a longer period is provided.

EPL	Stone
Director Nominations:

Pre-Merger and Post-Merger:	Pre-Merger:

•      Nominations of directors and the proposal may be made only (i) by or at the direction of the board of directors or (ii) by any stockholder who was a stockholder of record at the time of nomination, who shall be entitled to vote at the meeting (or a duly authorized proxy therefor) and who complies with the notice procedures set forth in the bylaws.

• Neither the Stone certificate of incorporation nor its bylaws have any provisions dealing with this issue.

Special Meeting of Stockholders:

Pre-Merger and Post-Merger:	Pre-Merger:

• May be called by chairman of the board or the president of EPL and must be called by the president or secretary of EPL at the written request of a majority of the board.	• May be called by the chairman of the board, the president or, upon written request of any two directors, the secretary.

Charter Amendments:

Pre-Merger and Post-Merger:	Pre-Merger:

• The EPL certificate of incorporation may be amended upon the affirmative vote of a majority of the outstanding common stock.	• The Stone certificate of incorporation may be amended upon the affirmative vote of a majority of the outstanding common stock.

EPL’S CERTIFICATE OF INCORPORATION AMENDMENT PROPOSAL

At the EPL special meeting, EPL stockholders will be asked to approve an amendment to EPL’s restated certificate of incorporation to amend Section 4(a)(i), which will result in an increase to the number of authorized shares of common stock. This amendment will not be effected if the Stone merger does not occur. EPL’s certificate of incorporation currently authorizes for issuance 101,700,000 shares consisting of 100,000,000 shares of common stock and 1,700,000 shares of preferred stock. The approval of this amendment to the certificate of incorporation will increase EPL’s authorized shares of common stock to 150,000,000, bringing its total authorized stock to 151,700,000 shares. The full text of the Amendment to the EPL Restated Certificate of Incorporation is attached as Annex D and is incorporated herein by reference. EPL encourages you to read the entire Amendment to the EPL Restated Certificate of Incorporation. After the merger, EPL will have approximately                  shares of common stock issued and outstanding. As of the record date set for this meeting, no preferred stock of EPL is issued and outstanding.

Upon filing the certificate of amendment to EPL’s restated certificate of incorporation to increase EPL’s authorized shares of common stock from 100,000,000 to 150,000,000, Section 4(a)(i) of EPL’s restated certificate of incorporation will be as follows:

“(i) One hundred fifty million (150,000,000) shares of Common Stock, par value $0.01 per share (“Common Stock”), and”

The additional shares of EPL common stock would be available for issuance from time to time as determined by EPL’s board of directors for any proper corporate purpose, and will allow EPL greater flexibility to consider future acquisitions and financings involving stock, as well as stock splits and similar transactions. EPL’s board of directors has no immediate plans, understandings, agreements or commitments to issue additional shares of stock for any purpose in a transaction in which EPL’s stockholders would not have an opportunity to vote upon the transaction. However, the increase in the number of authorized shares of common stock would enable EPL to promptly take advantage of market conditions and the availability of favorable opportunities without the delay and expense associated with holding a special meeting of stockholders at that time. Any future issuances will remain subject to separate stockholder approval if required under Delaware corporate law and/or the New York Stock Exchange listing standards.

In addition to the corporate purposes discussed above, the authorization of additional capital stock, under certain circumstances, may have an anti-takeover effect, although this is not the intent of EPL’s board of directors. For example, it may be possible for the board of directors to delay or impede a takeover or transfer of control of EPL by causing such additional authorized shares to be issued to holders who might side with the board of directors in opposing a takeover bid that the board of directors determines is not in the best interests of EPL and its stockholders. However, the board of directors is not aware of any attempt to take control of EPL and the board of directors did not propose the increase in EPL’s authorized capital stock with the intent that it be utilized as a type of anti-takeover device.

The relative voting and other rights of holders of the common stock will not be altered by the authorization of additional shares of common stock. Each share of common stock will continue to entitle its owner to one vote. As a result of the increased authorization, the potential number of shares of common stock outstanding will be increased.

The EPL board of directors proposes and recommends that you vote to approve the proposal to amend the certificate of incorporation of EPL to increase the number of authorized shares of common stock to 150,000,000 if the merger occurs.

EPL’S AMENDED AND RESTATED 2006 LONG TERM STOCK INCENTIVE PLAN

The Amended and Restated 2006 Long Term Stock Incentive Plan (the “2006 Plan”) is designed to enable qualified employees and consultants of EPL to acquire or increase their ownership of Common Stock on reasonable terms. The purposes of the 2006 Plan are to advance the interests of EPL and its stockholders by providing a means to attract, retain, and motivate employees of EPL, its subsidiaries and its affiliates upon whose judgment, initiative and efforts the continued success, growth and development of EPL is dependent. The terms of the 2006 Plan are substantially identical to EPL’s existing 2006 Long Term Stock Incentive Plan which was approved by EPL’s stockholders on May 4, 2006, except that (i) the number of shares authorized for issuance under the 2006 Plan would be increased by 2,500,000, (ii) the 2006 Plan contains limits on the number of shares that may be issued with respect to certain awards not meeting specified vesting requirements as described under the heading “Shares Available for Awards” and (iii) an additional 2,500,000 shares would be available for issuance as ISOs (as defined below) under the 2006 Plan.

As of March 31, 2006, 104,409 shares remained available for grant under EPL’s Amended and Restated 2000 Long Term Stock Incentive Plan (the “Prior Plan”). Also as of March 31, 2006, there were 285,000 shares available for grant under EPL’s Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors. As of July 17, 2006, there were outstanding under EPL’s benefit plans an aggregate of 1,994,565 stock options with an average exercise price of $16.60 and an average remaining term of 7.39 years, 331,187 performance shares and 720,316 restricted shares and restricted stock units.

EPL’s Board has reserved for issuance under the 2006 Plan 5,000,000 shares of Common Stock, plus any shares available for grant under the Prior Plan on May 4, 2006 and any shares available for issuance under Stone’s 2004 Amended and Restated Stock Incentive Plan (the “Stone Plan”) on the effective date of the merger (as adjusted based on the value of the consideration paid in the Merger), as may be increased as described under “Adjustments” below. As of                 , 2006,          shares remained available for issuance under the Stone Plan. The terms and conditions of any option or stock grant would be determined by the Compensation Committee of EPL’s Board of Directors (the “Committee”). However, all of the shares previously available for grant under the Stone Plan, which (as adjusted based on the value of the consideration paid in the merger) will be included in the total number of shares available for grant under the 2006 Plan, may only be granted to individuals who were not employed by EPL prior to the merger.

A summary of the 2006 Plan is set forth below. This summary is qualified in its entirety by the full text of the 2006 Plan, which is attached to this Form S-4 Registration Statement as Annex E.

Summary of the Plan

Administration

The 2006 Plan will be administered by the Committee. All of the members of the Committee are (i) “Non-Employee Directors” as defined in Rule 16b-3 adopted pursuant to the Exchange Act, (ii) “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code and (iii) independent under the rules of the New York Stock Exchange (provided, however, that the mere fact that the Committee fails to meet one of these requirements will not invalidate an award otherwise made under the 2006 Plan).

The Committee will have the authority to designate participants, designate affiliates, determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2006 Plan; accelerate the exercisability or vesting of any award; extend the period during which an award is exercisable; and make all other decisions and determinations that may be required under the 2006 Plan.

Eligibility

The Committee may select as a participant in the 2006 Plan any employees and consultants including any director who is an employee or consultant to EPL, any subsidiary or an affiliate. A Director who is not an employee is not eligible to receive awards under the 2006 Plan. Awards may be made to employees whether or not they have received prior awards under the 2006 Plan or under any other plan, and whether or not they are participants in our other benefit plans. An award may be granted to an employee or consultant in connection with his or her hiring or retention provided that the award may not become vested or exercisable prior to the date such person first provides services.

Permissible Awards

The 2006 Plan authorizes the granting of awards in any of the following forms:

Stock Options. A stock option (“Option”) is the right to purchase, in the future, shares of common stock at a set price. Under the 2006 Plan, an Option may be (i) an Incentive Stock Option (“ISO”), which is any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code; or (ii) a Non-Qualified Stock Option (“NQSO”), which is any Option that is not an ISO. The purchase price of shares subject to any Option must not be less than the fair market value of a share on the date of the grant of the Option. Fair market value is defined as the closing price of the common stock on the date the grant is made.

The maximum term of any Option is ten years from the date the Option was granted except in the event of death or disability. The Committee can fix a shorter period, and can impose such other terms and conditions on the grant of Options as it chooses, consistent with applicable laws and regulations.

Except for certain antidilution adjustments, the 2006 Plan prohibits (1) amendments to lower the exercise price of outstanding Options and Share Appreciation Rights (“SARs”), (2) exchanges of Options or SARs for other Options or SARs with lower exercise prices, and (3) exchanges of Options or SARs with an exercise price in excess of then fair market value for cash or another award, in each case unless stockholder approval is obtained.

Share Appreciation Rights. A SAR is the right to receive upon the exercise of each share the excess of (1) the closing price of one share of common stock on the date of the exercise over (2) the exercise price per share of the SAR, as determined by the Committee as of the date of the grant of the SAR (which shall not be less than the fair market value of the share on the date of the grant of the SAR).

The maximum term of any SAR is ten years from the date the SAR was granted except in the event of death or disability. The Committee can fix a shorter period, and can impose such other terms and conditions on the grant of SARs as it chooses, consistent with applicable laws and regulations.

Performance Shares and Performance Units. Performance Shares and Performance Units are the right to receive shares, cash or a combination of shares and cash upon the achievement of pre-established performance goals as specified by the Committee. The performance goal or goals that may be selected by the Committee are described below under the heading “Performance Awards.” Except as otherwise determined by the Committee, upon the termination of the participant’s employment or consulting services with EPL, its subsidiaries and its affiliates during the performance period, Performance Shares and Performance Units for which the performance period was prescribed will be forfeited.

Restricted Shares. A Restricted Share is an award of a share of common stock subject to certain restrictions and conditions imposed by the Committee, which may include the attainment of specified performance goals. Restricted Shares restrict transfer of the shares received and affect the timing of the realization of tax consequences on the transaction. Except as otherwise determined by the Committee, participants receiving Restricted Shares shall have all of the rights of a stockholder, including the right to vote Restricted Shares and receive dividends thereon. Except as otherwise determined by EPL, upon the termination of the participant’s employment or consulting services with the Company, its subsidiaries and its affiliates during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends (see below) will be forfeited.

Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred (with or without the crediting of interest or earnings equivalents thereon as determined by the Committee) for payment to such date as determined by the Committee, and may be subject to such forfeiture conditions as the Committee may prescribe.

Restricted Share Units. A Restricted Share Unit is the right to receive shares or cash at the end of a specified deferral period. In addition, Restricted Share Units are subject to such restrictions as the Committee may impose, which may include the attainment of specified performance goals, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, as the Committee may determine. Except as otherwise determined by the Committee, upon the termination of the participant’s employment or consulting services with EPL, its subsidiaries and its affiliates during the applicable deferral period or upon failure to satisfy any other conditions precedent to the delivery of the shares, Restricted Share Units that are at that time subject to deferral or restriction will be forfeited.

Unless otherwise determined by the Committee, Dividend Equivalents (see below) on the specified number of shares covered by a Restricted Share Unit shall be either paid at the dividend payment date, or deferred with respect to such Restricted Share Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Share Units or other awards, as determined by the Committee.

Dividend Equivalents. A Dividend Equivalent is the right to receive cash, shares, or other property equal in value to dividends paid with respect to a specified number of shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another award, and may be paid currently or on a deferred basis.

Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant such other share-based awards as deemed to be consistent with the purposes of the Plan.

Performance Awards

If the Committee determines that an award of Performance Shares, Performance Units, Restricted Shares, Restricted Share Units or other Share-Based Awards should qualify under the performance-based exception to the $1.0 million cap on deductibility under Section 162(m) of the Code, the grant, vesting, exercise and/or settlement shall be contingent upon the achievement of pre-established performance goals as specified by the Committee. These pre-established performance goals are based on one or more of the following business criteria for EPL and/or for specified subsidiaries or affiliates or other business units or lines of business of EPL: (1) total stockholder return; (2) earnings; (3) earnings per share; (4) reserve replacement, which may include acquisitions; (5) increase in value of proved reserves and other reserve-based measures; (6) operating income; (7) net income; (8) pro forma net income; (9) return on stockholders’ equity; (10) return on designated assets; (11) net asset value; (12) economic value added; (13) revenues; (14) expenses; (15) operating profit margin; (16) operating cash flow; (17) cash flow per share; (18) production growth; (19) finding and development costs, which may include results from acquisitions; (20) lease operating expense per barrel of oil equivalent, which may be adjusted for inflation; (21) stock price performance; (22) return on investment; and (23) net profit margin. Achievement of performance goals in respect of such awards shall be measured over a performance period, as specified by the Committee, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

Shares Available for Awards

The maximum number of shares of common stock which may be used in connection with awards under the 2006 Plan is 5,000,000, plus any shares available for grant under the Prior Plan on May 4, 2006 and any shares available for grant under the Stone Plan on the effective date of the merger (as adjusted based on the value of the consideration paid in the merger) and as may be increased as described under “Adjustments” below; provided that any shares granted as Options or SARs shall be counted against the number of shares reserved and available as one (1) share for each one (1) share granted, regardless of the number of actual shares issued in settlement of SARs at the time of exercise, and any shares granted as awards other than Options or SARs shall be counted against this number as one and one half (1.5) shares for every one (1) share granted.

Awards granted by EPL in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by EPL or any subsidiary or with which EPL or any subsidiary combines shall not reduce the shares authorized for grant under the 2006 Plan or authorized for grant to a participant in any period. Subject to meeting certain conditions, in the event that a company acquired by EPL or any subsidiary or with which EPL or any subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan may be used for awards under the 2006 Plan and shall not reduce the shares authorized for grant under the 2006 Plan.

The maximum number of shares with respect to which Options or SARs may be granted during any 36 month period to any participant under the 2006 Plan shall be 1,000,000 shares. The maximum number of shares reserved for issuance in connection with ISOs shall be limited to 5,000,000 shares. The maximum number of shares that may be granted during any 36 month period to any participant in connection with stock-based awards other than stock options and SARs intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code shall be limited to 1,000,000 shares or the equivalent thereof.

With respect to Performance Shares, Performance Units, Restricted Shares, Restricted Share Units and Other Share-Based Awards not meeting the vesting requirements set forth below (but disregarding for this purpose any awards made at the election of a participant in lieu of all or any portion of such participant’s cash bonus), the maximum number of shares available for issuance in connection with any such awards shall be limited to 5% of the total number of shares reserved for grant under the Plan. The vesting requirements referenced above in the preceding sentence shall be as follows: (A) in the case of Performance Shares, Performance Units, and Restricted Shares, Restricted Share Units and Other Share-Based Awards that are performance-based, the award may not vest prior to the expiration of one year following the date of grant (except as provided in (C) below), (B) in the case of Restricted Shares, Restricted Share Units and Other Share-Based Awards that are not performance-based, the award may not vest more rapidly than ratably over the three-year period beginning on the date of grant (except as provided in (C) below), and (C) the Committee may provide (at the date of grant or thereafter) for vesting earlier than as provided in (A) or (B) above, whichever is applicable, only in the event of death, disability, retirement or a change of control of EPL.

The maximum amount payable upon settlement of cash-based awards designed to qualify under the performance-based compensation exception under Section 162(m) of the Code granted under the 2006 Plan for any calendar year to any participant shall not exceed $5,000,000.

EPL established a policy limiting our average annual “burn rate” with respect to equity awards under the 2006 Plan to no more than 2.5% of our shares outstanding. This policy will be applied to grants made in the 2006, 2007 and 2008 calendar years. The burn rate will be calculated by dividing the number of Stock Options, Restricted Shares, Restricted Share Units and stock-settled SARs granted, and performance shares and stock-settled performance units paid, during each fiscal year by the number of basic shares outstanding at the end of the fiscal year. SARs settled in cash will not be included in the calculation of burn rate. For the purposes of the calculation, one full value share equals two option shares.

Adjustments

In the event of a stock split, stock dividend, reverse split, reorganization, merger, spin-off, repurchase, share exchange, extraordinary distribution, recapitalization, combination or consolidation or other similar corporate transaction affecting shares of EPL, the Committee may make such equitable adjustments as it deems appropriate in the share authorization limits and in outstanding awards.

If any awards under the 2006 Plan, the Prior Plan or the Stone Plan are forfeited, canceled, terminated, exchanged or surrendered, any shares counted against the number of shares reserved and available under the 2006 Plan with respect to such award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for awards under the 2006 Plan.

Change of Control

The Committee may include in awards under the 2006 Plan provisions governing the effect of a change of control of EPL (as defined by the Committee in the award) on the award, which effect may occur by reason of the change of control alone or may require also the occurrence of another event (such as a termination of employment under specified circumstances).

Termination, Suspension and Modification

The Board of Directors may, at any time, terminate, suspend, alter or amend the 2006 Plan. Any amendment or modification of the 2006 Plan for which stockholder approval is required by applicable rule or regulation of any governmental regulatory body, or under the rules of any stock exchange in which the shares are listed, shall be subject to the approval of our stockholders. No termination, suspension or modification of the 2006 Plan may adversely affect any award previously granted under the 2006 Plan without the written consent of the participant. No awards may be granted under the 2006 Plan after the tenth anniversary of the effective date of the 2006 Plan.

Withholding Taxes

EPL may withhold, or require a participant to remit to EPL, an amount sufficient to satisfy any federal, state or local withholding tax requirements associated with awards under the 2006 Plan.

Foreign Employees

The Committee may grant awards to eligible persons who are foreign nationals, who are located outside the United States, or who are otherwise subject to (or could cause EPL to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the 2006 Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the 2006 Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

Federal Income Tax Consequences

The following discussion summarizes the material federal income tax consequences of participation in the 2006 Plan. This discussion is general in nature and does not address issues related to the tax circumstances of any particular employee or director. The discussion is based on federal income tax laws in effect on the date hereof and is, therefore, subject to possible future changes in law. This discussion does not address state, local and foreign tax consequences.

Stock Options

In general, the grant of an option will not be a taxable event to the recipient and it will not result in a deduction to EPL. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is an NQSO or an ISO.

Upon the exercise of an NQSO, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. EPL will generally be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

Generally, a participant will not recognize ordinary taxable income at the time of exercise of an ISO and no deduction will be available to EPL, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of disability or death). If an ISO granted under the Plan is exercised after these periods, the exercise will be treated for federal income tax purposes as the exercise of an NQSO. Also, an ISO granted under the Plan will be treated as an NQSO to the extent it (together with other ISOs granted to the participant by EPL) first becomes exercisable in any calendar year for shares of Common Stock having a fair market value, determined as of the date of grant, in excess of $100,000.

If shares of Common Stock acquired upon exercise of an ISO are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an ISO are disposed of prior to the expiration of these one-year or two-year holding periods (a “Disqualifying Disposition”), the participant will recognize ordinary income at the time of disposition, and EPL will generally be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

If an option is exercised through the use of shares of Common Stock previously owned by the participant, such exercise generally will not be considered a taxable disposition of the previously owned shares and, thus, no gain or loss will be recognized with respect to such previously owned shares upon such exercise. The amount of any built-in gain on the previously owned shares generally will not be recognized until the new shares acquired on the option exercise are disposed of in a sale or other taxable transaction.

Although the exercise of an ISO as described above would not produce ordinary taxable income to the participant, it would result in an increase in the participant’s alternative minimum taxable income and may result in an alternative minimum tax liability.

Restricted Shares

A participant who receives Restricted Shares will generally recognize ordinary income at the time that they “vest”, i.e., when they are not subject to a substantial risk of forfeiture. The amount of ordinary income so recognized will generally be the fair market value of the Common Stock at the time the shares vest, less the amount, if any, paid for the shares. This amount is generally deductible for federal income tax purposes by EPL. Dividends paid with respect to Common Stock that is nonvested will be ordinary compensation income to the participant (and generally deductible by EPL). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date the shares vest, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date the shares vest.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the

Restricted Shares at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and EPL will generally be entitled to a corresponding deduction. Dividends paid with respect to shares as to which a proper Section 83(b) election has been made will not be deductible to EPL. If a Section 83(b) election is made and the Restricted Shares are subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

Share Appreciation Rights and Other Awards

With respect to SARs, Restricted Share Units, Performance Shares, Performance Units, Dividend Equivalents and other awards under the 2006 Plan not described above, generally, when a participant receives payment with respect to any such award granted to him or her under the 2006 Plan, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to EPL.

New Plan Benefits

For services rendered during fiscal 2005 and for employment agreements entered into during 2005, EPL’s current executive officers as a group received an aggregate of 490,856 stock options and 35,823 restricted share units, and all employees including officers but excluding current executive officers received 10,000 stock options and 144,995 restricted share units. Additional information about awards to EPL employees, including executive officers, is contained in EPL’s Proxy Statement dated April 4, 2006, which is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2005, with respect to compensation plans under which EPL’s equity securities are authorized for issuance to employees and directors.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options(2)	Number of Securities Remaining Available for Future Grant Under Equity Compensation Plans
Equity compensation plans approved by stockholders(3)	2,997,662	$16.13	666,357
Equity compensation plans not approved by stockholders	—	—	—

(1)	Comprised of 1,828,109 shares subject to issuance upon the exercise of options, 512,924 shares reserved for issuance as performance shares and 656,629 shares to be issued upon the lapsing of restrictions associated with restricted share units.
(2)	Restricted share units and performance shares do not have an exercise price; therefore this only reflects the option exercise price.
(3)	Shares authorized for issuance under EPL’s 2006 Long Term Stock Incentive Plan and its Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors.

EXPERTS

The consolidated financial statements and schedule of EPL as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated in this joint proxy statement/prospectus by reference to EPL’s Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

Certain information with respect to the oil and natural gas reserves associated with EPL’s oil and natural gas properties is derived from the reports of Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., each an independent petroleum consulting firm, and has been included in this document upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

The consolidated financial statements of Stone Energy Corporation at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and Stone Energy Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, both included in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Stone Energy Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effect of the material weakness described therein) appearing elsewhere herein. Such consolidated financial statements and management’s assessment are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Stone’s oil and natural gas properties is derived from the reports of Netherland, Sewell & Associates, Inc., Ryder Scott Company, L.P. and Cawley, Gillespie & Associates, Inc., each an independent petroleum consulting firm, and has been included in this document upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the EPL common stock offered hereby will be passed upon for EPL by Cahill Gordon & Reindel LLP. In addition, Cahill Gordon & Reindel LLP and Vinson & Elkins L.L.P. have delivered opinions to EPL and Stone, respectively, as to certain tax matters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows EPL to “incorporate by reference” business and financial information that is not included in or delivered with this document, which means that EPL can disclose important information to you by referring to another document filed separately with the SEC. Under the applicable SEC rules, Stone is not allowed to incorporate by reference similar information and must disclose such information in this document. The EPL information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. We incorporate by reference the documents listed below and all documents EPL subsequently files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished to the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K).

This document incorporates by reference the documents set forth below:

•	EPL’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005;

•	EPL’s Proxy Statement dated April 4, 2006;

•	EPL’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2006;

•	EPL’s current Reports on Form 8-K filed with the SEC on June 23, 2006, June 19, 2006, June 16, 2006, June 13, 2006, May 26, 2006, April 21, 2006, March 24, 2006 and March 21, 2006; and

•	the description of EPL common stock contained in EPL’s registration statement on Form S-3 filed on March 14, 2003, as amended by EPL’s amended and restated bylaws filed as Exhibit 3.1 to the current report on Form 8-K filed on April 3, 2003.

EPL is also incorporating by reference additional documents that may be filed with the SEC between the date of the filing of this document and the date of the stockholders’ meetings.

You can obtain any of the EPL documents listed above from EPL or the SEC. Documents listed above are available from EPL without charge, excluding all exhibits unless the exhibits have specifically been incorporated by reference in this document. Holders of this document may obtain documents listed above by requesting them upon written or oral request from us at the following address:

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

Attention: Corporate Secretary

Telephone: (504) 569-1875

If you would like to request documents from EPL, please do so by                     , 2006 to receive timely delivery of the documents in advance of the EPL special meeting. If you would like to request documents from Stone, please do so by                     , 2006 to receive timely delivery of the documents in advance of the Stone special meeting.

WHERE YOU CAN FIND MORE INFORMATION

EPL and Stone file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information EPL and Stone file at the SEC’s public reference room located at 100 F Street NE, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov; by EPL at www.eplweb.com and by Stone at www.stoneenergy.com.

EPL filed a registration statement on Form S-4 to register with the SEC the EPL common stock that EPL will issue to Stone stockholders in the merger. This document is part of that registration statement and constitutes a prospectus of EPL in addition to being a proxy statement for EPL for the EPL special meeting and a proxy statement for Stone for Stone’s special meeting. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

If you are a stockholder of EPL or Stone, you can obtain copies of our annual and quarterly reports from us or the SEC. These documents are available from us without charge, excluding all exhibits. Stockholders may obtain reports of EPL by requesting them in writing from EPL at the following address:

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

Attention: Corporate Secretary

Telephone: (504) 569-1875

Stockholders may obtain reports of Stone by requesting them in writing from Stone at the following address:

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

Attention: Kenneth Beer

Telephone: (337) 237-0410

If you would like to request documents from us, please do so by                     , 2006 so that you may receive them before the EPL special meeting and Stone special meeting. You should rely only on the information contained in this document to vote on the proposals submitted by the EPL board. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated                     , 2006. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to Stone and EPL stockholders nor the issuance of EPL common stock in the merger shall create any implication to the contrary.

EPL has provided all of the information contained in this document with respect to EPL and Stone has provided all of the information contained in this document with respect to Stone.

If you own EPL common stock or Stone common stock, please sign, date and promptly mail the enclosed proxy in the enclosed prepaid envelope. Prompt return of your proxy will help save additional solicitation expense.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

API gravity. A system of classifying oil based on its specific gravity, whereby the greater the gravity, the lighter the oil.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcfe. One billion cubic feet of gas equivalent.

Boe. One stock tank barrel equivalent of oil, calculated by converting gas volumes to equivalent oil barrels at a ratio of 6 Mcf to 1 Bbl of oil.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil from an established spot market price to reflect differences in the quality and/or location of oil.

Gas. Natural gas.

Mbbls. One thousand barrels of oil or other liquid hydrocarbons.

Mboe. One thousand Boe.

Mcf. One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent.

Mmbbls. One million barrels of oil or other liquid hydrocarbons.

Mmboe. One million Boe.

Mmbtu. One million British Thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water to one degree Fahrenheit.

Mmcf. One million cubic feet of gas.

Mmcfe. One million cubic feet of gas equivalent.

Net production. Production that is owned, less royalties and production due others.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration and/or exploitation and/or production of an oil or gas well or lease.

Proved developed reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Per Article 4-10(a)(2) of Regulation S-X, the SEC defines proved oil and gas reserves as the estimated quantities of oil, gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: (i) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (ii) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include: (i) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (ii) oil, gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (iii) oil, gas, and natural gas liquids, that may occur in undrilled prospects; and (iv) oil, gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved reserve additions. The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reserve life. A measure of the productive life of an oil and gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year-end by production for that year.

Reserve replacement ratio. The proved reserve additions for the period divided by the production for the period.

Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Standardized measure. The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements), and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and gas operations.

Upstream. The portion of the oil and gas industry focused on acquiring, exploiting, developing, exploring for and producing oil and gas.

Working interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

INDEX TO FINANCIAL STATEMENTS AND

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

ENERGY PARTNERS, LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On June 23, 2006, EPL and Stone announced that they had entered into a definitive agreement pursuant to which EPL will acquire Stone in a cash and stock transaction. The terms of the merger provide for the conversion of each share of Stone common stock into (i) $51.00 in cash, or (ii) EPL shares equivalent to the ratio determined by dividing $51.00 by the market price of EPL shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 EPL shares per Stone share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to stock options) and a limit on the total number of EPL shares issued of approximately 35 million. For these preliminary pro forma condensed consolidated financial statements it is assumed that shareholders receive a combination of half cash and half stock and that the current value of the total consideration would be $49.16 per share based upon the average of the closing price of EPL stock for the five trading days beginning June 21, 2006 which is two days prior to agreeing to and announcing the terms of the merger. As a result, Stone stockholders will hold approximately 46% and EPL stockholders will hold approximately 54% of the combined company, assuming the maximum number of shares are issued to Stone’s stockholders.

The following unaudited pro forma condensed consolidated financial information has been prepared by management utilizing EPL’s historical financial statements and those of Stone for the three months ended March 31, 2006 and the year ended December 31, 2005. Adjustments have been made to reflect the financial impact of purchase accounting and other items had the acquisition taken place on January 1, 2005 with respect to the operating data and March 31, 2006 with respect to the balance sheet data. The pro forma adjustments are described in the accompanying notes and are based upon preliminary estimates and certain assumptions that management of the companies believes reasonable under the circumstances.

The unaudited proforma condensed consolidated financial statements do not reflect any adjustments to conform accounting practices, other than to conform Stone’s accounting of oil and natural gas activities to the successful efforts method of accounting. In addition, it is anticipated that the merger will provide EPL with financial benefits such as operational and related expense synergies among other factors, although no assurances can be given that such benefits will actually be achieved. These benefits have not been reflected in the preliminary unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information is presented for comparative purposes only and does not purport to be indicative of the results which would actually have been obtained had the acquisition been effected on the pro forma date, nor is it indicative of the results which may be obtained in the future. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with EPL’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the three months ended March 31, 2006 which are incorporated by reference in this joint proxy statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stone” and Stone’s financial statements and notes included elsewhere in this joint proxy/prospectus.

ENERGY PARTNERS, LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

March 31, 2006

(In thousands)

	Historical EPL	Historical Stone	Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$2,725	$22,088			$24,813
Accounts receivable	128,851	232,082			360,933
Deferred tax assets	3,213	—			3,213
Fair value of commodity derivative instruments	—	22,788			22,788
Prepaid expenses	1,055	2,301			3,356

Total current assets	135,844	279,259			415,103

Property and equipment, net of accumulated depreciation, depletion and amortization	801,686	1,907,114	1,075,427	(a)	3,784,227

Other assets	16,275	13,000	(9,433	)(b)	19,842

	$953,805	$2,199,373			$4,219,172

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$141,495	$214,396			$355,891
Asset retirement obligation	—	57,745			57,745
Fair value of commodity derivative instruments	4,464	1,249			5,713
Other current liabilities	—	21,186			21,186

Total current liabilities	145,959	294,576			440,535

Long-term debt	225,000	563,000	(563,000	)(a)	1,779,065
			1,554,065	(a)
Deferred tax liabilities	97,461	244,491	399,135	(a)	741,087

Asset retirement obligation	58,138	112,234			170,372
Other	6,750	4,514			11,264

	533,308	1,218,815			3,142,323

Stockholders’ equity	420,497	980,558	(324,205	)(c)	1,076,850
Commitments and contingencies

	$953,805	$2,199,373			$4,219,172

ENERGY PARTNERS, LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2006

(In thousands, except per share data)

	Historical EPL	Historical Stone	Adjustments		Pro Forma
Revenue:
Oil and natural gas	$109,124	$158,434			$267,558
Other	994	922			1,916

	110,118	159,356			269,474

Costs and expenses:
Lease operating	12,613	34,876	(2,602	)(d)	44,887
Taxes, other than on earnings	2,995	4,217			7,212
Exploration expenditures and dry hole costs	19,596	—	69,601	(f)	89,197
Depreciation, depletion and amortization	47,145	68,614	5,683	(e)	121,442
General and administrative	12,456	8,709	5,278	(f)	29,045
			2,602	(d)

Total costs and expenses	94,805	116,416			291,783

Business interruption recovery	12,689	—			12,689

Income from operations	28,002	42,940			(9,620)
Interest expense, net	(4,805)	(5,915)	(29,195	)(g)	(39,915)

Income before income taxes	23,197	37,025			(49,535)
Income taxes	(8,394)	(13,017)	39,243	(h)	17,832

Net income (loss)	$14,803	$24,008			$(31,703)

Earnings (loss) per share:
Basic earnings (loss) per share	$0.39			(i)	$(0.43)

Diluted earnings (loss) per share	$0.37			(i)	$(0.43)

Weighted average common shares used in computing income (loss) per share:
Basic	38,028		35,024		73,052

Diluted	40,368		35,024		73,052

ENERGY PARTNERS, LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

(In thousands, except per share data)

	Historical EPL	Historical Stone	Adjustments		Pro Forma
Revenue:
Oil and natural gas	$402,005	$636,240			$1,038,245
Other	942	3,894			4,836

	402,947	640,134			1,043,081

Costs and expenses:
Lease operating	51,482	114,664	(4,122	)(d)	162,024
Taxes, other than on earnings	10,372	13,179			23,551
Exploration expenditures and dry hole costs	82,844	—	137,325	(f)	220,169
Depreciation, depletion and amortization	103,649	248,585	97,352	(e)	449,586
Derivative expense	—	3,388			3,388
General and administrative	43,205	23,957	21,062	(f)	92,346
			4,122	(d)

Total costs and expenses	291,552	403,773			951,064

Business interruption recovery	20,632	—			20,632

Income from operations	132,027	236,361			112,649
Interest expense, net	(17,340)	(23,151)	(116,730	)(g)	(157,221)

Income before income taxes	114,687	213,210			(44,572)
Income taxes	(41,592)	(76,446)	134,084	(h)	16,046

Net income before cumulative effect of change in Net income	73,095	136,764			(28,526)

Less dividends earned on preferred stock and accretion of discount and issuance costs	(944)	—			(944)

Net income (loss) available to common stockholders	$72,151	$136,764			$(29,470)

Earnings (loss) per share:
Basic earnings (loss) per share	$1.94			(i)	$(0.41)

Diluted earnings (loss) per share	$1.79			(i)	$(0.41)

Weighted average common shares used in computing income (loss) per share:
Basic	37,097		35,024		72,121

Diluted	40,759		35,024		72,121

ENERGY PARTNERS, LTD.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Entries

(a) This entry reflects the estimated preliminary pro forma allocation of the purchase price as of March 31, 2006 using the purchase method of accounting. The following is a calculation and allocation of the purchase price to assets acquired and liabilities assumed (in thousands except stock price).

Shares of EPL common stock issued	35,024
Average EPL stock price	$18.74

Fair Value of EPL common stock issued	$656,353
Cash offered	707,485
Plains termination fee	43,500
Cancellation of Stone’s stock options	15,080

Total estimated purchase price before liabilities assumed	$1,422,417
Fair value of liabilities:
Value of debt assumed	$563,000
Fair value of Amberjack note	225,000
Current liabilities	294,576
Deferred income tax liability	643,626
Asset retirement obligation	112,234
Other non-current liabilities	4,514

Total estimated purchase price plus liabilities assumed	$3,265,367

Fair value of assets acquired:
Current assets	$279,259
Property and equipment	2,982,541
Other non-current assets	3,567

Total estimated fair value of assets acquired	$3,265,367

The entire purchase price has been allocated to the net assets acquired.

On July 14, 2006, Stone completed a $190.5 million (subject to post-closing adjustments) acquisition of additional working interests in Mississippi Canyon Blocks 109 and 108 (“Amberjack”). The acquisition was financed with a portion of the proceeds from the private placement of $225 million aggregate principal amount of Senior Floating Rate Notes which are mandatorily redeemable in the event of a change of control. Stone’s historical financial information does not include the acquisition of this additional interest in Amberjack, however, EPL has included the fair value of the assets acquired as well as the debt assumed, in the allocation of purchase price shown above.

The purchase price allocation is preliminary and is subject to change due to several factors, including changes in EPL’s stock price which will effect the exchange ratio and changes in the fair values of Stone’s assets and liabilities as of the closing date of the merger, EPL’s assessment of contingencies related to certain litigation and the actual merger costs incurred. The prices of EPL and Stone common stock at the closing of the merger may vary from their respective prices used in this preliminary pro forma. As a result, the value of the merger consideration will also vary. For example, based on the range of closing prices of EPL common stock during the period from May 24, 2006, the last trading day before public announcement of the offer, through July 7, 2006, the latest practicable before the date of this document, and assuming that each stockholder receives 50% cash and 50% stock, the value of the merger consideration would have ranged from $47.44 to $51.00.

Prior to the merger Stone will repurchase all outstanding stock options for cash. The cost to purchase such options ($15.1 million) is an increase to cash paid at closing.

ENERGY PARTNERS, LTD.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Deferred financing costs of $9.4 million for Stone debt which will be refinanced has been given no value in the purchase accounting.

(c) To record the pro forma adjustments to stockholders’ equity in accordance with the purchase method of accounting. The adjustment amount is calculated as follows (in thousands):

Fair value of estimated common stock to be issued, as calculated in note (a) above	$656,353
Less: Stone’s historical stockholders’ equity	(980,558)

Adjustment to stockholders’ equity	$(324,205)

(d) To reclassify Stone’s insurance expense from lease operating to general and administrative to be consistent with the classification in EPL’s historical statement of operations.

(e) To adjust depletion, depreciation and amortization expense for the additional basis allocated to proved oil and natural gas properties acquired and accounted for using the successful efforts method of accounting.

(f) To reclassify amounts which were capitalized by Stone as oil and natural gas properties in accordance with the full cost method of accounting but that are treated as general and administrative expenses and exploration expense in accordance with the successful efforts method of accounting.

(g) To record the net change in interest expense from:

•	Interest expense on $700 million second lien term loan at an interest rate of 9%

•	Interest expense on $730 million new senior notes at an interest rate of 9.5%

•	Interest expense on $124.1 million of additional borrowings under a new secured bank credit facility at EPL’s then outstanding bank credit facility rate of 6.07% and 6.52% for the periods ended December 31, 2005 and March 31, 2006, respectively.

•	The reduction of interest expense due to the redemption or conversion of Stone’s long-term debt.

	Year Ended December 31, 2005	Three months Ended March 31, 2006
Second lien term loan	$63,000	$15,750
New senior notes	69,350	17,338
Additional draw on new secured bank credit facility	7,531	2,022
Redemption of Stone’s debt	(23,151)	(5,915)

Adjustment needed	$116,730	$29,195

If the interest rate on EPL’s additional draw on the new bank credit facility had averaged 1/8% higher or lower from the interest rates stated above, interest rates for the period on variable rate debt outstanding during the period would have increase or decreased by $1.0 million for the year ended December 31, 2005 and would not have an impact on the three months ended March 31, 2006.

(h) To record the benefit for federal and state income taxes at a corporate statutory rate of 36%.

(i) To reflect pro forma net earnings per basic and diluted shares for the year ended December 31, 2005 and the three months ended March 31, 2006. Incremental common shares used in computing diluted earnings per share were none as they were antidilutive for pro forma purposes.

ENERGY PARTNERS, LTD.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Supplemental pro forma information on oil and natural gas operations (unaudited):

The following table reflects the costs incurred in oil and natural gas property acquisitions and exploration and development activities of EPL and Stone and the combined company on a pro forma basis for the year ended December 31, 2005 (in thousands):

	EPL	Stone	Adjustment		Combined
Acquisitions	$198,980	$138,080			$337,060
Exploration	171,859	156,472			328,331
Development (1)	114,814	149,890	53,687	(a)	318,391

Subtotal	485,653	444,442			983,782
Capitalized salaries, general and administrative costs and interest, net of fees and reimbursements	—	35,339	(21,062	)(b)	14,277
Asset retirement costs	—	53,687	(53,687	)(a)	—

Costs incurred	$485,653	$533,468			$998,059

(a)	Reclassify asset retirement obligation to development to agree with EPL’s presentation.
(b)	to remove amounts which were capitalized by Stone as oil and natural gas properties in accordance with the full cost method of accounting but that are treated as general and administrative expenses in accordance with the successful efforts method of accounting for oil and natural gas assets.

(1)	Includes asset retirement obligations for EPL of $6.9 million

The following table sets forth the net proved oil reserves, including the changes therein, and proved developed reserves of EPL and Stone and combined company on a pro forma basis as of December 31, 2005.

	EPL	Stone	Combined
	Oil (Mbbls)
December 31, 2004	28,770	42,385	71,155
Purchases of reserves in place	3,949	2,173	6,122
Extensions, discoveries and other additions	1,086	6,534	7,620
Revisions	587	(4,745)	(4,158)
Production	(2,914)	(4,838)	(7,752)

December 31, 2005	31,478	41,509	72,987

Proved-developed reserves:			—
December 31, 2004	24,737	33,115	57,852
December 31, 2005	25,646	31,557	57,203

The following table sets forth the net proved natural gas reserves, including the changes therein, and proved developed reserves of EPL and Stone and combined company on a pro forma basis as of December 31, 2005.

	EPL	Stone	Combined
	Natural gas (Mmcf)
December 31, 2004	149,835	413,902	563,737
Purchases of reserves in place	52,690	704	53,394
Extensions, discoveries and other additions	24,490	34,492	58,982
Revisions	(27,789)	(50,881)	(78,670)
Production	(32,277)	(54,129)	(86,406)

December 31, 2005	166,949	344,088	511,037

Proved-developed reserves:
December 31, 2004	102,760	312,454	415,214
December 31, 2005	103,627	241,347	344,974

ENERGY PARTNERS, LTD.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to December 31, 2005, Stone acquired an additional working interest in Amberjack. This transaction increased proved reserves by approximately 9.2 Mmboe or 5.8%, as compared to the proved reserve quantities of the combined company as of December 31, 2005 that are disclosed in the previous tables and underlie the standardized measure which follows.

The following table sets forth the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for EPL, Stone and the combined company on a pro forma basis, as of December 31, 2005 (in thousands).

	EPL	Stone	Combined
Future cash inflows	$3,540,136	$5,766,726	$9,306,862
Future production costs	(645,025)	(1,293,950)	(1,938,975)
Future development costs	(363,949)	(678,212)	(1,042,161)
Future income tax expense	(770,858)	(987,901)	(1,758,759)

Future net cash flows after income taxes	1,760,304	2,806,663	4,566,967
10% annual discount for estimated timing of cash flows	(499,058)	(873,684)	(1,372,742)

Standardized measure of discounted future net cash flows	$1,261,246	$1,932,979	$3,194,225

The following table includes the components of the changes in the standardized measure of discounted future net cash flows of EPL, Stone and the combined company (in thousands).

	EPL	Stone	Combined
Beginning of the period	$667,668	$1,612,459	$2,280,127
Sales and transfers of oil and natural gas produced, net of production costs	(342,396)	(508,397)	(850,793)
Net changes in prices and production costs	861,576	879,528	1,741,104
Extensions, discoveries and improved recoveries,			—
Net of future production costs	145,143	269,742	414,885
Revision of quantity estimates	(160,227)	(402,974)	(563,201)
Previously estimated development costs incurred during the period	33,481	—	33,481
Purchase of reserves in place	271,675	44,940	316,615
Changes in estimated future development costs	143	(22,537)	(22,394)
Changes in production rates (timing) and other	(19,764)	26,150	6,386
Accretion of discount	92,414	207,148	299,562
Net change in income taxes	(288,467)	(173,079)	(461,546)

Net increase	593,578	320,521	914,099

End of period	$1,261,246	$1,932,980	$3,194,226

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of

Stone Energy Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Stone Energy Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of a material weakness related to the booking of proved oil and natural gas reserves, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stone Energy Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment. The Company did not maintain effective controls over the booking of its oil and natural gas reserves as of December 31, 2005, and these ineffective controls constituted a material weakness. As a result of this material weakness, proved reserve quantities for 2004 and prior periods were revised downward and the Company’s financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 were restated. These restatements affected the Company’s proved oil and gas properties, DD&A and write-down of oil and gas properties accounts. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 financial statements, and this report does not affect our report dated March 7, 2006 on those financial statements.

In our opinion, management’s assessment that Stone Energy Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Stone Energy Corporation has not maintained effective internal control over financial reporting as of December 31, 2005, based on the COSO control criteria.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Stone Energy Corporation:

We have audited the accompanying consolidated balance sheet of Stone Energy Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows, changes in stockholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Energy Corporation as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the 2004 and 2003 consolidated financial statements have been restated to reflect the effects of negative revisions to the Company’s quantities of estimated proved reserves.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” As also discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company elected to change to the units of production method of amortizing proved oil and gas property costs and elected to begin recognizing production revenue under the entitlement method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Stone Energy Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2006, expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 7, 2006

STONE ENERGY CORPORATION

CONSOLIDATED BALANCE SHEET

(Amounts in thousands of dollars, except per share amounts)

	December 31,
	2005	2004 (Restated)
ASSETS

Current assets:
Cash and cash equivalents	$79,708	$24,257
Accounts receivable	211,685	111,398
Fair value of hedging contracts	7,471	58
Other current assets	2,795	9,310

Total current assets	301,659	145,023

Oil and gas properties—full cost method of accounting:
Proved, net of accumulated depreciation, depletion and amortization of $1,880,180 and $1,640,362, respectively	1,564,312	1,376,151
Unevaluated	246,647	141,157
Building and land, net of accumulated depreciation of $1,167 and $1,016, respectively	5,521	5,416
Fixed assets, net of accumulated depreciation of $15,422 and $14,567, respectively	9,331	4,761
Other assets, net of accumulated depreciation and amortization of $2,896 and $1,539, respectively	12,847	23,156

Total assets	$2,140,317	$1,695,664

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable to vendors	$160,682	$110,845
Undistributed oil and gas proceeds	59,187	36,457
Asset retirement obligation	53,894	2,912
Fair value of hedging contracts	—	14,346
Other current liabilities	11,390	9,061

Total current liabilities	285,153	173,621

Long-term debt	563,000	482,000
Deferred taxes	231,961	161,500
Asset retirement obligations	113,043	103,179
Other long-term liabilities	3,037	2,430

Total liabilities	1,196,194	922,730

Commitments and contingencies

Common stock, $.01 par value; authorized 100,000,000 shares; issued 27,189,808 and 26,709,094 shares, respectively	272	267
Treasury stock (25,982 and 28,182 shares, respectively, at cost)	(1,348)	(1,462)
Additional paid-in capital	500,228	466,478
Unearned compensation	(15,068)	(1,486)
Retained earnings	455,183	318,425
Accumulated other comprehensive income (loss)	4,856	(9,288)

Total stockholders’ equity	944,123	772,934

Total liabilities and stockholders’ equity	$2,140,317	$1,695,664

The accompanying notes are an integral part of this balance sheet.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of dollars, except per share amounts)

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Operating revenue:
Oil production	$244,469	$214,153	$174,139
Gas production	391,771	330,048	334,166

Total operating revenue	636,240	544,201	508,305

Operating expenses:
Lease operating expenses	114,664	100,045	72,786
Production taxes	13,179	7,408	5,975
Depreciation, depletion and amortization	241,426	210,861	188,813
Accretion expense	7,159	5,852	6,292
Salaries, general and administrative expenses	22,705	14,311	14,870
Incentive compensation expense	1,252	2,318	2,636
Derivative expense	3,388	4,099	8,711

Total operating expenses	403,773	344,894	300,083

Income from operations	232,467	199,307	208,222

Other (income) expenses:
Interest	23,151	16,835	19,860
Other income	(3,894)	(4,018)	(3,133)
Other expense	—	1,541	538
Early extinguishment of debt	—	845	4,661

Total other expenses, net	19,257	15,203	21,926

Net income before income taxes	213,210	184,104	186,296

Income tax provision:
Current	—	—	—
Deferred	76,446	64,436	65,203

Total income taxes	76,446	64,436	65,203

Income before cumulative effects of accounting changes, net of tax	136,764	119,668	121,093
Cumulative effect of accounting changes, net of tax of $1,130	—	—	2,099

Net income	$136,764	$119,668	$123,192

Earnings per common share:
Income before cumulative effects of accounting changes	$5.07	$4.50	$4.60
Cumulative effects of accounting changes	—	—	0.07

Earnings per common share	$5.07	$4.50	$4.67

Earnings per common share assuming dilution:
Income before cumulative effects of accounting changes	$5.02	$4.45	$4.56
Cumulative effects of accounting changes	—	—	0.08

Earnings per common share assuming dilution	$5.02	$4.45	$4.64

Average shares outstanding	26,951	26,586	26,353

Average shares outstanding assuming dilution	27,244	26,901	26,546

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of dollars)

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Cash flows from operating activities:
Net income	$136,764	$119,668	$123,192
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	241,426	210,861	188,813
Accretion expense	7,159	5,852	6,292
Deferred income tax provision	76,446	64,436	65,203
Cumulative effect of accounting changes	—	—	(2,099)
Early extinguishment of debt	—	845	1,744
Derivative expenses	—	4,099	8,711
Other non-cash expenses	3,873	489	522
Increase in accounts receivable	(24,605)	(36,333)	(266)
(Increase) decrease in other current assets	(752)	(600)	538
Increase in accounts payable	2,100	900	—
Increase in other current liabilities	22,424	5,404	4,091
Investment in derivative contracts	—	(1,683)	(2,932)
Payments on asset retirement obligations	(3,741)	(4,159)	(2,965)
Other	119	(111)	(33)

Net cash provided by operating activities	461,213	369,668	390,811

Cash flows from investing activities:
Investment in oil and gas properties	(494,125)	(484,936)	(339,788)
Sale of proved properties	1,549	11,948	475
Investment in fixed and other assets	(7,356)	(2,171)	(1,867)

Net cash used in investing activities	(499,932)	(475,159)	(341,180)

Cash flows from financing activities:
Proceeds from bank borrowings	126,000	128,000	100,000
Repayment of bank borrowings	(45,000)	(216,000)	(61,000)
Issuance of 6 3/4% Senior Subordinated Notes	—	200,000	—
Redemption of 8 3/4% Senior Subordinated Notes	—	—	(100,000)
Deferred financing costs	(188)	(7,107)	(582)
Proceeds from exercise of stock options	13,358	7,755	1,442

Net cash provided by (used in) financing activities	94,170	112,648	(60,140)

Net increase (decrease) in cash and cash equivalents	55,451	7,157	(10,509)

Cash and cash equivalents, beginning of year	24,257	17,100	27,609

Cash and cash equivalents, end of year	$79,708	$24,257	$17,100

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest (net of amount capitalized)	22,560	15,945	23,626
Income taxes	—	—	—

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of dollars)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Compensation	Retained Earnings (Restated)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Restated)
Balance, December 31, 2002	$263	($1,706)	$453,176	$—	$75,636	($4,768)	$522,601
Net income	—	—	—	—	123,192	—	123,192
Adjustment for fair value accounting of derivatives, net of tax	—	—	—	—	—	(6,356)	(6,356)
Effect of accounting treatment for swaps, net of tax	—	—	—	—	—	2,361	2,361
Exercise of stock options	1	—	1,441	—	—	—	1,442
Tax benefit from stock option exercises	—	—	774	—	—	—	774
Issuance of treasury stock	—	156	—	—	(58)	—	98

Balance, December 31, 2003	264	(1,550)	455,391	—	198,770	(8,763)	644,112
Net income	—	—	—	—	119,668	—	119,668
Adjustment for fair value accounting of derivatives, net of tax	—	—	—	—	—	(525)	(525)
Exercise of stock options	3	—	7,752	—	—	—	7,755
Tax benefit from stock option exercises	—	—	1,821	—	—	—	1,821
Issuance of restricted stock	—	—	1,514	(1,514)	—	—	—
Amortization of stock compensation expense	—	—	—	28	—	—	28
Issuance of treasury stock	—	88	—	—	(13)	—	75

Balance, December 31, 2004	267	(1,462)	(466,478)	(1,486)	318,425	(9,288)	772,934
Net income	—	—	—	—	136,764	—	136,764
Adjustment for fair value accounting of derivatives, net of tax	—	—	—	—	—	14,144	14,144
Exercise of stock options	5	—	13,400	—	—	—	13,405
Tax benefit from stock option exercises	—	—	3,796	—	—	—	3,796
Issuance of restricted stock	—	—	17,588	(17,588)	—	—	—
Vesting of restricted stock	—	—	(47)	—	—	—	(47)
Cancellation of restricted stock	—	—	(1,009)	1,009	—	—	—
Tax benefit from restricted stock vesting	—	—	22	—	—	—	22
Amortization of stock compensation expense	—	—	—	2,997	—	—	2,997
Issuance of treasury stock	—	114	—	—	(6)	—	108

Balance, December 31, 2005	$272	($1,348)	$500,228	($15,068)	$455,183	$4,856	$944,123

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of dollars)

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Net income	$136,764	$119,668	$123,192

Other comprehensive income (loss):
Adjustment for fair value accounting of derivatives, net of tax	14,144	(525)	(6,356)
Effect of change in accounting treatment for swaps, net of tax	—	—	2,361

Other comprehensive income (loss)	14,144	(525)	(3,995)

Comprehensive income	$150,908	$119,143	$119,197

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of dollars, except per share and price amounts)

NOTE 1—RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS:

On October 6, 2005, as a result of reservoir level reviews conducted during August 2005 through early October 2005, we announced a downward revision of 171 billion cubic feet of natural gas equivalent (“Bcfe”) of estimated proved reserves. After additional analysis and additional consultation with outside engineering firms, the revision was increased to 237 Bcfe.

Based on internal assessments and consultation with outside engineering firms, we concluded that 157 Bcfe of the negative reserve revisions should have been reflected in 2004 and prior periods and would require a revision of the historical reserve estimates included in our supplemental natural gas and oil operating data. Quantities of estimated proved reserves are used in determining financial statement amounts, including ceiling test charges and depletion, depreciation and amortization (“DD&A”). The revision of our historical reserve estimates required the restatement of the financial statement information derived from these estimates for the periods from 2001 to 2004 and the first two quarters of 2005.

Additionally, in the process of the preparation of our Form 10-Q for September 30, 2005, it was determined that approximately $9,794 of unevaluated oil and gas property costs were inappropriately classified and should have been reclassified to proved oil and gas property costs in 2002. The Financial Restatement includes the effect of this revision for the years ended December 31, 2002, 2003 and 2004.

Reserves Restatement

Our reserves restatement resulted in the following revisions to our estimated proved reserves as of:

	December 31,
	2004		2003		2002
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Estimated Proved Reserves (unaudited):
Oil (MBbls)	56,560	42,385	59,162	44,508	52,019	40,735
Gas (MMcf)	485,590	413,902	461,323	380,280	438,652	376,236
Oil and gas (MMcfe)	824,950	668,210	816,295	647,326	750,766	620,644

Financial Restatement

The total cumulative impact of the restatement on our stockholders’ equity as of December 31, 2004 was a reduction of approximately $81,400, which includes a reduction in beginning stockholders’ equity as of January 1, 2002 of approximately $45,290.

As to the individual consolidated statement of income line items, our historical financial statements for the years ended December 31, 2004 and 2003 and for each of the quarters in those years and the first two quarters of 2005 reflect the effects of the restatement on (1) the calculation of our historical depletion, depreciation and amortization expense, (2) the effects, if any, on interest expense resulting from changes in unevaluated oil and gas properties, (3) the impact on the cumulative effect of accounting changes and (4) the impact on income taxes. We did not amend our Annual Report on Form 10-K for the year ended December 31, 2004 or our Quarterly Reports on Form 10-Q for any periods prior to June 30, 2005, and the financial statements and related financial information contained in those reports should no longer be relied upon. A summary of the effects of the restatement on reported amounts for the years ended December 31, 2004 and 2003 and quarters ended March 31,

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

2005 and June 30, 2005 is presented below. Also, the information in the data below represents only those income statement, balance sheet, cash flow statement and statement of comprehensive income line items affected by the restatement.

	Year Ended December 31,
	2004		2003
	As Reported	As Restated	As Reported	As Restated
Income Statement:
Depreciation, depletion and amortization	$188,153	$210,861	$170,845	$188,813
Total operating expenses	322,186	344,894	282,115	300,083
Income from operations	222,015	199,307	226,190	208,222
Interest expense	16,104	16,835	19,132	19,860
Total other expenses, net	14,472	15,203	21,198	21,926
Net income before income taxes	207,543	184,104	204,992	186,296
Income tax provision	72,640	64,436	71,747	65,203
Income before cumulative effects of accounting changes, net of tax	134,903	119,668	133,245	121,093
Cumulative effect of accounting changes, net of tax	—	—	1,225	2,099
Net income	134,903	119,668	134,470	123,192
Earnings per common share:
Income before cumulative effects of accounting changes	$5.07	$4.50	$5.05	$4.60
Cumulative effects of accounting changes	—	—	0.05	0.07
Earnings per common share	$5.07	$4.50	$5.10	$4.67
Earnings per common share assuming dilution:
Income before cumulative effects of accounting changes	$5.01	$4.45	$5.02	$4.56
Cumulative effects of accounting changes	—	—	0.05	0.08
Earnings per common share assuming dilution	$5.01	$4.45	$5.07	$4.64

	Year Ended December 31,
	2004		2003
	As Reported	As Restated	As Reported	As Restated
Cash Flow Statement:
Net income	$134,903	$119,668	$134,470	$123,192
Depreciation, depletion and amortization	188,153	210,861	170,845	188,813
Deferred income tax provision	72,640	64,436	71,747	65,203
Cumulative effect of accounting changes	—	—	(1,225)	(2,099)
Increase in accounts payable	—	900	—	—
Net cash flow provided by operating activities	369,499	369,668	391,539	390,811
Investment in oil and gas properties	(484,767)	(484,936)	(340,516)	(339,788)
Net cash used in investing activities	(474,990)	(475,159)	(341,908)	(341,180)
Supplemental disclosure for cash paid during the year for interest (net of amount capitalized)	15,214	15,945	22,898	23,626

	Year Ended December 31,
	2004		2003
	As Reported	As Restated	As Reported	As Restated
Statement of Comprehensive Income:
Net income	$134,903	$119,668	$134,470	$123,192
Comprehensive income	134,378	119,143	130,475	119,197

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

	December 31, 2004
	As Reported	As Restated
Balance Sheet:
Proved oil and gas properties	$1,489,498	$1,376,151
Accumulated depreciation, depletion and amortization	1,516,620	1,640,362
Unevaluated oil and gas properties	153,041	141,157
Total assets	1,820,895	1,695,664
Deferred taxes	205,331	161,500
Total liabilities	966,561	922,730
Retained earnings	399,825	318,425
Total stockholders’ equity	854,334	772,934
Total liabilities and stockholders’ equity	1,820,895	1,695,664

	Quarters Ended
	March 31, 2005		June 30, 2005
	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Income Statement:
Depreciation, depletion and amortization	$56,192	$62,021	$65,676	$72,399
Total operating expenses	93,805	99,634	106,181	112,904
Income from operations	62,348	56,519	79,057	72,334
Interest expense	5,624	5,831	5,721	5,934
Total other expenses, net	5,035	5,242	4,479	4,692
Net income before income taxes	57,313	51,277	74,578	67,642
Income tax provision	19,965	17,853	26,102	23,675
Net income	37,348	33,424	48,476	43,967
Earnings per common share	$1.40	$1.25	$1.80	$1.64
Earnings per common share assuming dilution	$1.38	$1.24	$1.79	$1.62

	Quarters Ended
	March 31, 2005		June 30, 2005
	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Cash Flow Statement:
Net income	$37,348	$33,424	$48,476	$43,967
Depreciation, depletion and amortization	56,192	62,021	65,676	72,399
Deferred income tax provision	19,965	17,853	26,102	23,675
Net cash flow provided by operating activities	111,186	110,979	139,469	139,256
Investment in oil and gas properties	(180,059)	(179,852)	(109,553)	(109,340)
Net cash used in investing activities	(180,753)	(180,546)	(110,597)	(110,384)

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

	Quarters Ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Income Statement:
Depreciation, depletion and amortization	$46,744	$53,300	$50,060	$56,217	$46,139	$51,534	$45,210	$49,810
Total operating expenses	75,245	81,801	81,325	87,482	85,562	90,957	80,054	84,654
Income from operations	58,335	51,779	60,899	54,742	42,744	37,349	60,037	55,437
Interest expense	3,949	4,108	3,988	4,150	4,050	4,225	4,117	4,353
Total other expenses, net	3,300	3,459	5,663	5,825	3,413	3,588	2,096	2,331
Net income before income taxes	55,035	48,320	55,236	48,917	39,331	33,761	57,941	53,106
Income tax provision	19,262	16,912	19,333	17,121	13,766	11,816	20,279	18,587
Net income	35,773	31,408	35,903	31,796	25,565	21,945	37,662	34,519
Earnings per common share	$1.35	$1.19	$1.35	$1.20	$0.96	$0.82	$1.41	$1.29
Earnings per common share assuming dilution	$1.33	$1.17	$1.33	$1.18	$0.95	$0.82	$1.40	$1.28

	Quarters Ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Income Statement:
Depreciation, depletion and amortization	$41,719	$45,433	$41,046	$44,634	$42,020	$45,961	$46,060	$52,785
Total operating expenses	68,645	72,358	68,700	72,289	71,704	75,645	73,066	79,791
Income from operations	88,901	85,188	48,512	44,923	44,289	40,349	44,488	37,762
Interest expense	5,521	5,696	5,167	5,357	4,760	4,962	3,684	3,845
Total other expenses, net	4,850	5,025	4,471	4,661	9,268	9,469	2,609	2,771
Net income before income taxes	84,051	80,163	44,041	40,262	35,021	30,880	41,879	34,991
Income tax provision	29,418	28,057	15,414	14,091	12,254	10,807	14,661	12,248
Income before cumulative effects of accounting changes, net of tax	54,633	52,106	28,627	26,171	22,767	20,073	27,218	22,743
Cumulative effect of accounting changes, net of tax	1,225	2,099	—	—	—	—	—	—
Net income	55,858	54,205	28,627	26,171	22,767	20,073	27,218	22,743
Earnings per common share:
Income before cumulative effects of accounting changes	$2.07	$1.98	$1.09	$0.99	$0.86	$0.76	$1.03	$0.86
Cumulative effects of accounting changes	0.05	0.08	—	—	—	—	—	—
Earnings per common share	$2.12	$2.06	$1.09	$0.99	$0.86	$0.76	$1.03	$0.86
Earnings per common share assuming dilution:
Income before cumulative effects of accounting changes	$2.06	$1.97	$1.08	$0.98	$0.86	$0.75	$1.02	$0.86
Cumulative effects of accounting changes	0.05	0.08	—	—	—	—	—	—
Earnings per common share assuming dilution	$2.11	$2.05	$1.08	$0.98	$0.86	$0.75	$1.02	$0.86

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

NOTE 2—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Stone Energy is an independent oil and gas company engaged in the acquisition and subsequent exploration, development, and operation of oil and gas properties located in the conventional Gulf of Mexico (the “GOM”) shelf, the deep shelf of the GOM, deepwater of the GOM, Rocky Mountain Basins and the Williston Basin. Our corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508. We have additional offices in New Orleans, Houston, and Denver.

A summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements is set forth below.

Basis of Presentation:

The financial statements include our accounts and the accounts of our wholly owned subsidiary. All intercompany balances have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used primarily when accounting for depreciation, depletion and amortization, unevaluated property costs, estimated future net cash flows from proved reserves, cost to abandon oil and gas properties, taxes, reserves of accounts receivable, accruals of capitalized costs, operating costs and production revenue, capitalized employee, general and administrative expenses, effectiveness of financial instruments, the purchase price allocation on properties acquired and contingencies.

Fair Value of Financial Instruments:

The fair value of cash and cash equivalents, accounts receivable, accounts payable to vendors and our variable-rate bank debt approximated book value at December 31, 2005 and 2004. Our hedging contracts, including puts, swaps and zero-premium collars, are recorded in the financial statements at fair value in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The carrying amount of our bank debt approximated fair value because the interest rate is variable and reflective of market rates. As of December 31, 2005 and 2004, the fair value of our $200,000 8 1/4% Senior Subordinated Notes due 2011 was $206,500 and $216,500, respectively. As of December 31, 2005 and 2004, the fair value of our $200,000 6 3/4% Senior Subordinated Notes due 2014 was $189,000 and $198,500, respectively. The fair values of our outstanding notes were determined based upon quotes obtained from brokers.

Cash and Cash Equivalents:

We consider all money market funds and highly liquid investments in overnight securities through our commercial bank accounts, which result in available funds on the next business day, to be cash and cash equivalents.

Oil and Gas Properties:

We follow the full cost method of accounting for oil and gas properties. Under this method, all acquisition, exploration, development and estimated abandonment costs, including certain related employee and general and

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

administrative costs (less any reimbursements for such costs) and interest incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and other costs related to such activities. Employee, general and administrative costs that are capitalized include salaries and all related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties, as well as all other directly identifiable general and administrative costs associated with such activities, such as rentals, utilities and insurance. Fees received from managed partnerships for providing such services are accounted for as a reduction of capitalized costs. During 2005, 2004 and 2003, we capitalized salaries, general and administrative costs (net of reimbursements) in the amount of $20,462, $15,968 and $14,179, respectively. Employee, general and administrative costs associated with production operations and general corporate activities are expensed in the period incurred. Additionally, workover and maintenance costs incurred solely to maintain or increase levels of production from an existing completion interval are charged to lease operating expense in the period incurred.

Generally accepted accounting principles allow the option of two acceptable methods for accounting for oil and gas properties. The successful efforts method is the allowable alternative to the full cost method. The primary differences between the two methods are in the treatment of exploration costs and in the computation of depreciation, depletion and amortization (“DD&A”). Under the full cost method, all exploratory costs are capitalized while under the successful efforts method exploratory costs associated with unsuccessful exploratory wells and all geological and geophysical costs are expensed. Under full cost accounting, DD&A is computed on cost centers represented by entire countries while under successful efforts cost centers are represented by properties, or some reasonable aggregation of properties with common geological structural features or stratigraphic condition, such as fields or reservoirs.

Under the full cost method of accounting, we compare, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (based on period-end hedge adjusted commodity prices and excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties net of related deferred taxes. We refer to this comparison as a “ceiling test.” If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, we are required to write-down the value of our oil and gas properties to the value of the discounted cash flows.

Transactions involving sales of unevaluated properties are recorded as adjustments to oil and gas properties and sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to accumulated depreciation, depletion and amortization.

Effective January 1, 2003, management elected to change to the units of production (“UOP”) method of amortizing proved oil and gas property costs from the previously used future gross revenue method. Under the UOP method, the quarterly provision for DD&A is computed by dividing production volumes, instead of revenues, for the period by the total proved reserves, instead of future gross revenues, as of the beginning of the period, and similarly applying the respective rate to the net cost of proved oil and gas properties, including future development costs. Management believes that this change in method is preferable because it removes fluctuations in DD&A expense caused by product pricing volatility within a reporting period and is a method more widely used in the oil and gas industry. As a result of the change in accounting principle, we recognized a cumulative transition adjustment of $4,648, net of tax, as a charge against our 2003 net income.

On September 28, 2004, the SEC adopted Staff Accounting Bulletin (“SAB”) No. 106, which expressed its views regarding the application of SFAS No. 143 by oil and gas companies following the full cost accounting method. SAB No. 106 indicates that estimated dismantlement and abandonment costs that will be incurred as a

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

result of future development activities on proved reserves are to be included in the estimated future cash flows in the full cost ceiling test. SAB No. 106 also indicates that these estimated costs are to be included in the costs to be amortized. We began applying SAB No. 106 prospectively in the third quarter of 2004.

Asset Retirement Obligations:

On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” An asset retirement obligation (ARO) relates to the removal of facilities and tangible equipment at the end of a properties useful life. SFAS No. 143 requires that the fair value of a liability to retire an asset be recorded on the balance sheet and that the corresponding cost is capitalized in oil and gas properties. The ARO liability is accreted to its future value and the capitalized cost is depreciated consistent with the UOP method. See “Note 6—Asset Retirement Obligations.”

Building and Land:

Building and land are recorded at cost. Our Lafayette office building is being depreciated on the straight-line method over its estimated useful life of 39 years.

Fixed Assets:

Fixed assets at December 31, 2005 and 2004 included approximately $6,010 and $3,467, respectively, of computer hardware and software costs, net of accumulated depreciation. These costs are being depreciated on the straight-line method over an estimated useful life of five years.

Earnings Per Common Share:

Earnings per common share were calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Earnings per common share assuming dilution were calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the weighted-average number of outstanding dilutive stock options and restricted stock granted to outside directors, officers and employees. There were approximately 293,000, 315,000 and 193,000 weighted-average dilutive shares for the years ending December 31, 2005, 2004 and 2003, respectively. Options that were considered antidilutive because the exercise price of the stock exceeded the average price for the applicable period totaled approximately 562,000, 786,000 and 1,021,000 shares during 2005, 2004 and 2003, respectively. During the years ended December 31, 2005, 2004 and 2003, approximately 483,000, 278,000 and 98,000 shares of common stock, respectively, were issued, from either authorized shares or shares held in treasury, upon the exercise of stock options and vesting of restricted stock by employees and non-employee directors and the awarding of employee bonus stock under the 2004 Amended and Restated Stock Incentive Plan.

Production Revenue:

Effective January 1, 2003, management elected to begin recognizing production revenue under the Entitlement method of accounting. Under this method, revenue is deferred for deliveries in excess of the company’s net revenue interest, while revenue is accrued for the undelivered volumes. Production imbalances are generally recorded at the estimated sales price in effect at the time of production. The cumulative effect of the adoption of the Entitlement method recognized in 2003 was immaterial.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

Prior to adopting the Entitlement method, we recorded as revenue only that portion of production sold and allocable to our ownership interest in the related well. Any production proceeds received in excess of our ownership interest were reflected as a liability in the accompanying balance sheet. Revenue relating to net undelivered production to which we are entitled but for which we had not received payment were not recorded in the financial statements until such amounts were received. These amounts at December 31, 2002 were immaterial.

Income Taxes:

Income taxes are accounted for in accordance with the SFAS No. 109, Accounting for Income Taxes. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures, including future abandonment costs, related to evaluated projects are capitalized and depreciated, depleted and amortized on the UOP method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, we follow certain provisions of the Internal Revenue Code that allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion, different reporting methods for sales of oil and gas reserves in place, and different reporting methods used in the capitalization of employee, general and administrative and interest expenses.

Derivative Instruments and Hedging Activities:

Under SFAS No. 133, as amended, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. The cash settlement of effective cash flow hedges is recorded in oil and gas revenue. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings as derivative expense (income). At December 31, 2005, our 2006 collar contracts were considered effective cash flow hedges. See Note 10—“Hedging Activities.”

Stock-Based Compensation:

In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation,” which became effective with respect to us in 1996. Under SFAS No. 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” method whereby no compensation cost is recognized upon grant if certain requirements are met. We have continued to account for our stock-based compensation under APB 25.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” to amend the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reported results. If the compensation expense for stock-based compensation plans had been determined consistent with the expense recognition provisions under SFAS No. 123 and assuming the straight-line method for recognition of expenses in

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

the applicable vesting periods, our net income and earnings per common share and earnings per common share assuming dilution for the years presented would have approximated the pro forma amounts below:

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Net income, as reported	$136,764	$119,668	$123,192
Add: Stock-based compensation expense included in net income, net of tax	2,019	40	—
Less: Stock-based compensation expense using fair value method, net of tax	(5,780)	(5,569)	(5,287)

Pro forma net income	$133,003	$114,139	$117,905

Earnings per common share	$5.07	$4.50	$4.67
Pro forma earnings per common share	4.93	4.29	4.47
Earnings per common share assuming dilution	$5.02	$4.45	$4.64
Pro forma earnings per common share assuming dilution	4.88	4.24	4.44

On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1.	the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or

2.	the “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. In April 2005, the SEC approved a rule that delayed the effective date of SFAS No. 123(R) for public companies. As a result, SFAS No. 123(R) will be effective for us on January 1, 2006.

Stone has elected to adopt the requirements of SFAS No. 123(R) using the “modified prospective” method. We have historically used the Black-Scholes option-pricing model for estimating stock compensation expense for disclosure purposes and intend to continue using such method upon adoption of SFAS No. 123(R).

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

We expect the implementation of SFAS No. 123(R) to impact our 2006 financial statements as follows:

•	Expense amounts related to stock option issuances will be expensed in the income statement prospectively as opposed to the pro forma disclosures previously presented in prior periods. Expense amounts on stock options to be incurred in 2006 and future periods will be contingent upon several factors including the number of options issued and capitalization rates and therefore, prior pro forma amounts should not be assumed to be necessarily indicative of future expense amounts.

•	Unearned Compensation and Additional Paid-In Capital balances related to our restricted stock issuances will be reversed.

•	The tax benefits from the vesting of restricted stock and the exercise of stock options will no longer be recorded as an addition to Additional Paid-In Capital until we are in a current tax paying position. Presently, all of our income taxes are being deferred and we have substantial net operating losses available for carryover to future periods.

NOTE 3—ACCOUNTS RECEIVABLE:

In our capacity as operator for our co-venturers, we incur drilling and other costs that we bill to the respective parties based on their working interests. We also receive payments for these billings and, in some cases, for billings in advance of incurring costs. Our accounts receivable are comprised of the following amounts:

	As of December 31,
	2005	2004
Accounts Receivable:
Other co-venturers	$10,224	$11,187
Trade	107,855	94,046
Insurance receivable on hurricane claims	93,192	5,745
Officers and employees	2	12
Unbilled accounts receivable	412	408

	$211,685	$111,398

We have accrued insurance claims receivable related to Hurricanes Katrina and Rita to the extent we have concluded the insurance recovery is probable. The accrual is for all costs previously recorded in our financial statements including Asset Retirement Obligations and repair expenses including in Lease Operating Expenses. We have not accrued for costs to be incurred in future periods.

NOTE 4—CONCENTRATIONS:

Sales to Major Customers

Our production is sold on month-to-month contracts at prevailing prices. We have attempted to diversify our sales and obtain credit protections such as parental guarantees from certain of our purchasers. The following table identifies customers from whom we derived 10% or more of our total oil and gas revenue during the following years ended:

	December 31,
	2005	2004	2003
BP Energy Company	(a)	12%	(a)
Cinergy Marketing and Trading	(a)	11%	12%
Conoco, Inc.	10%	13%	(a)
Duke Energy Trading and Marketing LLC	(a)	(a)	13%
Equiva Trading Company	(a)	11%	10%
Sequent Energy Management LP	10%	—	—
Total Gas & Power North America, Inc.	12%	12%	—

(a)	Less than 10 percent

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

The maximum amount of credit risk exposure at December 31, 2005 relating to these customers amounted to $23,294.

We believe that the loss of any of these purchasers would not result in a material adverse effect on our ability to market future oil and gas production.

Production and Reserve Volumes

Approximately 76% (unaudited) of our estimated proved reserves at December 31, 2005 and 89% of our production during 2005 were associated with our Gulf Coast Basin properties.

Cash Deposits

Substantially all of our cash balances are in excess of federally insured limits.

NOTE 5—INVESTMENT IN OIL AND GAS PROPERTIES:

The following table discloses certain financial data relative to our oil and gas producing activities located onshore and offshore the continental United States, which represents our only operating segment:

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Oil and gas properties—
Balance, beginning of year	$3,157,670	$2,636,512	$2,224,930
Costs incurred during the year:
Capitalized—
Acquisition costs, net of sales of unevaluated properties	138,080	201,550	54,456
Exploratory costs	156,472	151,571	175,864
Development costs	149,890	125,161	109,507
Salaries, general and administrative costs and interest	35,939	23,395	22,274
Less: overhead reimbursements	(600)	(469)	(247)
Asset retirement costs	53,687	19,950	49,728

Total costs incurred during year	533,468	521,158	411,582

Balance, end of year	$3,691,138	$3,157,670	$2,636,512

Charged to expense—
Lease operating expenses	$114,664	$100,045	$72,786
Production taxes	13,179	7,408	5,975
Accretion expense	7,159	5,852	6,292

	$135,002	$113,305	$85,053

Unevaluated oil and gas properties—
Costs incurred during year:
Acquisition costs	$87,486	$43,268	$19,708
Exploration costs	37,841	23,022	3,063
Capitalized interest	14,391	5,114	6,164

	$139,718	$71,404	$28,935

Accumulated depreciation, depletion and amortization—
Balance, beginning of year	($1,640,362)	($1,420,371)	($1,261,436)
Provision for DD&A	(238,269)	(208,043)	(185,957)
Asset retirement costs	—	—	34,736
Cumulative effect of change in accounting	—	—	(7,239)
Sale of proved properties	(1,549)	(11,948)	(475)

Balance, end of year	($1,880,180)	($1,640,362)	($1,420,371)

Net capitalized costs (proved and unevaluated)	$1,810,958	$1,517,308	$1,216,141

DD&A per Mcfe	$2.87	$2.36	$1.92

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

The following table discloses financial data associated with unevaluated costs at December 31, 2005:

	Balance as of December 31, 2005	Net Costs incurred (evaluated) during the year ended December 31,
		2005	2004	2003	2002 and prior
Acquisition costs	$182,720	$87,486	$38,899	$9,599	$46,736
Exploration costs	37,841	37,841	—	—	—
Capitalized interest	26,086	14,391	4,181	3,596	3,918
Total unevaluated costs	$246,647	$139,718	$43,080	$13,195	$50,654

Of the total unevaluated costs at December 31, 2005 approximately $70,000 related to investment in the Williston Basin in Montana and North Dakota which we anticipate to be evaluated over the next 2 1/2 years. The excluded costs will be included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. Interest costs capitalized on unevaluated properties during the years ended December 31, 2005, 2004 and 2003 totaled $14,877, $6,957 and $7,848, respectively.

NOTE 6—ASSET RETIREMENT OBLIGATIONS:

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. This statement requires us to record the fair value of liabilities related to future asset retirement obligations (“ARO”) in the period the obligation is incurred. Asset retirement obligations relate to the removal of facilities and tangible equipment at the end of a property’s useful life. We adopted SFAS No. 143 on January 1, 2003, which requires that the fair value of a liability to retire an asset be recorded on the balance sheet and that the corresponding cost is capitalized in oil and gas properties. The ARO liability is accreted to its future value and the capitalized cost is depreciated consistent with the UOP method. Upon adoption, as restated, we recognized a gain for a cumulative transition adjustment of $6,747, net of tax, computed from the components below:

Initial ARO as a liability on our consolidated balance sheet, including accumulated accretion	($76,270)
Increase in oil and gas properties for the cost to abandon our oil and gas properties	52,002
Accumulated depreciation on the additional capitalized costs included in oil and gas properties at adoption date	(20,892)
Reversal of accumulated depreciation previously recorded related to abandonment costs	55,540

Cumulative effect of adoption	10,380
Tax effect	(3,633)

Cumulative effect of adoption, net of tax effect	$6,747

In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation using current prices that are escalated by an assumed inflation factor after discounting the future cost back to the date that the abandonment obligation was incurred using an assumed cost of funds for our company. After recording these amounts, the ARO will be accreted to its future estimated value using the same assumed cost of funds and the additional capitalized costs will be depreciated on a UOP basis. As required by SFAS No. 143, our estimate of our asset retirement obligations does not give consideration to the value the related assets could have to other parties.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

The change in our ARO during 2005 and 2004 is set forth below:

	2005	2004 (Restated)
Asset retirement obligation as of the beginning of the year	$106,091	$80,288
Liabilities incurred	7,461	27,173
Liabilities settled	(3,741)	(2,719)
Accretion expense	7,159	5,852
Revision of estimates	49,967	(4,503)

Asset retirement obligation as of the end of the year, including current portion	$166,937	$106,091

NOTE 7—INCOME TAXES:

An analysis of our deferred taxes follows:

	As of December 31,
	2005	2004 (Restated)
Net operating loss carryforward	$42,109	$38,800
Statutory depletion carryforward	5,278	5,302
Contribution carryforward	377	351
Capital loss carryforward	—	7
Alternative minimum tax credit carryforward	682	812
Temporary differences:
Oil and gas properties—full cost	(278,806)	(203,406)
Hedges	(2,631)	5,001
Other	(1,240)	41
Valuation allowance	(377)	(358)

	($234,608)	($153,450)

For tax reporting purposes, operating loss carryforwards totaled approximately $120,751 at December 31, 2005. If not utilized, such carryforwards would begin expiring in 2009 and would completely expire by the year 2025. In addition, we had approximately $15,741 in statutory depletion deductions available for tax reporting purposes that may be carried forward indefinitely. Recognition of a deferred tax asset associated with these carryforwards is dependent upon our evaluation that it is more likely than not that the asset will ultimately be realized.

As of December 31, 2005 a deferred tax liability of $2,646 was included in other current liabilities. At December 31, 2004 a deferred tax asset of $7,267 was included in other current assets.

Reconciliation between the statutory federal income tax rate and our effective income tax rate as a percentage of income before income taxes follows:

	Year Ended December 31,
	2005	2004	2003
Income tax expense computed at the statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes and other	0.9	—	—

Effective income tax rate	35.9%	35.0%	35.0%

Income taxes allocated to accumulated other comprehensive income related to oil and gas hedges amounted to $7,615, ($282) and ($2,151) for the years ended December 31, 2005, 2004 and 2003, respectively.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

NOTE 8—LONG-TERM DEBT:

Long-term debt consisted of the following:

	As of December 31,
	2005	2004
8 1/4% Senior Subordinated Notes due 2011	$200,000	$200,000
6 3/4% Senior Subordinated Notes due 2014	200,000	200,000
Bank debt	163,000	82,000

Total long-term debt	$563,000	$482,000

On April 30, 2004, we entered into a four-year $500,000 senior unsecured credit facility with a syndicated bank group. The new facility had an initial borrowing base of $425,000 and replaced the previous $350,000 credit facility. As a result, we recognized a charge for the early extinguishment of debt in the amount of $845, which relates to previously deferred financing costs associated with the old credit facility. On November 18, 2005, our borrowing base was reduced to $300,000 reflecting the impact of Hurricanes Katrina and Rita and our previously announced downward reserve revision. At December 31, 2005, we had $163,000 of borrowings outstanding with a weighted average interest rate of 6.0% under our bank credit facility. As of December 31, 2005, letters of credit totaling $13,084 had been issued under the credit facility, which reduce our availability for additional borrowings. These letters of credit have been issued in order to guarantee funding of plugging and abandonment obligations that were assumed through prior acquisitions of developed oil and gas properties.

The credit facility matures on April 30, 2008. At March 1, 2006 we had a borrowing base under the credit facility of $300,000 with availability of an additional $114,141 of borrowings. Interest rates are tied to LIBOR rates plus a margin that fluctuates based upon the ratio of aggregate outstanding borrowings and letters of credit exposure to the total borrowing base. Commitment fees are computed and payable quarterly at the rate of 50 basis points of borrowing availability. The borrowing base limitation is re-determined periodically and is based on a borrowing base amount established by the banks for our oil and gas properties.

Under the financial covenants of our credit facility, we must (i) maintain a ratio of consolidated debt to consolidated EBITDA, as defined in the amended credit agreement, for the preceding four quarterly periods of not greater than 3.25 to 1 and (ii) maintain a Consolidated Tangible Net Worth (as defined). In addition, the credit facility places certain customary restrictions or requirements with respect to disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. These covenants may limit or prohibit us from paying cash dividends. During 2005, the participating banks in our credit facility granted waivers from certain covenants regarding the filing of our financial statements until March 31, 2006. Additionally, we agreed to secure borrowings under the facility with a security interest in certain oil and gas properties. As of the date of this filing we had not completed the transfer of the security interests to the banks participating in the facility. If we are unable to complete this transaction by March 31, 2006, it is possible that the balance of the facility could become due at that time; however, we believe we could replace the facility if this were to occur.

On December 15, 2004, we issued $200,000 6 3/4% Senior Subordinated Notes due 2014. The notes were sold at par value and we received net proceeds of $195,500 and are subordinated to our senior unsecured credit facility and rank pari passu with our 8 1/4% Senior Subordinated Notes. There is no sinking fund requirement and the notes are redeemable at our option, in whole but not in part, at any time before December 15, 2009 at a Make-Whole Amount. Beginning December 15, 2009, the notes are redeemable at our option, in whole or in part, at 103.375% of their principal amount and thereafter at prices declining annually to 100% on and after

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

December 15, 2012. In addition, before December 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes issued with net proceeds from an equity offering at 106.75%. The notes provide for certain covenants, which include, without limitation, restrictions on liens, indebtedness, asset sales, dividend payments and other restricted payments. At December 31, 2005, $592 had been accrued in connection with the June 15, 2006 interest payment. We received notice of non-compliance from holders of over 25 percent of the outstanding principal amount of our $200,000 6 3/4% Senior Subordinated Notes due 2014 relating to the non- issuance of financial statements. The receipt of notice of non-compliance started a 60 day period beginning February 15, 2006 in which to cure the default relating to the non-issuance of financial statements. As a consequence of these notices, we became unable to borrow additional funds under our bank credit facility until the default was cured. We believe the filing of this Form 10-K and our September 30, 2005 Form 10-Q has cured the default.

On December 5, 2001, we issued $200,000 8 1/4% Senior Subordinated Notes due 2011. The notes were sold at par value and we received net proceeds of $195,500 and are subordinated to our senior unsecured credit facility and rank pari passu with our 6 3/4% Senior Subordinated Notes. There is no sinking fund requirement and the notes are redeemable at our option, in whole but not in part, at any time before December 15, 2006 at a Make- Whole Amount. Beginning December 15, 2006, the notes are redeemable at our option, in whole or in part, at 104.125% of their principal amount and thereafter at prices declining annually to 100% on and after December 15, 2009. The notes provide for certain covenants, which include, without limitation, restrictions on liens, indebtedness, asset sales, dividend payments and other restricted payments. At December 31, 2005, $721 had been accrued in connection with the June 15, 2006 interest payment.

Other assets at December 31, 2005 and 2004 included approximately $9,784 and $11,004, respectively, of deferred financing costs, net of accumulated amortization, related primarily to the issuance of the 8 1/4% notes, the 6 3/4% notes and the new credit facility. The costs associated with the 8 1/4% notes and 6 3/4% notes are being amortized over the life of the notes using a method that applies effective interest rates of 8.6% and 7.1%, respectively. The costs associated with the credit facility are being amortized on the straight-line method over the term of the facility.

On September 30, 2003, we redeemed our $100,000 outstanding 8 3/4% Senior Subordinated Notes due 2007 at a call premium of 102.917%. The cash redemption payment was funded through a combination of available cash and $90,000 of borrowings under our bank credit facility. We recorded a pre-tax charge of $4,661 during 2003 for the early extinguishment of debt, which related to the call premium of $2,917 and the recognition of previously deferred financing costs and unamortized discounts associated with the issuance of the notes in 1997.

Total interest cost incurred on all obligations for the years ended December 31, 2005, 2004 and 2003 was $38,100, $23,800 and $27,700 respectively.

NOTE 9—TRANSACTIONS WITH RELATED PARTIES:

James H. Stone, our chairman of the board of directors, owns up to 7.5% of the working interest in certain wells drilled on Section 19 on the east flank of the Weeks Island Field. This interest was acquired prior to our initial public offering in 1993. In his capacity as a working interest owner, he is required to pay his proportional share of all costs and is entitled to receive his proportional share of revenue.

Our interests in certain oil and gas properties are burdened by net profits interests and overriding royalty interests granted at the time of acquisition to certain of our present and former officers. Such net profit interest owners do not receive any cash distributions until we have recovered all acquisition, development, financing and

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

operating costs. D. Peter Canty, a former director and former President and Chief Executive Officer, and James H. Prince, former Executive Vice President and Chief Financial Officer, remain net profit interest owners. Amounts paid to these former officers under the remaining net profits arrangement amounted to $915, $727 and $1,169 in 2005, 2004 and 2003, respectively. In addition, Michael E. Madden, our Vice President of Reserves, was granted an overriding royalty interest in some of our properties by an independent third party. At the time he was granted this interest, he was serving Stone as an independent engineering consultant. The amount paid to Michael E. Madden during 2005, 2004 and 2003 under the overriding royalty arrangement totaled $156, $101 and $94, respectively.

Pursuant to his retirement, we agreed to a consulting arrangement with Mr. Canty whereby he was paid $235 for consulting services for the period from April 1, 2004 through December 31, 2004. There is no agreement for consulting service with Mr. Canty for the year ended December 31, 2005.

The son of John P. Laborde, one of our directors, has an interest in several marine service companies, which provided services to us during 2005, 2004 and 2003 in the amount of $1,876, $1,534 and $2,978, respectively. John P. Laborde has no interest in these companies.

NOTE 10—HEDGING ACTIVITIES:

We enter into hedging transactions to secure a price for a portion of future production that is acceptable at the time at which the transaction is entered. The primary objective of these activities is to reduce our exposure to the possibility of declining oil and natural gas prices during the term of the hedge. These hedges are designated as cash flow hedges upon entering into the contract. We do not enter into hedging transactions for trading purposes. Monthly settlements of these contracts are reflected in revenue from oil and gas production. Under generally accepted accounting principles, in order to consider these futures contracts as hedges, (i) we must designate the futures contract as a hedge of future production and (ii) the contract must be effective at reducing our exposure to the risk of changes in prices. Changes in the market values of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, we will record the market value of the contract at the end of each month and recognize a related increase or decrease in derivative expenses (income).

Stone has entered into zero-premium collars with various counterparties for a portion of our expected 2006 oil and natural gas production from the Gulf Coast Basin. The natural gas collar settlements are based on an average of New York Mercantile Exchange (“NYMEX”) settlement prices for the last three days of a respective trade month. The oil collar settlements are based upon an average of the NYMEX closing price for West Texas Intermediate (“WTI”) during the entire calendar month. The contracts require payments to the counterparties if the average price is above the ceiling price or payment from the counterparties if the average price is below the floor price. Our collars are with Bank of America, N.A., Goldman Sachs and JP Morgan. Our 2006 collar contracts are considered effective hedges under SFAS No. 133 and all changes in fair value are recorded, net of taxes, in other comprehensive income prior to settlement.

During 2005 we utilized oil and gas collar contracts in the Gulf Coast Basin and fixed-price swaps to hedge a portion of our future gas production from our Rocky Mountain Region properties. Our swap contracts were with Bank of America and are based upon Inside FERC published prices for natural gas deliveries at Kern River. Swaps typically provide for monthly payments by us if prices rise above the swap price or to us if prices fall below the swap price. The last of these contracts terminated on December 31, 2005. One of our collar contracts for September, October and November 2005 became ineffective when curtailments of our oil production resulting from Hurricanes Katrina and Rita resulted in production levels less than hedged amounts. Settlements on these ineffective hedges in the amount of $3,388 are included in derivative expense for 2005.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

During 2004 and 2003, a portion of our oil and natural gas production from the Gulf Coast Basin was hedged with put contracts. Put contracts are purchased at a rate per unit of hedged production that fluctuates with the commodity futures market. The historical cost of the put contracts represents our maximum cash exposure. We are not obligated to make any further payments under the put contracts regardless of future commodity price fluctuations. Under put contracts, monthly payments are made to us if NYMEX prices fall below the agreed upon floor price, while allowing us to fully participate in commodity prices above that floor.

At December 31, 2005, we had accumulated other comprehensive income of $4,856, net of tax, which related to our 2006 collar contracts. We believe this amount approximates the estimated amount to be reclassified into earnings in the next twelve months.

In October 2002, we reached an agreement with Enron North America Corp. to purchase the portion of our fixed price natural gas swap contract settling subsequent to October 2002 for $5,917. We amortized $3,632 of derivative expenses during 2003 related to the balance of previously recorded other comprehensive loss from the swap contract.

During 2005, 2004 and 2003, we recognized $3,388, $4,099 and $8,711, respectively, of derivative expenses. The components of derivative expenses were as follows:

	Year Ended December 31,
	2005	2004	2003
Cost of put contracts settled	$—	$4,099	$5,079
Settlements on ineffective oil collars	3,388	—	—
Effect of change in accounting treatment for swaps, net of tax	—	—	3,632

Total derivative expense	$3,388	$4,099	$8,711

For the years ended December 31, 2005, 2004 and 2003, we realized net decreases in oil and gas revenue related to effective hedging transactions of $42,167, $10,122 and $1,576, respectively.

The following table shows our hedging positions as of March 1, 2006:

	Zero-Premium Collars
	Natural Gas			Oil
	Daily Volume (MMBtus/d)	Floor Price	Ceiling Price	Daily Volume (Bbls/d)	Floor Price	Ceiling Price
2006	10,000	$8.00	$14.28	3,000	$55.00	$76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

NOTE 11—COMMITMENTS AND CONTINGENCIES:

We lease office facilities in New Orleans, Louisiana, Houston, Texas and Denver, Colorado under the terms of long-term, non-cancelable leases expiring on various dates through 2010. We also lease automobiles under the terms of non-cancelable leases expiring at various dates through 2007. We also lease certain equipment on our oil and gas properties typically on a month-to-month basis. The minimum net annual commitments under all leases, subleases and contracts noted above at December 31, 2005 were as follows:

2006	$580
2007	586
2008	476
2009	271
2010	271

Payments related to our lease obligations for the years ended December 31, 2005, 2004 and 2003 were approximately $876, $1,122 and $1,140, respectively. We subleased office space to third parties, and for the years ended 2005, 2004 and 2003, we recorded related receipts of $86, $832 and $816, respectively.

We are contingently liable to surety insurance companies in the aggregate amount of $73,950 relative to bonds issued on our behalf to the United States Department of the Interior Minerals Management Service (MMS), federal and state agencies and certain third parties from which we purchased oil and gas working interests. The bonds represent guarantees by the surety insurance companies that we will operate in accordance with applicable rules and regulations and perform certain plugging and abandonment obligations as specified by applicable working interest purchase and sale agreements.

We are also named as a defendant in certain lawsuits and are a party to certain regulatory proceedings arising in the ordinary course of business. We do not expect these matters, individually or in the aggregate, will have a material adverse effect on our financial condition.

OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under OPA and a final rule adopted by the MMS in August 1998, responsible parties of covered offshore facilities that have a worst case oil spill of more than 1,000 barrels must demonstrate financial responsibility in amounts ranging from at least $10,000 in specified state waters to at least $35,000 in OCS waters, with higher amounts of up to $150,000 in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst case oil-spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS’s final rule. We do not anticipate that we will experience any difficulty in continuing to satisfy the MMS’s requirements for demonstrating financial responsibility under OPA and the MMS’s regulations.

In 2004 we entered into an exploration agreement with Kerr-McGee Oil and Gas Corp. covering several undeveloped leases in the Gulf of Mexico. Under the agreement, we acquired varying interests in these deepwater and deep shelf leases and agreed to participate in five commitment wells. As of December 31, 2005 we had one well remaining on this commitment which will be drilled in 2006. In addition, we also intend to evaluate additional drilling opportunities on the respective leases in 2006.

In connection with our exploration efforts, specifically in the deepwater of the Gulf of Mexico, we have committed to acquire seismic data from certain providers on multiple offshore blocks over the next three years. As of December 31, 2005, our seismic data purchase commitments totaled $94,390 to be incurred over the next three years.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue (“LDR”) in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640, plus accrued interest of $352 (calculated through December 15, 2004), for the franchise year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274, plus accrued interest of $159 (calculated through December 15, 2004), for the franchise years 1999, 2000 and 2001. Further, on December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2,605 plus accrued interest calculated through December 15, 2005 in the amount of $1,194. These assessments all relate to the LDR’s assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. The Company disagrees with these contentions and intends to vigorously defend itself against these claims.

Stone has received notice that the staff of the SEC is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. In addition, Stone has received an inquiry from the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement. Stone intends to cooperate fully with both inquiries.

On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana against Stone, David H. Welch, Kenneth H. Beer, D. Peter Canty and James H. Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints assert a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contend that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone’s financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company’s proved reserves, assets and future net cash flows were materially overstated at all relevant times. A motion to consolidate these actions and to appoint a lead plaintiff will be heard on March 22, 2006. In addition, on or about December 16, 2005, Robert Farer filed a complaint in the United States District Court for the Western District of Louisiana alleging claims derivatively on behalf of Stone, and three similar complaints were filed soon thereafter in federal and state court. Stone is named as a nominal defendant, and certain current and former officers and directors are named as defendants in these actions, which allege breaches of the fiduciary duties owed to Stone, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Sarbanes-Oxley Act of 2002. Stone intends to vigorously defend these lawsuits.

Stone’s Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of Delaware (Stone’s state of incorporation), for indemnification of and advancement of defense costs to Stone’s current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

NOTE 12—EMPLOYEE BENEFIT PLANS:

We have entered into deferred compensation and disability agreements with certain of our officers and former officers whereby we have purchased split-dollar life insurance policies to provide certain retirement and death benefits for certain of our officers and former officers and death benefits payable to us. The aggregate death benefit of the policies was $3,225 at December 31, 2005, of which $1,493 was payable to certain officers or former officers or their beneficiaries and $1,732 was payable to us. Total cash surrender value of the policies, net of related surrender charges at December 31, 2005, was approximately $1,120 and is recorded in other assets. Additionally, the benefits under the deferred compensation agreements vest after certain periods of employment, and at December 31, 2005, the liability for such vested benefits was approximately $770 and is recorded in other long-term liabilities.

The following is a brief description of each incentive compensation plans applicable to our employees:

i. The Annual Incentive Compensation Plan provided for an annual cash incentive bonus that ties incentives to the annual return on our common stock, to a comparison of the price performance of our common stock to the average quarterly returns on the shares of stock of a peer group of companies with which we compete and to the growth in our net earnings per share, net cash flows and net asset value. Incentive bonuses are awarded to participants based upon individual performance factors. This plan was terminated upon the approval and adoption of the Revised Annual Incentive Compensation Plan, discussed below.

In February 2003 and February 2005, our board of directors approved and adopted the Revised Annual Incentive Compensation Plan. The revised plan provides for annual cash incentive bonuses that are tied to the achievement of certain strategic objectives as defined by our board of directors on an annual basis. Stone incurred expenses of $1,252, $2,318 and $2,636, net of amounts capitalized, for each of the years ended December 31, 2005, 2004 and 2003, respectively, related to incentive compensation bonuses to be paid under the revised plan.

ii. At the 2004 Annual Meeting of Stockholders, the stockholders approved the Plan, which provides for the granting of incentive stock options, restricted stock awards, bonus stock awards, or any combination as is best suited to the circumstances of the particular employee or nonemployee director. The Plan provides for 4,225,000 shares of common stock to be reserved for issuance pursuant to this plan. At the 2003 Annual Meeting of Stockholders, the stockholders approved, through proxy voting, an amendment that increased the aggregate number of shares of Common Stock reserved for issuance by 1,000,000 shares. Under the Plan, we may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to all employees and directors. All such options must have an exercise price of not less than the fair market value of the common stock on the date of grant and may not be re-priced without stockholder approval. Stock options to all employees vest ratably over a five-year service-vesting period and expire ten years subsequent to award. Stock options issued to non-employee directors vest ratably over a three-year service-vesting period and expire ten years subsequent to award. In addition, the Plan provides that shares available under the Plan may be granted as restricted stock.

iii. The Stone Energy 401(k) Profit Sharing Plan provides eligible employees with the option to defer receipt of a portion of their compensation and we may, at our discretion, match a portion or all of the employee’s deferral. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the directions of each employee. An employee is 20% vested in matching contributions (if any) for each year of service and is fully vested upon five years of service. For the years ended December 31, 2005, 2004 and 2003, Stone contributed $974, $850 and $677, respectively, to the plan.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

iv. The Stone Energy Corporation Deferred Compensation Plan provides eligible executives with the option to defer up to 100% of their compensation for a calendar year and we may, at our discretion, match a portion or all of the participant’s deferral based upon a percentage determined by the board of directors. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the direction of each participant. During the year ended December 31, 2004, there were no matching contributions made by Stone. At December 31, 2005 plan assets of $901 were included in other assets. An equal amount of plan liabilities were included in other long-term liabilities.

Stock Options. A summary of stock options as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is presented below.

	Year Ended December 31,
	2005		2004		2003
	Number of Options	Wgtd. Avg. Exer. Price	Number of Options	Wgtd. Avg. Exer. Price	Number of Options	Wgtd. Avg. Exer. Price
Outstanding at beginning of year	2,541,135	$39.47	2,735,559	$37.92	2,419,557	$37.68
Granted	85,500	49.54	282,250	46.16	571,600	36.63
Exercised	(486,127)	29.00	(296,107)	29.34	(127,600)	21.20
Forfeited	(154,163)	37.73	(180,567)	42.97	(127,998)	44.42
Expired	(84,283)	56.43	—	—	—	—

Outstanding at end of year	1,902,062	$41.99	2,541,135	$39.47	2,735,559	$37.92

Options exercisable at year-end	1,160,669	42.72	1,372,416	38.79	1,292,239	36.39
Weighted average fair value of options granted during the year	$20.81		$20.12		$16.57

The fair value of each stock option granted was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend Yield	—	—	—
Expected volatility	36.47%	39.92%	41.89%
Risk-free interest rate	3.84%	3.90%	3.66%
Expected option life (1)	6.0 Years	6.0 Years	6.0 Years

(1)	The expected life of options granted to nonemployee directors was assumed to be four years.

The following table summarizes information regarding stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/05	Wgtd. Avg. Remaining Contractual Life	Wgtd. Avg. Exercise Price	Options Exercisable at 12/31/05	Wgtd. Avg. Exercise Price
$20 – $30	103,000	1.2 years	$24.95	103,000	$24.95
30 – 40	955,754	6.2 years	35.61	534,115	35.62
40 – 50	400,634	6.8 years	45.92	140,320	45.13
50 – 70	442,674	4.5 years	56.17	383,234	56.51

	1,902,062	5.7 years	41.99	1,160,669	42.72

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

Common stock issued upon the exercise of non-qualified stock options results in a tax deduction for us equivalent to the compensation income recognized by the option holder. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. The exercise of stock options during 2005, 2004 and 2003 resulted in a tax benefit to us of approximately $3,796, $1,821 and $774, respectively.

At December 31, 2005, we had approximately 600,953 additional shares available for issuance pursuant to the 2004 Amended and Restated Stock Incentive Plan (the “Plan”). As discussed below, the Plan provides for the issuance of restricted shares. Any such issuance would reduce the number of shares available for future grants of stock options, restricted stock and stock bonus awards.

Restricted Stock. In addition, since 2004, the Plan provides that shares available for issuance may be granted as restricted stock. In accordance with APB No. 25, we record unearned compensation in connection with the granting of restricted stock equal to the fair value of our common stock on the date of grant. As the restrictions lapse (over two to five years), we reduce unearned compensation and recognize compensation expense. During 2005 and 2004, the Company granted 338,000 and 33,710 shares of restricted stock with a weighted average grant date fair value of $52.04 and $44.91 per share, and recognized compensation expense of $2,997 and $28 related to these shares. There were no shares of restricted stock granted during 2003 under the Plan.

NOTE 13—OIL AND GAS RESERVE INFORMATION—UNAUDITED:

Our net proved oil and gas reserves at December 31, 2005 have been prepared in accordance with guidelines established by the SEC. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the present values should not be construed as the market value of the oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

The majority of our Gulf Coast Basin reserves have been audited by Netherland, Sewell & Associates, Inc. (an audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles). The audited properties cover 72.6% of our total reserve base on a volumetric basis. The remainder of our Gulf Coast Basin reserves were prepared by Cawley, Gillespie & Associates, Inc. and represent 3.0% of our reserves on a volumetric basis. Our Rocky Mountain Region reserves were prepared by Ryder Scott Company, L.P. and represent 24.4% of our reserves on a volumetric basis.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

The following table sets forth an analysis of the estimated quantities of net proved and proved developed oil (including condensate) and natural gas reserves, all of which are located onshore and offshore the continental United States:

	Oil in MBbls	Natural Gas in MMcf	Oil and Natural Gas in MMcfe
Estimated proved reserves as of December 31, 2002 (restated)	40,735	376,236	620,644
Revisions of previous estimates	(1,936)	(18,033)	(29,649)
Extensions, discoveries and other additions	7,776	73,994	120,650
Purchase of producing properties	3,731	10,647	33,033
Sale of reserves	(71)	(28)	(454)
Production (1)	(5,727)	(62,536)	(96,898)

Estimated proved reserves as of December 31, 2003 (restated)	44,508	380,280	647,326
Revisions of previous estimates	(1,625)	(16,585)	(26,335)
Extensions, discoveries and other additions	3,830	66,501	89,481
Purchase of producing properties	1,819	44,976	55,890
Sale of reserves	(709)	(5,726)	(9,980)
Production	(5,438)	(55,544)	(88,172)

Estimated proved reserves as of December 31, 2004 (restated)	42,385	413,902	668,210
Revisions of previous estimates	(4,745)	(50,881)	(79,349)
Extensions, discoveries and other additions	6,534	34,492	(73,696)
Purchase of producing properties	2,173	704	13,743
Production	(4,838)	(54,129)	(83,158)

Estimated proved reserves as of December 31, 2005	41,509	344,088	593,142

Estimated proved developed reserves:
as of December 31, 2003 (restated)	36,046	293,540	509,816

as of December 31, 2004 (restated)	33,115	312,454	511,144

as of December 31, 2005	31,557	241,347	430,689

(1)	Excludes gas production volumes related to the volumetric production payment.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

The following tables present the standardized measure of future net cash flows related to estimated proved oil and gas reserves together with changes therein, as defined by the FASB, including a reduction for estimated plugging and abandonment costs that are also reflected as a liability on the balance sheet at December 31, 2005 in accordance with SFAS No. 143. You should not assume that the future net cash flows or the discounted future net cash flows, referred to in the table below, represent the fair value of our estimated oil and gas reserves. As required by the SEC, we determine estimated future net cash flows using period-end market prices for oil and gas without considering hedge contracts in place at the end of the period. The average 2005 year-end product prices for all of our properties were $57.17 per barrel of oil and $9.86 per Mcf of gas. Future production and development costs are based on current costs with no escalations. Estimated future cash flows net of future income taxes have been discounted to their present values based on a 10% annual discount rate.

	Standardized Measure Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Future cash inflows	$5,766,726	$4,457,716	$3,802,331
Future production costs	(1,293,950)	(851,926)	(604,617)
Future development costs	(678,212)	(522,210)	(404,372)
Future income taxes	(987,901)	(744,604)	(675,281)

Future net cash flows	2,806,663	2,338,976	2,118,061
10% annual discount	(873,684)	(726,517)	(653,985)

Standardized measure of discounted future net cash flows	$1,932,979	$1,612,459	$1,464,076

	Changes in Standardized Measure Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Standardized measure at beginning of year	$1,612,459	$1,464,076	$1,183,556
Sales and transfers of oil and gas produced, net of production costs	(508,397)	(436,748)	(429,544)
Changes in price, net of future production costs	879,528	193,382	359,650
Extensions and discoveries, net of future production and development costs	269,742	267,760	445,969
Changes in estimated future development costs, net of development costs incurred during the period	(22,537)	19,796	19,234
Revisions of quantity estimates	(402,974)	(141,133)	(157,881)
Accretion of discount	207,148	187,795	145,504
Net change in income taxes	(173,079)	(45,072)	(142,395)
Purchases of reserves in-place	44,940	232,450	104,957
Sales of reserves in-place	—	(19,558)	(622)
Changes in production rates due to timing and other	26,150	(110,289)	(64,352)

Net increase in standardized measure	320,521	148,383	280,520

Standardized measure at end of year	$1,932,980	$1,612,459	$1,464,076

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount in thousands of dollars, except per share and price amounts)

NOTE 14—SUMMARIZED QUARTERLY FINANCIAL INFORMATION—UNAUDITED:

	Three Months Ended
	March 31, See Note Below	June 30, See Note Below	Sept. 30, See Note Below	Dec. 31, See Note Below
2005
Operating revenue	$156,153	$185,238	$159,275	$135,574
Income from operations	56,519	72,334	55,689	47,924
Net income	33,424	43,967	32,977	26,395

Earnings common per share	$1.25	$1.64	$1.22	$0.97
Earnings common per share assuming dilution	1.24	1.62	1.20	0.96

2004
Operating revenue	$133,580	$142,224	$128,306	$140,091
Income from operations	51,779	54,742	37,349	55,437
Net income	31,408	31,796	21,945	34,519

Earnings common per share	$1.19	$1.20	$0.82	$1.29
Earnings common per share assuming dilution	$1.17	$1.18	$0.82	$1.28

NOTE—All amounts for 2004 and for the first two quarters of 2005 have been restated for the Financial Restatement described in Note 1—Restatement of Historical Financial Statements.

STONE ENERGY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$22,088	$79,708
Accounts receivable	232,082	211,685
Fair value of hedging contracts	22,788	7,471
Other current assets	2,301	2,795

Total current assets	279,259	301,659
Oil and gas properties—full cost method of accounting:
Proved, net of accumulated depreciation, depletion and amortization of $1,944,812 and $1,880,180 respectively	1,665,045	1,564,312
Unevaluated	226,406	246,647
Building and land, net	5,851	5,521
Fixed assets, net	9,812	9,331
Other assets, net	13,000	12,847

Total assets	$2,199,373	$2,140,317

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable to vendors	$166,344	$160,682
Undistributed oil and gas proceeds	48,052	59,187
Asset retirement obligations	57,745	53,894
Deferred taxes	7,659	2,646
Fair value of hedging contracts	1,249	—
Other current liabilities	13,527	8,744

Total current liabilities	294,576	285,153

Long-term debt	563,000	563,000
Deferred taxes	244,491	231,961
Asset retirement obligations	112,234	113,043
Fair value of hedging contracts	1,255	—
Other long-term liabilities	3,259	3,037

Total liabilities	1,218,815	1,196,194

Commitments and contingencies
Common stock	272	272
Treasury stock	(1,161)	(1,348)
Additional paid-in capital	489,144	500,228
Unearned compensation	—	(15,068)
Retained earnings	479,159	455,183
Accumulated other comprehensive income	13,144	4,856

Total stockholders’ equity	980,558	944,123

Total liabilities and stockholders’ equity	$2,199,373	$2,140,317

The accompanying notes are an integral part of this balance sheet.

STONE ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts) (Unaudited)

	Three Months Ended March 31,
	2006	2005
Operating revenue:
Oil production	$61,512	$64,631
Gas production	96,922	91,522

Total operating revenue	158,434	156,153

Operating expenses:
Lease operating expenses	34,876	27,924
Production taxes	4,217	2,427
Depreciation, depletion and amortization	65,571	62,021
Accretion expense	3,043	1,790
Salaries, general and administrative expenses	8,477	4,826
Incentive compensation expense	232	646

Total operating expenses	116,416	99,634

Income from operations	42,018	56,519

Other (income) expenses:
Interest	5,915	5,831
Other income	(922)	(589)

Total other expenses, net	4,993	5,242

Net Income before income taxes	37,025	51,277

Income taxes provision:
Current	—	—
Deferred	13,017	17,853

Total income taxes	13,017	17,853

Net income	$24,008	$33,424

Basic earnings per share	$0.88	$1.25

Diluted earnings per share	$0.88	$1.24

Average shares outstanding	27,169	26,730

Average shares outstanding assuming dilution	27,352	27,039

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of dollars)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$24,008	$33,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	65,571	62,021
Accretion expense	3,043	1,790
Provision for deferred income taxes	13,017	17,853
Stock compensation expense	1,379	—
Other non-cash items	200	541
Increase in accounts receivable	(20,397)	(14,006)
Decrease in other current assets	482	1,242
Increase in accounts payable	351	—
Increase (decrease) in other current liabilities	(6,351)	7,991
Other	3	123

Net cash provided by operating activities	81,306	110,979

Cash flows from investing activities:
Investment in oil and gas properties	(138,964)	(179,852)
Investment in fixed and other assets	(1,593)	(694)

Net cash used in investing activities	(140,557)	(180,546)

Cash flows from financing activities:
Proceeds from bank borrowings	—	76,000
Deferred financing costs	—	(137)
Proceeds from the exercise of stock options	1,631	5,014

Net cash provided by financing activities	1,631	80,877

Net increase (decrease) in cash and cash equivalents	(57,620)	11,310

Cash and cash equivalents, beginning of period	79,708	24,257

Cash and cash equivalents, end of period	$22,088	$35,567

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Interim Financial Statements

The condensed consolidated financial statements of Stone Energy Corporation and subsidiary as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The condensed consolidated balance sheet at December 31, 2005 has been derived from the audited financial statements at that date. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with the explanatory note regarding restatement and management’s discussion and analysis of financial condition and results of operations, contained in our Annual Report on Form 10-K for the year ended December 31, 2005. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of future financial results.

Note 2—Earnings Per Share

Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period plus the weighted-average number of dilutive stock options and restricted stock granted to outside directors and employees. There were approximately 183,000 and 309,000 dilutive shares for the three months ended March 31, 2006 and 2005, respectively.

Stock options that were considered antidilutive because the exercise price of the option exceeded the average price of our stock for the applicable period totaled approximately 712,000 and 650,000 shares in the three months ended March 31, 2006 and 2005, respectively. During the three months ended March 31, 2006 and 2005, approximately 54,000 and 187,000 shares, respectively, were issued upon the exercise of stock options by employees and nonemployee directors and the awarding of employee bonus stock pursuant to the 2004 Amended and Restated Stock Incentive Plan.

Note 3—Hedging Activities

We enter into hedging transactions to secure a commodity price for a portion of future production that is acceptable at the time of the transaction. The primary objective of these activities is to reduce our exposure to the risk of declining oil and natural gas prices during the term of the hedge. We do not enter into hedging transactions for trading purposes. We currently utilize zero-premium collars for hedging purposes.

The following table illustrates our hedging positions as of March 31, 2006:

	Natural Gas			Oil
	Daily Volume (MMBtus/d)	Floor Price	Ceiling Price	Daily Volume (Bbls/d)	Floor Price	Ceiling Price
2006	10,000	$8.00	$14.28	3,000	$55.00	76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40	—	—	—
2007	—	—	—	3,000	60.00	78.35

Under Statement of Financial Accounting Standards (“SFAS”) No. 133, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. If the instrument

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

qualifies for hedge accounting treatment, it is recorded as either an asset or liability measured at fair value and subsequent changes in the derivative’s fair value are recognized in equity through other comprehensive income, to the extent the hedge is considered effective. Additionally, monthly settlements of effective hedges are reflected in revenue from oil and gas production. Instruments not qualifying for hedge accounting are recorded in the balance sheet at fair value and changes in fair value are recognized in earnings. Monthly settlements of ineffective hedges are recognized in earnings through derivative expense and are not reflected as revenue from oil and gas production.

During the three months ended March 31, 2006, we realized a net increase in gas revenue related to our effective zero-premium collars of $4.2 million. We realized a net decrease of $2.9 million in gas revenue related to swaps and a decrease of $0.4 million in oil revenue related to our zero-premium collars for the three months ended March 31, 2005.

Note 4—Long-Term Debt

Long-term debt consisted of the following:

	March 31, 2006	December 31, 2005
	(Unaudited) (in millions)
8 1/4% Senior Subordinated Notes due 2011	$200	$200
6 3/4% Senior Subordinated Notes due 2014	200	200
Bank debt	163	163

Total long-term debt	$563	$563

On March 28, 2006 the bank credit facility was amended whereby we granted a valid, perfected, first-priority lien in favor of the participating banks on the majority of our oil and gas properties. Borrowings outstanding at March 31, 2006 under our bank credit facility totaled $163.0 million, and letters of credit totaling $22.9 million have been issued under the facility. At March 31, 2006, we had $114.1 million of borrowings available under the credit facility and the weighted average interest rate was approximately 6.0%. On April 3, 2006 we borrowed an additional $35.0 million under the facility leaving $79.1 million of borrowings available under the facility. The borrowing base under the credit facility is re-determined periodically based on the bank group’s evaluation of our proved oil and gas reserves.

Note 5—Comprehensive Income

The following table illustrates the components of comprehensive income for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
	2006	2005
	(Unaudited) (In millions)
Net income	$24.0	$33.4
Other comprehensive income (loss), net of tax effect:
Adjustment for fair value accounting of derivatives	8.3	(11.1)

Comprehensive income	$32.3	$22.3

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Asset Retirement Obligations

During the first quarter of 2006 and 2005, we recognized non-cash expenses of $3.0 million and $1.8 million, respectively, related to the accretion of our asset retirement obligations. As of March 31, 2006, accretion expense represents the only change in our asset retirement obligations since December 31, 2005.

Note 7—Stock-Based Compensation

On December 16, 2004, the FASB issue SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) has become effective for us on January 1, 2006.

We have elected to adopt the requirements of SFAS No 123(R) using the “modified prospective” method. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. For the three months ended March 31, 2006 we incurred $2.5 million of stock-based compensation of which $1.4 million related to restricted stock issuances, $1.0 million related to stock option grants and $0.1 million related to employee bonus stock awards and of which a total of approximately $1.1 million was capitalized into Oil and Gas Properties. The net effect of the implementation of SFAS No. 123(R) on net income for the three months ended March 31, 2006 was immaterial.

For the three months ended March 31, 2005, if stock-based compensation expense had been determined consistent with the expense recognition provisions under SFAS No. 123, our net income, basic earnings per share and diluted earnings per share would have approximated the pro forma amounts below (in thousands of dollars, except per share amounts):

Net income	$33,424
Add: Stock-based compensation expense included in net income, net of tax	113
Less: Stock-based compensation expense using fair value method, net of tax	(577)

Pro forma net income	$32,960

Basic earnings per share	$1.25
Pro forma basic earnings per share	$1.23

Diluted earnings per share	$1.24
Pro forma diluted earnings per share	$1.22

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under our 2004 Amended and Restated Stock Incentive Plan (the “Plan”), we may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to all employees and directors. All such options must have an exercise price of not less than the fair market value of the common stock on the date of grant and may not be re-priced without stockholder approval. Stock options to all employees vest ratably over a five-year service-vesting period and expire ten years subsequent to award. Stock options issued to non-employee directors vest ratably over a three-year service-vesting period and expire ten years subsequent to award. In addition, the Plan provides that shares available under the Plan may be granted as restricted stock. Restricted stock typically vests over a three-year period. During the periods ended March 31, 2006 and 2005, we granted 15,000 stock options valued at $313,500 and 10,500 stock options valued at $192,695, respectively. Fair value for the three months ended March 31, 2006 and 2005 was determined using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Dividend yield	0.00%	0.00%
Expected volatility	36.59%	37.15%
Risk-free rate	4.58%	3.92%
Expected option life	6.0 years	6.0 years
Forfeiture rate	10.00%	0.00%

Expected volatility and expected option life are based on a historical average. The risk-free rate is based on quoted rates on zero-coupon Treasury Securities for terms consistent with the expected option life.

During the period ended March 31, 2006 we issued 26,850 shares of restricted stock valued at $1,275,000. The fair value of restricted shares is determined based on the average of the high and low prices on the issuance date and assumes a 5% forfeiture rate.

A summary of activity under the Plan during the three months ended March 31, 2006 is as follows:

	Number of Options	Wgtd. Avg. Exer. Price	Wgtd. Avg. Term	Aggregate Intrinsic Value
Options outstanding, beginning of period	1,902,062	$41.99
Granted	15,000	47.75
Exercised	(50,200)	32.49
Forfeited	(15,050)	38.31
Expired	—	—

Options outstanding, end of period	1,851,812	42.38	5.3 years	$4,075,349

Options exercisable, end of period	1,146,192	43.43	4.1 years	1,320,359

Options unvested, end of period	705,620	40.69	7.2 years	2,754,990

	Number of Restricted Shares	Wgtd. Avg. Fair Value Per Share
Restricted stock outstanding, beginning of period	344,038	$51.52
Issuances	26,850	47.48
Forfeitures	(7,800)	52.96

Restricted stock outstanding, end of period	363,088	51.19

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average grant-date fair value of options granted during the three months ended March 31, 2006 was $20.90. The total intrinsic value of options exercised during the three months ended March 31, 2006 was $0.6 million. The weighted average issuance date fair value of restricted shares issued during the three months ended March 31, 2006 was $47.48.

As of March 31, 2006, there was $23.2 million of unrecognized compensation cost related to non-vested share-based compensation arrangements under the Plan. That cost is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 2.6 years.

Note 8—Subsequent Event

On April 23, 2006, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Plains Exploration and Production Company (“PXP”) and Plains Acquisition Corporation, a wholly-owned subsidiary of PXP (“Plains Acquisition”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Plains Acquisition will merge with and into Stone in a stock-for-stock transaction in which Stone will become a wholly-owned subsidiary of PXP and each outstanding share of common stock of Stone will be converted into the right to receive 1.25 shares of PXP common stock. In connection with the closing of the transaction, PXP will issue approximately 34.5 million shares to Stone stockholders and assume the debt of Stone. The closing of the transaction is anticipated to be completed in the third quarter of 2006.

The Merger Agreement has been approved by the boards of directors of both Stone and PXP. The Merger is subject to Stone’s stockholders approving the Merger and to PXP’s stockholders approving the issuance of shares of PXP stock to be used as merger consideration, and other customary closing conditions.

Stone and PXP have each agreed to certain covenants in the Merger Agreement. Among other covenants, Stone has agreed, subject to certain exceptions to permit Stone’s board of directors to comply with its fiduciary duties, not to solicit, negotiate, provide information in furtherance of, approve, recommend or enter into a Target Acquisition Proposal (as defined in the Merger Agreement).

Note 9—Commitments and Contingencies

On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue (“LDR”) in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640,000, plus accrued interest of $352,000 (calculated through December 15, 2004), for the franchise year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274,000, plus accrued interest of $159,000 (calculated through December 15, 2004), for the franchise years 1999, 2000 and 2001. Further, on December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2.6 million plus accrued interest calculated through December 15, 2005 in the amount of $1.2 million. These assessments all relate to the LDR’s assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. The Company disagrees with these contentions and intends to vigorously defend itself against these claims.

Stone has received notice that the staff of the SEC is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. In addition, Stone has received an inquiry from

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement. Stone intends to cooperate fully with both inquiries.

On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana against Stone, David H. Welch, Kenneth H. Beer, D. Peter Canty and James H. Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints assert a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contend that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone’s financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company’s proved reserves, assets and future net cash flows were materially overstated at all relevant times. On March 17, 2006, these purported class actions were consolidated under the caption In re: Stone Energy Corporation Securities Litigation (Docket No. 05-cv-02088), with El Paso Firemen & Policemen’s Pension Fund designated as lead plaintiff. In addition, on or about December 16, 2005, Robert Farer filed a complaint in the United States District Court for the Western District of Louisiana alleging claims derivatively on behalf of Stone, and three similar complaints were filed soon thereafter in federal and state court; the complaint filed in the state court action in Lafayette Parish, 15th Judicial Court, No. 2005-0505, was recently amended to include a prayer to enjoin the directors from proceeding with a merger agreement with Plains to the extent it includes protections or payoffs to defendants and also to enjoin the merger unless and until a procedure or process, such as an auction, is adopted and implemented to obtain the highest possible price for the Company. Stone is named as a nominal defendant, and certain current and former officers and directors are named as defendants in these actions, which allege breaches of the fiduciary duties owed to Stone, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Sarbanes-Oxley Act of 2002. Stone intends to vigorously defend these lawsuits.

Stone’s Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of Delaware (Stone’s state of incorporation), for indemnification of and advancement of defense costs to Stone’s current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Among

ENERGY PARTNERS, LTD.,

EPL ACQUISITION CORP. LLC

and

STONE ENERGY CORPORATION

Dated as of June 22, 2006

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Term	Section
Aggregate Cash Shares	3.2(b)
Agreement	Preamble
Ancillary Agreements	4.3
Assessment	7.17
Audit	4.9(f)
Business Employee	7.11
Cash Election	3.2(a)
Cash Fraction	3.2(b)
Cash Consideration Cap	3.2(b)
Certificate of Merger	1.2
Closing	3.7
Closing Date	3.7
Code	Preamble
Commitment Letter	5.22
Confidentiality Agreement	7.1
Customary Post-Closing Consents	4.4(b)
D&O Insurance	7.3(c)
de minimis Shares	3.1(b)
Dissenting Shares	3.6
Dissenting Stockholder	3.6
DGCL	1.1
Effective Time	1.2
Election	3.2(a)
Election Deadline	3.2(d)
Enforceability Exception	4.3
Environmental Laws	4.12(a)
ERISA	4.11(a)
Exchange Act	4.4(b)
Exchange Agent	3.3(b)
Exchange Fund	3.3(b)
Exchange Ratio	3.1(b)
Expenses	7.5(b)
Financing	7.23
Form of Election	3.2(a)
GAAP	4.6
Governmental Authority	3.3(c)
Guarantee of Delivery	3.2(d)
Hazardous Substances	4.12(b)
HSR Act	4.4(b)
Hydrocarbons	4.16(a)
Indemnified Liabilities	7.3(a)
Indemnified Party	7.3(a)
Inspected Party	7.17
Inspecting Party	7.17
Intellectual Property	4.21
LLCA	1.1
Liens	4.2(b)
Market Price	3.1(b)
Merger	Preamble

A-iv

Term	Section
Merger Consideration	3.1(b)
Merger Sub	Preamble
Non-Election	3.2(a)
Non-Electing Shares	3.2(c)
NYSE	3.1(b)
Oil and Gas Interests	4.16(a)
Parent	Preamble
Parent Benefit Plans	5.11(a)
Parent Common Shares	3.1(b)
Parent Disclosure Letter	5.1(a)
Parent Engagement Letters	5.22
Parent ERISA Affiliate	5.11(a)
Parent Material Adverse Effect	5.1(c)
Parent Parties	Preamble
Parent Reserve Report	5.16(a)
Parent SEC Reports	5.5(a)
Parent Special Meeting	7.13(b)
Parent Stockholders’ Approval	5.18
Parent Tax Certificate	8.3(c)
Parent Termination Fee	10.2(g)
PBGC	4.11(b)
PCBs	4.12(e)
Permits	4.17
Person	3.3(c)
Per Share Cash Consideration	3.1(b)
Per Share Stock Consideration	3.1(b)
Plains	Preamble
Plains Termination Fee	7.24
Prior Agreement	Preamble
proceeding	7.3(a)
Proxy/Prospectus	4.20
Record Date	4.19
Registration Statement	4.20
Sarbanes-Oxley Act	4.5(b)
SEC	4.5(a)
Securities Act	4.4(b)
Stock Certificate	3.1(b)
Stock Election	3.2(a)
Subsidiary	4.1(c)
Surviving Entity	1.1
Target	Preamble
Target Acquisition Proposal	7.2
Target Benefit Plans	4.11(a)
Target Breach	10.1(d)
Target Common Shares	3.1(a)
Target Disclosure Letter	4.1(a)
Target Employee Agreement	4.11(a)
Target Employees	4.11(e)
Target Engagement Letters	4.23
Target ERISA Affiliate	4.11(a)
Target Material Adverse Effect	4.1(c)

A-v

Term	Section
Target Material Contracts	4.18(a)
Target Reserve Report	4.16(a)
Target Restricted Stock	3.4(b)
Target Rights	6.1(q)
Target Rights Agreement	6.1(q)
Target SEC Reports	4.5(a)
Target Severance Policy	4.11(e)
Target Special Meeting	7.13(a)
Target Stock Options	3.4(a)
Target Stockholders’ Approval	4.19
Target Superior Proposal	10.1(h)
Target Tax Certificate	8.2(c)
Target Termination Fee	10.2(b)
Tax Authority	4.9(f)
Tax Returns	4.9(f)
Taxes	4.9(f)
Termination Date	10.1(b)
Transactions	3.7
Voting Agreements	Preamble
WARN Act	4.15(b)
2001 Indenture	7.19
2004 Indenture	7.19

Exhibits

7.18	Affiliate Agreement

8.2(c)	Target Tax Certificate

8.3(c)	Parent and Merger Sub Tax Certificate

A-vi

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated June 22, 2006, by and among Energy Partners, Ltd., a Delaware corporation (“Parent”), EPL Acquisition Corp. LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub,” and, together with Parent, the “Parent Parties”) and Stone Energy Corporation, a Delaware corporation (“Target”).

WHEREAS, Target, Plains Exploration & Production Company (“Plains”) and Plains Acquisition Corporation entered into an Agreement and Plan of Merger, dated as of April 23, 2006 (the “Prior Agreement”);

WHEREAS, Target’s Board of Directors has deemed the offer by Parent to acquire Target, on the terms set forth in this Agreement, to be a “Target Superior Proposal” (as defined in the Prior Agreement) and therefore, immediately prior to execution of this Agreement by Target, Target terminated the Prior Agreement in accordance with its terms;

WHEREAS, the respective Boards of Directors of the Parent and Target and the Managing Member of Merger Sub deem it advisable and in the best interests of their respective corporations and stockholders that Target merge with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions set forth herein, and such Boards of Directors and the Managing Member have approved the Agreement and the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) with the approval of Target’s Board of Directors, Parent has entered into voting agreements with each of James H. Stone, David H. Welch and John P. Laborde under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein, and (ii) with the approval of Parent’s Board of Directors, Target has entered into voting agreements with Richard A. Bachmann, Jerry D. Carlisle, Harold D. Carter, Dr. Norman C. Francis, Robert D. Gershen, Phillip A. Gobe and William R. Herrin, Jr. under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Voting Agreements”); and

WHEREAS, for U.S. Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time Target shall merge with and into Merger Sub and the separate existence of Target shall thereupon cease and Merger Sub shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as a wholly-owned subsidiary of Parent. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law (the “DGCL”), and Section 18-209 of the Delaware Limited Liability Act (the “LLCA”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and Target.

1.2 Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) upon the later of (i) the date of filing of a properly executed Certificate of Merger relating to the Merger with the Secretary of State of Delaware in accordance with the DGCL and the LLCA (the “Certificate of Merger”) and (ii) at such time as the parties shall agree and set forth in such Certificate of Merger. The filing of the Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 3.7.

1.3 Tax Treatment. It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Code, and this Agreement shall constitute a plan of reorganization within the meaning of Treasury regulation section 1.368-2(g).

ARTICLE II

THE SURVIVING ENTITY

2.1 Certificate of Formation and Limited Liability Company Agreement. The Certificate of Formation and Limited Liability Company Agreement of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof and the LLCA.

2.2 Managing Member. The Managing Member of Merger Sub immediately before the Effective Time will be the initial managing member of the Surviving Entity, until its successor is elected or appointed and qualified or until its resignation or removal in accordance with the Certificate of Formation of the Surviving Entity and the Limited Liability Company Agreement of the Surviving Entity.

2.3 Directors and Officers. At and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers, respectively, of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s Limited Liability Company Agreement and the LLCA.

ARTICLE III

CONVERSION OF SHARES

3.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

(a) All shares of common stock of Target, par value $.01 (“Target Common Shares”), that are held in Target’s treasury shall be canceled and cease to exist and no cash, Parent capital stock or other consideration shall be delivered in exchange therefor.

(b) Subject to Sections 3.1(a), 3.2, 3.3, 3.4, and 3.5, each issued and outstanding Target Common Share (other than Target Common Shares treated in accordance with Section 3.1(a)) shall be converted into the right to receive, at the election of the holder thereof:

(i) that number of shares (the “Per Share Stock Consideration”) of common stock, par value $.01 per share, of Parent (the “Parent Common Shares”) equal to the quotient determined by dividing $51.00 by the Market Price (as defined below) and rounding the result to the nearest 1/10,000 of a share (the “Exchange Ratio”); provided, however, that if such quotient is less than 2.066, the Exchange Ratio will be 2.066 and if such quotient is greater than 2.525, the Exchange Ratio will be 2.525, or

(ii) cash in the amount of $51.00, without interest but subject to the proration as described below (the “Per Share Cash Consideration”).

All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of a certificate (“Stock Certificate”) that, immediately prior to the Effective Time represented such Target Common Shares shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Stock Certificate in accordance with Section 3.3: (A) the Per Share Stock Consideration and/or the Per Share Cash Consideration, (B) certain dividends and other distributions under Section 3.1(e), and (C) cash in lieu of fractional Parent Common Shares under Section 3.4 (the “de minimis Shares”), in each case without interest (collectively, the “Merger Consideration”).

Notwithstanding the foregoing, if between the date hereof and the Effective Time the Parent Common Shares or Target Common Shares are changed into a different number of shares or a different class, because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio and the Per Share Cash Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

“Market Price” means the average of the closing prices of a Parent Common Share on the New York Stock Exchange, as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing, for the 20 consecutive trading days immediately preceding the third New York Stock Exchange (“NYSE”) trading day before the Closing.

(c) At the Effective Time, each limited liability company interest of Merger Sub shall remain outstanding and represent a limited liability company interest of the Surviving Company.

(d) The Merger shall not affect any Parent Common Share issued and outstanding immediately prior to the Effective Time.

(e) No dividends or other distributions declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any un-surrendered Stock Certificate with respect to the applicable Merger Consideration represented thereby until the holder of record of such Stock Certificate has surrendered such Stock Certificate in accordance with Section 3.2. Subject to the effect of applicable laws (including escheat and abandoned property laws), following surrender of any such Stock Certificate, the record holder of the certificate or certificates representing the Merger Consideration issued in exchange therefor shall be paid without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to the Merger Consideration has not occurred prior to the surrender of such Stock Certificate, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender of such Stock Certificate and a payment date subsequent to the surrender of such Stock Certificate.

(f) All Merger Consideration issued upon the surrender of Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Stock Certificates and the Target Common Shares formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Entity of Target Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article III.

3.2 Election and Allocation Procedures.

(a) Subject to the allocation and election procedures set forth in this Section 3.2 and the limitation on the Cash Consideration Cap (as defined below), each record holder (or beneficial owner through appropriate and customary documentation and instructions) of Target Common Shares immediately prior to the Effective Time shall be entitled:

(i) to elect to receive the Merger Consideration in respect of each such Target Common Share entirely in cash (a “Cash Election”),

(ii) to elect to receive the Merger Consideration in respect of each such Target Common Share entirely in Parent Common Shares (a “Stock Election”), or

(iii) to indicate that such record holder has no preference as to the receipt of cash or Parent Common Shares with respect to such holder’s Target Common Shares (a “Non-Election”; and any Cash Election, Stock Election or Non-Election shall be referred to herein as an “Election”);

provided, however, that no holder of Dissenting Shares shall be entitled to make an Election. All such Elections shall be made on a form furnished by Parent for that purpose (a “Form of Election”) reasonably satisfactory to Target. If more than one Stock Certificate shall be surrendered in accordance with Section 3.3 hereof for the account of the same holder, the number of Parent Common Shares, if any, to be issued to such holder in exchange for the Stock Certificates which have been surrendered in accordance with Section 3.3 hereof shall be computed on the basis of the aggregate number of Target Common Shares represented by all of the Stock Certificates surrendered for the account of such holder. Holders of record of Target Common Shares who hold such Target Common Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election, provided that such nominee, trustee or representative certifies that each such Form of Election covers all Target Common Shares held for a particular beneficial owner.

(b) Notwithstanding the Elections made pursuant to Section 3.2(a), the aggregate cash consideration payable to all holders of Target Common Shares shall not exceed $722,887,325 (plus any cash received upon exercise of any Target Stock Options after the date hereof) less (i) the cash consideration to be paid in respect of Target Stock Options pursuant to Section 3.4(a)(i) and (ii) the cash value of Dissenting Shares (the “Cash Consideration Cap”). For purposes of the definition of Cash Consideration Cap, the “cash value of Dissenting Shares” assumes that the fair value, or “cash value”, of each Dissenting Share equals the Per Share Cash Consideration. If the product of (x) the Per Share Cash Consideration and (y) the aggregate number of Target Common Shares with respect to which Cash Elections have been made would exceed the Cash Consideration Cap, then:

(i) each Target Common Share with respect to which a Stock Election shall have been made shall be converted into the right to receive the Per Share Stock Consideration;

(ii) each Target Common Share with respect to which a Non-Election shall have been made (or deemed to have been made) shall be converted into the right to receive the Per Share Stock Consideration; and

(iii) each Target Common Share with respect to which a Cash Election shall have been made shall be converted into the right to receive: (x) the amount in cash, without interest, equal to the product of (A) the Per Share Cash Consideration and (B) a fraction (the “Cash Fraction”), the numerator of which shall be the Aggregate Cash Shares (as defined below), and the denominator of which shall be the aggregate number of Target Common Shares with respect to which Cash Elections shall have been made, and (y) the number of Parent Common Shares equal to the product of (A) the Per Share Stock Consideration and (B) a fraction equal to one minus the Cash Fraction.

“Aggregate Cash Shares” means a number of Target Common Shares equal to the Cash Consideration Cap divided by the Per Share Cash Consideration.

(c) If the aggregate number of Target Common Shares with respect to which Stock Elections have been made exceeds the aggregate number of Target Common Shares that may be converted into the right to receive Parent Common Shares (the “Aggregate Stock Shares”), then:

(i) each Target Common Share with respect to which a Cash Election shall have been made shall be converted into the right to receive the Per Share Cash Consideration;

(ii) each Target Common Share with respect to which a Non–Election shall have been made (or deemed to have been made) shall be converted into the right to receive the Per Share Cash Consideration; and

(iii) each Target Common Share with respect to which a Stock Election shall have been made shall be converted into the right to receive: (x) the number of Parent Common Shares equal to the product of (A) the Per Share Stock Consideration and (B) a fraction (the “Stock Fraction”), the numerator of which shall be the Aggregate Stock Shares, and the denominator of which shall be the aggregate number of Target Common Shares with respect to which Stock Elections shall have been made, and (y) the amount in cash, without interest, equal to the product of (A) the Per Share Cash Consideration and (B) a fraction equal to one minus the Stock Fraction.

Notwithstanding the foregoing, in no event shall the number of Parent Common Shares issued as consideration pursuant to this Agreement exceed 35,024,151.

(d) In the event that Sections 3.2(b) and 3.2(c) are not applicable, then:

(i) each Target Common Share with respect to which a Cash Election shall have been made shall be converted into the right to receive the Per Share Cash Consideration;

(ii) each Target Common Share with respect to which a Stock Election shall have been made shall be converted into the right to receive the Per Share Stock Consideration; and

(iii) each Target Common Share with respect to which a Non-Election shall have been made (or deemed to have been made) (the “Non-Electing Shares”), if any, shall be converted into the right to receive a pro rata share of the remaining Per Share Stock Consideration and Per Share Cash Consideration.

(e) A Form of Election and a letter of transmittal shall be included with or mailed contemporaneously with each copy of the Proxy/Prospectus. Parent and Target shall each use its reasonable best efforts to mail or otherwise make available the Form of Election and a letter of transmittal to all persons who become holders of Target Common Shares during the period between the record date for Target Special Meeting and the Effective Time. Elections shall be made by holders of Target Common Shares by delivering the Form of Election to the Exchange Agent (as hereinafter defined). To be effective, a Form of Election must be properly completed, signed and submitted to and received by the Exchange Agent by no later than 5:00 p.m. (Eastern Standard) on the date that is five (5) business days after the Effective Time (the “Election Deadline”), and accompanied by (1)(x) the Stock Certificates as to which the election is being made or (y) an appropriate guarantee of delivery of such Stock Certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the NASDAQ or a commercial bank or trust company having an office or correspondent in the United States, provided such Stock Certificates are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of such guarantee of delivery (a “Guarantee of Delivery”) and (2) a properly completed and signed letter of transmittal.

(f) Failure to deliver Stock Certificates covered by any Guarantee of Delivery within three NYSE trading days after the date of execution of such Guarantee of Delivery shall be deemed to invalidate any otherwise properly made Cash Election or Stock Election. Parent will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The good faith decision of Parent (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A Form of Election with respect to Dissenting Shares shall not be valid. The Exchange Agent shall also make all computations contemplated by Sections 3.2(b) and 3.2(c) above and all such computations shall be conclusive and binding on the holders of Target Common Shares in the absence of manifest error. Any Form of Election may be changed or revoked prior to the Election Deadline. In the event a Form of Election is revoked prior to the Election Deadline, Parent shall, or shall cause the Exchange Agent to, cause the Stock Certificates representing Target Common Shares covered by such Form of Election to be promptly returned without charge to the Person submitting the Form of Election upon written request to that effect from such Person.

(g) For the purposes hereof, a holder of Target Common Shares who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline (including a holder who submits and then revokes his or her Form of Election and does not resubmit a Form of Election which is timely received by the Exchange Agent), or who submits a Form of Election without the other documents required by Section 3.2(e), shall be deemed to have made a Non-Election. Holders of Dissenting Shares shall not be entitled to make an Election and shall not be deemed to have made a Non-Election; the rights of such holders of Dissenting Shares shall be determined in accordance with Section 262 of the DGCL and as provided in Section 3.6 hereof. If any Form of Election is defective in any manner such that the Exchange Agent cannot reasonably determine the election preference of the stockholder submitting such Form of Election, the purported Cash Election or Stock Election set forth therein shall be deemed to be of no force and effect and the stockholder making such purported Cash Election or Stock Election shall, for purposes hereof, be deemed to have made a Non-Election.

3.3 Surrender and Payment.

(a) Parent shall authorize one or more transfer agent(s) reasonably acceptable to Target to act as Exchange Agent hereunder (the “Exchange Agent”) with respect to the Merger. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent for the benefit of the holders of Target Common Shares, for exchange in accordance with this Section 3.3 through the Exchange Agent, the aggregate amount of Merger Consideration payable in connection with the Merger (collectively, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the applicable Merger Consideration in exchange for surrendered Stock Certificates pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.3(c), the Exchange Fund shall not be used for any other purpose.

(b) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of Target Common Shares represented by the Stock Certificate(s) surrendered in exchange therefor, no such issuance or payment shall be made unless (i) the Stock Certificate(s) so surrendered have been properly endorsed or otherwise are in proper form for transfer and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or established to the Exchange Agent’s satisfaction that such tax has been paid or is not applicable. For this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any governmental or regulatory authority or agency (a “Governmental Authority”).

(c) Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Stock Certificates in accordance with this Section 3.3 prior to that time shall thereafter look only to Parent, as a general creditor thereof, to exchange such Stock Certificates or to pay amounts to which such holder is entitled pursuant to Section 3.1. If outstanding Stock Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any Merger Consideration issuable or payable upon the surrender of such Stock Certificates would otherwise escheat to or become the property of any governmental unit or agency), the Merger Consideration issuable or payable upon the surrender of such Stock Certificates shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Target or the Surviving Entity shall be liable to any holder of Stock Certificates for any amount paid, or Merger Consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) If any Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate is lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration in respect thereof pursuant to this Agreement.

3.4 Stock Options; Restricted Stock.

(a) Target Options.

(i) Prior to the Effective Time, Target shall cause each of the stock options (“Target Stock Options”) issued pursuant to the Target Benefit Plans listed on Section 4.11(a)(1) of the Target Disclosure Letter to be vested and shall cancel each such Target Stock Option immediately prior to the Effective Time for consideration equal to the excess, if any, of (1) the product of (I) the Per Share Cash Consideration times (II) the number of Target Common Shares issuable upon exercise of such Target Stock Option over (2) the aggregate exercise price of such Target Stock Options, and if such Target Stock Options are not exercised prior to the Effective Time, such options shall terminate as of the Effective Time.

(ii) Target shall use its reasonable best efforts to cause its Board of Directors or any committee thereof responsible for the administration of Target’s option plans to take any and all action necessary to effectuate the matters described in this Section 3.4(a) on or before the Effective Time.

(b) Restricted Stock. At the Effective Time, all remaining restrictions with respect to the Target Restricted Stock shall expire and the Target Restricted Stock shall be treated as Target Common Shares in accordance with Section 3.1(b). “Target Restricted Stock” means the shares of Target restricted stock issued pursuant to the Target Benefit Plans.

(c) Taxes and Interest. Any amounts payable pursuant to this Section 3.4 shall be subject to any required withholding of taxes and shall be paid without interest.

3.5 No Fractional Shares. No de minimis Shares shall be issued in the Merger and fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. All holders of de minimis Shares shall be entitled to receive, in lieu thereof, an amount in cash equal to such fraction times the Market Price times the Per Share Stock Consideration.

3.6 Dissenting Shares. Notwithstanding anything in this agreement to the contrary, Target Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has delivered a written demand for appraisal for such shares in accordance with Section 262 the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal under the DGCL. A Dissenting Stockholder may receive payment of the fair value of the Target Common Shares issued and outstanding immediately prior to the Effective Time and held by such Dissenting Stockholder (“Dissenting Shares”) in accordance with the provisions of the DGCL, provided that such Dissenting Stockholder complies with Section 262 of the DGCL. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist and shall represent only the right to receive the fair value thereof in accordance with the DGCL. Any Dissenting Shares as to which the holder fails to perfect or later waives, withdraws or loses the right to appraisal and payment under the DGCL after the Election Deadline shall be deemed tendered subject to a Cash Election, and will remain subject to proration to the same extent as if such holder surrendered such formerly Dissenting Shares promptly following the Effective Time subject to a valid Cash Election. Target shall give Parent (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served under the DGCL, and (b) the opportunity to participate in and direct all negotiations, proceedings or settlements with respect to demands for appraisal under the DGCL. Target shall not voluntarily make any payment with respect to any appraisal demands for appraisal and shall not, except with Parent’s prior written consent, settle or offer to settle any such demands.

3.7 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) will take place at 10:00 a.m. Eastern Standard time on a date to be specified by the parties, which shall be no later than the tenth business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived on the Closing Date), at the offices of Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York 10005 unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).

3.8 Withholding Rights. Parent and Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of the Target Common Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of Federal, state, local or foreign tax law. To the extent amounts are so withheld and paid over to the appropriate taxing authority by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Target Common Shares in respect of which such deduction and withholding was made by Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to the Parent Parties as follows:

4.1 Organization and Qualification.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 4.1(a) of the disclosure letter delivered by Target to Parent contemporaneously with the execution hereof (the “Target Disclosure Letter”), which include each jurisdiction in which the character of Target’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Target Material Adverse Effect (as defined below). Target has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Target has made available to Parent a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and Target’s certificate of incorporation and bylaws as made available are in full force and effect. Target is not in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws.

(b) Target’s only Subsidiary is a Delaware limited liability company which has only nominal assets and liabilities and which conducts no activities or business.

(c) For purposes of this Agreement, (i) a “Target Material Adverse Effect” means any event, circumstance, condition, development or occurrence (including, without limitation, except as set forth in Section 4.1(c) of the Target Disclosure Letter, any ruling, decision or determination by a Governmental Authority (including a court, jury, arbitrator or other similar authority), development or occurrence in connection with or relating to Target’s reserves revisions and related financial restatements (including the investigation by the SEC or other claims or actions related to such reserves revisions and related financial restatements)) causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Target and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be deemed to constitute or be taken into account in determining a Target Material Adverse Effect: any event, circumstance, change or effect that results from (A) changes affecting the economy generally, (B) changes in the market price of oil or natural gas, (C) the public announcement or pending nature of the Transactions, (D) compliance with the terms of this Agreement, or (E) change in the price of the Target Common Shares or the Parent Common Shares; and (ii) “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of 100,000,000 Target Common Shares and 5,000,000 shares of preferred stock of Target, par value $.01 per share. As of the date hereof, Target has (i) 27,738,764 Target Common Shares issued and outstanding (including 352,201 shares of restricted stock), (ii) no shares of preferred stock outstanding, (iii) 1,604,659 stock options to acquire Target Common Shares outstanding under any stock option plans or agreements of Target and (iv) 22,382 Target Common Shares in treasury. There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote with Target’s stockholders, whether together or as a separate class, on any matters on which Target’s stockholders may vote. All of the outstanding Target Common Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above in this Section 4.2(a) or in Section 4.2(a) of the Target Disclosure Letter, and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Target to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. Other than the Voting Agreements, there are no agreements, arrangements or other understandings to which Target is a party with respect to the right to vote any shares of capital stock of Target.

(b) Target is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Target Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Target Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Target Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Target or any Target Subsidiary is or may be bound to issue additional shares of capital stock of any Target Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares Target owns are validly issued, fully paid and nonassessable and are owned by it free and clear of all liens, mortgages, pledges, security interests, encumbrances, claims or charges of any kind (collectively, “Liens”).

4.3 Authority; Validity of Agreement. Target has full corporate power and authority to execute and deliver this Agreement and any ancillary agreements to which Target is or will be a party (the “Ancillary Agreements”) and, subject to obtaining the Target Stockholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Target is or will be a party and the consummation of the Transactions have been duly and validly authorized by Target’s Board of Directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the Ancillary Agreements to which Target is or will be a party or to consummate the Transactions, other than the Target Stockholders’ Approval. This Agreement has been, and the Ancillary Agreements to which Target is or will be a party are, or upon execution will be, duly and validly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Target enforceable against Target in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the Transactions and the performance by Target of its obligations hereunder will not:

(a) subject to receipt of the Target Stockholders’ Approval, conflict with any provision of the certificate of incorporation or bylaws, as amended, of Target or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b) subject to obtaining the Target Stockholders’ Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state laws relating to takeovers, if applicable, state securities or blue sky laws, except as set forth in Section 4.4(b) of the Target Disclosure Letter and except for approvals that are ministerial in nature and are customarily obtained from Governmental Authorities after the Effective Time in connection with transactions of the same nature as are contemplated hereby (“Customary Post-Closing Consents”) or (ii) except as set forth in Section 4.4(b) of the Target Disclosure Letter, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Target Material Adverse Effect, (ii) materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(c) except as set forth in Section 4.4(c) of the Target Disclosure Letter, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Target, or any of its Subsidiaries, is a party or by which Target or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Target Material Adverse Effect, (ii) materially impair the ability of Target or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Target or any of its Subsidiaries;

(e) result in the creation of any Liens upon any shares of capital stock or material properties or assets of Target or any of its Subsidiaries under any agreement or instrument to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries or any of their respective properties or assets is bound; or

(f) except as set forth in Section 3.6, result in any holder of any securities of Target being entitled to appraisal, dissenters’ or similar rights.

4.5 Target SEC Reports.

(a) Target has filed with the Securities and Exchange Commission (the “SEC”), and has heretofore made available to Parent true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed by it with the SEC since January 1, 2006 under the Securities Act or the Exchange Act (collectively, the “Target SEC Reports”). As of the respective dates the Target SEC Reports were filed or, if any Target SEC Reports were amended, as of the date such amendment was filed, each Target SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Target SEC Report has occurred that would require Target to file a Current Report on Form 8-K other than the execution of this Agreement.

(b) The chief executive officer and chief financial officer of Target have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; neither Target nor its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Except as set forth in Section 4.5(b) of the Target Disclosure Letter, Target maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Target and its subsidiaries is made known on a timely basis to the individuals responsible for preparing Target’s SEC filings and other public disclosure and Target is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of The New York Stock Exchange.

4.6 Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Target (including any related notes and schedules) included (or incorporated by reference) in the Target SEC Reports has been prepared from, and is in accordance with, the books and records of Target and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly presents, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Target and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Target and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

4.7 Absence of Undisclosed Liabilities. As of the date hereof, except (a) as specifically disclosed in the Target SEC Reports filed and publicly available prior to the date hereof and as set forth in Section 4.7 of the Target Disclosure Letter and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2005, neither Target nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would (individually or in the aggregate) have a Target Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Target and its Subsidiaries or the notes thereto which are not reflected.

4.8 Absence of Certain Changes. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof, as set forth in Section 4.8 of the Target Disclosure Letter or as contemplated by this Agreement, since December 31, 2005 (a) Target and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Target Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Target, or any repurchase, redemption or other acquisition by Target or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Target or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Target or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Target or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Target.

4.9 Taxes. Except as otherwise disclosed in Section 4.9 of the Target Disclosure Letter and for matters that would not (individually or in the aggregate) have a Target Material Adverse Effect:

(a) Target and each of its Subsidiaries have timely filed (or have had timely filed on their behalf), all material Tax Returns (as defined below) required by applicable law to be filed by any of them through the date hereof. Each of the Tax Returns described in the preceding sentence is true and correct in all material respects.

(b) Target and each of its Subsidiaries have paid (or have had paid on their behalf) all material Taxes (as defined below) due through the date hereof. Target and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid through the date hereof in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) No Audit (as defined below) by a Tax Authority (as defined below) is in progress, pending or to the knowledge of Target, threatened, with respect to any Tax Returns filed by, or Taxes due from, Target or any Subsidiary. No issue has been raised by any Tax Authority in any current or prior Audit of Target or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or to the knowledge of Target, threatened, against Target or any of its Subsidiaries. There are no liens for Taxes upon the assets of Target or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

(d) Neither Target nor any of its Subsidiaries has given any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, in either case which will be outstanding as of the Closing Date.

(e) Prior to the date hereof, Target and its Subsidiaries have disclosed and provided or made available to Parent true and complete copies of all material Tax sharing, Tax indemnity, or similar agreements to which Target or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes under.

(f) In this Agreement, (i) “Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes; (ii) “Taxes” means all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto; (iii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes; and (iv) “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

(g) Except for the group of which each of Target and its Subsidiaries is currently a member, neither Target nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code.

(h) Neither Target nor any of its Subsidiaries has agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(i) None of Target or any of its Subsidiaries has a liability for Taxes of any Person (other than Target and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j) Neither Target nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 for any tax year for which the statute of limitations has not yet expired.

(k) After consultation with counsel, Target is aware of no facts which would prevent its counsel from rendering the opinion set forth in Section 8.3(d).

(l) None of Target or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(m) Neither Target nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law) or (ii) any transaction required to be registered with the Internal Revenue Service under Section 6111 of the Internal Revenue Code as in effect immediately prior to the enactment of the American Jobs Creation Act of 2004 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law).

4.10 Litigation. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Letter and for matters that would not have a Target Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Target’s knowledge, threatened against or directly affecting Target, any Subsidiary of Target or any of the directors or officers of Target or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Target Material Adverse Effect, if adversely determined. Neither Target nor any of its Subsidiaries, nor any officer, director or employee of Target or any of its Subsidiaries has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Target or such Subsidiary nor, to the knowledge of Target, is Target, any Subsidiary of Target or any officer, director or employee of Target or any of its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Letter, there is no order, judgment or decree of any court or other tribunal or other agency extant enjoining or requiring Target or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 4.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

4.11 Employee Benefit Plans; ERISA.

(a) Section 4.11(a)(1) of the Target Disclosure Letter contains a true and complete list of the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), sponsored, maintained or contributed to by Target or any trade or business, whether or not incorporated, which together with Target would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Target ERISA Affiliate”) within six years prior to the Effective Time (“Target Benefit Plans”), and Section 4.11(a)(2) of the Target Disclosure Letter lists each individual employment, severance or similar agreement with respect to which Target or any Target ERISA Affiliate has any current or future obligation or liability other than the Target Severance Policy (as defined below) (“Target Employee Agreement”).

(b) With respect to each Target Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Target, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Target Material Adverse Effect; (iii) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Target or any Target ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Target Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Target or any Target ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Target Material Adverse Effect; (vi) there have been no “reportable events” within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the Pension Benefit Guaranty Corporation (the “PBGC”); (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412) except for failures that are not reasonably expected to result in a Target Material Adverse Effect; (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. Except as set forth in Section 4.11(d) of the Target Disclosure Letter with respect to payments subject to Section 280G of the Code, all contributions made or required to be made under any Target Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Target or a Target ERISA Affiliate.

(c) No Target Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Target or a Target ERISA Affiliate in connection with which Target could be subject to any liability, lien or encumbrance with respect to any Target Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Target ERISA Affiliate under ERISA or the Code, except for regular contributions and benefit payments in the ordinary course of plan business.

(d) Except as set forth in Section 4.11(d) of the Target Disclosure Letter, no present or former employees of Target or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health, life insurance or other welfare benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits, and the consummation of the Transactions shall not cause any payments or benefits to any employee to be either subject to an excise tax or non-deductible to Target under Sections 4999 and 280G of the Code, respectively.

(e) Target has previously provided to Parent a list of Target’s employees as of the date hereof (the “Target Employees”). Attached as Section 4.11(e) of the Target Disclosure Letter is Target’s severance policy and any other plan, policy or program providing severance benefits (collectively, the “Target Severance Policy”), and a list of Target Employees with written employment agreements or written letter agreements.

4.12 Environmental Liability. Except as set forth in Section 4.12 of the Target Disclosure Letter or as could not (individually or in the aggregate) reasonably be expected to result in liabilities that have a Target Material Adverse Effect:

(a) The businesses of Target and its Subsidiaries have been and are operated in material compliance with all applicable federal, state and local statutes, ordinances, restrictions, licenses, rules, orders, regulations, permit conditions, injunctive obligations, standards, and legal requirements relating to the protection of the environment and human health, including the common law and the Federal Clean Water Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, “Environmental Laws”).

(b) Neither Target nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law (together, “Hazardous Substances”), except in material compliance with all Environmental Laws, and, to Target’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Target for any of its Subsidiaries except in material compliance with all Environmental Laws.

(c) Neither Target nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Target, any other communication alleging or concerning any material violation by Target or any of its Subsidiaries of, or responsibility or liability of Target or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Target, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Target or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Target have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d) Target and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the businesses of Target and its Subsidiaries as currently conducted; there are no pending or, to the knowledge of Target, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Target does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

(e) Without in any way limiting the generality of the foregoing, (i) to Target’s knowledge, all offsite locations where Target or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are licensed and operating as required by law and (ii) no polychlorinated biphenyls (“PCBs”), PCB-containing items, asbestos-containing materials, or radioactive materials are used or stored at any property owned, leased or operated by Target or any of its Subsidiaries except in material compliance with Environmental Laws.

(f) No claims have been asserted or, to Target’s knowledge, threatened to be asserted against Target or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed by Target or its Subsidiaries.

4.13 Compliance with Applicable Laws.

(a) Target and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Target nor any of its Subsidiaries have received any notice from any Person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except as set forth in Section 4.13(a) of the Target Disclosure Letter and for possible violations that either individually or in the aggregate have not resulted and would not result in a Target Material Adverse Effect; provided, however, no representation or warranty in this Section 4.13 is made with respect to Environmental Laws, which are covered exclusively in Section 4.12.

(b) Neither Target, any Subsidiary of Target, nor, to the knowledge of Target, any director, officer, agent, employee or other person acting on behalf of Target or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

4.14 Insurance. Section 4.14 of the Target Disclosure Letter lists each insurance policy of Target and its Subsidiaries currently in effect. Target has made available to Parent a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Target, any of its Subsidiaries or, to Target’s knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Target does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Target Material Adverse Effect. Section 4.14 of the Target Disclosure Letter describes any self-insurance arrangements affecting Target or its Subsidiaries.

4.15 Labor Matters; Employees.

(a) (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Target, threatened against or affecting Target or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Target or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Target or any of its Subsidiaries, (iii) none of the employees of Target or any of its Subsidiaries are represented by any labor organization and none of Target or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Target or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Target and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Target or any of its Subsidiaries pending or, to the knowledge of Target, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Target or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Target or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

(b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), none of Target or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Target or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Target or any of its Subsidiaries, nor has Target or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Target Material Adverse Effect.

4.16 Reserve Reports.

(a) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Target or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Target or its Subsidiaries) supplied to Netherland, Sewell & Associates, Inc., Ryder Scott Company, L.P., and Cawley, Gillespie & Associates, Inc., by or on behalf of Target and its Subsidiaries that was material to such firms’ estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Target in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Target and its Subsidiaries as of December 31, 2005 and prepared by such engineering firms (collectively, the “Target Reserve Report”) was (at the time supplied or as modified or amended prior to the issuance of the Target Reserve Report) to Target’s knowledge accurate in all material respects and Target has no knowledge of any material errors in such information that existed at the time of such issuance. For purposes of this Agreement, “Oil and Gas Interests” means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the Target Reserve Report that would have a Target Material Adverse Effect.

(b) Set forth in Section 4.16(b) of the Target Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Target Reserve Report that have been disposed of prior to the date hereof.

4.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Target and its Subsidiaries will hold all of the permits, licenses, certificates, consents, approvals, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations of Governmental Authorities (“Permits”) required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Target Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 4.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively in Section 4.12.

4.18 Material Contracts.

(a) Set forth in Section 4.18(a) of the Target Disclosure Letter or listed as an exhibit to Target’s Annual Report on Form 10-K for the year ended December 31, 2005 or to any other Target SEC Report filed and publicly available between December 31, 2005 and the date hereof is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Target or any of its Subsidiaries is subject that is currently in effect and is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement were filed by Target (collectively, the “Target Material Contracts”).

(b) Except as set forth in Section 4.18(a) or 4.18(b) of the Target Disclosure Letter or the Target SEC Reports filed and publicly available prior to the date hereof, the Oil and Gas Interests of Target and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, (A) all Target Material Contracts are the valid and legally binding obligations of Target and, to the knowledge of Target, each of the other parties thereto and are enforceable in accordance with their respective terms; (B) Target is not in material breach or default with respect to, and to the knowledge of Target, no other party to any Target Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Target Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) except as set forth in the Target SEC Reports filed and publicly available prior to the date hereof no Target Material Contract contains any provision that prevents Target or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Target and its Subsidiaries in accordance with historical practices.

(c) As of the date hereof, except as set forth in Section 4.18(c) of the Target Disclosure Letter, with respect to authorizations for expenditure executed after December 31, 2005, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that Target or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Target or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

(d) Except as set forth in Section 4.18(d) of the Target Disclosure Letter, there are no provisions applicable to the Oil and Gas Interests of Target and its Subsidiaries which increase the royalty percentage of the lessor thereunder.

4.19 Required Stockholder Vote. The affirmative vote of the holders of a majority of the Target Common Shares entitled to vote and outstanding as of the record date (the “Record Date”) for the Target Special Meeting (the “Target Stockholders’ Approval”) is the only vote required of the holders of any class or series of Target’s capital stock that shall be necessary to adopt this Agreement and to consummate the Transactions.

4.20 Proxy/Prospectus; Registration Statement. None of the information to be supplied by Target for inclusion in (a) the joint proxy statement relating to the Target Special Meeting and the Parent Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Parent Common Shares into which Target Common Shares will be converted) (the “Proxy/Prospectus”), to be filed by Target and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to the Target and Parent stockholders, at the time of the Target Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.21 Intellectual Property. Target or its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs (“Intellectual Property”) currently used in the conduct of the business of Target and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Target Material Adverse Effect. No Person has notified either Target or any of its Subsidiaries in writing and Target does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Target and its Subsidiaries that could have a Target Material Adverse Effect, and, to Target’s knowledge, no Person is infringing on any right of Target or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Target’s knowledge, threatened that Target or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

4.22 Hedging. Section 4.22 of the Target Disclosure Letter sets forth for the periods shown all obligations of Target and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Target or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 4.22 of the Target Disclosure Letter, as of the date hereof, neither Target nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

4.23 Brokers. No broker, finder or investment banker (other than Jefferies & Company, Inc., the fees and expenses of which will be paid by Target) is entitled to any brokerage, finder’s fee or other fee or commission payable by Target or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Target or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Randall and Dewey, a division of Jefferies & Company, Inc. (the “Target Engagement Letters”), have been provided to Parent.

4.24 Tax-Free Reorganization. Neither Target nor, to the knowledge of Target, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

4.25 Fairness Opinion; Board Approval.

(a) Target’s Board of Directors has received a written opinion from Jefferies & Company, Inc. to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the Target Common Shares other than Parent and its affiliates. True and complete copies of such opinion have been given to Parent.

(b) Target’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the stockholders of Target, (ii) approved this Agreement and the Transactions, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the stockholders of Target.

4.26 Takeover Laws. Target and Target’s Board of Directors have each taken all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes, laws or regulations of any state, including the State of Delaware and Section 203 of the DGCL, or any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Target, is, or at the Effective Time will be, applicable to Target, Parent, Merger Sub, Target Common Shares, the Voting Agreements, this Agreement or the Transactions.

4.27 Compliance with Prior Agreement. Target’s Board of Directors has deemed the offer by Parent to acquire Target, on the terms set forth in this Agreement, to be a “Target Superior Proposal” (as defined in the Prior Agreement). Target has complied in all material respects with the terms of Section 7.2 of the Prior Agreement (including, but not limited to, requirements relating to the provision of information about Parent’s offer set forth in this Agreement) and Target has terminated such agreement in accordance with Section 10.1(h) thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to Target as follows:

5.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is a corporation or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation or limited liability company, as the case may be, and is in good standing in the jurisdictions set forth in Section 5.1(a) of the disclosure letter delivered by Parent to Target contemporaneously with the execution hereof (the “Parent Disclosure Letter”), which include each jurisdiction in which the character of Parent’s or Merger Sub’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Parent Material Adverse Effect (as defined below). Each Parent Party has all requisite corporate or limited liability company power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Each Parent Party has made available to Target a complete and correct copy of its certificate of incorporation and bylaws or certificate of formation and limited liability company agreement, as the case may be, each as amended to date, and Parent’s and Merger Sub’s certificate of incorporation and bylaws or certificate of formation and limited liability company agreement, as the case may be, as made available are in full force and effect. Neither Parent nor Merger Sub is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws or certificate of formation or limited liability company agreement, as the case may be. Merger Sub is a direct, wholly owned subsidiary of Parent formed solely for the purpose of effecting the Merger and has conducted no activity and has incurred no liability or obligation other than as contemplated by this Agreement.

(b) Section 5.1(b) of the Parent Disclosure Letter lists the name and jurisdiction of organization of each Subsidiary of Parent (other than Merger Sub) and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Parent’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 5.1(b) of the Parent Disclosure Letter, which includes each jurisdiction in which the character of such Subsidiary’s properties or the nature of its business makes such qualification necessary, except jurisdictions, if any, where the failure to be so qualified would not result in a Parent Material Adverse Effect. Each of Parent’s Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Parent has made available to Target a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Parent’s Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so made available are in full force and effect. No Subsidiary of Parent is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Parent’s Subsidiaries, Parent does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

(c) For this Agreement, a “Parent Material Adverse Effect” means any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Parent and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be deemed to constitute or be taken into account in determining a Parent Material Adverse Effect: any event, circumstance, change or effect that results from (i) changes affecting the economy generally, (ii) changes in the market price of oil or natural gas, (iii) the public announcement or pending nature of the Transactions, (iv) compliance with the terms of this Agreement, or (v) change in the price of the Target Common Shares or the Parent Common Shares.

5.2 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 Parent Common Shares, par value $.01 per share and 1,700,000 shares of preferred stock of Parent, par value $1.00 per share. As of June 13, 2006, Parent has (i) 41,823,376 Parent Common Shares issued and outstanding (including shares of restricted stock and 3,479,814 Parent Common Shares in treasury), (ii) no shares of preferred stock outstanding, (iii) no more than 1,996,065 stock options to acquire Parent Common Shares under any stock option plans or agreements of Parent, (iv) no more than 165,595 performance shares of Parent (assuming performance targets are met), (v) no more than 719,700 restricted stock units of Parent, (vi) no more than 685,505 $9 per share Parent warrants outstanding and (vii) no more than 2,417,829 $11 per share Parent warrants outstanding. All the outstanding Parent Common Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above in this Section 5.2(a) and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Parent to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. Other than the Voting Agreements, there are no agreements, arrangements or other understandings to which Parent is a party with respect to the right to vote any shares of capital stock of Parent.

(b) Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Parent Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Parent Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Parent Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Parent or any Parent Subsidiary is or may be bound to issue additional shares of capital stock of any Parent Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by Parent are validly issued, fully paid and nonassessable and are owned by it free and clear of all Liens.

5.3 Authority. Each of Parent and Merger Sub has full corporate or limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and, subject to obtaining the Parent Stockholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation of the Transactions have been duly and validly authorized by Parent’s Board of Directors and Merger Sub’s Managing Member, and no other corporate proceedings on the part of either Parent Party are necessary to authorize this Agreement or the Ancillary Agreements to which any of them are or will be a party or to consummate the Transactions, other than the Parent Stockholders’ Approval. This Agreement has been, and the Ancillary Agreements to which Parent or Merger Sub is or will be a party are, or upon execution will be, duly and validly executed and delivered by each Parent Party and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or upon execution will constitute, valid and binding obligations of each Parent Party enforceable against such Persons in accordance with their respective terms, except for the Enforceability Exception.

5.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the Transactions and the performance by each Parent Party of its obligations hereunder will not:

(a) subject to obtaining the Parent Stockholders’ Approval, conflict with any provision of the certificate of incorporation or bylaws, as amended, of Parent or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b) subject to obtaining the Parent Stockholders’ Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the HSR Act, the Securities Act, the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, and Customary Post-Closing Consents or (ii) except as set forth in Section 5.4(b) of the Parent Disclosure Letter, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Parent Material Adverse Effect, (ii) materially impair the ability of Parent or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(c) except as set forth in Section 5.4(c) of the Parent Disclosure Letter, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Parent Material Adverse Effect, (ii) materially impair the ability of Parent or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries;

(e) result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Parent or its Subsidiaries (other than Target and its Subsidiaries after the Effective Time) under any agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets is bound; or

(f) result in any holder of any securities of Parent being entitled to appraisal, dissenters’ or similar rights.

5.5 Parent SEC Reports.

(a) Parent has filed with the SEC each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed by it with the SEC since January 1, 2003 under the Securities Act or the Exchange Act (collectively, the “Parent SEC Reports”). Except as set forth in Section 5.5(a) of the Parent Disclosure Letter, as of the respective dates the Parent SEC Reports were filed or, if any Parent SEC Reports were amended, as of the date such amendment was filed, each Parent SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Parent SEC Report has occurred that would require Parent to file a Current Report on Form 8-K other than the execution of this Agreement.

(b) The appropriate officers of Parent have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; except as set forth in Section 5.5(b) of the Parent Disclosure Letter, neither Parent nor its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Parent maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Parent and its subsidiaries is made known on a timely basis to the individuals responsible for preparing Parent’s SEC filings and other public disclosure and Parent is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of The New York Stock Exchange.

5.6 Parent Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included (or incorporated by reference) in the Parent SEC Reports has been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly presents, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

5.7 Absence of Undisclosed Liabilities. As of the date hereof, except (a) as specifically disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2005, neither

Parent nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would (individually or in the aggregate) have a Parent Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries or the notes thereto which are not reflected.

5.8 Absence of Certain Changes. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof, as contemplated by this Agreement, since December 31, 2005 (a) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Parent Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, or any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Parent or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Parent.

5.9 Taxes. Except as otherwise disclosed in Section 5.9 of the Parent Disclosure Letter and for matters that would not (individually or in the aggregate) have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries have timely filed (or have had timely filed on their behalf), all material Tax Returns required by applicable law to be filed by any of them through the date hereof. Each of the foregoing Tax Returns described in the preceding sentence is true and correct in all material respects.

(b) Parent and each of its Subsidiaries have paid (or have had paid on their behalf), all material Taxes due through the date hereof. Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid through the date hereof or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) No Audit by a Tax Authority is in progress, pending or, to the knowledge of Parent, threatened with respect to any Tax Returns filed by, or Taxes due from, Parent or any Subsidiary. No issue has been raised by any Tax Authority in any current or prior Audit of Parent or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries. There are no liens for Taxes upon the assets of Parent or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

(d) Neither Parent nor any of its Subsidiaries has given any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, in either case which will be outstanding as of the Closing Date.

(e) Prior to the date hereof, Parent and its Subsidiaries have disclosed, and provided or made available to Target true and complete copies of all material Tax sharing, Tax indemnity, or similar agreements to which Parent or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes under.

(f) Neither Parent nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code.

(g) Neither Parent not any of its Subsidiaries has agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h) None of the Parent or any of its Subsidiaries has a liability for Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 for any tax year for which the statute of limitations has not yet expired.

(j) After consultation with counsel, Parent is aware of no facts which would prevent its counsel from rendering the opinion set forth in Section 8.2(d).

(k) None of Parent or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(l) Neither Parent nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law) or (ii) any transaction required to be registered with the Internal Revenue Service under Section 6111 of the Internal Revenue Code as in effect immediately prior to the enactment of the American Jobs Creation Act of 2004 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law).

5.10 Litigation. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof and for matters that would not have a Parent Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened against or directly affecting Parent, any Subsidiary of Parent or any of the directors or officers of Parent or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Parent Material Adverse Effect, if adversely determined. Neither Parent nor any of its Subsidiaries, nor any officer, director or employee of Parent or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Parent or such Subsidiary, nor, to the knowledge of Parent, is Parent, any Subsidiary of Parent or any officer, director or employee of Parent or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof, there is no order, judgment or decree of any court or other tribunal or other agency extant enjoining or requiring Parent or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 5.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

5.11 Employee Benefit Plans; ERISA.

(a) Section 5.11(a)(1) of the Parent Disclosure Letter contains a true and complete list of the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) within six years prior to the Effective Time (“Parent Benefit Plans”), and Schedule 5.11(a)(2) of the Parent Disclosure Letter lists each individual employment, severance or similar agreement with respect to which Parent or any Parent ERISA Affiliate has any current or future obligation or liability.

(b) With respect to each Parent Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Parent Material Adverse Effect; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Parent Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Parent Material Adverse Effect; (vi) there have been no “reportable events” within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the PBGC; (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412) except for failures that are not reasonably expected to result in a Parent Material Adverse Effect; (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.

(c) No Parent Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Parent or a Parent ERISA Affiliate in connection with which Parent could be subject to any liability, lien or encumbrance with respect to any Parent Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Parent ERISA Affiliate under ERISA or the Code, except for regular contributions and benefit payments in the ordinary course of plan business.

(d) No present or former employees of Parent or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health, life insurance or other welfare benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits, and the consummation of the Transactions shall not cause any payments or benefits to any employee to be either subject to an excise tax or non-deductible to Parent under Sections 4999 and 280G of the Code, respectively.

5.12 Environmental Liability. Except as could not (individually or in the aggregate) reasonably be expected to result in liabilities that have a Parent Material Adverse Effect:

(a) The businesses of Parent and its Subsidiaries have been and are operated in material compliance with all Environmental Laws.

(b) Neither Parent nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in material compliance with all Environmental Laws, and, to Parent’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Parent for any of its Subsidiaries except in material compliance with all Environmental Laws.

(c) Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Parent, any other communication alleging or concerning any material violation by Parent or any of its Subsidiaries of, or responsibility or liability of Parent or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Parent, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Parent or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Parent have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d) Parent and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the businesses of Parent and its Subsidiaries as currently conducted; there are no pending or, to the knowledge of Parent, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Parent does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

(e) Without in any way limiting the generality of the foregoing, (i) to Parent’s knowledge, all offsite locations where Parent or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are licensed and operating as required by law and (ii) no PCBs, PCB-containing items, asbestos-containing materials, or radioactive materials are used or stored at any property owned, leased or operated by Parent or any of its Subsidiaries except in material compliance with Environmental Laws.

(f) No claims have been asserted or, to Parent’s knowledge, threatened to be asserted against Parent or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed by Parent or its Subsidiaries.

5.13 Compliance with Applicable Laws.

(a) Parent and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Parent nor any of its Subsidiaries have received any notice from any Person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations that either individually or in the aggregate have not resulted and would not result in a Parent Material Adverse Effect; provided, however, no representation or warranty in this Section 5.13 is made with respect to Environmental Laws, which are covered exclusively in Section 5.12.

(b) Neither Parent, any Subsidiary of Parent, nor, to the knowledge of Parent, any director, officer, agent, employee or other person acting on behalf of Parent or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

5.14 Insurance. Section 5.14 of the Parent Disclosure Letter lists each insurance policy relating to Parent or its Subsidiaries currently in effect. Parent has made available to Target a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Parent, any of its Subsidiaries or, to Parent’s knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Parent does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Section 5.14 of the Parent Disclosure Letter describes any self-insurance arrangements affecting Parent or its Subsidiaries.

5.15 Labor Matters; Employees.

(a) (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Parent or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (iii) none of the employees of Parent or any of its Subsidiaries are represented by any labor organization and none of Parent or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Parent and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

(b) Since the enactment of the WARN Act, none of Parent or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Parent or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Parent Material Adverse Effect.

5.16 Reserve Reports.

(a) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Parent is entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Parent) supplied to Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P. by or on behalf of Parent that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Parent in connection with the preparation of the proved oil and gas reserve report concerning the Oil and Gas Interests of Parent as of December 31, 2005 and prepared by such engineering firms (the “Parent Reserve Report”) was (at the time supplied or as modified or amended prior to the issuance of the Parent Reserve Report) to Parent’s knowledge accurate in all material respects and Parent has no knowledge of any material errors in such information that existed at the time of such issuance. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the Parent Reserve Report that would have a Parent Material Adverse Effect.

(b) Set forth in Section 5.16(b) of the Parent Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Parent Reserve Report that have been disposed of prior to the date hereof.

5.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Parent and its Subsidiaries will hold all of the Permits required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Parent Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 5.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively in Section 5.12.

5.18 Required Stockholder Vote or Consent. The only vote or written consent of the holders of any class or series of Parent’s capital stock that shall be necessary to consummate the Transactions is the approval by a majority of the voting power of the Parent Common Shares of the issuance of Parent Common Shares to the holders of Target Common Shares as a result of the Transactions (the “Parent Stockholders’ Approval”).

5.19 Proxy/Prospectus; Registration Statement. None of the information to be supplied by Parent for inclusion in (a) the Proxy/Prospectus to be filed by Target and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to the Target and Parent stockholders, at the time of the Target Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.20 Intellectual Property. Parent or its Subsidiaries own, or are licensed or otherwise have the right to use, all Intellectual Property currently used in the conduct of the business of Parent and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Parent Material Adverse Effect. No Person has notified either Parent or any of its Subsidiaries in writing and Parent does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Parent and its Subsidiaries that could have a Parent Material Adverse Effect, and, to Parent’s knowledge, no Person is infringing on any right of Parent or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Parent’s knowledge, threatened that Parent or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

5.21 Hedging. Section 5.21 of the Parent Disclosure Letter sets forth for the periods shown all obligations of Parent and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Parent or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 5.21 of the Parent Disclosure Letter, as of the date hereof, neither Parent nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

5.22 Brokers. No broker, finder or investment banker (other than Evercore Group L.L.C. and Banc of America Securities LLC, the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder’s fee or other fee or commission payable by Parent or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Parent or any of its Subsidiaries. A true and correct copy of the commitment letter with Banc of America Securities LLC and Bank of America Bridge LLC dated June 15, 2006 ( the “Commitment Letter”) has been delivered to Target.

5.23 Tax Matters. Neither Parent nor, to the knowledge of Parent, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

5.24 Fairness Opinion; Board Approval.

(a) Parent’s Board of Directors has received a written opinion from each of Evercore Group L.L.C. and Banc of America Securities LLC to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to Parent. True and complete copies of such opinion have been given to Parent.

(b) Parent’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the stockholders of Parent, (ii) approved this Agreement and the Transactions, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the stockholders of Parent.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of Business by Target Pending the Merger. From the date hereof until the Effective Time, except as Parent otherwise agrees in writing, as set forth in the Target Disclosure Letter, or as otherwise contemplated by this Agreement, Target shall conduct its business in the ordinary course consistent with past practice and shall use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without Parent’s written consent (which consent shall not be unreasonably withheld):

(a) Target shall not adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

(b) Target shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Target or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in Target;

(c) Except as set forth in Section 6.1(c) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $1,000,000, or enter a new line of business or commence business operations in any country in which Target is not operating as of the date hereof;

(d) Except as set forth in Section 6.1(d) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties with an aggregate fair market value exceeding $1,000,000 (other than sales of Hydrocarbons in the ordinary course of business);

(e) Target shall not settle any material Audit, make or change any material Tax election or file any material amended Tax Return except as set forth in Section 4.9 of the Target Disclosure Letter;

(f) Except as set forth in Section 6.1(f) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or the Target Disclosure Letter), enter into any amendment of any term of any outstanding security of Target or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements, fail to make any required contribution to any Target Benefit Plan, increase compensation, bonus or other benefits payable to (except for payments pursuant to 401(k) plans), or modify or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation or inquiry or investigation by a Governmental Authority other than settlements in the ordinary course of business; provided, however, that Target may, upon notice to Parent, settle all lawsuits (excluding lawsuits initiated by a Governmental Authority) arising out of or related to Target’s reserve revisions or restatement of its financial statements in 2005 so long as (i) the settlement settles all claims possibly arising therefrom and Target and its officers, directors and affiliates are released from all claims arising out of or related to such matters and (ii) other than the $1 million deductible, the settlement and all costs associated therewith are paid with funds from Target’s directors and officers insurance policies;

(g) Target shall not, and shall not permit any of its Subsidiaries to, change any method of accounting or accounting practice by Target or any of its Subsidiaries except for any such change required by GAAP;

(h) Target shall not, and shall not permit any of its Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act) without in good faith attempting to comply with the WARN Act;

(i) Target shall not amend or otherwise change the terms of the Target Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Target;

(j) Except for expenditures set forth in Section 6.1(j) of the Target Disclosure Letter, neither Target nor any of its Subsidiaries shall become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interests that will, in the aggregate, cost in excess of $1,000,000 over the total amount budgeted in the Target’s 2006 capital budget previously delivered to Parent (the “Aggregate Cost Overrun”), and except for utilization of the Aggregate Cost Overrun, neither Target nor any of its Subsidiaries shall, with respect to any of the individual projects set forth in Section 6.1(j) of the Target Disclosure Letter, become bound to or expend funds in excess of the amount budgeted for such project as set forth in Section 6.1(j) of the Target Disclosure Letter;

(k) Target and its Subsidiaries shall timely meet their royalty payment obligations in connection with their respective oil and gas leases;

(l) Target shall not, and shall not permit any of its Subsidiaries to, (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Target’s current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

(m) Except as set forth in Section 6.1(m) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, (i) adopt, amend (other than amendments that reduce the amounts payable by Target or any Subsidiary, or amendments required by law to preserve the qualified status of a Target Benefit Plan or otherwise comply with ERISA, the Code or other applicable law) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Target or any Subsidiary that might require that payments be made upon consummation of the Transactions) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (ii) engage in any transaction (either acting alone or in conjunction with any Target Benefit Plan or trust created thereunder) in connection with which Target or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Target Benefit Plan, or take any other action with respect to any Target Benefit Plan, that could result in the liability of Target or any Subsidiary to any person, (iv) take any action that could adversely affect the qualification of any Target Benefit Plan or its compliance with the applicable requirements of ERISA,

(v) fail to make full payment when due of all amounts which, under the provisions of any Target Benefit Plan, any agreement relating thereto or applicable law, Target or any Subsidiary is required to pay as contributions thereto or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Target Benefit Plan;

(n) Target shall not, and shall not permit any of its Subsidiaries to, (i) approve an increase in salary for any Target Employees or (ii) terminate any Target Employee entitled to any severance payment upon such termination;

(o) Target shall not, and shall not permit any of its Subsidiaries to, organize or acquire any Person that could become a Subsidiary;

(p) Target shall not, and shall not permit any of its Subsidiaries to, enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $1,000,000, other than pursuant to agreements or commitments existing on the date hereof;

(q) Target shall not amend, modify or waive any provision of the Rights Agreement between Target and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, dated as of October 15, 1998, as amended (the “Target Rights Agreement”) or take any action to redeem the rights issued thereunder (the “Target Rights”) or render the Target Rights inapplicable to any transaction other than the Merger unless, and only to the extent that, Target is required to do so by order of a court of competent jurisdiction;

(r) Target shall not grant approval for purposes of Section 203 of the DGCL of any acquisition of Target Common Shares;

(s) Target shall not adopt a plan of complete or partial liquidation, dissolution, or reorganization;

(t) Target shall not knowingly take any action that would or could reasonably be expected to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code; and

(u) Target shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

6.2 Conduct of Business by Parent Pending the Merger. Except as expressly permitted or required by this Agreement, prior to the Effective Time, neither Parent nor any of its Subsidiaries, without the prior written consent of Target, shall:

(a) acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of or by any other manner, any business or corporation, partnership or other business organization or division thereof, or otherwise acquire any assets of any other entity (other than the purchase of assets from suppliers, clients or vendors in the ordinary course of business and consistent with past practice) if such transaction would reasonably be expected to prevent or materially delay the consummation of the Transactions;

(b) adopt or propose to adopt any amendments to its charter documents which would reasonably be expected to have a material adverse impact on the consummation of the Transactions;

(c) with respect to Parent only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such except for purchases of Parent Common Shares pursuant to stock repurchase plans, unless the Exchange Ratio is proportionately increased or decreased, as applicable, in which case the prior written consent of Target shall not be required, but Target shall be entitled to written notice of such event;

(d) adopt a plan of complete or partial liquidation or dissolution of Parent;

(e) knowingly take, or agree to commit to take, any action that would or would reasonably be expected to result in the failure of a condition set forth in Section 8.1, 8.2, or 8.3 or (b) at, or as of any time prior to, the Effective Time, or that would reasonably be expected to materially impair the ability of Target, Parent, Merger Sub or the holders of Target Common Shares to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

(f) knowingly take any action that would or could reasonably be expected to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code; or

(g) agree or commit to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access and Information. The parties shall each afford to the other and to the other’s financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, contracts, leases, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party reasonably may request, provided that no investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. Notwithstanding the foregoing, the Confidentiality Agreements dated May 26, 2006 between Parent and Target (collectively, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement.

7.2 Acquisition Proposals.

(a) From the date hereof until the termination of this Agreement, Target and its Subsidiaries shall not, and shall cause their respective officers, directors, employees, investment bankers, attorneys or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Target Acquisition Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Target Acquisition Proposal, (ii) enter into any agreement with respect to a Target Acquisition Proposal, or (iii) engage or participate in discussions or negotiations with, or disclose any nonpublic information relating to Target or its Subsidiaries, respectively, or furnish to any Person any information with respect to, or otherwise cooperate in any way with a Target Acquisition Proposal. Nothing contained in this Section 7.2(a) shall prohibit Target and its Board of Directors from (x) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) under the Exchange Act, (y) waiving, or agreeing to waive, any provision of any stand-still or similar agreement in effect on the date hereof to allow a Person to make a Target Acquisition Proposal, so long as simultaneously with such waiver, such parties become subject to stand-still provisions at least as restrictive as those in the Confidentiality Agreement, or (z) prior to obtaining the Target Stockholders’ Approval, furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has submitted an unsolicited bona fide written Target Acquisition Proposal made not in violation of this Agreement or any standstill agreement if, and only to the extent that (with respect to this Section 7.2(a) only):

(i) such unsolicited bona fide written Target Acquisition Proposal is made by a third party that Target’s Board of Directors determines in good faith has the good faith intent to proceed with negotiations to consider, and the financial and legal capability to consummate, such Target Acquisition Proposal,

(ii) Target’s Board of Directors, after duly consulting with Target’s outside legal counsel, determines in good faith that such action is necessary for Target’s Board of Directors to comply with its fiduciary duties imposed by applicable law,

(iii) contemporaneously with furnishing such information to, or entering into discussions with, such Person, Target enters into a confidentiality agreement with such Person on terms no less restrictive than those in the Confidentiality Agreement,

(iv) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person, Target provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person,

(v) such Target Acquisition Proposal is not subject to any financing contingencies;

(vi) Target’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Target Acquisition Proposal is reasonably capable of being completed and may reasonably be expected to result in a transaction that is more favorable from a financial point of view to the holders of Target Common Shares than the Transactions, and

(vii) Target keeps Parent promptly informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and promptly provides Parent copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Parent agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Parent pursuant to this clause (vii), which confidentiality agreement shall be subject to Parent’s disclosure obligations arising under applicable law or securities exchange regulations.

The term “Target Acquisition Proposal” means any inquiry, offer or proposal for, or any indication of interest from any Person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Target and its Subsidiaries, taken as a whole, or (B) 10% or more of the outstanding shares of Target Common Shares or capital stock of, or other equity or voting interests in, any of Target’s Subsidiaries directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, in each case other than the Transactions. Other than as provided in this Section 7.2(a), Target shall not waive any provisions of a confidentiality agreement entered into with a Person who has indicated a willingness to make an unsolicited bona fide Target Acquisition Proposal without Parent’s prior written consent.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2(a) by any officer, director, employee, attorney, investment banker or other agent of Target or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Target or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.2(a) by Target.

7.3 Directors’ and Officers’ Indemnification and Insurance.

(a) For six years after the Effective Time, the Surviving Entity shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Target and its Subsidiaries (each an “Indemnified Party”), who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, or investigative (a “proceeding”) against all losses, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and experts and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Parent, which will not be unreasonably withheld)) actually and reasonably incurred by the Indemnified Party because the Indemnified Party is or was a director or officer of Target pertaining to any act or omission existing or occurring at or prior to the Effective Time including any act or omission relating to this Agreement or the Transactions (the “Indemnified Liabilities”) to the full extent permitted under Delaware law or the Surviving Entity’s certificate of incorporation and bylaws. If an Indemnified Party makes or asserts any claim for Indemnified Liabilities, any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the DGCL shall be made by independent counsel mutually acceptable to the Surviving Entity and the Indemnified Party; and provided, further, that nothing herein shall impair any rights or obligations of any Indemnified Party. If any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Target (if selected before the Effective Time) and the Surviving Entity (if selected after the Effective Time).

(b) The Surviving Entity shall promptly advance all reasonable out-of-pocket expenses of each Indemnified Party in connection with any such action or proceeding described above, as such expenses are incurred, to the fullest extent permitted by the LLCA, subject to the receipt by the Surviving Entity of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Surviving Entity.

(c) The Surviving Entity shall maintain Target’s existing officers’ and directors’ liability insurance policy (“D&O Insurance”) for a period of at least six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that the Surviving Entity may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such D&O Insurance for such six-year period shall not exceed $3 million.

7.4 Further Assurances. Each party shall use all reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the Transactions. The parties shall take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as shall be reasonably agreed by such parties such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the Transactions. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with laws or regulations (including the filing and payment of taxes and handling tax audits), to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Parent and Target shall duly preserve all files, records or any similar items of Parent or Target received or obtained as a result of the Transactions with the same care and for the same period of time as it would preserve its own similar assets.

7.5 Expenses.

(a) Except as provided in Sections 7.17 and 7.23, each party shall bear solely and entirely, all Expenses (as defined below) that they incur; provided, however, that if this Agreement is terminated for any reason, then the allocable share of the Parent Parties and Target for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, and Proxy/Prospectus and HSR shall be allocated one-half each.

(b) “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Proxy/Prospectus, the solicitation of stockholder approvals, and all other matters related to the consummation of the Transactions (subject to reasonable documentation).

7.6 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each party shall confer on a regular and frequent basis with one or more representatives of the other parties to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions.

7.7 Publicity. Neither Target, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transactions without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange, and each party shall use reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as each such other party may have, prior to such release or other announcement.

7.8 Additional Actions. Subject to the terms and conditions of this Agreement, each party agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Transactions, subject, however, to the Target Stockholders’ Approval and the Parent Stockholders’ Approval.

7.9 Filings. Each party shall make all filings such party is required to make in connection herewith or desirable to achieve the purposes contemplated hereby, including all required or advisable filings under or relating to the HSR Act, shall respond as promptly as practicable to all inquiries or requests for information received from a Governmental Authority in relation to such filings or notices for additional information or documentation and shall cooperate as needed with respect to any such filings by any other party. Each party agrees to take whatever action may be necessary to resolve any objection as may be asserted under the HSR Act. Notwithstanding the foregoing provisions of this Section 7.9, neither Parent nor Target shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Authority, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any of the respective businesses or assets of Parent, Merger Sub, Target or any of their respective Subsidiaries.

7.10 Consents. Each of Parent and Target shall use all reasonable efforts to obtain all consents necessary or advisable in connection with its obligations hereunder.

7.11 Employee Matters; Benefit Plans.

(a) Subsequent to the Effective Time, Parent shall perform or cause a Subsidiary of Parent to perform the obligations of Target under the Target Severance Policy and the employment agreements and letter agreements set forth in Section 4.11(e) of the Target Disclosure Letter.

(b) To the extent service is relevant for purposes of eligibility, participation or vesting or receipt of benefits under a welfare benefit plan (but not the accrual of benefits under a retirement plan) under any employee benefit plan, program or arrangement established or maintained by Parent or a Subsidiary of Parent in which Business Employees may participate, such Business Employees shall be credited for service accrued as of the Effective Time with Target and its Subsidiaries to the extent such service was credited under a similar plan, program or arrangement of Target.

(c) To the extent Business Employees and their dependents enroll in any health plan sponsored by Parent or a Subsidiary of Parent, Parent shall waive any preexisting condition limitation applicable to such Business Employees to the extent that the employee’s or dependent’s condition would not have operated as a preexisting condition under the group health plan maintained by Target. In addition, Parent shall cause such health plans (i) to waive all preexisting condition exclusions and waiting periods otherwise applicable to Business Employees and their dependents, other than exclusions or waiting periods that are in effect with respect to such individuals as of the Effective Time to the extent not satisfied, under the corresponding benefit plans of Target, and (ii) to provide each Business Employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Target during the portion of the respective plan year prior to the Effective Time.

(d) With respect to the 401(k) accounts of those Business Employees who become eligible to participate in Parent’s 401(k) Plan after the Effective Time, Parent agrees to take one or more of the following actions: (i) to establish an arrangement under which such Business Employees are provided with payroll withholding for purposes of repaying any loan that is outstanding under Target’s 401(k) Plan as of the Effective Time; (ii) to permit such Business Employees to voluntarily transfer or rollover their accounts (including loans) from Target’s 401(k) Plan to Parent’s 401(k) Plan; or (iii) to cause Parent’s 401(k) Plan to accept a direct trustee-to-trustee transfer of assets from Target’s 401(k) Plan into Parent’s 401(k) Plan, including any outstanding loans, on behalf of such Business Employees. Parent and Target agree that they shall take all actions necessary, including the amendment of their respective plans, to effect the actions selected by Parent under the preceding sentence.

(e) With respect to any Business Employees who become employed by Parent or a Subsidiary of Parent after the Effective Time, Parent will permit or cause such Subsidiary to permit such Business Employees to schedule and take vacation days that have accrued prior to the Effective Time with pay through December 31, 2006, and Parent shall give service credit for purposes of determining post Effective Time vacation, sick leave and any other paid time off entitlements that Parent provides to its employees generally.

(f) At the Effective Time, Target will freeze the accrual of benefits under Target’s Deferred Compensation Plan.

(g) Target and Parent shall cooperate with each other in all reasonable respects relating to any actions to be taken pursuant to this Section 7.11.

For purposes of this Section 7.11, a “Business Employee” shall mean an individual who is employed by Target or a Subsidiary of Target prior to the Effective Time and who thereafter remains or becomes an employee of Parent or a Subsidiary of Parent.

7.12 Parent Rights Plan. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent Parent’s Board of Directors from adopting a stockholder rights or similar agreement or plan.

7.13 Stockholders’ Meetings.

(a) Target shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its stockholders (the “Target Special Meeting”) for the purpose of securing the Target Stockholders’ Approval, (ii) distribute to its stockholders the Proxy/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Prospectus shall contain the recommendation of the Target Board of Directors that its stockholders approve this Agreement, (iii) use commercially reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement and to secure the Target Stockholders’ Approval, and (iv) cooperate and consult with Parent with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(a) shall prohibit the Target Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Target stockholders hereunder if such Board of Directors, after consultation with independent legal counsel, (i) determines in good faith that such action is necessary for Target’s Board of Directors to comply with its fiduciary duties under applicable law and (ii) provides written notice to Parent five days prior to such Board of Directors withdrawing or modifying its recommendation to the Target stockholders. Without limiting the generality of the foregoing, Target agrees that its obligations pursuant to this Section 7.13(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Target or any other Person of any Target Acquisition Proposal.

(b) Parent shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its stockholders (the “Parent Special Meeting”) for the purpose of securing the Parent Stockholders’ Approval, (ii) distribute to its stockholders the Proxy/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Prospectus shall contain the recommendation of the Parent Board of Directors that its stockholders approve this Agreement, (iii) use all reasonable efforts to solicit from its stockholders proxies to secure the Parent Stockholders’ Approval, and (iv) cooperate and consult with Target with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(b) shall prohibit the Parent Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Parent stockholders hereunder if Parent’s Board of Directors, after consultation with and in consultation with independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

(c) Target acknowledges and agrees that Parent would be damaged irreparably if any provision of this Section 7.13 is not performed in accordance with its specific terms or is otherwise breached. Accordingly, Target agrees that Parent will be entitled to an injunction or injunctions to prevent breaches of this Section 7.13 and to enforce specifically this Agreement and its terms and provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which Parent may be entitled, at law or in equity.

7.14 Preparation of the Proxy/Prospectus and Registration Statement.

(a) Parent and Target shall promptly prepare and file with the SEC a preliminary version of the Proxy/Prospectus and will use all reasonable efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy/Prospectus. In addition to the matters requiring Parent stockholder approval pursuant to Section 5.18, Parent may also include in the Proxy/Prospectus (i) a proposal for Parent’s stockholders to approve an amendment to its certificate of incorporation to increase the number of Parent Common Shares authorized for issuance under its certificate of incorporation up to 150,000,000 shares and (ii) a proposal for amendments to its 2006 Long Term Stock Incentive Plan, increasing the number of Parent Common Shares subject to Parent Benefit Plans; provided that stockholder approval of the Merger and the Transactions shall not be conditioned upon the approval of such proposals in clauses (i) and (ii). At any time from (and including) the initial filing with the SEC of the Proxy/Prospectus, Parent shall file with the SEC the Registration Statement containing the Proxy/Prospectus so long as Parent shall have provided to Target a copy of the Registration Statement containing the Proxy/Prospectus at least ten days prior to any filing thereof and any supplement or amendment at least two days prior to any filing thereof. Subject to the foregoing sentence, Parent and Target shall jointly determine the date that the Registration Statement is filed with the SEC. Parent and Target shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Shares in the Merger and Target shall furnish all information concerning Target and the holders of shares of Target capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Parent and Target shall cause the Proxy/Prospectus to be mailed to their respective stockholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Effective Time, the officers and directors of Parent or Target discover any statement which, in light of the circumstances to which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statement made in the proxy/prospectus not misleading, then such party shall immediately notify the other party of such misstatements or omissions. Parent shall advise Target and Target shall advise Parent, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Shares for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) Following receipt by KPMG LLP, Parent’s independent auditors, of an appropriate request from Target pursuant to SAS No. 72, Parent shall use all reasonable efforts to cause to be delivered to Target a letter of KPMG LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Target, in form and substance reasonably satisfactory to Target and customary in scope and substance for “cold comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Prospectus.

(c) Following receipt by Ernst & Young LLP, Target’s independent auditors, of an appropriate request from Parent pursuant to SAS No. 72, Target shall use all reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Parent, in form and substance satisfactory to Parent and customary in scope and substance for “cold comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Prospectus.

7.15 Stock Exchange Listing. Parent shall use all reasonable efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the New York Stock Exchange at or prior to the Effective Time, subject to official notice of issuance.

7.16 Notice of Certain Events. Each party shall promptly as reasonably practicable notify the other parties of:

(a) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 4.10, 4.12, 5.10 or 5.12, or which relate to the consummation of the Transactions;

(d) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date hereof, under any material agreement; and

(e) any Target Material Adverse Effect or Parent Material Adverse Effect or the occurrence of any event which is reasonably likely to result in a Target Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

7.17 Site Inspections. Subject to compliance with applicable law, from the date hereof until the Effective Time, each party may undertake (at that party’s sole cost and expense) a reasonable environmental and operational assessment or assessments (an “Assessment”) of the other party’s operations, business and/or properties that are the subject of this Agreement. An Assessment may include a review of permits, files and records including, but not limited to, environmental investigations, audits, assessments, studies, testing and management plans and systems, as well as visual and physical inspections and testing. An Assessment will not include any soil borings, groundwater or any other “Phase II” testing without the consent of the party whose operations, business or property is the subject of such Assessment (the “Inspected Party”) (such consent not to be unreasonably withheld, conditioned or delayed). Before conducting an Assessment, the party intending to conduct such Assessment (the “Inspecting Party”) shall confer with the Inspected Party regarding the nature, scope and scheduling of such Assessment, and shall comply with such conditions as the Inspected Party may reasonably impose to (i) avoid interference with the Inspected Party’s operations or business; (ii) require the Inspecting Party’s representatives responsible for performing the Assessment to maintain insurance coverage as required by the Inspected Party; (iii) keep the Inspected Party’s property free and clear of any liens arising out of any entry onto or inspection of the subject property; and (iv) provide indemnification by the Inspecting Party in favor of the Inspected Party to indemnify the Inspected Party from the Inspecting Party’s negligence in conducting such Assessment. The Inspected Party shall cooperate in good faith with the Inspecting Party’s effort to conduct an Assessment.

7.18 Affiliate Agreements; Tax Treatment.

(a) Target shall identify in a letter to Parent all Persons who are, on the date hereof, “affiliates” of Target, as such term is used in Rule 145 under the Securities Act. Target shall use commercially reasonable efforts to cause its respective affiliates to deliver to Parent not later than 10 days prior to the date of the Parent Special Meeting, a written agreement substantially in the form attached as Exhibit 7.18, and shall use commercially reasonable efforts to cause Persons who become “affiliates” after such date but prior to the Closing Date to execute and deliver agreements at least 5 days prior to the Closing Date.

(b) Each party shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

7.19 Litigation. Each of Parent and Target shall give the other reasonable opportunity to participate in the defense of (i) any inquiry by a Governmental Authority and (ii) litigation against Parent or Target, as applicable, and its directors relating to the Transactions.

7.20 Additional Voting Agreements. Parent will use its reasonable best efforts to have John C. Bumgarner, Jr., Enoch L. Dawkins, William O. Hiltz and John G. Philips enter into voting agreements containing the same terms and conditions as the Voting Agreements. Target will use its reasonable best efforts to have David R. Voelker, B.J. Duplantis, Richard A. Pattarozzi, Kay G. Priestly, George R. Christmas, Raymond B. Gary, Peter K. Barker and Robert A Bernhard enter into voting agreements containing the same terms and conditions as the Voting Agreements. Upon execution of such voting agreements, the term “Voting Agreements” shall automatically be modified to include such voting agreements.

7.21 Board of Directors. As of the Effective Time, Parent shall take all necessary action, subject to the approval of the Board of Directors of Parent, such that the Board of Directors of Parent shall be increased by three (3) director positions to be occupied by James H. Stone, Kay G. Priestly and Richard A Pattarozzi. The remainder of Parent’s Board of Directors shall be the members of the Board of Directors of Parent prior to the Effective Date.

7.22 Assistance with Financing. In order to assist Parent with finalizing the financing of the transactions contemplated by this Agreement as described in the Commitment Letter (the “Financing”), Target shall provide such assistance and cooperation as Parent may reasonably request including, but not limited to (a) using reasonable best efforts to procure other reasonably requested certificates or documents, including pledge and security documents, customary certificates, customary legal opinions, real estate title documentation, stock certificates and other similar instruments and using reasonable efforts to assist Parent in obtaining the approval of any and all board resolutions that Parent may reasonably request in connection with the provision of any security by Target or any Subsidiary to the banks or lenders in connection with the Financing, (b) participating or making their respective officers and employees available to participate in meetings, drafting sessions, “roadshows,” due diligence sessions and management presentation sessions, (c) providing the banks or other lenders involved in the Financing financial and other information in their possession and reasonably requested with respect to the transactions contemplated by this Agreement, (d) reasonably assisting Parent in the preparation of the definitive documentation related to the Financing, and (e) directing its accountants and other advisors to cooperate with the banks or other lenders involved in the Financing to prepare materials and provide information reasonably requested by such banks or other lenders in connection with the Financing or any refinancing of the indebtedness incurred in connection with the transactions contemplated by this Agreement, including but not limited to, the preparation of financial statements with respect to Target necessary to produce pro forma financial statements and using reasonable best efforts to cause Ernst & Young LLP to deliver a customary “comfort letter” with respect to such financial statements and any offering document related to the Financing.

7.23 Plains Termination Fee. Simultaneously with the execution of this Agreement, Parent will pay to Target an aggregate amount of $43,500,000 (the “Plains Termination Fee”), if and as such amount is required to be paid by Target to Plains in accordance with Section 10.2(c) of the Prior Agreement. Upon receipt thereof, Target agrees to pay the Plains Termination Fee to Plains in accordance with the terms of the Prior Agreement.

7.24 Indenture Matters. Parent shall take all actions that are reasonably necessary or appropriate, and Target shall cooperate with Parent, for Parent to comply with (i) the indentures governing Target’s 8 1/4% Senior Subordinated Notes due 2011 and its 6 3/4% Senior Subordinated Notes due 2014 and (ii) the indenture governing the notes described in item #4 of Section 4.4(c) of the Target Disclosure Letter (but only if such notes have been issued).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) The Target Stockholders’ Approval and the Parent Stockholders’ Approval must have been obtained.

(b) No action, suit or proceeding instituted by any Governmental Authority may be pending and no statute, rule, order, decree or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction may be in effect, in each case which would prohibit, restrain, enjoin or restrict the consummation of the Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this subsection (b) must have used all reasonable best efforts to prevent the entry of such injunction or other order.

(c) The Registration Statement must have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

(d) Each of Target and Parent must have obtained all material permits, authorizations, consents, or approvals required to consummate the Transactions.

(e) The Parent Common Shares to be issued in the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(f) Any applicable waiting period under the HSR Act must have expired or been terminated.

8.2 Conditions to the Obligations of Parent. The obligation of Parent to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Target must have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Target contained in this Agreement, to the extent qualified with respect to materiality must be true and correct in all respects, and to the extent not so qualified must be true and correct in all material respects, in each case as of the date hereof and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Target Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date shall be determined as of such date, and Parent must have received a certificate of the Chief Executive Officer and Chief Financial Officer of Target as to the satisfaction of this condition.

(b) From the date hereof through the Effective Time, there must not have occurred any change in the financial condition, business, operations or prospects of Target, that would constitute a Target Material Adverse Effect.

(c) Target must have delivered to its counsel, Parent and Parent’s counsel a certificate signed on behalf of Target by a duly authorized officer of Target certifying representations substantially in the form set forth in the Target Tax Certificate attached as Exhibit 8.2(c) (the “Target Tax Certificate”).

(d) Parent must have received an opinion from Cahill Gordon & Reindel LLP prior to the effectiveness of the Registration Statement and also as of the Effective Time to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Parent and Target shall each be a party to that reorganization, and (iii) no gain or loss shall be recognized by Parent or Target because of the Merger; provided, however, that if counsel to Parent shall not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to Target shall render such opinion to Parent; provided further, that in rendering such opinion, such counsel may rely upon the Parent Tax Certificate and the Target Tax Certificate.

(e) Each consent, waiver and approval set forth in Section 4.4(c) of the Target Disclosure Letter must have been obtained, and Target must have provided Parent with copies thereof.

(f) Parent shall have received a “cold comfort” letter from KPMG LLP in the form contemplated by Section 7.14(b).

8.3 Conditions to the Obligations of Target. The obligation of Target to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Parent must have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Parent contained in this Agreement, to the extent qualified with respect to materiality must be true and correct in all respects, and to the extent not so qualified must be true and correct in all material respects, in each case as of the date hereof and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Parent Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date shall be determined as of such date, and Target must have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent as to the satisfaction of this condition.

(b) From the date hereof through the Effective Time, there must not have occurred any change in the financial condition, business, operations or prospects of Parent that would constitute a Parent Material Adverse Effect.

(c) Parent must have delivered to its counsel, Target and Target’s counsel a certificate signed on behalf of Parent by a duly authorized officer of Parent certifying representations substantially in the form set forth in the Parent Tax Certificate attached as Exhibit 8.3(c) (the “Parent Tax Certificate”).

(d) Target must have received an opinion from Vinson & Elkins L.L.P. prior to the effectiveness of the Registration Statement and also as of the Effective Time to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Target and Parent shall each be a party to that reorganization, (iii) no gain or loss shall be recognized by a Target stockholder who exchanges Target Common Shares solely for Parent Common Shares except for any gain or loss recognized with respect to any cash received in lieu of fractional share interests, (iv) with respect to a Target shareholder who exchanges Target Common Shares for Parent Common Shares and cash, gain realized (if any), but not loss, will be recognized on the exchange, but only to the extent such gain does not exceed the amount of cash received (excluding any cash received in lieu of fractional Parent Common Shares), and (v) with respect to a Target shareholder who exchanges Target Common Shares solely for cash, gain or loss will be recognized equal to the difference, if any, between the amount of cash received and the tax basis of exchanged Target Common Shares; provided, however, that if counsel to Target shall not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to Parent shall render such opinion to Target; provided further, that in rendering such opinion, such counsel may rely upon the Parent Tax Certificate and the Target Tax Certificate.

(e) Target shall have received a “cold comfort” letter from Ernst & Young LLP in the form contemplated by Section 7.14(c).

ARTICLE IX

SURVIVAL

9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

9.2 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Target or Parent:

(a) by the mutual written consent of Parent and Target;

(b) by either Parent or Target if the Effective Time has not occurred on or before December 31, 2006 (the “Termination Date”), provided that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date;

(c) by Target if there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.3(a) and (ii) (if susceptible to cure) has not been cured in all material respects within 20 business days following receipt by Parent of notice of such breach;

(d) by Parent, if there has been a material breach by Target of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.2(a) and (ii) (if susceptible to cure) has not been cured in all material respects within 20 business days following receipt by Target of notice of such breach (a “Target Breach”);

(e) by either Target or Parent, if any applicable law, rule or regulation that makes consummation of the Merger illegal is extant or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction restrains or prohibits the consummation of the Merger, and such judgment, injunction, order or decree becomes final and nonappealable;

(f) by either Target or Parent, if either of the stockholder approvals referred to in Section 7.13 is not obtained because of the failure to obtain the Target Stockholders’ Approval or the Parent Stockholders’ Approval upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(g) by Parent, if (i) Target’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or resolves to do any of the foregoing or Target’s Board of Directors recommends to Target’s stockholders any Target Acquisition Proposal or resolves to do so; (ii) a tender offer or exchange offer for outstanding shares of Target’s capital stock then representing 30% or more of the combined power to vote generally for the election of directors is commenced, and Target’s Board of Directors does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer; or (iii) Target shall have materially breached any of its obligations under Section 7.2;

(h) by Parent or Target, if Target accepts a Target Superior Proposal. For this Agreement, “Target Superior Proposal” means a bona fide written Target Acquisition Proposal not solicited by or on behalf of Target made by a third party and in accordance with and while Target has not breached Section 7.2(a) that if consummated would result in such third party (or in the case of a direct merger between such third party and Target, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Target Common Shares or all or substantially all the assets of Target and the Target Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities that Target’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, is reasonably likely to be consummated taking into account the Person making such Target Acquisition Proposal and all legal, financial, regulatory and other relevant aspects of such Target Acquisition Proposal, and Target’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, that such Target Acquisition Proposal would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Target Common Shares than the Transactions; provided, however, that Target may not terminate this Agreement under this Section 10.1(h) unless it pays the Target Termination Fee and has used commercially reasonable efforts to provide Parent with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Target Acquisition Proposal; provided further, that prior to any such termination, Target shall and shall direct its respective financial and legal advisors to negotiate in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would result, in the opinion of Target’s Board of Directors, after consultation with its financial advisors and outside legal counsel, in a revised Parent proposal that is reasonably capable of being completed, and, if consummated, may reasonably be expected to result in a transaction that is at least as favorable from a financial point of view to the holders of Target Common Shares as the Target Superior Proposal; and provided that a Target Acquisition Proposal accepted by Target shall not be subject to any financing contingencies; or

(i) by Target, if Parent’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Target in reference to a Third Party Acquisition Proposal. For this Agreement, “Third Party Acquisition Proposal” means an inquiry, offer or proposal from a third party that (x) is conditioned upon the termination of this Agreement and the abandonment of the Merger and (y) if consummated, would result in such third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly (A) assets or businesses that constitute or represent 30% or more of the total revenue, operating income, EBITDA or assets of Parent and its Subsidiaries, taken as a whole, or (B) 30% or more of the outstanding shares of Parent Common Shares or capital stock of, or other equity or voting interests in, any of Parent’s Subsidiaries directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, in each case other than the Transactions.

10.2 Effect of Termination.

(a) If this Agreement is terminated and the Merger is abandoned under this Article X, all obligations of the parties shall terminate, except the parties’ obligations pursuant to this Section 10.2 and except for Sections 7.5, 7.7, 9.1, 9.2, 11.2, 11.6, 11.7, 11.8, 11.9 and the last two sentences of Section 7.1, provided that nothing herein shall relieve any party from liability for any breaches hereof.

(b) If Parent terminates this Agreement under (i) Section 10.1(d) (Target Breach) or (ii) Section 10.1(b) (Effective Time has not occurred on or prior to Termination Date) at a time that a Target Breach exists, and in each case, within 12 months after such termination of this Agreement:

(i) a transaction is consummated, which transaction, if offered or proposed, would constitute a Target Acquisition Proposal,

(ii) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Target Acquisition Proposal is entered into, or

(iii) (A) any Person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Target then representing 50% or more of the combined power to vote generally for the election of directors, and (B) Target’s Board of Directors has taken any action for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then Target shall promptly (and no later than one business day after the first to occur of any of subsections (i)-(iii) above) pay to Parent a termination fee of $44.0 million (the “Target Termination Fee”).

(c) If (i) Parent terminates this Agreement under Section 10.1(g) (change of recommendation; recommendation of a Target Acquisition Proposal; failure to reject; breach of Section 7.2) or (ii) Target or Parent terminates this Agreement pursuant to Section 10.1(h) (Target Superior Proposal), Target shall promptly (and in any event no later than one business day after such termination) pay to Parent the Target Termination Fee.

(d) If (i) a Target Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Target Acquisition Proposal and (ii) within 12 months after termination of this Agreement Target or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Target Acquisition Proposal, then Target shall promptly (and in any event within one (1) business day after entering into such agreement or consummating a Target Acquisition Proposal), pay Parent an amount equal to the Target Termination Fee.

(e) For purposes of Section 10.2(b), a Target Acquisition Proposal shall not include (i) the disposition of Oil and Gas Interests of Target which in the aggregate represent not more than 10% of the revenue, operating income, EBITDA or assets of Target and its Subsidiaries, taken as a whole or (ii) the acquisition by Target or any of its Subsidiaries of assets or businesses in one transaction or a series of related transactions for not more than 20% of the outstanding Target Common Shares.

(f) Notwithstanding anything to the contrary contained herein, receipt by Parent of a Target Termination Fee under Section 10.2 shall constitute full settlement of any and all liabilities of Target for damages under this Agreement in respect of a termination of this Agreement.

(g) If Target terminates this Agreement under Section 10.1(i) (change of recommendation) Parent shall promptly (and in any event no later than one (1) business day after such termination) pay to Target a termination fee of $25.6 million (the “Parent Termination Fee”).

(h) If (i) Parent Stockholders’ Approval is not obtained at the Parent Special Meeting and at such time a Third Party Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Third Party Acquisition Proposal and (ii) within 12 months after termination of this Agreement, Parent or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Third Party Acquisition Proposal (for the purpose of this Section 10.2(h), “Third Party Acquisition Proposal” shall not give effect to clause (x) of such definition), then Parent shall promptly (and in any event within one business day after entering into such agreement or consummating a Third Party Acquisition Proposal), pay to Target an amount equal to the Parent Termination Fee.

(i) Notwithstanding anything to the contrary contained herein, receipt by Target of a Parent Termination Fee under Section 10.2 shall constitute full settlement of any and all liabilities of Parent for damages under this Agreement in respect of a termination of this Agreement.

(j) In the event that this Agreement is terminated:

(i) pursuant to (A) Section 10.1(d) (except for breach of the representation and warranty relating to no Target Material Adverse Effect in clause (b) of Section 4.8), (B) Section 10.1(g) (withdrawal of recommendation by Target’s Board of Directors, tender offer, breach of Section 7.2) or (C) pursuant to Section 10.1(h) (Target Superior Proposal), then Target shall reimburse Parent an amount equal to the Plains Termination Fee as promptly as practicable (but in any event within two business days) after termination of this Agreement; or

(ii) pursuant to Section 10.1(f) because Target Stockholders’ Approval is not obtained and within 12 months after such termination, Target accepts a proposal for the acquisition of 50% or more of the voting power of Target Common Shares or all or substantially all the assets of Target and its Subsidiaries, then Target shall reimburse Parent in an amount equal to the Plains Termination Fee as promptly as practicable (but in any event within two business days) after acceptance of such proposal;

(k) In the event that this Agreement is terminated pursuant to Section 10.1(b) (Termination Date) and the failure to close the Transactions prior to the Termination Date is not a result of Parent’s material breach of this Agreement, then Target shall reimburse Parent $25.3 million as promptly as practicable (but in any event within two business days) after termination of this Agreement.

(l) Notwithstanding anything else set forth in this Agreement to the contrary, the obligation of Target and Parent to make the payments set forth in this Article 10 shall survive the termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

To Parent:

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

Attention: John H. Peper

Telephone: (504) 569-1875

Facsimile: (504) 569-1874

With a copy (which shall not constitute notice) to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

Attention: John Schuster

Telephone: (212) 701-3000

Facsimile: (212) 269-5420

To Target:

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

Attention: David H. Welch

Telephone: (337) 237-0410

Facsimile: (337) 237-0426

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

666 Fifth Avenue 26th Floor

New York, New York 10103

Attention: Alan P. Baden

Telephone: (212) 237-0000

Facsimile: (917) 849-5337

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or (iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

11.2 Severability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

11.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

11.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

11.6 Entire Agreement. This Agreement, all documents contemplated herein or required hereby, and the Confidentiality Agreement represent the entire Agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the subject matter hereof.

11.7 Governing Law. This Agreement and the rights of the parties hereto shall be construed, interpreted, subject to and governed in accordance with the laws of the state of Delaware, without reference to rules relating to conflicts of law.

11.8 Submission to Jurisdiction. Each party to this Agreement submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in any such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by dispute or action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

11.9 Attorneys’ Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

11.10 No Third Party Beneficiaries. Except as provided in Section 7.3, no Person other than the parties is an intended beneficiary of this Agreement or any portion hereof.

11.11 Disclosure Letters. The disclosures made on any disclosure letter, including the Target Disclosure Letter and the Parent Disclosure Letter, with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably evident from the face of the disclosure letter. The inclusion of any matter on any disclosure letter will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Target Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

11.12 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Parent and Target and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Target with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval of this Agreement by the stockholders of Parent, or Target, as applicable, there shall be no amendment or change to the provisions hereof unless permitted by the DGCL and the LLCA without further approval by the stockholders of Parent, or Target, as applicable.

11.13 Extensions, Waivers, Etc.

(a) At any time prior to the Effective Time, either party may extend the time for the performance of any of the obligations or acts of the other party;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) subject to the proviso of Section 11.12 waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Target in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

ENERGY PARTNERS, LTD.

By:	/s/ RICHARD A. BACHMANN
Name:	Richard A. Bachmann
Title:	Chairman and Chief Executive Officer

EPL ACQUISITION CORP. LLC

By:	/s/ RICHARD A. BACHMANN
Name:	Richard A. Bachmann
Title:	Chairman and Chief Executive Officer

STONE ENERGY CORPORATION

By:	/s/ DAVID H. WELCH
Name:	David H. Welch
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX B-1

E V E R C O R E  G R O U P  L.L.C.

June 14, 2006

Board of Directors

Energy Partners, Ltd.

201 St. Charles Avenue

Suite 3400

New Orleans, LA 70170

Members of the Board of Directors:

You have informed us that Energy Partners, Ltd. (“EPL” or the “Company) and EPL Acquisition Corp. LLC (the “Merger Sub”), a newly formed, wholly owned subsidiary of EPL, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Stone Energy Corporation (“SGY”), pursuant to which SGY will be merged with and into Merger Sub in a transaction (the “Merger”) in which each outstanding share of common stock, par value $0.01 per share, of SGY (the “SGY Shares”), other than SGY Shares held in SGY’s treasury or as to which dissenters rights have been properly perfected, will be converted into the right to receive, at the election of the holder and subject to certain limitations and proration procedures set forth in the Merger Agreement, either (i) cash in the amount of $51.00 without interest (the “Per Share Cash Consideration”) or (ii) that number of shares (“Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Merger Consideration”) of common stock, par value $0.01 per share, of EPL (“EPL Shares”) equal to the quotient determined by dividing $51.00 by the Market Price (as defined below) and rounding the result to the nearest 1/10,000 of a share (“the Exchange Ratio”); provided, however, that if such quotient is less than 2.066, the Exchange Ratio will be 2.066 and if such quotient is greater than 2.525, the Exchange Ratio will be 2.525. “Market Price” means the average of the closing prices of an EPL Share on the New York Stock Exchange, as reported by Bloomberg Financial Markets or such other source as the parties to the Merger Agreement agree in writing, for the 20 consecutive trading days immediately preceding the third New York Stock Exchange trading day before the closing of the transactions contemplated by the Merger Agreement. Under the Merger Agreement, the aggregate maximum amount of cash required to be paid by EPL in the Merger shall not exceed the Cash Consideration Cap (as defined in the Merger Agreement), and the aggregate maximum number of EPL Shares required to be issued in the Merger shall not exceed 35,024,151. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked us whether, in our opinion as of the date hereof, the Merger Consideration to be paid pursuant to the Merger is fair, from a financial point of view, to EPL.

In connection with rendering our opinion, we have, among other things:

(i)	Analyzed certain publicly available financial statements and other information relating to EPL and SGY;

(ii)	Analyzed certain internal financial statements and other financial and operating data, including reserve estimates, concerning EPL and SGY prepared by the respective managements of EPL and SGY;

(iii)	Analyzed certain financial projections prepared by the management of SGY (the “SGY Projections”) and an alternative version of the SGY Projections incorporating adjustments thereto made by the management of EPL (the “Adjusted SGY Projections”), and discussed with the management of EPL its assessments as to the relative likelihood of achieving the future financial results reflected in the SGY Projections and the Adjusted SGY Projections;

(iv)	Analyzed certain financial projections concerning EPL prepared by the management of EPL (the “EPL Projections”);

(v)	Reviewed the amount and timing of the cost savings and operating synergies estimated by EPL management to result from the Merger (the “Synergies”);

June 14, 2006

(vi)	Discussed the past and current operations and financial condition and the prospects of EPL and SGY with the respective management teams of EPL and SGY;

(vii)	Reviewed the reported prices and trading activity of the EPL Shares and the SGY Shares;

(viii)	Compared the financial performance of EPL and the prices and trading activity of the EPL Shares with that of certain other publicly-traded oil and gas exploration and production (“E&P”) companies and their securities;

(ix)	Compared the financial performance of SGY and the prices and trading activity of the SGY Shares with that of certain other E&P publicly-traded companies and their securities;

(x)	Reviewed the financial terms to the extent available of certain E&P transactions and compared the valuation multiples in those transactions to those contemplated by the Merger;

(xi)	Considered the pro forma financial impact to EPL of the Merger;

(xii)	Reviewed reserve reports relating to each of EPL and SGY prepared by independent petroleum engineers;

(xiii)	Reviewed a draft of the Agreement and Plan of Merger, dated June 14, 2006 (the “Draft Merger Agreement”); and

(xiv)	Performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

For purposes of our analysis and opinion, we have not assumed any responsibility for independently verifying the accuracy and completeness of the information reviewed by us or reviewed for us for purposes of this opinion. With respect to the SGY Projections, we have assumed that such financial projections were reasonably prepared by SGY on a basis reflecting the best currently available estimates and good faith judgments of SGY of the future competitive, operating and regulatory environments and related financial performance of SGY. With respect to the Adjusted SGY Projections and the EPL Projections, we have assumed that such financial projections have been reasonably prepared by EPL, and we have also assumed that Synergies are reasonably obtainable, in each case on bases reflecting the best currently available estimates and good faith judgments of EPL of the future competitive, operating and regulatory environments and related financial performance of each of EPL and SGY. We have further assumed that the Adjusted SGY Projections, the EPL Projections and the Synergies will be realized in the amounts and at the times indicated thereby and, based on the assessments of the management of EPL as to the relative likelihood of achieving the future financial results reflected in the Stone Projections and the Adjusted SGY Projections, we relied, at the direction of EPL, on the Adjusted SGY Projections for purposes of our opinion. We express no view as to the Stone Projections, the Adjusted SGY Projections or the EPL Projections or the assumptions on which they are based. We have neither made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of either EPL or SGY, including real estate assets, nor have we been furnished with any such appraisals (other than the reserve reports referred to above). With respect to the reserve estimates of EPL and SGY, whether contained in the reserve reports prepared by independent petroleum engineers referred to above or otherwise prepared by and provided to us by the respective managements of EPL and SGY, we have advised you that we are not experts in the engineering evaluation of oil and gas properties and, with your consent, have relied solely upon the respective engineered reserve reports as prepared by third-party consultants and internal reserve estimates of each of EPL and SGY. We have also assumed that all necessary governmental, regulatory or other consents and approvals that are required in connection with the Merger will be obtained without any adverse effect on EPL or SGY or on the expected benefits of the Merger in any way meaningful to our analysis. In

June 14, 2006

addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay, including among other things, the Merger will be treated as a tax-free reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended. Representatives of SGY have advised us that SGY currently is in the process of exercising a preference right to acquire oil and natural gas reserves in the Gulf of Mexico in two producing fields in which it has an existing ownership interest from BP Amoco for approximately $200 million, and we have assumed, at your direction, that such acquisition will be completed prior to the closing of the Merger. For purposes of our analysis and opinion, we have assumed that the Merger Agreement will not vary from the form of the Draft Merger Agreement reviewed by us in any manner that is material to our opinion. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information and Draft Merger Agreement made available to us as of the date hereof.

It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address EPL’s underlying business decision to effect the Merger and we express no opinion or recommendation as to how the stockholders of EPL should vote at the stockholders’ meeting to be held in connection with the Merger.

Additionally, we have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view of the Merger Consideration to be paid by EPL pursuant to the Merger. We express no opinion with respect to any election, proration or allocation procedures set forth in the Merger Agreement.

We are expressing no opinion herein as to the price at which the SGY Shares or the EPL Shares will trade at any future time.

We have acted as financial advisor to the Board of Directors of EPL in connection with the Merger and will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. William O. Hiltz, a Senior Managing Director of Evercore Group L.L.C., owns EPL Shares and is also a member of EPL’s Board of Directors.

It is understood that this letter is for the information and benefit of the Board of Directors of EPL in connection with its consideration of the Merger and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing EPL is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration to be paid by EPL pursuant to the Merger Agreement is fair, from a financial point of view, to EPL.

Very truly yours,

Evercore Group L.L.C.

By:	/s/ Tim LaLonde
Mr. Timothy G. LaLonde
Senior Managing Director

ANNEX B-2

Banc of America Securities LLC

June 14, 2006

Board of Directors

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, LA 70170

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Energy Partners, Ltd. (“Energy Partners”) of the consideration proposed to be paid by Energy Partners in connection with the proposed Merger (as defined below). Pursuant to the terms of the proposed Agreement and Plan of Merger (the “Agreement”), among Stone Energy Corporation ( “Stone”), Energy Partners and EPL Acquisition Corp. LLC, a wholly owned subsidiary of Energy Partners (“Acquisition Sub”), Stone will be merged with and into Acquisition Sub (the “Merger”), with Acquisition Sub continuing as the surviving corporation in the Merger and each outstanding share of the common stock, par value $0.01 per share, of Stone (“Stone Common Stock”), will be converted, at the election of the holder thereof and subject to certain proration and allocation procedures set forth in the Agreement, into the right to receive (i) a number of shares (the “Per Share Stock Consideration”) of common stock, par value $0.01 per share, of Energy Partners (“Energy Partners Common Stock”), equal to the quotient determined by dividing $51.00 by the average of the closing prices of the Energy Partners Common Stock on the New York Stock Exchange for the 20 consecutive trading days immediately preceding the third trading day before the closing of the Merger and rounding the result to the nearest 1/10,000 of a share (the “Exchange Ratio”), provided, however, that if such quotient is less than 2.066, the Exchange Ratio will be 2.066 and if such quotient is greater than 2.525, the Exchange Ratio will be 2.525, or (ii) $51.00 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set out in the Agreement.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of Stone and Energy Partners, respectively;

(ii)	reviewed certain internal financial statements and other business, financial and operating data concerning Stone and Energy Partners, respectively;

(iii)	reviewed certain financial forecasts related to Stone prepared by the management of Stone (the “Stone Forecasts”) and an alternative version of the Stone Forecasts incorporating adjustments thereto made by the management of Energy Partners (the “Adjusted Stone Forecasts”), and discussed with the management of Energy Partners its assessments as to the relative likelihood of achieving the future financial results reflected in the Stone Forecasts and the Adjusted Stone Forecasts;

(iv)	reviewed certain financial forecasts related to Energy Partners prepared by the management of Energy Partners, including internal projected reserve information for Energy Partners’ probable and possible oil and gas reserves (the “Energy Partners Forecasts”);

(v)	discussed the past and current operations, financial condition and prospects of Stone with senior executives of Stone and discussed the past and current operations, financial condition and prospects of Stone and Energy Partners with senior executives of Energy Partners;

(vi)	reviewed and discussed with senior executives of Energy Partners information relating to certain cost savings anticipated by the management of Energy Partners to result from the Merger (the “Cost Savings”);

(vii)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Energy Partners, including the potential effect on Energy Partners’ earnings per share;

(viii)	reviewed the reported prices and trading activity for Stone Common Stock and Energy Partners Common Stock;

Board of Directors

Energy Partners, Ltd.

June 14, 2006

(ix)	compared the financial performance of Stone and Energy Partners and the prices and trading activity of Stone Common Stock and Energy Partners Common Stock with that of certain other publicly traded companies we deemed relevant;

(x)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xi)	participated in discussions and negotiations among representatives of Stone and Energy Partners and their respective advisors;

(xii)	reviewed the June 14, 2006 draft of the Agreement (the “Draft Agreement”);

(xiii)	reviewed a 2005 year end report prepared by Stone for certain of Stone’s proved oil and gas reserves and a 2005 year end reserve report prepared by independent reserve engineers retained by Stone for certain of Stone’s other proved oil and gas reserves;

(xiv)	reviewed 2005 year end reserve reports prepared by independent reserve engineers retained by Energy Partners for Energy Partners’ proved oil and gas reserves; and

(xv)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the Stone Forecasts, we have assumed, upon the advice of Stone, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stone as to the future financial performance of Stone. With respect to the Adjusted Stone Forecasts, the Energy Partners Forecasts and the Cost Savings, we have assumed, at the direction of Energy Partners, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Energy Partners as to the future financial performance of Stone and Energy Partners and the other matters covered thereby and, based on the assessments of the management of Energy Partners as to the relative likelihood of achieving the future financial results reflected in the Stone Forecasts and the Adjusted Stone Forecasts, we have relied, at the direction of Energy Partners, on the Adjusted Stone Forecasts for purposes our opinion. We also have relied, at the direction of Energy Partners, on the assessments of the management of Energy Partners as to Energy Partners’ ability to achieve the Cost Savings and we have assumed, at the direction of Energy Partners, that such Cost Savings will be realized in the amounts and at the times projected. We have not made any independent valuation or appraisal of the assets or liabilities of either Energy Partners or Stone, nor have we been furnished with any such valuations or appraisals (other than the reports described in items (xiii) and (xiv) above, which we have reviewed and relied upon without independent verification for purposes of this opinion). Representatives of Stone have advised us that Stone currently is in the process of exercising a preference right to acquire approximately 57.8 billion cubic feet of natural gas equivalent of reserves in the Gulf of Mexico in two producing fields in which it has an existing ownership interest for approximately $200 million (the “Amberjack Acquisition”), and we have assumed, at your direction, that such Amberjack Acquisition will be consummated prior to the closing of the Merger in accordance with the terms and conditions described to us. We also have assumed, with your consent, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us, and that the Merger will be consummated as provided in the Draft Agreement, with full satisfaction of all, and without waiver of any, material covenants and conditions set forth in the Draft Agreement. We further have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for consummation of the Merger will be obtained without any adverse effect on Energy Partners, Stone or the contemplated benefits of the Merger.

Board of Directors

Energy Partners, Ltd.

June 14, 2006

We express no view or opinion as to any terms, aspects or implications of the Merger or related transactions (other than the consideration to paid in the Merger to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any election, proration or allocation procedures set forth in the Agreement. In addition, no opinion is expressed as to the relative merits of the Merger in comparison to other transactions available to Energy Partners or in which Energy Partners might engage or as to whether any transaction might be more favorable to Energy Partners as an alternative to the Merger, nor are we expressing any opinion as to the underlying business decision of the Board of Directors of Energy Partners to proceed with or effect the Merger or related transactions. We are not expressing any opinion as to what the value of Energy Partners Common Stock actually will be when issued pursuant to the Merger or the prices at which Energy Partners Common Stock or Stone Common Stock will trade at any time.

We have acted as financial advisor to the Board of Directors of Energy Partners in connection with the Merger and will receive a fee for such services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon the consummation of the Merger. We or our affiliates have provided, currently are providing, and in the future may provide, financial advisory and financing services to Energy Partners and Stone, for which services we have received or would expect to receive fees, including (i) acting as sole arranger and book runner for the financing for the Merger, which is anticipated by Energy Partners to include (a) $600 million in senior secured credit facilities of Energy Partners, (b) $700 million in a senior second lien term facility of Energy Partners, and (c) $730.0 million in gross proceeds from the issuance and sale by Energy Partners of senior unsecured notes, or, alternatively, $730.0 million of senior unsecured bridge loans under a bridge facility for the purpose of financing in part the Merger, (ii) acting as sole manager for Stone’s senior notes offering anticipated to be undertaken in connection with the Amberjack Acquisition, (iii) having acted as sole book runner on a debt offering for Stone, (iv) having acted as agent bank and lender for a retired revolving credit facility of Stone, and (v) acting as lead arranger, agent bank and lender for an existing revolving credit facility of Stone which we understand may be refinanced by Energy Partners in connection with the Merger. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or loans of Energy Partners and Stone for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of Energy Partners in connection with and for the purposes of its evaluation of the Merger. In addition, we express no opinion or recommendation as to how the stockholders of Energy Partners should vote or act in connection with the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid by Energy Partners in the proposed Merger is fair, from a financial point of view, to Energy Partners.

Very truly yours,

/s/    BANC OF AMERICA SECURITIES LLC

ANNEX C

Jefferies & Company, Inc.

June 17, 2006

Board of Directors

Stone Energy Corporation

1625 East Kaliste Saloom Road

Lafayette, Louisiana 70508

Members of the Board:

You have asked us to deliver to you our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share, of Stone Energy Corporation (“you” or the “Company”) of the Merger Consideration (as defined below) contemplated by the terms of an Agreement and Plan of Merger (together with the schedules and exhibits attached thereto, the “Agreement”) by and among the Company, Energy Partners, Ltd. (“EPL”) and EPL Acquisition Corp. LLC, a wholly owned subsidiary of EPL (“Acquisition Sub”). The Agreement provides, among other things, that the Company will be merged with and into Acquisition Sub pursuant to a transaction (the “Merger”) in which each outstanding share of the Company’s common stock will be converted pursuant to the terms of the Agreement into the right to receive the Merger Consideration (as defined in the Agreement).

As more fully described in the Agreement, each share of Company common stock would be converted into the right to receive, at the election of the holder: (i) $51.00 in cash, or (ii) shares of EPL common stock equivalent to the ratio determined by dividing $51.00 by the Market Price of shares of EPL common stock (the “Exchange Ratio”). The election of cash or stock would be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.5 million attributable to cash payments to cancel stock options) and a limit on the total number of shares of EPL common stock to be issued of approximately 35 million. The Exchange Ratio is subject to a collar mechanism so that if the quotient is less than 2.066, the Exchange Ratio will be 2.066, and if the quotient is greater than 2.525, the Exchange Ratio will be 2.525. For purposes of calculating the Exchange Ratio, “Market Price” is the average closing price per share of EPL common stock on the New York Stock Exchange (“NYSE”) for the 20 NYSE trading days preceding the third NYSE trading day prior to the date the Merger becomes effective.

Jefferies & Company, Inc. (“Jefferies”), as part of our investment banking business, is regularly engaged in the evaluation of capital structures, valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We were retained pursuant to an engagement agreement dated April 6, 2006 (as amended by letter agreement of even date herewith, the “Engagement Letter”), to act as financial advisor to the Company in connection with possible transactions involving the Company. Pursuant to the terms of the Engagement Letter, we assisted the Company in soliciting expressions of interest in the Company from parties potentially interested in a transaction with the Company. As a result of that process, the Company entered into an agreement and plan of merger (the “Plains Merger Agreement”) with Plains Exploration & Production Company (“Plains”) on April 23, 2006. On that date, we issued our opinion to you that the exchange ratio contemplated by the Plains Merger Agreement was, on that date, fair, from a financial point of view, to the holders of Company common stock other than Plains and its affiliates, and we received a fee for issuing that opinion.

In accordance with Section 7.2 of the Plains Merger Agreement, the Company and EPL have been discussing a possible transaction, and we have assisted the Company in connection with those discussions. We will receive a fee from the Company in connection with the financial advisory services we have provided pursuant to the Engagement Letter, including a significant portion of which is contingent upon the completion of a transaction such as the Merger involving the Company. We will receive a separate fee from the Company for rendering this opinion. This fee is not contingent upon the completion of the Merger.

Board of Directors

Stone Energy Corporation

June 17, 2006

In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we have provided investment banking and financial advisory services to the Company unrelated to the Merger for which we have received compensation, and we may, in the future, provide investment banking and financial advisory services to EPL for which we would expect to receive compensation. In the ordinary course of our business, we and our affiliates may publish research reports regarding the securities of the Company or EPL or any of their respective affiliates, and may actively trade or hold securities of the Company or EPL for our own accounts and for the accounts of our customers and, accordingly, may at any time hold long or short positions in any of those securities.

In connection with this opinion, we have, among other things:

(i)	Reviewed a counterpart of the Agreement dated June 15, 2006 that had been executed by EPL and Acquisition Sub and delivered to the Company, participated in a limited manner in certain negotiations concerning the Merger among representatives of the Company and EPL and discussed with the officers of the Company the status of other negotiations with EPL;

(ii)	Reviewed certain financial and other information about the Company and EPL that was publicly available and that we deemed relevant;

(iii)	Reviewed certain internal financial and operating information, including financial projections relating to the Company that were provided to us by the Company, taking into account (a) the growth prospects of the Company, (b) the Company’s historical and current fiscal year financial performance and track record of meeting its forecasts, and (c) the Company’s forecasts going forward and its ability to meet them;

(iv)	Reviewed the corporate budget of EPL;

(v)	Met with the Company’s and EPL’s managements regarding the business prospects, litigation and regulatory proceedings, financial outlook and operating plans of the Company and EPL, respectively, and held discussions concerning the impact on the Company and EPL and their prospects of the economy and the conditions in the oil and gas industry;

(vi)	Reviewed the respective market prices and valuation multiples for the Company common stock and EPL common stock;

(vii)	Considered the risks associated with debt financing for the Cash Consideration;

(viii)	Compared the valuation in the public market of companies we deemed similar to that of the Company in market, industry sector, and size;

(ix)	Reviewed public information concerning the financial terms of certain recent transactions that we deemed comparable to the Merger;

(x)	Performed a discounted cash flow analysis to analyze the present value of the future cash flow streams that the Company has indicated it expects to generate;

(xi)	Reviewed certain proved oil and gas reserve data furnished to us by the Company and EPL, including the 2005 year end reserve report for each of the Company and EPL prepared by independent reserve engineers, as well as internal projected reserve information of the Company and EPL furnished to us by the Company and EPL, respectively;

(xii)	Reviewed the commitment letter dated June 14, 2006 from Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. and participated in discussions with EPL’s management and financial advisors regarding the terms of such financing commitment.

Board of Directors

Stone Energy Corporation

June 17, 2006

In addition to the foregoing, we performed such other studies, analyses, and investigations and considered such other financial, economic and market criteria as we considered appropriate in arriving at our opinion. Our studies, analyses and investigations must be considered as a whole. Considering only some of these studies, analyses, investigations or factors (or any portion of any of these matters), without considering all studies, analyses, investigations and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein.

In rendering this opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of all of the financial information, forecasts and other information provided to or otherwise made available to us by the Company or EPL or that was publicly available to us, and have not attempted to independently verify any of such information, nor have we assumed any responsibility for doing so. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects. With respect to the oil and gas reserve reports, hydrocarbon production forecasts and financial projections provided to and examined by us or discussed with us by the Company and EPL, we note that projecting future results of any company is inherently subject to uncertainty. The Company and EPL have informed us, however, and we have assumed with your permission, that such reports, forecasts and financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company or EPL, as applicable, with respect to the expected future financial performance of the Company or EPL, and of their respective petroleum engineers, as to their respective oil and gas reserves, related future revenues and associated costs. With respect to EPL’s projections in particular, we relied on the accuracy of EPL’s 2006 projections prepared by EPL’s management and EPL’s reserve reports to compile EPL projections for 2007 and 2008 based on comparable operating and financial assumptions derived from the 2006 projections. We have discussed these assumptions with EPL’s management, and EPL’s management confirmed that the assumptions were reasonable. We express no opinion as to the Company’s or EPL’s oil and gas reserves, related future revenue, financial projections or the assumptions upon which they are based. In addition, in rendering this opinion, we have assumed that the Company will perform in accordance with such financial projections for all periods specified therein. Such projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed. However, changes to such projections could affect the opinion rendered herein.

We have assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the most recent financial statements made available to us. In addition, we (i) have not conducted a physical inspection of the properties and facilities of the Company or EPL or been furnished any reports of any such physical inspections, (ii) have not made or obtained or been furnished with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or EPL (other than the reserve reports referred to herein), (iii) we do not assume any responsibility for obtaining any such evaluations, appraisals or inspections for the Company or EPL, and (iv) have not evaluated the solvency or fair value of the Company or EPL under any state or federal laws relating to bankruptcy, insolvency or similar matters.

We have, with your permission, relied on advice of the Company’s legal counsel and independent accountants as to all legal, tax and financial reporting matters with respect to the Company and the Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, and all other applicable federal and provincial statues, rules and regulations and that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have further assumed, with your permission, that (i) the final form of the Agreement will be substantially similar to the last draft reviewed by us, (ii) the Merger will be consummated in accordance with the

Board of Directors

Stone Energy Corporation

June 17, 2006

terms described in the Agreement, without any amendments thereto, and without waiver by the Company of any of the conditions to EPL’s obligations, (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which the Company or EPL or any of their respective subsidiaries or affiliates is a party, (iv) in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger and (v) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its consolidated financial statements provided to us by the Company.

This opinion is for the benefit and use of the Board of Directors of the Company and may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger or any matter related thereto. This opinion addresses the fairness, from a financial point of view, of the aggregate Merger Consideration to be paid to the Company’s stockholders as a whole (other than EPL and its affiliates). Therefore, this opinion does not address the election that holders of Company common stock may make with respect to Merger Consideration or the limits or procedures relating thereto, and does not constitute a recommendation as to how any holder of Company common stock should elect. Furthermore, we are not expressing any opinion as to the tax consequences of the Merger to any holder of Company common stock.

This opinion does not address the merits of the decision of the Board of Directors or the Company to enter into the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Board of Directors or the Company to engage in the Merger. Further, this opinion addresses only the fairness as of the date hereof of the Merger Consideration from a financial point of view to the holders of Company common stock other than EPL and its affiliates, and does not address any other aspect of the Merger or Agreement. This opinion is based on the economic, market and other conditions as they exist and as evaluated on the date hereof, and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion after the date hereof. We are not expressing any opinion herein as to the prices that the Company common stock or EPL common stock will trade following the announcement or consummation of the Merger.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Merger Consideration is fair, from a financial point of view, to the holders of Company common stock other than EPL and its affiliates.

Very truly yours,

/s/ JEFFERIES & COMPANY, INC.

ANNEX D

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

ENERGY PARTNERS, LTD.

Energy Partners, Ltd. (the “Corporation”), a corporation organized under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the Board of Directors of the Corporation, in accordance with Section 242 of the DGCL, duly adopted resolutions setting forth the following amendment to the Restated Certificate of Incorporation of the Corporation, declaring the amendment to be advisable and calling for the submission of the proposed amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Section 4.A(i) of the Restated Certificate of Incorporation be amended to read as follows:

“(i) One hundred fifty million (150,000,000) shares of Common Stock, par value $0.01 per share (“Common Stock”), and”.

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, the stockholders of the Corporation took action by a special meeting of stockholders in accordance with the Restated Certificate of Incorporation of the Corporation, the Bylaws of the Corporation and Section 211 of the DGCL, pursuant to which the necessary number of shares was voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

ANNEX E

ENERGY PARTNERS, LTD.

AMENDED AND RESTATED 2006 LONG TERM STOCK INCENTIVE PLAN

1. Purposes.

The purposes of the Amended and Restated 2006 Long Term Stock Incentive Plan are to advance the interests of Energy Partners, Ltd. and its stockholders by providing a means to attract, retain, and motivate employees of the Company, its subsidiaries and affiliates upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Affiliate” means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(b) “Award” means any Option, SAR, Performance Share, Performance Unit, Restricted Share, Restricted Share Unit, Dividend Equivalent or Other Share-Based Award granted to an Eligible Person under the Plan.

(c) “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award.

(d) “Beneficiary” means the person, persons, trust or trusts which have been designated by the Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) “Board” means the Board of Directors of the Company.

(f) “Code” means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(g) “Committee” means the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, to the extent applicable, (ii) an “outside director” within the meaning of Section 162(m) of the Code, to the extent applicable and (iii) independent under the rules of the principal stock exchange on which the Shares are listed; provided, further, that the mere fact that the Committee shall fail to qualify under any of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

(h) “Company” means Energy Partners, Ltd., a corporation organized under the laws of Delaware, or any successor corporation.

(i) “Dividend Equivalent” means a right, granted under Section 5(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

(j) “Effective Date” means May 4, 2006, which is the date on which the Plan was approved by the Company’s stockholders.

(k) “Eligible Person” means an employee of the Company, a Subsidiary or an Affiliate, including any director who is an employee, or a consultant to the Company, a Subsidiary or an Affiliate. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee or consultant in connection with his or her hiring or retention prior to the date the employee or consultant first performs services for the Company, a Subsidiary or an Affiliate; provided, however, that any such Award shall not become vested or exercisable prior to the date the employee or consultant first performs such services.

(l) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

(m) “Fair Market Value” means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the Fair Market Value of a Share shall mean the closing price of the Share on the date on which it is to be valued hereunder (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange on which the Shares are traded, as such prices are officially quoted on such exchange.

(n) “ISO” means any option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(o) “NQSO” means any Option that is not an ISO.

(p) “Option” means a right, granted under Section 5(b), to purchase Shares.

(q) “Other Share-Based Award” means a right, granted under Section 5(h), that relates to or is valued by reference to Shares.

(r) “Participant” means an Eligible Person who has been granted an Award under the Plan.

(s) “Performance Share” means a performance share granted under Section 5(d).

(t) “Performance Unit” means a performance unit granted under Section 5(d).

(u) “Plan” means this Amended and Restated 2006 Long Term Stock Incentive Plan.

(v) “Prior Plan” means the Energy Partners Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan.

(w) “Prior Plan Award” means an award under the Prior Plan which remains outstanding after the Effective Date.

(x) “Restricted Shares” means an Award of Shares under Section 5(e) that may be subject to certain restrictions and to a risk of forfeiture.

(y) “Restricted Share Unit” means a right, granted under Section 5(f), to receive Shares or cash at the end of a specified deferral period.

(z) “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(aa) “SAR” or “Share Appreciation Right” means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares or property as specified in the Award or determined by the Committee.

(bb) “Shares” means common stock, par value $0.01 per share, of the Company, and such other securities as may be substituted for Shares pursuant to Section 4(c) hereof.

(cc) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(dd) “Termination of Service” means the termination of the Participant’s employment or consulting services with the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by a Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the Participant does not immediately thereafter become an employee of, or a consultant to, the Company, another Subsidiary of the Company or an Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

3. Administration.

(a) Authority of the Committee. The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select Eligible Persons to whom Awards may be granted;

(ii) to designate Affiliates;

(iii) to determine the type or types of Awards to be granted to each Eligible Person;

(iv) to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

(vii) to determine whether, to what extent, and under what circumstances any cash, Shares, other Awards, or other property payable on a deferred basis will be adjusted for interest or earnings equivalents and, if so, the basis for determining such equivalents;

(viii) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(ix) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(x) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(xi) to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable; and

(xii) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b) Manner of Exercise of Committee Authority. The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under the Plan from or through any Eligible Person, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company’s independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d) Limitation on Committee’s Discretion under IRC Section 162(m). Anything in this Plan to the contrary notwithstanding, in the case of any Award which is intended to qualify as “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code, unless the Award Agreement specifically provides otherwise, the Committee shall have no discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as such performance-based compensation.

(e) Limitation on Committee’s Authority under IRC Section 409A. Anything in this Plan to the contrary notwithstanding, the Committee’s authority to modify outstanding Awards shall be limited to the extent necessary so that the existence of such authority does not (i) cause an Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code or (ii) cause an Award that is otherwise deferred compensation subject to Section 409A of the Code to fail to meet the requirements prescribed by Section 409A of the Code.

(f) Quorum, Acts of Committee. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be acts of the Committee.

(g) No Option or SAR Repricing Without Shareholder Approval. Except as provided in the first sentence of Section 4(e) hereof relating to certain antidilution adjustments, unless the approval of stockholders of the Company is obtained, (i) Options and SARs issued under the Plan shall not be amended to lower their exercise price, (ii) Options and SARs issued under the Plan will not be exchanged for other Options or SARs with lower exercise prices, and (iii) Options and SARs issued under the Plan with an exercise price per Share in excess of the then Fair Market Value of a Share shall not be exchanged for cash or another Award.

4. Shares Subject to the Plan.

(a) Subject to adjustment as provided in Section 4(e) hereof and as provided below, the total number of Shares reserved for grant in connection with Awards under the Plan shall be 5,000,000 plus such number of

Shares as may be available for grant under the Prior Plan on the Effective Date. No Award may be granted under the Plan if the number of Shares to which such Award relates, when added to the number of Shares previously granted under the Plan, exceeds the number of Shares reserved under the preceding sentence. If any Awards under the Plan or any Prior Plan Award are forfeited, canceled, terminated, exchanged or surrendered or such Award under the Plan or any Prior Plan Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award under the Plan or any Prior Plan Award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. No additional grants shall be made under the Prior Plan on or after the Effective Date.

(b) Any shares granted as Options or SARs shall be counted against the number of Shares reserved and available in Section 4(a) above as one (1) Share for each one (1) Share granted, regardless of the number of actual Shares issued in settlement of SARs at the time of exercise. Any Shares granted as Awards other than Options or SARs shall be counted against this number as one and one-half (1.5) Shares for every one (1) Share granted.

(c) Awards granted by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines shall not reduce the Shares authorized for grant under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors prior to such acquisition or combination.

(d) Subject to adjustment as provided in Section 4(e) hereof, (i) the maximum number of Shares with respect to which Options or SARs may be granted during any 36 consecutive month period to any Eligible Person under this Plan shall be 1,000,000 Shares, (ii) the maximum number of Shares reserved for issuance in connection with ISOs shall be limited to 5,000,000 Shares, (iii) with respect to Share-based Awards other than Stock Options and SARs intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code, the maximum number of Shares that may be granted during any 36 consecutive month period to any Eligible Person under this Plan shall be 1,000,000 Shares or the equivalent thereof, and (iv) with respect to Performance Shares, Performance Units, Restricted Shares, Restricted Share Units and Other Share-Based Awards not meeting the vesting requirements set forth below (but disregarding for this purpose any Awards made at the election of an Eligible Person in lieu of all or any portion of such Eligible Person’s cash bonus), the maximum number of Shares available for issuance in connection with any such Awards shall be limited to 5% of the total number of Shares reserved for grant under the Plan pursuant to Section 4(a) hereof (determined without regard to Section 4(b) hereof). The vesting requirements referenced in clause (iv) of the preceding sentence shall be as follows: (A) in the case of Performance Shares, Performance Units, and Restricted Shares, Restricted Share Units and Other Share-Based Awards that are performance-based, the Award may not vest prior to the expiration of one year following the date of grant (except as provided in (C) below), (B) in the case of Restricted Shares, Restricted Share Units and Other Share-Based Awards that are not performance-based, the Award may not vest more rapidly than ratably over the three-year period beginning on the date of grant (except as provided in (C) below), and (C) the Committee may provide (at the date of grant or thereafter) for vesting earlier than as provided in (A) or (B) above, whichever is applicable, only in the event of death, disability, retirement or a change of control of the Company.

(e) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and shall, in such manner as it may deem equitable, (i) adjust any or all of (x) the number and kind of shares which may thereafter be issued under the Plan, (y) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (z) the exercise price, grant price or purchase price relating to any Award, or (ii) provide for a distribution of cash or property in respect of any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise; and provided further, that no adjustment shall be made pursuant to this Section 4(e) that causes any Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles; provided, however, that, in the case of an Award which is intended to qualify as “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code, such authority shall be subject to Section 3(d) hereof.

(f) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

5. Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of termination of employment by the Eligible Person.

(b) Options. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i) Exercise Price. The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per share of an Option shall not be less than the Fair Market Value of a Share on the date of grant of the Option. The Committee may, without limitation, set an exercise price that is based upon achievement of performance criteria if deemed appropriate by the Committee.

(ii) Option Term. The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option, except in the event of death or disability.

(iii) Time and Method of Exercise. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment (including, without limitation, cash, Shares, notes or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons.

(iv) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. ISOs may only be granted to employees of the Company or a Subsidiary.

(c) SARs. The Committee is authorized to grant SARs (Share Appreciation Rights) to Eligible Persons on the following terms and conditions:

(i) Right to Payment. A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise over (2) the exercise price per Share of the SAR, as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant of the SAR and, in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

(ii) Other Terms. The Committee shall determine, at the time of grant, the time or times at which a SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR except in the event of death or disability), the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter (but a tandem SAR may be granted after the grant date of the related NQSO only if the grant of the tandem SAR would not cause the related option to constitute deferred compensation subject to Section 409A of the Code) and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d) Performance Shares and Performance Units. The Committee is authorized to grant Performance Shares and Performance Units to Eligible Persons on the following terms and conditions:

(i) Performance Period and Criteria. The Committee shall determine a performance period (the “Performance Period”) of one or more years or other periods and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon one or more of the performance criteria set forth in Section 7(a)(ii) hereof as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

(ii) Award Value. At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

(iii) Significant Events. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective; provided, however, that, in the case of an Award which is intended to qualify as “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code, such authority shall be subject to Section 3(d) hereof.

(iv) Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable Performance Period, Performance Shares and Performance Units for which the Performance Period was prescribed shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares and Performance Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Units.

(v) Payment. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

(e) Restricted Shares. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i) Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

(ii) Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends (and any accrued but unpaid interest or earnings equivalents thereon) that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii) Certificates for Shares. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

(iv) Dividends. Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred (with or without the crediting of interest or earnings equivalents thereon as determined by the Committee) for payment to such date as determined by the Committee, in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends; provided, however, that any such dividends (and any interest or earnings equivalents credited thereon) shall be subject to forfeiture upon such conditions, if any, as the Committee may specify. Unless otherwise determined by the Committee, Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(f) Restricted Share Units. The Committee is authorized to grant Restricted Share Units to Eligible Persons on the following terms and conditions:

(i) Award and Restrictions. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) Forfeiture. Except as otherwise determined by the Committee at date of grant or thereafter, upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

(iii) Dividend Equivalents. Unless otherwise determined by the Committee at date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Share Unit shall be either (A) paid with respect to such Restricted Share Unit at the dividend payment date in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Share Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Share Units or other Awards, as the Committee shall determine or permit the Participant to elect.

(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of any underlying Awards to which they relate.

(h) Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a “bonus” and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(h).

6. Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or as of a different time from the grant of such other Awards or awards. The per Share exercise price of any Option, or grant price of any SAR, which is granted in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b) Terms of Awards. The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee (subject to the term restrictions for options and SARs set forth in Sections 5(b) and 5(c), respectively).

(c) Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest or earnings equivalents to be credited with respect to such payments, and the Committee may require deferral of payment under an Award if, in the sole judgment of the Committee, it may be necessary in order to avoid nondeductibility of the payment under Section 162(m) of the Code.

(d) Nontransferability. Unless otherwise set forth by the Committee in an Award Agreement, Awards shall not be transferable by an Eligible Person except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of an Eligible Person only by such Eligible Person or his or her guardian or legal representative. In no event, however, may any transfer of an Award be made for consideration. An Eligible Person’s rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Person’s creditors.

7. Performance Awards.

(a) Performance Awards Granted to Covered Employees. If the Committee determines that an Award (other than an Option or SAR) to be granted to an Eligible Person should qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, the grant, vesting, exercise and/or settlement of such Award (each, a “Performance Award”) shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 7(a).

(i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(a). The performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Treasury Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that such Performance Awards shall be granted, vested, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, vesting, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) Business Criteria. One or more of the following business criteria for the Company and/or for specified Subsidiaries or Affiliates or divisions or other business units or lines of business of the Company shall be used by the Committee in establishing performance goals for such Performance Awards: (1) total stockholder return, (2) earnings, (3) earnings per share, (4) reserve replacement, which may include acquisitions, (5) increase in value of proved reserves and other reserve-based measures, (6) operating income, (7) net income, (8) pro forma net income, (9) return on stockholders’ equity, (10) return on designated assets, (11) net asset value, (12) economic value added, (13) revenues, (14) expenses, (15) operating profit margin, (16) operating cash flow, (17) cash flow per share, (18) production growth, (19) finding and development costs, which may include results from acquisitions, (20) lease operating expense per barrel of oil equivalent, which may be adjusted for inflation, (21) stock price performance, (22) return on investment, and (23) net profit margin. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

(iii) Performance Period; Timing for Establishing Performance Goals; Per-Person Limit. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period, as specified by the Committee. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such Performance Award or (B) the date on which 25% of such performance period has elapsed. In all cases, the maximum Performance Award of any Participant shall be subject to the limitation set forth in Section 4(b) or 7(a)(v), as applicable.

(iv) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Shares, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to the Participant in respect of a Performance Award subject to this Section 7(a). Any settlement which changes the form of payment from that originally specified shall be implemented in a manner such that the Performance Award and other related Awards do not, solely for that reason, fail to qualify as “ performance-based compensation” for purposes of Section 162(m) of the Code. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of Termination of Service of the Participant or other event (including a Change of Control) prior to the end of a performance period or settlement of such Performance Awards.

(v) Maximum Annual Cash Award. The maximum amount payable upon settlement of a cash-based Performance Award granted under this Plan for any calendar year to any Eligible Person shall not exceed $5,000,000.

(b) Written Determinations. Determinations by the Committee as to the establishment of performance goals for Performance Awards, the amount potentially payable in respect of Performance Awards, the level of actual achievement of the specified performance goals relating to Performance Awards and the amount of any final Performance Award shall be recorded in writing. Specifically, the Committee shall certify in writing, in a manner conforming to applicable regulations under Section 162(m) of the Code, prior to settlement of each such Award, that the performance objective relating to the Performance Award and other material terms of the Award upon which settlement of the Award was conditioned have been satisfied.

8. Change of Control Provisions.

The Committee may include in Awards under the Plan provisions governing the effect of a Change of Control of the Company (as defined by the Committee in the Award) on the Award, which effect may occur by reason of the Change of Control alone or may require also the occurrence of another event (such as a termination of employment under specified circumstances).

9. General Provisions.

(a) Compliance with Legal and Trading Requirements. The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any stock exchange and any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or any required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b) No Right to Continued Employment or Service. Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee’s, consultant’s or director’s employment or service at any time.

(c) Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person’s tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable federal, state and local law.

(d) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of stockholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company’s stockholders (i) to the extent such stockholder approval is required under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, (ii) to the extent stockholder approval is required by Section 3(g), (iii) as it applies to ISOs, to the extent such stockholder approval is required under Section 422 of the Code or (iv) as it applies to Awards intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code, to the extent such stockholder approval is required to preserve the qualification of the Award as performance-based compensation; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her.

(e) No Rights to Awards; No Shareholder Rights. No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. No Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f) Unfunded Status of Awards. The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) Not Compensation for Benefit Plans. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants or directors unless the Company shall determine otherwise.

(i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of Delaware without giving effect to principles of conflict of laws.

(k) Effective Date; Plan Termination. The Plan shall become effective as of the Effective Date. The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

(l) IRC Section 409A. It is intended that the Plan and Awards issued thereunder will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder) to the extent the Awards are subject thereto, and the Plan and such Awards shall be interpreted on a basis consistent with such intent. The Plan and any Award Agreements issued thereunder may be amended in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with Section 409A of the Code.

(m) Foreign Employees. The Committee may grant Awards to Eligible Persons who are foreign nationals, who are located outside the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(n) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

ANNEX F

DELAWARE CODE ANNOTATED

8 DEL C. SEC. 262

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the

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effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The discussion below summarizes the material indemnification provisions of EPL’s certificate of incorporation and bylaws and Section 145 of the Delaware General Corporation Law.

EPL’s certificate of incorporation provides that EPL must indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any threatened, pending or contemplated action, suit or proceeding (whether civil, criminal, administrative, arbitrative or investigative) any appeal in such action, suit or proceeding and any inquiry or investigation that could lead to such action, suit or proceeding by reason of fact that he is or was one of EPL’s directors or officers or by reason of the fact that such director or officer, at EPL’s request, is or was serving as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of an enterprise. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of EPL’s certificate of incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

Additionally, EPL’s certificate of incorporation and bylaws provide for mandatory indemnification of EPL’s officers and directors to at least the extent specifically allowed by Section 145 of the DGCL. However, under EPL certificate of incorporation, except for proceedings to enforce right to indemnification, EPL is not required to indemnify anyone (including his heirs, executors or representatives) in connection with any action, suit or proceeding initiated by such person unless it was authorized by or consented to the EPL’s board. EPL’s bylaws follow the language of Section 145 of the DGCL; however, the advancement of expenses by EPL does not extend to administrative or investigative actions, suits and proceedings.

Pursuant to Section 145 of the DGCL, EPL generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, EPL’s best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both costs actions in such person’s official capacity and as to action in another capacity while holding such office. EPL also has the power to purchase and maintain insurance for such directors and officers.

The merger agreement provides that, for six years after the effective time of the merger, EPL merger subsidiary will indemnify the present and former officers and directors of Stone and its subsidiaries from liabilities actually and reasonably incurred by them arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or EPL’s certificate of incorporation, bylaws. In addition, EPL will maintain Stone’s directors’ and officers’ insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time.

ITEM 21. EXHIBITS

Exhibit Number		Title
2.1	—	Agreement and Plan of Merger, dated as of June 22, 2006, by and among Energy Partners, Ltd., EPL Acquisition Corp. LLC and Stone Energy Corporation, included in Part I as Annex A to the proxy statement/prospectus that is a part of this Registration Statement*
5.1		Opinion of Cahill Gordon & Reindel LLP**
8.1		Opinion of Cahill Gordon & Reindel LLP regarding tax matters**
8.2		Opinion of Vinson & Elkins L.L.P. regarding tax matters**
23.1		Consent of Cahill Gordon & Reindel LLP (to be included in the opinions filed as Exhibit 5.1 and 8.1 to this Registration Statement)
23.2		Consent of Vinson & Elkins L.L.P. (to be included in the opinion filed as Exhibit 8.2 to this Registration Statement)
23.3	—	Consent of KPMG LLP, independent registered public accounting firm for Energy Partners, Ltd.
23.4	—	Consent of Ernst & Young LLP, independent registered public accounting firm for Stone Energy Corporation
23.5	—	Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists for Energy Partners, Ltd.
23.6	—	Consent of Ryder Scott Company, L.P., independent petroleum engineers and geologists for Energy Partners, Ltd.
23.7	—	Consent of Netherland, Sewell & Associates, Inc,. independent petroleum engineers and geologists for Stone Energy Corporation
23.8	—	Consent of Ryder Scott Company, L.P., independent petroleum engineers and geologists for Stone Energy Corporation
23.9	—	Consent of Cawley, Gillespie & Associates, Inc., independent petroleum engineers and geologists for Stone Energy Corporation
24.1		Powers of attorney (included on signature page)
99.1		Form of Proxy Card of Energy Partners, Ltd. Special Meeting**
99.2		Form of Proxy Card of Stone Energy Corporation Special Meeting**
99.3	—	Consent of Evercore Group L.L.C.
99.4	—	Consent of Banc of America Securities LLC
99.5	—	Consent of Jefferies & Company, Inc.
99.6	—	Commitment Letter, dated as of June 14, 2006, by and among Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and Energy Partners, Ltd.

*	Certain exhibits and schedules have been omitted pursuant to Item 601 of Regulation S-K. EPL agrees to supplementally provide any omitted schedule or exhibit to the Securities and Exchange Commission upon request.
**	To be filed by amendment.

ITEM 22.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1. that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

2. that every prospectus: (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

4. to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on July 21, 2006.

ENERGY PARTNERS, LTD.

By:	/S/ RICHARD A. BACHMANN
Richard A. Bachmann Chairman and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Richard A. Bachmann and John H. Peper, or either of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ RICHARD A. BACHMANN Richard A. Bachmann	Chairman and Chief Executive Officer (Principal Executive Officer)	July 21, 2006

/S/ JOSEPH H. LEBLANC, JR. Joseph H. LeBlanc, Jr.	Treasurer (Principal Financial Officer)	July 21, 2006

/S/ DINA M. BRACCI RIVIERE Dina M. Bracci Riviere	Controller (Principal Accounting Officer)	July 21, 2006

/S/ JOHN C. BUMGARNER, JR. John C. Bumgarner, Jr.	Director	July 21, 2006

/S/ JERRY D. CARLISLE Jerry D. Carlisle	Director	July 21, 2006

/S/ HAROLD D. CARTER Harold D. Carter	Director	July 21, 2006

/S/ ENOCH L. DAWKINS Enoch L. Dawkins	Director	July 21, 2006

/S/ DR. NORMAN C. FRANCIS Dr. Norman C. Francis	Director	July 21, 2006

/S/ ROBERT D. GERSHEN Robert D. Gershen	Director	July 21, 2006

/S/ PHILLIP A. GOBE Phillip A. Gobe	President, Chief Operating Officer and Director	July 21, 2006

/S/ WILLIAM R. HERRIN JR. William R. Herrin Jr.	Director	July 21, 2006

/S/ WILLIAM O. HILTZ William O. Hiltz	Director	July 21, 2006

/S/ JOHN G. PHILLIPS John G. Phillips	Director	July 21, 2006